As filed with the Securities and Exchange Commission on May 13, 2010

Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CoreSite Realty Corporation
(Exact name of registrant as specified in governing instruments)

1050 17th Street, Suite 800
Denver, CO 80265
(866) 777-2673
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas M. Ray
President & Chief Executive Officer
CoreSite Realty Corporation
1050 17th Street, Suite 800

Denver, CO 80265
(866) 777-2673
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raymond Y. Lin	Edward J. Schneidman
Patrick H. Shannon	John P. Berkery
Latham & Watkins LLP	Mayer Brown LLP
885 Third Avenue	1675 Broadway
New York, New York 10022	New York, New York 10019
(212) 906-1200	(212) 506-2500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Proposed
	Maximum	Amount of
Title of Securities	Aggregate Offering	Registration
to be Registered	Price(a)(b)	Fee
Common stock, $0.01 par value	$230,000,000	$16,399

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)	Including additional shares of common stock that may be purchased by the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2010

PROSPECTUS

           Shares

CoreSite Realty Corporation
Common Stock
$      per share

This is our initial public offering of our common stock. We are selling          shares of our common stock. We currently expect the initial public offering price to be between $      and $      per share.

We have granted the underwriters an option to purchase up to           additional shares of common stock to cover over-allotments.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “COR.”

We believe that we qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our tax year ending December 31, 2010. Shares of our common stock are subject to ownership limitations that are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.8% ownership limit. See “Description of Securities.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to CoreSite (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about          , 2010 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citi	BofA Merrill Lynch	RBC Capital Markets

          , 2010

CORESITE

COMPANY HIGHLIGHTS

- High quality portfolio
- Significant expansion capability
- Network density
- Diversified customer base
- Facilities in key markets
- Balance sheet positioned to fund continued growth
- Experienced management team

STRONG DATA CENTERS.
LASTING RELATIONSHIPS.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

This prospectus contains third-party estimates and data regarding growth in the Internet and data center industries. This data was obtained from reports by and publications of Tier1 Research, LLC, Cisco Systems, Inc., Nemertes Research and Gartner, Inc. Although we have not independently verified the data and estimates contained in these reports and publications, we believe that this information is reliable. However, there can be no guarantee that the markets discussed in these reports will grow at the estimated rates or at all, and actual results may differ from the projections and estimates contained in these reports. Any failure of the markets to grow at projected rates could have an adverse impact on our business. See “Appendix B: Citations” for a complete list of these reports and publications.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. Before making your investment decision, you should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma financial statements and our historical combined financial statements and related notes included elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “our company” refer to CoreSite Realty Corporation, a Maryland corporation, together with its consolidated subsidiaries after giving effect to the Restructuring Transactions described in this prospectus, including CoreSite, L.P., a Delaware limited partnership of which CoreSite Realty Corporation is the sole general partner and which we refer to in this prospectus as our “operating partnership” and CoreSite Services, Inc., a Delaware corporation, our taxable REIT subsidiary, or TRS. References to “pro forma revenues,” “pro forma net loss” and “pro forma funds from operations” refer to our revenues, net loss and funds from operations as described in “Summary of Historical and Pro Forma Financial Data” and the unaudited pro forma financial statements included elsewhere in this prospectus. For a list of certain industry terms and sources cited herein, see “Appendix A: Glossary of Terms” and “Appendix B: Citations,” respectively.

Our Company

We are a leading owner, developer and operator of strategically located data centers in some of the largest and fastest growing data center markets in the United States, including Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago and New York City. Our premium data centers feature ample and redundant power, advanced cooling and security systems and many are points of dense network interconnection. We are able to satisfy the full spectrum of our customers’ data center requirements by providing data center space ranging in size from an entire building or large dedicated suite to a cage or cabinet. We lease our space to a broad and growing customer base ranging from enterprise customers to less space-intensive, more network-centric customers. Our operational flexibility allows us to selectively lease data center space to its highest and best use depending on customer demand, regional economies and property characteristics.

As of December 31, 2009, our property portfolio included ten operating data center facilities, one data center under construction and one development site, which collectively comprise over 2.0 million net rentable square feet, or NRSF, of which approximately 1.0 million NRSF is existing data center space. These properties include 299,819 NRSF of space readily available for lease, of which 171,956 NRSF is available for lease as data center space. As of December 31, 2009, we had the ability to expand our operating data center square footage by approximately 1.0 million NRSF by redeveloping 481,885 NRSF of vacant space and developing 496,250 NRSF of new data center space on land we currently own. We expect that this redevelopment and development potential will enable us to accommodate existing and future customer demand and positions us to significantly increase our cash flows.

Our diverse customer base consists of over 600 customers, including enterprise customers, communications service providers, media and content companies, government agencies and educational institutions. We have a high level of customer retention, which we believe is due to our premium facilities and the interconnection opportunities available at many of our data centers. As of December 31, 2009, our largest customer represented approximately 5.7% of our annualized rent. During the second quarter of 2010, we expanded our relationship with Facebook, Inc. and expect that this customer will represent approximately 10% of our pro forma revenues for the year ending December 31, 2010.

Our management team has an average of more than 19 years of experience in the real estate, communications or technology industries, which includes more than 15 years of collective experience at publicly traded REITs between our chief executive officer and chief financial officer. The first data center in our portfolio was purchased in 2000 and since then we have continued to acquire, redevelop, develop and operate these types of facilities. Our data center acquisitions have been historically funded and held through real estate funds affiliated with The Carlyle Group, or Carlyle, a global private equity firm.

Our Portfolio

The following table provides an overview of our properties as of December 31, 2009 after giving effect to the Restructuring Transactions.

				NRSF
				Operating(1)
						Office and Light-				Redevelopment and
			Annualized	Data Center(2)		Industrial(3)		Total		Development(4)
	Metropolitan	Acquisition	Rent		Percent		Percent		Percent	Under			Total
Facilities	Area	Date(5)	($000)(6)	Total	Leased(7)	Total	Leased(7)	Total(8)	Leased(7)	Construction	Vacant	Total	Portfolio

One Wilshire*	Los Angeles	Aug. 2007	$20,672	156,521	78.8%	7,500	79.7%	164,021	78.8%	—	—	—	164,021
55 S. Market	San Francisco Bay	Feb. 2000	13,249	84,045	87.7	205,880	90.1	289,925	89.4	—	—	—	289,925
900 N. Alameda	Los Angeles	Oct. 2006	11,656	256,690	89.6	16,622	4.1	273,312	84.4	16,126	144,721	160,847	434,159
427 S. LaSalle	Chicago	Feb. 2007	6,396	129,440	69.6	45,283	100.0	174,723	77.5	—	5,309	5,309	180,032
1656 McCarthy	San Francisco Bay	Dec. 2006	6,242	71,847	88.0	—	—	71,847	88.0	—	4,829	4,829	76,676
70 Innerbelt	Boston	Apr. 2007	6,208	118,991	92.7	13,639	13.4	132,630	84.5	14,079	129,897	143,976	276,606
12100 Sunrise Valley	Northern Virginia	Dec. 2007	6,113	70,942	79.9	38,350	84.6	109,292	81.5	45,556	107,921	153,477	262,769
32 Avenue of the Americas*	New York	Jun. 2007	3,546	48,404	68.3	—	—	48,404	68.3	—	—	—	48,404
1275 K Street*	Northern Virginia	Jun. 2006	1,782	22,137	98.1	—	—	22,137	98.1	—	—	—	22,137
2115 NW 22nd Street	Miami	Jun. 2006	1,064	30,176	50.2	1,641	—	31,817	47.6	—	13,447	13,447	45,264

Coronado-Stender Business Park:
Coronado-Stender Properties	San Francisco Bay	Feb. 2007	1,036	—	—	179,600	60.7	179,600	60.7	—	—	—	179,600
2901 Coronado	San Francisco Bay	Feb. 2007	—	—	—	—	—	—	—	50,000	—	50,000	50,000

Total Facilities:			$77,964	989,193	82.6%	508,515	74.9%	1,497,708	80.0%	125,761	406,124	531,885	2,029,593

*	Indicates properties in which we hold a leasehold interest.
(1)	Represents the square feet at a building under lease as specified in existing customer lease agreements plus management’s estimate of space available for lease to customers based on engineers’ drawings and other factors, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas. Total NRSF at a given facility includes the total operating NRSF and total redevelopment and development NRSF, but excludes our office space at a facility and our corporate headquarters.
(2)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as data center space. Both leased and available data center NRSF include a customer’s proportionate share of the required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(3)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as space other than data center space, which is typically space offered for office or light-industrial use.
(4)	Represents vacant space in our portfolio that requires significant capital investment in order to redevelop or develop into data center facilities. Total redevelopment and development NRSF and total operating NRSF represent the total NRSF at a given facility.
(5)	Represents the date a property was acquired by a Carlyle real estate fund or, in the case of a property under lease, the date the initial lease commenced for the property.
(6)	Represents the monthly contractual rent under existing customer leases as of December 31, 2009 multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes electricity use attributable to customers.
(7)	Includes customer leases in effect as of December 31, 2009. The percent leased is determined based on leased square feet as a proportion of total operating NRSF.
(8)	Represents the NRSF at an operating facility currently leased or readily available for lease. This excludes existing vacant space held for redevelopment or development.

Industry Overview

Data centers are highly specialized and secure buildings that house networking, storage and communications technology infrastructure, including servers, storage devices, switches, routers and fiber optic transmission equipment. These buildings are designed to provide the power, cooling and network connectivity necessary to efficiently operate this mission-critical IT equipment. This infrastructure requires an uninterruptible power supply, backup generators, cooling equipment, fire suppression systems and physical security. Data centers located at points where many communications networks converge can also function as interconnection hubs where customers are able to connect to multiple networks and exchange traffic with each other.

According to Tier1 Research, LLC, the global Internet data center market is estimated to grow from $9.2 billion in 2008 to $18.5 billion in 2012, representing a compound annual growth rate of 19%.(a) We believe that the data center industry enjoys strong demand dynamics principally driven by the continued growth of Internet traffic, the corresponding increase in processing and storage equipment and the increased need for network interconnection capabilities. Additionally, companies are increasingly outsourcing their data center needs due to the high cost of operating and maintaining in-house data center facilities, increasing power and cooling requirements for data centers and the growing focus on business and disaster recovery planning.

Concurrently with the increasing demand for outsourced data center space, we believe that the supply of new data center facilities has been constrained by industry consolidation, underinvestment and lack of sufficient capital to develop additional space. New data center supply is estimated to grow by only 5% in 2010, whereas data center demand is expected to grow by 12% during the same period.(b) Through 2013, global demand for multi-customer data center space is expected to outpace overall new supply by approximately 250%, resulting in utilization of data center space rising from 73% at year-end 2009 to 96% of forecasted space by 2013.(b) Industry estimates suggest that at 70% space utilization, a data center market will begin to experience supply constraints as suitable space becomes limited.(b) At 80% space utilization, industry sources predict that demand for data center space will greatly outpace available supply and that pricing for available space could be driven up significantly; and at 90% space utilization, available supply in a data center market is estimated to be effectively filled with the remaining space physically fragmented, held for expansion by existing customers and very expensive.(b)

We believe this imbalance of supply and demand will continue to support a favorable pricing environment for providers of data center space. Therefore, we anticipate that sufficiently capitalized operators with space and land available for redevelopment and development, as well as a proven track record and reputation for operating high-quality data center facilities, will enjoy a significant competitive advantage and be best-positioned to accommodate market demand.

Our Competitive Strengths

We believe the following key competitive strengths position us to efficiently scale our business, capitalize on the growing demand for data center space and interconnection services, and thereby grow our cash flow.

High Quality Data Center Portfolio.  As of December 31, 2009, our property portfolio included ten strategically located operating data center facilities, one data center under construction and one development site. Much of our data center portfolio has been recently constructed. Specifically, since January 1, 2006, we have redeveloped 528,812 NRSF into data center space, or approximately 53.5% of our current data center portfolio. Based upon our portfolio as of December 31, 2009 and including the completion of the 125,761 NRSF of data center space under construction at that time,  % of our data center portfolio will have been built since January 1, 2006. Our facilities have advanced power and cooling infrastructure with additional power capacity to support continued growth.

Expansion Capability.  By leasing readily available data center space and expanding our operating data center space, we anticipate that we will be able to meet the growing demand from our existing and prospective customers. Our data center facilities currently have 171,956 NRSF of space readily available for lease. We also have the ability to expand our operating data center square footage by approximately 1.0 million NRSF by redeveloping 481,885 NRSF of vacant space and developing 496,250 NRSF of new data centers on land that we currently own. Of this redevelopment and development space, 125,761 NRSF is currently under construction, including the development of a new 50,000 NRSF data center in Santa Clara, California, which we expect will be completed by the end of the second quarter of 2010.

Significant Network Density.  Many of our data centers are points of dense network interconnection that provide our customers with valuable networking opportunities that help us retain existing customers and attract new ones. We believe that the network connectivity at these data centers provides us with a significant competitive advantage because network-dense facilities offering high levels of connectivity typically take many years to establish. To facilitate access to these networking opportunities, we provide services enabling interconnection among our data center customers including private cross connections and publicly-switched peering services. Our private cross connection services entail installing fiber, or other connection media, between two customer spaces. Our publicly-switched peering services allow our customers to exchange digitalized information with each other by connecting to our Any2 Exchange® networking switch. Currently, we actively manage over 9,000 interconnections across our portfolio.

Facilities in Key Markets.  Our portfolio is concentrated in some of the largest and most important U.S. metropolitan markets, including five of the six North American markets identified by Tier1 Research, LLC as markets of high data center demand.(a) Our data centers are located in Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago, Boston, New York City and Miami. These locations offer access to the abundant power required to run and cool the facilities. Many of our facilities are also situated in close proximity to hundreds of businesses and corporations, which drives demand for our data center space and interconnection services. We expect to continue benefitting from this proximity as customers seek new, high-quality data center space in our markets.

Diversified Customer Base.  We have a diverse, global base of over 600 customers, which we believe is a reflection of our outstanding reputation and proven track record, as well as our customers’ trust in our ability to house their mission-critical applications and vital communications technology. As of December 31, 2009, no one customer represented more than 5.7% of our annualized rent and our top ten customers represented 33.5% of our annualized rent. Our diverse customer base spans many industries and includes:

•	Global Telecommunications Carriers, Internet Service Providers and Content Delivery Networks: AT&T Inc., British Telecom (BT Group Plc.), Akamai Technologies, Inc., CDNetworks Co. Ltd., Internap Network Services Corp., Limelight Networks Inc., China Netcom Group Corp., China Unicom (Hong Kong) Limited, France Telecom SA, Japan Telecom Co., Ltd., Korea Telecom Corporation, Singapore Telecom Ltd., Sprint Nextel Corporation, Tata Communications Ltd., Telmex U.S.A., L.L.C. and Verizon Communications Inc.

•	Enterprise Companies, Financial and Educational Institutions and Government Agencies: Computer Science Corporation, Facebook, Inc., Google Inc., Microsoft Corporation, The NASDAQ OMX Group, Inc., NYSE Euronext, the Government of the District of Columbia, Macmillan Inc. and the University of Southern California.

•	Media and Content Providers: DreamWorks Animation SKG, Inc., NBC Universal Inc., Sony Pictures Imageworks Inc. and Warner Brothers Entertainment, Inc.

Experienced Management Team.  Our management team has an average of more than 19 years of experience in the real estate, communications or technology industries, which includes more than 15 years of collective experience at publicly traded REITs between our chief executive officer and chief financial officer. Our senior management team has significant expertise in acquiring, redeveloping, developing and operating efficient data center properties and a track record of delivering customer-focused solutions. For example, we were a leader in introducing pass-through power pricing to smaller, colocation customers, enabling customers to pay only for the power they use (including an allocable share of common area power expenses) and to monitor their power usage via our MyCoreSite web-based customer portal. We believe this value-added feature reflects our customer-first approach, which has enabled us to retain existing customers and attract new ones.

Balance Sheet Positioned to Fund Continued Growth.  As of December 31, 2009, after giving effect to the Restructuring Transactions, the Financing Transactions and the use of proceeds therefrom as described more fully below, we believe that we will be conservatively capitalized with approximately $192.4 million of total long-term debt equal to approximately 20.0% of the undepreciated book value of our total assets. We will have no near-term maturities, except for a $32.0 million construction loan due in June 2011, of which $17.4 million was outstanding as of December 31, 2009. Under this construction loan, we have two one-year extension rights that, subject to satisfying certain tests, we expect to be able to exercise. In addition, we expect to have $      million of cash available on our balance sheet and the ability to borrow up to an additional $      million under a new $100.0 million revolving credit facility, subject to satisfying certain financial tests. We believe this available capital will be sufficient to fund our general corporate needs, including our near-term redevelopment and development of 250,074 NRSF of new data center space.

Business and Growth Strategies

Our business objective is to continue growing our position as a leading provider of data center space in North America. The key elements of our strategy are as follows:

Increase Cash Flow of Our In-Place Data Center Space.  We actively manage and lease our properties to increase cash flow by:

•	Increasing Rents. Approximately 88% of our annualized rent as of December 31, 2009 was derived from data center leases. We believe that the average rental rate for our in-place data center leases is substantially below market and that our ability to renew these leases at market rates provides us with an opportunity to increase our cash flows. During 2009, approximately 75% of expiring data center leases were renewed and had a weighted average increased rental rate of approximately 25%. Additionally, the dollar weighted average rental rate per NRSF of our data center leases renewed in 2009 was greater than 25% of the dollar weighted average rental rate per NRSF of data center leases expiring in 2010. As a result, we believe that the average rental rate for leases that we expect to renew in 2010 will be significantly increased; however, we cannot assure you that we will achieve the same or comparable rate increases or renewals achieved in 2009.

•	Leasing up Available Space and Power. We have the ability to increase both our revenue and our revenue per square foot by leasing additional space and power to new and existing data center customers. As of December 31, 2009, substantially all of our data center facilities offered our customers the ability to increase their square footage under lease as well as the amount of power they use per square foot. In total, our existing data center facilities have 171,956 NRSF of space available for lease. We believe this space, together with available power, enables us to generate incremental revenue within our existing data center footprint without necessitating extensive capital expenditures.

Capitalize on Embedded Expansion Opportunities.  Our portfolio includes 481,885 NRSF of vacant space that can be redeveloped into data center space, of which 75,761 is currently under construction. We believe that redevelopment provides attractive risk-adjusted returns because by leveraging existing in-place infrastructure and entitlements we are typically able to deliver redevelopment space at a lower cost and faster time-to-market than ground-up development. In many cases we are able to strategically deploy capital by redeveloping space in incremental phases to meet customer demand.

In addition to our redevelopment space, as of December 31, 2009, our portfolio included a 15.75-acre property housing seven buildings in Santa Clara, California, which we refer to as the “Coronado-Stender Business Park.” The Coronado-Stender Business Park currently includes:

•	the Coronado-Stender Properties, a 12.6 acre development site with six buildings consisting of 179,600 NRSF of office and light-industrial operating space, portions of which generate revenue under short-term leases. We believe this development site provides us with the ability to develop up to 446,250 NRSF of additional data center space in one of the fastest growing and most important data center markets in North America; and

•	2901 Coronado, a 50,000 NRSF data center under development, which represents the first phase of our development at the Coronado-Stender Business Park. We completed a portion of 2901 Coronado in April 2010, and anticipate completing the remainder by the end of the second quarter of 2010. During March 2010, we fully leased this space to a leading online social networking company pursuant to a six-year lease.

Upon completion of the Restructuring Transactions and the Financing Transactions as described more fully below, we believe we will have sufficient capital to execute our redevelopment and development plans as demand dictates.

Selectively Pursue Acquisition Opportunities in New and Existing Markets.  We intend to seek opportunities to acquire existing or potential data center space in key markets with abundant power and/or dense points of interconnection that will expand our customer base and broaden our geographic footprint. Such acquisitions may entail subsequent redevelopment or development which, in either case, often requires significant capital expenditures. We will also continue to implement our “hub-and-spoke strategy” that we have successfully deployed in our three largest markets, Los Angeles and the San Francisco Bay and Northern Virginia areas. In these markets, we have extended our data center footprint by connecting our newer facilities, the spokes, to our established data centers, our hubs, which allows our customers leasing space at the spokes to leverage the significant interconnection capabilities of our hubs.

Leverage Existing Customer Relationships and Reach New Customers.  Our strong customer and industry relationships, combined with our national footprint and sales force, afford us insight into the size, timing and location of customers’ planned growth. We have historically been successful in leveraging this market visibility to expand our footprint and customer base in existing and new markets. We intend to continue to strengthen our relationship with existing customers, including the pursuit of build-to-suit opportunities, and to expand and diversify our customer base by targeting growing enterprise customers and segments, such as healthcare, financial services, media and entertainment companies, and local, state and federal governments and agencies.

Summary Risk Factors

An investment in our common stock involves significant risks. You should carefully consider the matters discussed in the section “Risk Factors” beginning on page 17 prior to deciding whether to invest in our common stock. These risks include, but are not limited to, the following:

•	Any decrease in the demand for data center space, which could result from general economic conditions or a downturn in the data center market, could have a material adverse effect on our business and results of operations;

•	Our portfolio of properties is geographically concentrated in certain markets and any adverse developments in local economic conditions in these markets may negatively impact our operating results;

•	A significant percentage of our customer leases expire every year. If leases with our customers are not renewed on the same or more favorable terms, our business could be substantially harmed;

•	Our success depends on key personnel whose continued service is not guaranteed and we may not be able to retain or attract knowledgeable, experienced and qualified personnel;

•	We are continuing to invest in our expansion efforts, but we may not have sufficient customer demand in the future to realize expected returns on these investments;

•	Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results;

•	Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our access to sufficient electrical power;

•	We face significant competition and may be unable to lease vacant space, renew existing leases or re-lease space as leases expire, which may have a material adverse effect on our business and results of operations;

•	To fund our growth strategy and refinance our indebtedness, we depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all;

•	Our expenses may not decrease if our revenue decreases;

•	Illiquidity of real estate investments, particularly our data centers, could significantly impede our ability to respond to adverse changes in the performance of our properties, which could harm our financial condition;

•	While the Carlyle real estate funds and their affiliates will not control our company following the completion of this offering, they will own a majority of our operating partnership and have the right initially to nominate two directors, and their interests may differ from or conflict with the interests of our stockholders; and

•	Failure to qualify as a REIT would have material adverse consequences to us and the value of our stock.

The Financing Transactions

We expect that concurrently with the completion of this offering, we will enter into a new $100.0 million revolving credit facility and issue $175.0 million of senior notes. We refer to these transactions, together with this offering, as the Financing Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The Restructuring Transactions

The first data center in our portfolio was purchased in 2000 through an investment by a real estate fund affiliated with The Carlyle Group, a global private equity firm. Since the acquisition of that data center, we have expanded our portfolio through additional investments from various Carlyle real estate funds or their affiliates. Although our portfolio has been owned by various Carlyle real estate funds or their affiliates, all of our data centers have been managed by our management team since they were initially acquired or developed.

Immediately prior to the completion of this offering, we will enter into a series of transactions with the Carlyle real estate funds or their affiliates to create our new organizational structure. These transactions, which we refer to as our Restructuring Transactions, are described more fully under the caption “Certain Relationships and Related Party Transactions—The Restructuring Transactions.” In connection with the Restructuring Transactions, the Carlyle real estate funds or their affiliates will contribute to our operating partnership, CoreSite, L.P., entities that each own or lease one of the properties that will comprise our portfolio. In exchange for this contribution, our operating partnership will issue to the Carlyle real estate funds or their affiliates an aggregate of           operating partnership units, which are redeemable for cash or, at our option, exchangeable for our common stock on a one-for-one basis and have a total value of $      million based upon the midpoint of the range set forth on the cover of this prospectus. Concurrently with the closing of this offering, we will purchase from the Carlyle real estate funds or their affiliates an aggregate of           of these units for $      , and we will purchase from our operating partnership an additional           units for $           . Following our purchase of these units, the Carlyle real estate funds or their affiliates will have an aggregate beneficial ownership interest in our operating partnership of approximately     % which, if exchanged for our common stock, would represent an approximate     % interest in our common stock.

As a result of the Restructuring Transactions, after the completion of this offering, substantially all of our assets will be held by, and our operations conducted through, CoreSite, L.P. and its subsidiaries. We expect to qualify as a REIT for federal income tax purposes beginning with our tax year ending December 31, 2010. Substantially all of our interconnection services will be provided by CoreSite Services, Inc., our taxable REIT subsidiary, a wholly owned subsidiary of our operating partnership. We will control CoreSite, L.P. as general partner and as the owner of approximately     % of the interests in our operating partnership. Our primary asset will be our general and limited partner interests in our operating partnership.

Our Structure

The following diagram summarizes our ownership structure upon completion of this offering and the completion of the Restructuring Transactions. Our operating partnership will indirectly own 100% of the various properties depicted below.

(1)	Excludes (i) shares issuable upon exercise of the underwriters’ over-allotment option, (ii) shares available for future issuance under our 2010 Equity Incentive Plan, (iii) shares underlying outstanding options granted under our 2010 Equity Incentive Plan with a weighted average exercise price of $ per share and (iv) shares reserved for issuance with respect to operating partnership units held by limited partners expected to be outstanding subsequent to the Restructuring Transactions that may, subject to limits in the partnership agreement of our operating partnership, be redeemed for cash or, at our option, exchanged for shares of our common stock on a one-for-one basis commencing upon the first anniversary of the completion of this offering. Assuming all operating partnership units owned by the Carlyle real estate funds or their affiliates are exchanged for shares of common stock (a) our public stockholders will own % of our outstanding common stock and our company’s directors and executive officers will own % of our outstanding common stock and (b) if the underwriters exercise their overallotment option in full, our public stockholders will own % of our outstanding common stock and our company’s directors and executive officers will own % of our outstanding common stock.

(2)	Reflects the purchase by us of operating partnership units from the Carlyle real estate funds or their affiliates upon completion of this offering and the Restructuring Transactions.

Material Benefits to Related Parties

Upon completion of this offering and the Restructuring Transactions, the Carlyle real estate funds or their affiliates, our executive officers and members of our Board of Directors will receive material financial and other benefits, as described below. For a more detailed discussion of these benefits see “Management” and “Certain Relationships and Related Party Transactions.”

Partnership Agreement

Concurrently with the completion of this offering, we will enter into a partnership agreement with the various limited partners of our operating partnership, of which we will be the general partner. Upon completion of this offering and the Restructuring Transactions, the Carlyle real estate funds or their affiliates, will have an aggregate beneficial ownership interest in our operating partnership of approximately     % which, if exchanged for our common stock, would represent an approximate     % interest in our common stock. The operating partnership agreement will initially grant the Carlyle real estate funds or their affiliates that are contributing properties to our operating partnership the right to nominate two of the seven directors to our Board of Directors. Pursuant to the operating partnership agreement, the Carlyle real estate funds or their affiliates will only be entitled to nominate one director once the number of shares of common stock held by them collectively (assuming all operating partnership units are exchanged into common stock) falls below 50% and shall have no right to nominate directors below a 10% ownership threshold. See “Description of the Partnership Agreement of CoreSite, L.P.”

Employment Agreement with Thomas M. Ray

Prior to or concurrently with the completion of this offering, Thomas M. Ray, currently a managing director of The Carlyle Group and a member of our Board of Directors, will resign from his position at Carlyle and will enter into an employment agreement with us to serve exclusively as our President and Chief Executive Officer. Mr. Ray’s compensation and the salary of his executive assistant have historically been paid by an affiliate of The Carlyle Group. However, we paid an affiliate of The Carlyle Group $575,000 as partial reimbursement for the related services rendered to us by Mr. Ray and his executive assistant during the year ended December 31, 2009.

Director Compensation

Upon completion of the offering, each of our directors, other than Thomas M. Ray, will receive, as compensation for their services, shares of common stock and other cash compensation as set forth in “Management—Compensation of Directors.”

Registration Rights

The Carlyle real estate funds or their affiliates will receive registration rights with respect to shares of our common stock that may be issued to them upon the redemption of operating partnership units. See “Shares Eligible for Future Sale—Registration Rights Agreement.”

Indemnification Agreements

Effective upon completion of this offering, we will enter into an indemnification agreement with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Tax Protection Agreements

We have agreed with each of the Carlyle real estate funds or their affiliates, which have directly or indirectly contributed their interests in the properties in our portfolio to our operating partnership, that if we directly or indirectly sell, convey, transfer or otherwise dispose of all or any portion of these interests in a taxable transaction, we will make an interest-free loan to the contributors in an amount equal to the contributor’s tax liabilities, based on an assumed tax rate. Any such loan would be repayable out of the after-tax proceeds (based on an assumed tax rate) of any distribution from the operating partnership to, or any sale of operating partnership units (or common stock issued by us in exchange for such units) by, the recipient of such loan, and would be non-recourse to the borrower other than with respect to such proceeds. These tax protection provisions apply for a period expiring on the earlier of (i) the seventh anniversary of the completion of this offering and (ii) the date on which these contributors (or certain transferees) dispose in certain taxable transactions of 90% of the operating partnership units that were issued to them in connection with the contribution of these properties. See “Certain Relationships and Related Party Transactions—Tax Protection Agreement.”

Letters of Credit

Affiliates of The Carlyle Group caused $20.1 million of letters of credit to be issued under certain of their credit facilities to guarantee payments under mortgages, lease commitments, payments to vendors and construction redevelopment at certain properties in our portfolio. At the completion of the Financing Transactions, these letters of credit will be cancelled.

Distribution Policy and Payment of Distributions

We intend to pay regular quarterly dividends to our stockholders, beginning with a dividend for the period commencing on the completion of this offering and ending on          ,          .

To obtain the favorable tax treatment associated with our qualification as a REIT, commencing with our taxable year ending on December 31, 2010, we will be required to distribute to our stockholders at least 90% of our net taxable income (excluding net capital gains) each year. To the extent that we distribute at least 90% but less than 100% of our net taxable income, we will be subject to tax at ordinary corporate tax rates on the retained portion. As such, commencing with our taxable year ending on December 31, 2010, we intend to distribute to our stockholders each year all or substantially all of our REIT net taxable income. We will not have any substantial REIT net taxable income prior to the closing of this offering. The actual amount, timing and frequency of distributions will be determined by our Board of Directors based upon a variety of factors deemed relevant by our directors, including our results of operations and our debt service obligations. See “Dividend Policy.”

Restrictions on Transfer

Under the partnership agreement of our operating partnership, except under limited circumstances, holders of operating partnership units will not have the right to tender their units for redemption prior to the first anniversary of the completion of this offering. In addition, subject to certain exceptions, we, our executive officers and directors will agree not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including operating partnership units) owned by us or them upon completion of this offering or thereafter acquired for a period of 180 days from the date of this prospectus without the consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation.

Conflicts of Interest

Following completion of this offering, there will be conflicts of interest with respect to certain transactions between the holders of operating partnership units and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness may have different tax consequences to holders of operating partnership units as compared to holders of our common stock, which could make those transactions more or less desirable to the holders of such units. For more information regarding these conflicts of interests, see “Certain Relationships and Related Party Transactions” and “Policies with Respect to Certain Activities.”

Restrictions on Ownership of our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person or entity (other than a person who or entity that has been granted an exception as described below) from actually or constructively owning more than 9.8% (by value or by number of shares, whichever is more restrictive) of our common stock or more than 9.8% (by value) of our capital stock. We refer to these restrictions as the ownership limits. Our charter permits our Board of Directors to make certain exceptions to these ownership limits, unless it would cause us to fail to qualify as a REIT. We expect that our Board of Directors will grant some or all of the Carlyle real estate funds or their affiliates exceptions from the ownership limits applicable to other holders of our common stock.

Corporate Information

We formed CoreSite Realty Corporation as a Maryland corporation on February 17, 2010, with perpetual existence. We elected to be treated as an S corporation for federal income tax purposes effective as of the date of our incorporation. We will terminate our S corporate status shortly before completion of this offering (ending the S corporation tax year) and intend to qualify as a REIT for federal income tax purposes commencing with our taxable year ending on December 31, 2010. Our corporate offices are located at 1050 17th Street, Suite 800, Denver, CO 80265. Our telephone number is (866) 777-2673. Our website is www.coresite.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

THE OFFERING

Common stock offered by us	shares(x)
Common stock to be outstanding after the offering	shares(x)
Common stock and operating partnership units to be outstanding after the offering	shares and operating partnership units(y)
Option to purchase additional shares	We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to additional shares of our common stock from us at the public offering price less underwriting discounts and commissions to cover over-allotments.
Use of proceeds	Based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $ million after deducting underwriting discounts and commissions and offering expenses payable by us. We estimate that we will receive aggregate net proceeds from the Financing Transactions (including proceeds from this offering) of $ million. We intend to use the proceeds from the Financing Transactions (i) to repay approximately $ million of indebtedness, including related fees and expenses; (ii) to purchase operating partnership units from our operating partnership; (iii) to purchase operating partnership units from the Carlyle real estate funds or their affiliates that are contributing properties to our operating partnership and (iv) for related transaction expenses. Our operating partnership intends to use the cash received from our purchase of its operating partnership units to redevelop and develop additional data center space and for general corporate purposes. See “Use of Proceeds.”
Distribution policy	To obtain the favorable tax treatment associated with our qualification as a REIT, commencing with our taxable year ending on December 31, 2010, we will be required to distribute to our stockholders at least 90% of our net taxable income (excluding capital gains) each year. To the extent that we distribute at least 90% but less than 100% of our net taxable income, we will be subject to tax at ordinary corporate tax rates on the retained portion. As such, commencing with our taxable year ending on December 31, 2010, we intend to generally distribute to our stockholders each year on a regular quarterly basis all or substantially all of our REIT net taxable income. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, economic conditions and other factors deemed relevant by our Board of Directors. See “Dividend Policy.”

(x)	Excludes (i) shares issuable upon exercise of the underwriters’ over-allotment option, (ii) shares available for future issuance under our 2010 Equity Incentive Plan, (iii) shares underlying outstanding options granted under our 2010 Equity Incentive Plan with a weighted average exercise price of $ per share and (iv) shares reserved for issuance with respect to operating partnership units held by limited partners expected to be outstanding subsequent to the Restructuring Transactions that may, subject to limits in the partnership agreement of our operating partnership, be redeemed for cash or, at our option, exchanged for shares of our common stock on a one-for-one basis commencing upon the first anniversary of the completion of this offering.

(y)	Includes operating partnership units expected to be outstanding following consummation of the Restructuring Transactions.

Proposed New York Stock Exchange symbol	We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “COR.”
Risk factors	Investing in our common stock involves certain risks. See the risk factors described under the heading “Risk Factors” beginning on page 17 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth summary selected financial data on a historical basis for our accounting predecessor, or our Predecessor. Our Predecessor is comprised of the real estate activities of four of our operating properties, 1656 McCarthy, 32 Avenue of the Americas, 12100 Sunrise Valley and 70 Innerbelt, as well as the Coronado-Stender Business Park, all under common control. As part of our Restructuring Transactions, we will acquire other data center properties and buildings housing office and other space under common management, which we refer to in this prospectus as our Acquired Properties. Our Acquired Properties include our continuing real estate operations at 55 S. Market, One Wilshire, 1275 K Street, 900 N. Alameda, 427 S. LaSalle and 2115 NW 22nd Street, as well as 1050 17th Street, a property we lease for our corporate headquarters, which does not generate operating revenue. For accounting purposes, our Predecessor is considered to be the acquiring entity in the Restructuring Transactions and, accordingly, the acquisition of our Acquired Properties will be recorded at fair value. For more information regarding the Restructuring Transactions, please see “Structure and Formation of Our Company.”

The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2009 are presented as if the Restructuring Transactions and Financing Transactions had all occurred on December 31, 2009 for the pro forma condensed consolidated balance sheet data and as of January 1, 2009 for the pro forma condensed consolidated statement of operations data. Our pro forma condensed consolidated financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The summary historical financial information as of December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007 has been derived from our Predecessor’s audited financial statements included elsewhere in this prospectus.

You should read the following summary selected financial data in conjunction with our pro forma financial statements, our Predecessor’s historical combined financial statements and the related notes thereto, and our Acquired Properties’ historical combined financial statements and the related notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Year Ended December 31,
	Pro Forma
	Consolidated	Historical Predecessor
	2009	2009	2008	2007
	(In thousands, except per share data)
	(Unaudited)

Statement of Operations Data
Operating revenues	$112,979	$28,831	$15,581	$10,349
Operating expenses:
Property operating and maintenance	37,466	13,954	11,258	4,451
Management fees to related party	—	2,244	1,523	363
Real estate taxes and insurance	5,730	1,787	2,125	1,015
Depreciation and amortization	41,330	11,193	7,966	3,528
Sales and marketing	2,650	135	170	60
General and administrative	21,242	1,401	1,325	267
Rent expense	19,206	2,816	2,624	509

Total operating expenses	127,624	33,530	26,991	10,193

Operating income	(14,645)	(4,699)	(11,410)	156
Other income and expense
Interest income	79	3	17	38
Interest expense	(17,592)	(2,343)	(2,495)	(2,123)

Net income/(loss)	(32,158)	(7,039)	(13,888)	(1,929)
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(22,511)	—	—	—

Net income (loss) attributable to controlling interests	$(9,647)	$(7,039)	$(13,888)	$(1,929)

Pro forma (earning/loss) per share—basic and diluted	$—

Pro forma weighted average common shares - basic and diluted	—

	As of December 31,
	Pro Forma
	Consolidated	Historical Predecessor
	2009	2009	2008	2007
	(In thousands)
	(Unaudited)			(Unaudited)

Balance Sheet Data
Net investments in real estate	$600,065	$218,055	$197,493	$151,044
Total assets	944,078	239,420	213,846	164,762
Mortgages and notes payable	192,362	62,387	52,530	44,332
Redeemable noncontrolling interests in operating partnership	495,741	—	—	—
Stockholders’ and members’ equity	212,460	162,338	149,103	107,228

We consider funds from operations, or FFO, to be a supplemental measure of our performance, which should be considered along with, but not as an alternative to, net income or cash provided by operating activities as a measure of our operating performance. We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Our management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs.

We offer this measure because we recognize that FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. FFO is a non-GAAP measure and should not be considered a measure of liquidity, an alternative to net income, cash provided by operating activities or any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. In addition, our calculations of FFO are not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income (loss).

The following table is a reconciliation of our pro forma net loss to FFO:

	Year Ended December 31,
	Pro Forma
	Condensed
	Consolidated	Historical Predecessor
	2009	2009	2008	2007
	(In thousands)
	(Unaudited)

Funds from Operations
Net loss	$(32,158)	$(7,039)	$(13,888)	$(1,929)
Real estate depreciation and amortization	40,985	11,193	7,966	3,528

FFO	$8,827	$4,154	$(5,922)	$1,599

RISK FACTORS

Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following risk factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business and Operations

Any decrease in the demand for data center space, which could result from general economic conditions or a downturn in the data center market, could have a material adverse effect on our business and results of operations.

Our portfolio of properties consists primarily of data center space, which is leased by a diverse base of customers that depend on these facilities to house their mission-critical, networking, computing and communications technology infrastructure and applications. A general decline in the economy could result in a decrease in the demand for third-party data center space, which may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. Thus, we are susceptible to adverse economic developments, such as recessions, downsizings, consolidations, slowdowns, relocations and other factors. We may also be harmed by any downturns specifically in the data center market, which could result from an oversupply of or reduced demand for space.

Our portfolio of properties is geographically concentrated in certain markets and any adverse developments in local economic conditions in these markets may negatively impact our operating results.

Our portfolio of properties is geographically concentrated in Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago, Boston, New York City and Miami. These markets comprised 41.5%, 26.3%, 10.1%, 8.2%, 8.0%, 4.5% and 1.4%, respectively, of our annualized rent as of December 31, 2009. As such, we are susceptible to local economic conditions and the supply of and demand for data center space in these markets. If there is a downturn in the economy or an oversupply of or decrease in demand for data centers in these markets, our business could be materially adversely affected.

A significant percentage of our customer leases expire each year. If leases with our customers are not renewed on the same or more favorable terms, our business could be substantially harmed.

Upon expiration of our customer leases, we face the risk that these leases will not be renewed, which risk is compounded by the fact that a significant percentage of our customer leases expire every year. In addition, as of December 31, 2009, leases representing 22.9%, 22.1% and 27.3% of our annualized rent will expire during of 2010, 2011 and 2012, respectively. Our customers may elect to not renew their leases or may negotiate the renewal of their leases at lower rates, for fewer services or for shorter terms. If we are unable to successfully renew our customer leases on their current or more favorable terms or re-lease available data center space when leases expire, our business, financial condition and results of operations could be materially adversely affected.

Our success depends on key personnel whose continued service is not guaranteed and we may not be able to retain or attract knowledgeable, experienced and qualified personnel.

We depend on the efforts of key personnel, particularly Mr. Ray, our President and Chief Executive Officer, and Ms. Deedee Beckman, our Chief Financial Officer. Our reputation and relationships with existing and potential customers, industry personnel and key lenders are the direct result of a significant investment of time and effort by our key personnel to build credibility in a highly specialized industry. Many of our other senior executives also have strong real estate and technology industry reputations, which aid us in capitalizing on strategic opportunities and negotiating with customers. While we believe that we could find replacements for all of these key personnel, the loss of their services could diminish our business and investment opportunities and our customer, industry and lender relationships, which could have a material adverse effect on our operations.

In addition, our success depends, to a significant degree, on being able to employ and retain at reasonable compensation levels personnel who have the expertise required to successfully acquire, develop and operate premium data centers. Personnel with these skill sets are in limited supply and in great demand. Competition for personnel with such expertise is intense, and we cannot assure you that we will be able to hire and retain a sufficient number of qualified employees to support our growth and maintain the high level of quality service our customers expect. Any failure to do so could have a material adverse effect on our business.

We are continuing to invest in our expansion efforts, but we may not have sufficient customer demand in the future to realize expected returns on these investments.

As part of our growth strategy, we intend to commit substantial operational and financial resources to acquire new data centers and expand existing ones. However, we typically do not require pre-leasing commitments from customers before we develop a new data center, and we may not have sufficient customer demand to support such data centers once they are acquired or expanded. In addition, unanticipated technological changes or excess capacity in the data center market could negatively affect customer demand for our data centers and impair our ability to achieve our expected rate of return on our investment. If any of these events were to occur, it could make it difficult for us to realize expected or reasonable returns on these investments and could have a material adverse effect on our operating results and the market price of our common stock.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.

Our business depends on providing customers with highly reliable service. We may fail to provide such service as a result of numerous factors, including:

•	human error;

•	power loss;

•	improper building maintenance by our landlords in the buildings that we lease;

•	physical or electronic security breaches;

•	fire, earthquake, hurricane, flood and other natural disasters;

•	water damage;

•	war, terrorism and any related conflicts or similar events worldwide; and

•	sabotage and vandalism.

Problems at one or more of our data centers, whether or not within our control, could result in service interruptions or equipment damage. We provide service level commitments to substantially all of our customers. As a result, service interruptions or equipment damage in our data centers could result in credits to these customers. In addition, although we have given such credits to our customers in the past, we cannot assure you that our customers will accept these credits as compensation in the future. Service interruptions and equipment failures may also expose us to additional legal liability and damage our brand image and reputation. Significant or frequent service interruptions could cause our customers to terminate or not renew their leases. In addition, we may be unable to attract new customers if we have a reputation for significant or frequent service disruptions in our data centers.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our access to sufficient electrical power.

Our properties have access to a finite amount of power, which limits the extent to which we can lease additional space for use at our data centers. While we believe that our available utility power is sufficient to support our anticipated lease-up of our data center space, as current and future customers increase their power footprint in our facilities over time, the remaining available power for future customers could limit our ability to increase occupancy rates or network density within our existing facilities.

Furthermore, at certain of our data centers, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. We generally expect that we will have the ability to increase the power and cooling available to customers as their demand increases to such contractual limits; however, it is possible in certain locations for customer demand to increase beyond the current supply. If we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as have liability under our leases. Any such material loss of customers or material liability could adversely affect our results of operations.

We face significant competition and may be unable to lease vacant space, renew existing leases or re-lease space as leases expire, which may have a material adverse effect on our business and results of operations.

We compete with numerous developers, owners and operators of technology-related real estate and data centers, many of which own properties similar to ours in the same markets, including Digital Realty Trust, Inc., Dupont Fabros Technology, Inc., 365 Main Inc., Equinix, Inc., Terremark Worldwide, Inc., Savvis, Inc. and Telx Group, Inc. In addition, we may face competition from new entrants into the data center market. Some of our competitors have significant advantages over us, including greater name recognition, longer operating histories, lower operating costs, pre-existing relationships with current or potential customers, greater financial, marketing and other resources, and access to less expensive power. These advantages could allow our competitors to respond more quickly to strategic opportunities or changes in our industries or markets. If our competitors offer data center space that our existing or potential customers perceive to be superior to ours based on numerous factors, including power, security considerations, location or network connectivity, or if they offer rental rates below our or current market rates, we may lose existing or potential customers or incur costs to improve our properties or reduce our rental rates. If the rental rates for our properties decrease, our existing customers do not renew their leases or we are unable to lease vacant data center space or re-lease data center space for which leases are scheduled to expire, our business and results of operations could be materially adversely affected.

To fund our growth strategy and refinance our indebtedness, we depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our net taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gains. We will also be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources for debt or equity financing to fund our growth strategy. In addition, we may need external sources of capital to refinance our indebtedness at maturity. We may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our then current debt levels;

•	our historical and expected future earnings, cash flow and cash distributions; and

•	the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of our existing indebtedness, which restricts our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt at maturity, which could have a material adverse effect on our business.

Our expenses may not decrease if our revenue decreases.

Many of the expenses associated with our business, such as debt service payments, real estate, personal and ad valorem taxes, insurance, utilities, employee wages and benefits and corporate expenses are relatively inflexible and do not necessarily decrease in tandem with a reduction in revenue from our business. Our expenses will also be affected by inflationary increases and certain of our costs may exceed the rate of inflation in any given period, which we may not be able to fully offset by higher lease rates, which could have a material adverse effect on our results of operations.

We depend on third parties to provide network connectivity within and between certain of our data centers, and any delays or disruptions in this connectivity may adversely affect our operating results and cash flow.

We depend upon carriers and other network providers to deliver network connectivity to customers within our data centers as well as the fiber network interconnection between our data centers. Our hub-and-spoke approach in particular leaves us dependent on these third parties to provide these services between our data centers. We cannot assure you that any network provider will elect to offer its services within new data centers that we develop or that once a network provider has decided to provide connectivity to or between our data centers that it will continue to do so for any period of time. A significant interruption in or loss of these services could impair our ability to attract and retain customers and have a material adverse effect on our business.

Enabling connectivity within and between our data centers requires construction and operation of a sophisticated redundant fiber network. The construction required to connect our data centers is complex and involves factors outside of our control, including the availability of construction resources. If highly reliable connectivity within and between certain of our data centers is not established, is materially delayed, is discontinued or fails, our operating results and cash flow will be adversely affected. Any hardware or fiber failures on this network may result in the loss of connectivity to our data centers, which could have a material adverse effect on our ability to attract new customers or retain existing ones.

Our data center infrastructure may become obsolete and we may not be able to upgrade our power and cooling systems cost-effectively or at all.

The markets for the data centers that we own and operate, as well as the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and changing customer demands. Our ability to deliver technologically sophisticated power and cooling are significant factors in our customers’ decisions to rent space in our data centers. Our data center infrastructure may become obsolete due to the development of new systems to deliver power to, or eliminate heat from, the servers and other customer equipment that we house. Additionally, our data center infrastructure could become obsolete as a result of the development of new technology that requires levels of power and cooling that our facilities are not designed to provide. Our power and cooling systems are also difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. The obsolescence of our power and cooling systems would have a material adverse effect on our business. In addition, evolving customer demand could require services or infrastructure improvements that we do not provide or that would be difficult or expensive for us to provide in our current data centers, and we may be unable to adequately adapt our properties or acquire new properties that can compete successfully. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

Furthermore, potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. These may include physical security requirements applicable to the defense industry and government contractors and privacy and security regulations applicable to the financial services and health care industries. If such regulations were adopted, we could lose some customers or be unable to attract new customers in certain industries, which would have a material adverse effect on our results of operations.

Potential losses to our properties may not be covered by insurance or may exceed our policy coverage limits.

Upon completion of this offering, we will carry comprehensive general liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio. We will select policy specifications and insured limits which we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We will not carry insurance for generally uninsured losses such as loss from riots, war, terrorist attacks or acts of God. The properties in our portfolio located in California are subject to risks from earthquakes and our property in Miami is potentially subject to risks related to tropical storms, hurricanes and floods. Together, these properties represented approximately 69.2% of total annualized rent as of December 31, 2009. While we will carry earthquake, hurricane and flood insurance on our properties, the amount of our insurance coverage may not be sufficient to fully cover such losses. In addition, we may discontinue earthquake, hurricane or flood insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage relative to the risk of loss.

If we experience a loss which is uninsured or which exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or customers. We carry a limited amount of business interruption insurance, but such insurance may not fully compensate us for the loss of business or customers due to an interruption caused by a casualty event. See “— Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.”

The recent disruption in the financial markets makes it more difficult to evaluate the stability and net assets or capitalization of insurance companies, and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could have a material adverse effect on our business and financial condition.

Furthermore, the properties in our portfolio have historically been covered under The Carlyle Group’s umbrella insurance policy which covers all of Carlyle’s real estate investments. Upon completion of this offering, we will no longer be covered by this umbrella policy. We plan to obtain similar coverage for our portfolio, but because we would no longer have the benefit of the diversification of insured risk under Carlyle’s umbrella policy for its entire real estate portfolio, we expect that our insurance premiums will be higher following the completion of this offering and the Restructuring Transactions.

A small number of customers account for a significant portion of our revenues, and the loss of any of these customers could significantly harm our business, financial condition and results of operations.

Our top ten customers accounted for approximately 33.5% of our total annualized rent as of December 31, 2009. During the second quarter of 2010, we expanded our relationship with Facebook, Inc. and expect that, as a result, this customer will represent approximately 10% of our pro forma revenues for the year ending December 31, 2010. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue. Some of our customers may experience a downturn in their businesses or other factors which may weaken their financial condition and result in them failing to make timely rental payments, defaulting on their leases, reducing the level of interconnection services they obtain or the amount of space they lease from us upon renewal of their leases or terminating their relationship with us. The loss of one or more of our significant customers or a customer exerting significant pricing pressure on us could also have a material adverse effect on our results of operations.

In addition, our largest customers may choose to develop new data centers or expand existing data centers of their own. In the event that any of our key customers were to do so, it could result in a loss of business to us or increase pricing pressure on us. If we lose a customer, there is no guarantee that we would be able to replace that customer at a competitive rate or at all.

Some of our largest customers may also compete with one another in various aspects of their businesses. The competitive pressures on our customers may have a negative impact on our operations. For instance, one customer could determine that it is not in that customer’s interest to house mission-critical servers in a facility operated by the same company that relies on a key competitor for a significant part of its annual revenue. Our loss of a large customer for this or any other reason could have a material adverse effect on our results of operations.

We are dependent upon third-party suppliers for power and certain other services, and we are vulnerable to service failures of our third-party suppliers and to price increases by such suppliers.

We rely on third parties to provide power to our data centers, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. If the amount of power available to us is inadequate to support our customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our data centers are susceptible to power shortages and planned or unplanned power outages caused by these shortages. While we attempt to limit exposure to power shortages by using backup generators and batteries, power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. In the past, a limited number of our customers have experienced temporary losses of power. Pursuant to the terms of some of our customer leases, continuous or chronic power outages may give certain of our tenants the right to terminate their leases or cause us to incur financial obligations in connection with such a loss of power. In addition, any loss of services or equipment damage could reduce the confidence of our customers in our services and could consequently impair our ability to attract and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Municipal utilities in areas experiencing financial distress may increase rates to compensate for financial shortfalls unrelated to either the cost of production or the demand for electricity. Other utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, such as coal, oil or natural gas. In addition, the price of these fuels and the price of electricity generated from these fuels could increase as a result of proposed legislative measures related to climate change or efforts to regulate carbon emissions. In any of these cases, increases in the cost of power at any of our data centers would put those locations at a competitive disadvantage relative to data centers served by utilities that can provide less expensive power.

We may be unable to identify and complete acquisitions and successfully operate acquired properties.

We continually evaluate the market for available properties and may acquire data centers or properties suited for data center development when opportunities exist. Our ability to acquire properties on favorable terms and successfully develop and operate them involves significant risks including, but not limited to:

•	we may be unable to acquire a desired property because of competition from other data center companies or real estate investors with more capital;

•	even if we are able to acquire a desired property, competition from other potential acquirors may significantly increase the purchase price of such property;

•	we may be unable to realize the intended benefits from acquisitions or achieve anticipated operating or financial results;

•	we may be unable to finance the acquisition on favorable terms or at all;

•	we may underestimate the costs to make necessary improvements to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions into our existing operations resulting in disruptions to our operations or the diversion of our management’s attention;

•	acquired properties may be subject to reassessment, which may result in higher than expected tax payments;

•	we may not be able to access sufficient power on favorable terms or at all; and

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates.

In the past we have acquired properties that did not perform up to our expectations and there can be no assurance that this will not happen again. If we are unable to successfully acquire, redevelop, develop and operate data center properties, our ability to grow our business, compete and meet market expectations will be significantly impaired, which would have a material adverse effect on the price of our common stock.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. Although the Carlyle real estate funds or their affiliates are making certain representations and warranties regarding the properties which they are contributing to our operating partnership that will survive for one year following the completion of the offering, in the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification (including the indemnification by the Carlyle real estate funds or their affiliates) is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our operating results and financial condition. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

Our growth depends on the successful redevelopment and development of our properties and any delays or unexpected costs associated with such projects may harm our growth prospects, future operating results and financial condition.

As of December 31, 2009, we had the ability to expand our operating data center square footage by approximately 1.0 million NRSF by redeveloping 481,885 NRSF of vacant space and developing 496,250 NRSF of new data center space on land we currently own. Our growth depends upon the successful completion of the redevelopment and development of this space and similar projects in the future. Current and future redevelopment and development projects will involve substantial planning, allocation of significant company resources and certain risks, including risks related to financing, zoning, regulatory approvals, construction costs and delays. These projects will also require us to carefully select and rely on the experience of one or more general contractors and associated subcontractors during the construction process. Should a general contractor or significant subcontractor experience financial or other problems during the construction process, we could experience significant delays, increased costs to complete the project and other negative impacts to our expected returns. Site selection is also a critical factor in our expansion plans, and there may not be suitable properties available in our markets at a location that is attractive to our customers and has the necessary combination of access to multiple network providers, a significant supply of electrical power, high ceilings and the ability to sustain heavy floor loading. Furthermore, while we may prefer to locate new data centers adjacent to our existing data centers, we may be limited by the inventory and location of suitable properties. In the event we decide to construct new data centers separate from our existing data centers, we rely on third parties to provide and maintain the fiber network to interconnect the new data center with the existing data center to ensure the sufficient density of network connectivity that our customers desire. Should this interconnection capability prove unreliable, our ability to retain customers could be negatively impacted.

In addition, we will be subject to risks and, potentially, unanticipated costs associated with obtaining access to a sufficient amount of power from local utilities, including the need, in some cases, to develop utility substations on our properties in order to accommodate our power needs, constraints on the amount of electricity that a particular locality’s power grid is capable of providing at any given time, and risks associated with the negotiation of long-term power contracts with utility providers. We cannot assure you that we will be able to successfully negotiate such contracts on acceptable terms or at all. Any inability to negotiate utility contracts on a timely basis or on acceptable financial terms or in volumes sufficient to supply the requisite power for our development properties would have a material negative impact on our growth and future results of operations and financial condition.

These and other risks could result in delays or increased costs or prevent the completion of our redevelopment and development projects, any of which could have a material adverse effect on our financial condition, results of operations, cash flow, the trading price of our common stock and our ability to satisfy our debt service obligations or pay dividends.

We do not own all of the buildings in which our data centers are located. Instead, we lease certain of our data center space and the ability to renew these leases could be a significant risk to our ongoing operations.

We do not own the buildings for three of our data centers and our business could be harmed if we are unable to renew the leases for these data centers at favorable terms or at all. The following table summarizes the remaining primary term and renewal rights associated with each of our leased properties:

			Current
	Total	Rent	Lease
	Operating	Expense	Term	Renewal	Base Rent Increases
Property	NRSF(1)	($000)(2)	Expiration	Rights	at Renewal(3)

32 Avenue of the Americas	48,404	$2,376	Apr. 2023	2 x 5 yrs	FMV
One Wilshire	164,021	11,420	July 2017	3 x 5 yrs	103% of previous monthly base rent
1275 K Street	22,137	1,035	May 2016	3 x 5 yrs	Greater of 103% of previous monthly base rent or 95% of FMV

Total	234,562	$14,831

(1)	Represents the square feet at a building under lease as specified in the lease agreements plus management’s estimate of space available for lease to third parties based on engineer’s drawings and other factors, including required data center support space (such as the mechanical, telecommunications, and utility rooms) and building common areas. Excludes our office space at a facility.
(2)	Represents the contractual base rent paid for the year ended December 31, 2009.
(3)	FMV represents “fair market value.”

When the primary term of our leases expire, we have the right to extend the terms of our leases as indicated above. For two of these leases, the rent will be determined based on the fair market value of rental rates for this property and the then prevailing rental rates may be higher than rental rates under the applicable lease. To maintain the operating profitability associated with our present cost structure, we must increase revenues within existing data centers to offset the anticipated increase in lease payments at the end of the original and renewal terms. Failure to increase revenues to sufficiently offset these projected higher costs would adversely impact our operating income. Upon the end of our renewal options, we would have to renegotiate our lease terms with the landlord.

If we are not able to renew the lease at any of our data centers, the costs of relocating the equipment in such data centers and redeveloping a new location into a premium data center could be prohibitive. In addition, we could lose customers due to the disruptions in their operations caused by the relocation. We could also lose those customers that choose our data centers based on their locations. Further, we may be unable to maintain good working relationships with our landlords, which could result in our eviction and result in the loss of current customers.

Our level of indebtedness and debt service obligations could have adverse effects on our business.

As of December 31, 2009, after giving pro forma effect to the Financing Transactions, we would have had a total combined indebtedness of approximately $192.4 million, of which $17.4 million would have been secured indebtedness. We also expect to have the ability to borrow up to an additional $      million under our new $100.0 million revolving credit facility, subject to satisfying certain financial tests, all of which if incurred will be secured indebtedness. The terms of the agreements governing our indebtedness are expected to limit, but not to prohibit, us from incurring additional indebtedness and we may incur a significant amount of additional indebtedness to finance future acquisitions and development activities and other corporate purposes. A substantial level of indebtedness could have adverse consequences for our business, results of operations and financial condition because it could, among other things:

•	require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes, including to pay dividends on our common stock as currently contemplated or necessary to maintain our qualification as a REIT;

•	make it more difficult for us to satisfy our financial obligations, including borrowings under our new revolving credit facility and our senior notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	expose us to increases in interest rates for our variable rate debt;

•	limit our ability to borrow additional funds on favorable terms or at all to expand our business or ease liquidity constraints;

•	limit our ability to refinance all or a portion of our indebtedness on or before maturity on the same or more favorable terms or at all;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage relative to competitors that have less indebtedness; and

•	require us to dispose of one or more of our properties at disadvantageous prices or raise equity that may dilute the value of our common stock in order to service our indebtedness or to raise funds to pay such indebtedness at maturity.

The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our indebtedness contain covenants that place restrictions on us and our subsidiaries. These covenants may restrict, among other things, our and our subsidiaries’ ability to:

•	merge, consolidate or transfer all or substantially all of our or our subsidiaries’ assets;

•	incur additional debt or issue preferred stock;

•	make certain investments or acquisitions;

•	create liens on our or our subsidiaries’ assets;

•	sell assets;

•	make capital expenditures;

•	pay dividends on or repurchase our capital stock;

•	enter into transactions with affiliates;

•	issue or sell stock of our subsidiaries; and

•	change the nature of our business.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. In addition, our new revolving credit facility and the indenture governing our senior notes will require us to maintain specified financial ratios and satisfy financial condition tests. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of our data centers, and our assets may not be sufficient to repay such debt in full.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in any property subject to mortgage debt.

Following the Financing Transactions, our 12100 Sunrise Valley data center will be subject to a $32.0 million construction loan, of which $17.4 million was outstanding as of December 31, 2009. In addition, borrowings under our new revolving credit facility will be secured by a lien on certain of our properties. Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on secured indebtedness may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. As we execute our business plan, we may assume or incur new mortgage indebtedness on our existing properties or properties that we acquire in the future. Any default under any one of our mortgage debt obligations may increase the risk of our default on our other indebtedness.

An increase in interest rates would increase our interest costs on our variable rate debt and could adversely impact our ability to refinance existing debt or sell assets.

Upon the consummation of the Financing Transactions, amounts drawn under our $32.0 million construction loan will bear interest at a floating rate. In addition, borrowings under our new $100.0 million revolving credit facility will bear interest at a floating rate. An increase in interest rates will increase our interest payments and reduce our cash flow available for other corporate purposes including capital improvements to our data centers or acquisitions of data center properties. In addition, rising interest rates could limit our ability to refinance existing debt when it matures and increase interest costs on any debt that is refinanced. Further, an increase in interest rates could increase the cost of financing, thereby decreasing the amount third parties are willing to pay for our properties, which could limit our ability to dispose of properties when necessary or desired.

We may from time to time enter into agreements such as interest rate swaps, caps, floors and other interest rate hedging contracts. However, these agreements reduce, but do not eliminate, the impact of rising interest rates, and they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

We have experienced significant losses and we cannot assure you that we will achieve profitability.

For fiscal years 2007, 2008 and 2009, our Predecessor on a combined basis had net losses of $1.9 million, $13.9 million and $7.0 million, respectively. For the last three fiscal years, the Acquired Properties on a combined basis were only profitable in one year, with net income of $4.9 million in 2009 and net losses of $7.4 million and $3.7 million for years 2008 and 2007, respectively. On a pro forma condensed consolidated basis, our Predecessor and the Acquired Properties collectively had a net loss of $32.2 million. Our ability to achieve profitability is dependent upon a number of risks and uncertainties discussed in this Risk Factors section, many of which are beyond our control. We cannot assure you that we will be successful in executing our business strategy and become profitable and our failure to do so could have a material adverse effect on the price of our common stock and our ability to satisfy our obligations, including making payments on our indebtedness. Even if we achieve profitability, given the competitive nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our failure to develop and maintain a diverse customer base could harm our business and adversely affect our results of operations.

Our ability to increase occupancy rates in our data centers is, in part, dependent upon our ability to offer data center space that meets the full spectrum of customer demands. Accordingly, our future growth is also, in part, dependent upon our ability to market our data center space to a diverse customer base, consisting of a variety of businesses, including global telecommunications carriers, Internet service providers, content delivery networks, enterprise companies, financial and educational institutions, government agencies and media and content providers. A more diverse customer base in our data centers creates more networking interconnection opportunities that are valued by our customers. Accordingly, we believe that the diverse customer base in certain of our data centers has generated and will continue to generate incremental revenues in the long-term. Attracting and retaining this diverse customer base will depend on many factors, including the density of interconnection, the operating reliability and security of our data centers, and our ability to market our services effectively across different customer segments. If we fail to maintain a diverse customer base, our business and results of operations may be adversely affected.

Certain of the properties in our portfolio have been owned or operated for a limited period of time, and we may not be aware of characteristics or deficiencies involving any one or all of them.

As of December 31, 2009, our portfolio of properties consisted of ten operating data center facilities, one data center under construction and one development site. Eight of the properties being contributed to our portfolio were acquired or developed by the Carlyle real estate funds or their affiliates less than four years prior to the date of this offering, including one facility, 2901 Coronado, which was completed during the second quarter of 2010. Because these properties have been in operation for a relatively short period of time, we may be unaware of characteristics of or deficiencies in such properties that could adversely affect their valuation or revenue potential and such properties may not ultimately perform up to our expectations.

We have not obtained third-party appraisals to establish the amount of operating partnership units to be issued in exchange for the properties to be contributed to our operating partnership in connection with the Restructuring Transactions and the operating partnership units issued by our operating partnership in exchange for these properties may exceed their fair market values.

The initial public offering price of our common stock will be determined in consultation with the underwriters and based on a number of factors, including our results of operations, management, estimated net income, estimated funds from operations, estimated cash available for distribution, anticipated dividend yield and growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered to be comparable to us and the current state of the data center industry and the economy as a whole, as well as market demand for this offering. As a result, the initial public offering price does not necessarily bear any relationship to our book value, the fair market value of our assets or the appraised value of our properties. As a result, the operating partnership units received by the Carlyle real estate funds or their affiliates, if valued on an as exchanged basis for shares of our common stock at the per share price set forth on the cover of this prospectus, may exceed the fair market value or the appraised value of the properties contributed for such units and the aggregate value of our common stock at the initial offering price plus the aggregate amount of our debt may exceed the aggregate appraised values of our properties.

Although we have obtained preliminary appraisals of each of the Acquired Properties in connection with the preparation of our pro forma condensed consolidated financial statements included elsewhere in this prospectus, such appraisals did not cover the properties of our Predecessor, do not accurately reflect the value of our company as a whole and the assumptions, judgments and methodologies used in connection with these appraisals may be different than those used by investors in our common stock. Additionally, while the entities contributing the properties to our operating partnership in connection with the Restructuring Transactions obtained a third party opinion from an independent financial advisor regarding the fairness, from a financial point of view, of the relative valuations of each of these properties and the resulting allocation of the operating partnership units as among these entities in respect of the property or properties contributed by each such entity, these valuations were obtained solely for the purpose of allocating the operating partnership units as among these entities. Further, the independent financial advisor used a variety of customary valuation methodologies and certain assumptions and judgments to determine a range of valuations of the individual properties and no related appraisal or physical inspection of the properties was conducted and no attempt was made to value the properties as a single operating company. Accordingly, the assumptions, judgments and methodologies used in connection with these valuations may also be different than those used by public shareholders in assessing the value of our company taken as a whole. In addition, while our lenders have conducted appraisals of some of our properties in connection with determining for loan purposes whether the collateral value is sufficient to support the amount of the loans, we have not obtained or reviewed copies of such appraisals.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could misappropriate our proprietary information and the personal information of our customers, and cause interruptions or malfunctions in our or our customers’ operations. We may be required to expend significant financial resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

We have agreed with each of the Carlyle real estate funds or their affiliates which have directly or indirectly contributed their interests in the properties in our portfolio to our operating partnership that if we directly or indirectly sell, convey, transfer or otherwise dispose of all or any portion of these interests in a taxable transaction, we will make an interest-free loan to the contributors in an amount equal to the contributor’s tax liabilities, based on an assumed tax rate. Any such loan would be repayable out of the after tax-proceeds (based on an assumed tax rate) of any distribution from the operating partnership to, or any sale of operating partnership units (or common stock issued by us in exchange for such units) by, the recipient of such loan, and would be non-recourse to the borrower other than with respect to such proceeds. These tax protection provisions apply for a period expiring on the earlier of (i) the seventh anniversary of the completion of this offering and (ii) the date on which these contributors (or certain transferees) dispose in certain taxable transactions of 90% of the operating partnership units that were issued to them in connection with the contribution of these properties. See “Certain Relationships and Related Party Transactions—Tax Protection Agreements.”

Increases in our property and other state and local taxes could adversely affect our ability to make distributions to our stockholders if they cannot be passed on to our customers.

We are subject to a variety of state and local taxes, including real and personal property taxes and sales and use taxes that may increase materially due to factors outside our control. In particular, taxes on our properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. We have been notified by local taxing authorities that the assessed value of certain of our properties have increased. We plan to appeal these increased assessments, but we may not be successful in our efforts. Furthermore, some of our properties may be reassessed retroactively to the date we or the Carlyle real estate funds acquired the property, which could require us to make cumulative payments for multiple years. Our leases with our customers generally do not allow us to increase their rent as a result of an increase in property or other taxes. If property or other taxes increase and we cannot pass these increases on to our customers through increased rent for new leases or upon lease renewals, our result of operations, cash flow and ability to make distributions to our stockholders would be adversely affected.

Risks Related to the Real Estate Industry

Illiquidity of real estate investments, particularly our data centers, could significantly impede our ability to respond to adverse changes in the performance of our properties, which could harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to adverse changes in the real estate market or in the performance of such properties may be limited, thus harming our financial condition. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and costs of compliance therewith;

•	the ongoing cost of capital improvements that are not passed onto our customers, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

The risks associated with the illiquidity of real estate investments are even greater for our data center properties. Our data centers are highly specialized real estate assets containing extensive electrical and mechanical systems that are uniquely designed to house and maintain our customers’ equipment, and, as such, have little, if any, traditional office space. As a result, most of our data centers are not suited for use by customers as anything other than as data centers and major renovations and expenditures would be required in order for us to re-lease data center space for more traditional commercial or industrial uses, or for us to sell a property to a buyer for use other than as a data center.

Environmental problems are possible and can be costly.

Unidentified environmental liabilities could arise and have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at the property.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our properties. Environmental laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

Some of our properties contain or may contain asbestos-containing building materials. Environmental laws require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, notify and train persons who may come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements, and third parties may seek recovery from owners or operators for any personal injury associated with asbestos-containing building materials.

Some of our properties may also contain or develop harmful mold or suffer from other air quality issues. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed in a timely manner. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our customers, employees of our customers and others if property damage or health concerns arise.

We may be adversely affected by regulations related to climate change.

Climate change regulation is a rapidly developing area. Congress is currently considering new laws relating to climate change, including potential cap-and-trade systems, carbon taxes, and other requirements relating to reduction of carbon footprints and/or greenhouse gas emissions. Other countries have enacted climate change laws and regulations, and the United States has been involved in discussions regarding international climate change treaties. The EPA, and some of the States and localities in which we operate, have also enacted climate change laws and regulations, and/or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had an adverse effect on our business to date, they could limit our ability to develop new facilities or result in substantial compliance costs, retrofit costs and construction costs, including capital expenditures for environmental control facilities and other new equipment. We could also face a negative impact on our reputation with the public if we violate climate change regulations.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws which could harm our operating results.

Under the Americans with Disabilities Act, or ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe our properties substantially comply with the present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of the properties in our portfolio is not in compliance with the ADA, then we would be required to incur additional costs to bring the property or properties into compliance. Additional federal, state and local laws also may require modifications to our properties or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other similar legislation, our financial condition, results of operations, cash flow, cash available for distribution, the trading price of our common stock and our ability to satisfy our debt service obligations could be materially adversely affected.

We may incur significant costs complying with other government regulations which could harm our operating results.

The properties in our portfolio are subject to various other federal, state and local regulatory requirements in addition to those discussed above. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution, the trading price of our common stock and our ability to satisfy our debt service obligations.

Risks Related to Our Organizational Structure

Our Board of Directors may change our major corporate, investment and financing policies without stockholder approval and those changes may adversely affect our business.

Our Board of Directors will determine our major corporate policies, including our acquisition, investment, financing, growth, operations and distribution policies and whether to maintain our status as a REIT. In particular, we anticipate that our Board of Directors will adopt a policy of limiting the amount of indebtedness we incur. However, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our Board of Directors may alter or eliminate our current corporate policies, including our policy on borrowing at any time without stockholder approval. Accordingly, while our stockholders have the power to elect or remove directors, our stockholders will have limited direct control over changes in our policies and those changes could adversely affect our business, financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders. In addition, we could become more leveraged which could result in an increase in our debt service and which could materially adversely affect our cash flow and our ability to make expected distributions to you. Higher leverage also increases the risk of default under our debt obligations. See “— Risks Related to Our Business and Operations — Our level of indebtedness and debt service obligations could have adverse effects on our business.”

While the Carlyle real estate funds and their affiliates will not control our company following the completion of this offering, they will own a majority of our operating partnership and have the right initially to nominate two directors, and their interests may differ from or conflict with the interests of our stockholders.

Upon completion of this offering, the Carlyle real estate funds or their affiliates will have an aggregate beneficial ownership interest in our operating partnership of approximately     % which, if exchanged for our common stock, would represent an approximately     % interest in our common stock. In addition, the operating partnership agreement will initially grant the Carlyle real estate funds and their affiliates the right to nominate two of the seven directors to our Board of Directors and to maintain this proportional representation in the event we expand the size of our Board. Pursuant to the operating partnership agreement, the Carlyle real estate funds and their affiliates will only be entitled to nominate one director once the number of shares of common stock held by them collectively (assuming all operating partnership units are exchanged for common stock) falls below 50% and shall have no right to nominate directors below a 10% ownership threshold. See “Description of the Partnership Agreement of CoreSite, L.P.”

As a result, the Carlyle real estate funds or their affiliates will have the ability to exercise substantial influence over our company, including with respect to decisions relating to our capital structure, issuing additional shares of our common stock or other equity securities, paying dividends, incurring additional debt, making acquisitions, selling properties or other assets, merging with other companies and undertaking other extraordinary transactions. In any of these matters, the interests of the Carlyle real estate funds and their affiliates may differ from or conflict with the interests of our stockholders. In addition, the Carlyle real estate funds or their affiliates are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. The Carlyle real estate funds and their affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

Our charter and bylaws contain provisions that may delay, defer or prevent an acquisition of our common stock or a change in control, which may be in the best interests of our stockholders.

Our charter and bylaws contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

•	Our Charter Contains Restrictions on the Ownership and Transfer of Our Stock. In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code on REITs, our charter generally prohibits any person or entity (other than a person who or entity that has been granted an exception as described below) from actually or constructively owning more than 9.8% (by value or by number of shares, whichever is more restrictive) of our common stock or more than 9.8% (by value) of our capital stock. We refer to these restrictions as the ownership limits. Our charter permits our Board of Directors to make certain exceptions to these ownership limits, unless it would cause us to fail to qualify as a REIT. We expect that our Board of Directors will grant some or all of the Carlyle real estate funds or their affiliates exemptions from the ownership limits applicable to other holders of our common stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limits without the consent of our Board of Directors will be void and could result in the automatic transfer of the shares (and all dividends thereon) to a charitable trust. These ownership limitations may prevent a third party from acquiring control of us if our Board of Directors does not grant an exemption from the ownership limitations, even if our stockholders believe the change in control is in their best interests.

•	Our Charter Grants Our Board of Directors the Right to Classify or Reclassify Any Unissued Shares of Capital Stock, Increase the Authorized Number of Shares and Establish the Preference and Rights of Any Preferred Stock without Stockholder Approval. Our charter provides that the total number of shares of stock of all classes that we currently have authority to issue is , initially consisting of shares of common stock and shares of preferred stock. Our Board of Directors has the authority, without a stockholders’ vote, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, to increase the authorized number of shares of common stock and preferred stock and to establish the preferences and rights of any preferred stock or other class or series of shares to be issued. Because the Board of Directors has the power to establish the preferences and rights of additional classes or series of stock without a stockholders’ vote, our Board of Directors may give the holders of any class or series of stock preferences, powers and rights, including voting rights, senior to the rights of holders of existing stock.

See “Description of Securities” for additional information on the anti-takeover measures applicable to us.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as voting shares of stock which, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of business combination provisions of the MGCL, by resolution of our Board of Directors and, in the case of the control share provisions of the MGCL, by a provision in our bylaws. However, our Board of Directors may elect to opt into these provisions if approved by our stockholders by the affirmative vote of a majority of votes cast and, with the consent of Carlyle real estate funds or their affiliates, provided that the consent of the Carlyle entities will not be required unless, in the case of the control share provisions, such provisions would apply to the Carlyle real estate funds and their affiliates, or in either case at such time they own less than 10% of our outstanding common stock (assuming all operating partnership units are exchanged into common stock).

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not yet have.

These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that could otherwise provide our common stockholders with the opportunity to realize a premium over the then current market price of their shares.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that our actions are not in your best interests.

Under Maryland law, a director’s actions generally will be upheld if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws also require us to indemnify each director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have material adverse consequences to us and the value of our stock.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code. However, we cannot assure you that we will qualify or will remain qualified as a REIT. If, in any taxable year, we lose our REIT status, we will face serious tax consequences that would substantially reduce our cash available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to federal income tax, including any alternative minimum tax, at regular corporate rates;

•	we could be subject to possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Our failure to qualify as a REIT could also impair our ability to expand our business and raise capital, and would materially adversely affect the value of our common stock.

We have no operating history as a REIT and our inexperience may impede our ability to successfully manage our business.

We have no operating history as a REIT. As a result, we cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. Although certain of our executive officers and directors have experience in the real estate industry, and Mr. Ray, our President and Chief Executive Officer, Ms. Beckman, our Chief Financial Officer, and Mr. Rob Sistek, our Senior Vice President of Capital Markets, have previously held positions with publicly traded REITs, we cannot assure you that our past experience will be sufficient to operate a business in accordance with the Code requirements for REIT qualification or in accordance with the requirements of the SEC and the NYSE. Upon completion of this offering, we will be required to develop and implement substantial control systems and procedures in order to qualify and maintain our qualification as a REIT, satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NYSE listing standards. The implementation of these control systems and procedures could require more time, money and other resources than we currently expect. Failure to qualify and maintain our qualification as a REIT or comply with the rules and regulations of the SEC or the listing standards of the NYSE would have a material adverse effect on our company, our stock price and the cash available for distribution to our stockholders.

Failure to qualify as a domestically-controlled REIT could subject our non-U.S. stockholders to adverse federal income tax consequences.

We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by non-U.S. stockholders. However, because our shares will be publicly traded following this offering, we cannot guarantee that we will in fact be a domestically-controlled REIT. If we fail to qualify as a domestically-controlled REIT, our non-U.S. stockholders that otherwise would not be subject to federal income tax on the gain attributable to a sale of our shares of common stock would be subject to taxation upon such a sale if either (1) the shares of common stock were not considered to be regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE, or (2) the selling non-U.S. stockholder owned, actually or constructively, more than 5% in value of the outstanding shares of common stock being sold during specified testing periods. If gain on the sale or exchange of our shares of common stock was subject to taxation for these reasons, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain on a net basis in a manner similar to the taxation of a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals, and corporate non-U.S. stockholders may be subject to an additional branch profits tax, as described in “Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders.”

Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected levels or at all.

In order to maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our net taxable income annually to our stockholders. In any period our net taxable income may be greater than the cash flow from operations. In addition, we may become party to debt agreements that include cash management or similar provisions, pursuant to which revenues generated by properties subject to such indebtedness are immediately, or upon the occurrence of certain events, swept into an account for the benefit of the lenders under such debt agreements, which revenues would typically only become available to us after the funding of reserve accounts for, among other things, debt service, taxes, insurance and leasing commissions. If our properties do not generate sufficient cash flow, we may be required to fund distributions from working capital or borrowings under our new revolving credit facility or obtain other debt or equity financing, which may not be available, pay dividends in the form of taxable stock dividends in order to meet our distributions requirements or reduce expected distributions, any of which could have a material adverse effect on the price of our common stock.

Applicable REIT laws may restrict certain business activities.

As a REIT we are subject to various restrictions on our income, assets and activities. These include restrictions on our ability to pursue certain strategic acquisitions or business combinations and our ability to enter into other lines of business. Due to these restrictions, we anticipate that we will conduct certain business activities, such as interconnection services, in one or more taxable REIT subsidiaries. Our taxable REIT subsidiaries are taxable as regular C corporations and are subject to federal, state, local, and, if applicable, foreign taxation on their taxable income at applicable corporate income tax rates. However, we may still be limited in the business activities we can pursue.

Despite our REIT status, we remain subject to various taxes.

Notwithstanding our status as a REIT, we will be subject to certain federal, state and local taxes on our income and property. For example, we will pay tax on certain types of income that we do not distribute and will incur a 100% excise tax on transactions with our TRS that are not conducted on an arm’s length basis.

Moreover, our TRS is taxable as a regular C corporation and will pay federal, state and local income tax on its net income at the applicable corporate rates.

We generally will have a carryover tax basis on our properties acquired in the Restructuring Transactions, which could reduce our depreciation deductions.

We expect that the properties that we will acquire in the Restructuring Transactions generally will have a carryover tax basis that is lower than the respective fair market values of the properties. This could result in lower depreciation deductions on these properties, thereby (i) increasing the distribution requirement imposed on us which could adversely affect our ability to satisfy the REIT distribution requirement, and (ii) decreasing the extent to which our distributions are treated as tax-free “return of capital” distributions.

If the structural components of our properties were not treated as real property for purposes of the REIT qualification requirements, we would fail to qualify as a REIT.

A significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating, ventilation and air conditioning, humidification regulation, security and fire protection, and telecommunication services. We have received a private letter ruling from the Internal Revenue Service, or the IRS, holding, among other things, that our buildings, including the structural components, constitute real property for purposes of the REIT qualification requirements. We are entitled to rely upon that private letter ruling only to the extent that we did not misstate or omit a material fact in the ruling request we submitted to the IRS and that we operate in the future in accordance with the material facts described in that request. Moreover, the IRS, in its sole discretion, may revoke the private letter ruling. If our structural components are determined not to constitute real property for purposes of the REIT qualification requirements, including as a result of our being unable to rely upon the private letter ruling or the IRS revoking that ruling, we would fail to qualify as a REIT, which could have a material adverse effect on the value of our common stock.

Risks Related to this Offering

Increases in market interest rates may cause potential investors to seek higher dividend yields and therefore reduce demand for our common stock and result in a decline in our stock price.

One of the factors that may influence the price of our common stock is the dividend yield on our common stock (the amount of dividends as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield, which we may be unable or choose not to provide. Higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

The requirements associated with being a public company will significantly increase our costs and require significant company resources and management attention and our failure to comply with these requirements could have a material adverse effect on our business and the market price of our common stock.

We have never operated as a public company. As a public company, we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and maintain effective internal control over financial reporting and disclosure controls and procedures. The Sarbanes-Oxley Act requires, among other things, that we periodically evaluate our internal control over financial reporting and disclosure controls and procedures and furnish, on an annual basis, a report by our management on the effectiveness of our internal control over financial reporting commencing with the first fiscal year beginning after the completion of this offering. Our independent auditors will need to audit and issue a report on the effectiveness of our internal control over financial reporting as well.

As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a public company. In connection with our operation as a public company, we will be required to report our operations on a consolidated basis and, in some cases, on a property by property basis. We are in the process of implementing an internal audit function and modifying our company-wide systems and procedures in a number of areas to enable us to report on a consolidated basis as we continue the process of integrating the financial reporting of the entities we intend to acquire in connection with the Restructuring Transactions. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience deficiencies or material weaknesses in our disclosure controls and procedures or our internal control over financial reporting. If we are unable to establish effective disclosure controls and procedures and internal control over financial reporting, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a material adverse effect on our operating results and the trading price of our common stock.

The number of shares available for future sale could materially adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price per share of our common stock. Sales of a substantial number of shares of our common stock in the public market, either by us or by holders of operating partnership units upon exchange of such units for our common stock, or the perception that such sales might occur, could materially adversely affect the market price of the shares of our common stock. The Carlyle real estate funds or their affiliates, as holders of the           operating partnership units to be issued in the Restructuring Transactions, will have the right to require us to register with the SEC the resale of the common stock issuable, if we so elect, upon redemption of these operating partnership units. Such funds or affiliates are restricted, except under limited circumstances, from exercising their redemption rights prior to the first anniversary of the completion of this offering. In addition, after completion of this offering, we intend to register           shares of common stock that we have reserved for issuance under our equity incentive plan, and once registered they can generally be freely sold in the public market after issuance, assuming any applicable restrictions and vesting requirements are satisfied. In addition, except as described herein, we, our directors and officers have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or other securities convertible or exchangeable into our common stock for a period of 180 days after the date of this prospectus; however, the representatives of the underwriters may waive these lock-up provisions without notice. If any or all of these holders cause a large number of their shares to be sold in the public market, the sales could reduce the trading price of our common stock and could impede our ability to raise future capital. In addition, the exercise of the underwriters’ option to purchase up to an additional           shares of our common stock or other future issuances of our common stock would be dilutive to existing stockholders.

Our earnings and cash distributions will affect the market price of shares of our common stock.

We believe that the market value of a REIT’s equity securities is based primarily upon market perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancing, and is secondarily based upon the value of the underlying assets. For these reasons, shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to stockholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock.

Our failure to meet market expectations with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price or at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate, technology or data center industries;

•	increases in market interest rates that may cause purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we may incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

Future offerings of debt and/or preferred equity securities, which may be senior to our common stock upon liquidation or for purposes of dividend distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by incurring additional debt or issuing preferred equity securities. Upon liquidation, holders of our debt obligations will receive distributions of our available assets prior to the holders of our common stock until such obligations are repaid in full. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments, or both, which could limit our ability to pay dividends or make distributions to the holders of our common stock. Because our decision to incur additional debt or issue equity securities including preferred stock in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such occurrence or issuance. Thus, our stockholders bear the risk that any future incurrence of debt or issuance of equity securities by us may reduce the market price of our common stock and dilute their stock holdings in us.

There is currently no public market for our common stock. An active trading market for our common stock may not develop following this offering and you may be unable to sell your stock at a price above the initial public offering price or at all.

There has not been any public market for our common stock prior to this offering. We have applied to have our common stock listed on the NYSE following the completion of this offering. We cannot assure you, however, that an active trading market for our common stock will develop after this offering or, if one develops, that it will be sustained. In the absence of a public market, you may be unable to liquidate an investment in our common stock. The initial public offering price of our common stock will be determined in consultation with the underwriters and based on a number of factors, including our results of operations, management, estimated net income, estimated funds from operations, estimated cash available for distribution, anticipated dividend yield and growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered to be comparable to us and the current state of the data center industry and the economy as a whole. The price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

If you purchase shares of common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share of our common stock.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $      in the book value per share of common stock from the price you pay for our common stock in this offering, based on an assumed initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements that are not historical facts. You can identify forward-looking statements by their use of forward-looking words, such as “may,” “will,” “anticipates,” “expect,” “believe,” “intend,” “plan,” “should,” “seek” or comparable terms, or the negative use of those words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus. These factors include, among others:

•	general economic conditions as well as adverse economic or real estate developments in our industry resulting in decreased demand for data center space;

•	the geographic concentration of the properties in our portfolio;

•	non-renewal of leases by customers;

•	inability to retain key personnel;

•	difficulties in redeveloping, developing or identifying properties to acquire and completing acquisitions;

•	failure of our physical infrastructure or disruption of the services necessary for the function of our properties;

•	increased interest rates and operating costs not offset by increased revenues;

•	our failure to successfully operate acquired properties and operations;

•	our failure to maintain our status as a REIT; and

•	financial market fluctuations or a lack of external financing.

Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of           shares of common stock will be approximately $      million, or $      million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $      million payable by us. We further estimate that we will receive aggregate net proceeds from the Financing Transactions, which include the net proceeds from this offering, of approximately $      million.

We intend to use the proceeds from the Financing Transactions (i) to repay approximately $      million of indebtedness, including related fees and expenses; (ii) to purchase           operating partnership units from our operating partnership; (iii) to purchase           operating partnership units from the Carlyle real estate funds or their affiliates that are contributing properties to our operating partnership; and (iv) for related transaction expenses. Our operating partnership intends to use the cash received from our purchase of its operating partnership units to redevelop and develop additional data center space and for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would (i) increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price of $      per share, would increase the net proceeds to us from this offering by approximately $      million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed public offering price of $      per share, would decrease the net proceeds to us from this offering by approximately $      million. We do not expect that a change in the initial public offering price will have a material effect on our use of proceeds.

DIVIDEND POLICY

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our tax year ending December 31, 2010. In order to qualify as a REIT under the Code, we generally must make distributions to our stockholders each year in an amount equal to at least:

•	90% of our REIT taxable income (which does not include the earnings of our taxable REIT subsidiary) determined without regard to the dividends paid deduction; plus

•	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; minus

•	any excess non-cash income.

We intend to make regular quarterly distributions to holders of our common stock. We intend to pay an initial distribution with respect to the period commencing on the completion of this offering and ending          ,          , based on a distribution of $      per share for a full quarter. On an annualized basis, this would be $      per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the twelve months ending          ,          on a pro forma basis. We have estimated our cash available for distribution to our common stockholders for the 12 months ending          ,          based on adjustments to our pro forma as adjusted net income available to common stockholders for the 12 months ended          ,          (giving effect to the Restructuring Transactions and the Financing Transactions), as described below. This estimate was based upon the historical operating results of our Predecessor and the Acquired Properties, as adjusted on a pro forma basis for the Restructuring Transactions and the Financing Transactions and does not take into account any additional investments and their associated cash flows, unanticipated expenditures that we may have to make or any additional debt we may incur. In estimating our cash available for distribution to holders of our common stock, we have made certain assumptions as reflected in the table and footnotes below. To the extent our initial annual distribution is in excess of 100% of our estimated cash available for distribution, we will use existing cash to fund such shortfall or possibly borrowings under our new revolving credit facility.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized by our Board of Directors out of funds legally available and therefore will be dependent upon a number of factors, including restrictions under applicable law. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution; however, the actual amount, timing and frequency of our distributions will be at the discretion of, and authorized by, our Board of Directors and will depend on our actual results of operations and a number of other factors, including:

•	the timing of our investment of the net proceeds of this offering to fund redevelopment and development projects;

•	the rent received from our lessees;

•	our debt service requirements;

•	capital expenditure requirements for our properties;

•	unforeseen expenditures at our properties;

•	our taxable income and the taxable income of our TRS;

•	the annual distribution requirement under the REIT provisions of the Code;

•	our operating expenses;

•	relevant provisions of Maryland law; and

•	other factors that our Board of Directors may deem relevant.

We may retain earnings of our TRS, and such amount of cash would not be available to satisfy the 90% distribution requirement. If our cash available for distribution to our stockholders is less than 90% of our REIT taxable income, we could be required to sell assets or borrow funds to make distributions. Dividend distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits.

We cannot assure you that our estimated distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our customers to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.” If our properties do not generate sufficient cash flow to allow cash to be distributed by us, we may be required to fund distributions from working capital or borrowings under our new revolving credit facility, or reduce such distributions.

CAPITALIZATION

The following table sets forth the historical capitalization of our Predecessor Properties as of December 31, 2009 and our consolidated capitalization as of December 31, 2009, pro forma for the Restructuring Transactions and after giving effect to the Financing Transactions and use of the net proceeds therefrom, as set forth under “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and our combined historical and pro forma financial statements and the notes thereto appearing elsewhere in this prospectus.

	December 31, 2009
	Historical Predecessor	Pro Forma Consolidated
	(In thousands)
		(unaudited)

Senior notes	$—	$175,000
Mortgages and notes payable	62,387	17,362
Redeemable noncontrolling interests in operating partnership	—	495,741
Stockholders’ equity:
Preferred stock, $ par value per share, shares authorized, none issued or outstanding	—	—
Common stock, $ par value per share, shares authorized, shares issued and outstanding on a pro forma basis	—
Additional paid in capital	—	212,460
Members’ equity	162,338	—

Total stockholders’ and members’ equity	162,338	212,460

Total capitalization	$224,725	$900,563

(1)	The common stock outstanding as shown includes common stock to be issued in this offering and excludes (i) shares issuable upon exercise of the underwriters’ over-allotment option, (ii) additional shares available for future issuance under our 2010 Equity Incentive Plan, including shares underlying outstanding options issued under the 2010 Equity Incentive Plan, and (iii) shares reserved for issuance with respect to operating partnership units held by limited partners expected to be outstanding subsequent to the Restructuring Transactions that may, subject to limits in the partnership agreement of our operating partnership, be exchanged for cash or, at our option, exchanged for shares of our common stock on a one-for-one basis commencing upon the first anniversary of the completion of this offering.

Each $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) each of additional paid-in capital, total stockholders’/owner’s equity and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $      per share, would increase each of additional paid-in capital, total stockholders’/owner’s equity and total capitalization by approximately $      million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $      per share, would decrease each of additional paid-in capital, total stockholders’/owner’s equity and total capitalization by approximately $      million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. At December 31, 2009, our Predecessor had a net tangible book value of approximately $      million, or $      per share of our common stock to be held by holders of operating partnership units after this offering, assuming the exchange of operating partnership units into shares of our common stock on a one-for-one basis. After giving pro forma effect to the Financing Transactions, including the sale of the shares of our common stock offered hereby, and the Restructuring Transactions and the use of proceeds therefrom, the pro forma net tangible book value at          ,          attributable to common stockholders would have been $      million, or $      per share of our common stock. This amount represents an immediate increase in net tangible book value of $      per share to holders of operating partnership units and an immediate dilution in pro forma net tangible book value of $      per share from the assumed public offering price of $      per share of our common stock to new public investors. The following table illustrates this per share dilution:

Per share

Assumed initial public offering price	$
Predecessor net tangible book value per share after the Restructuring Transaction but before the Financing Transactions as of
Increase in pro forma net tangible book value per share attributable to the Restructuring Transactions, the Financing Transactions and the use of proceeds therefrom
Pro forma net tangible book value per share after giving effect to the Restructuring Transactions, the Financing Transactions and the use of proceeds therefrom

Dilution in pro forma net tangible book value per share to new investors	$

Differences Between New Investors and Existing Investors in the Formation Transactions in Number of Shares and Amount Paid

The table below summarizes, as of          , on a pro forma basis after giving effect to the Restructuring Transactions, the Financing Transactions and the use of proceeds therefrom, the differences between the net number of shares of common stock received by the Carlyle real estate funds or their affiliates in the Restructuring Transactions (assuming all operating partnership units are exchanged for common stock) and the new investors purchasing shares in this offering, the total consideration paid and the average price per share paid by the Carlyle real estate funds or their affiliates in the Restructuring transactions and paid in cash by the new investors purchasing shares in this offering (based on the net tangible book value attributable to Carlyle real estate funds or their affiliate receiving operating partnership units in the Restructuring Transactions). In calculating the shares to be issued in this offering, we used an assumed initial public offering price of $      per share, which is the mid-point of the price range indicated on the front cover page of this prospectus.

($ in thousands,
except per	Shares/OP			Net Tangible Book Value of
share	Units Issue			Contribution/Cash(1)			Average Price
data)	Number	Percentage		Amount	Percentage		Per Share

Existing investors(2)			%			%	$
New investors			%			%	$
Total

(1)	Represents pro forma net tangible book value as of , 2010 of the assets contributed to our operating partnership in the Restructuring Transactions, giving effect to the Financing Transactions and the use of proceeds therefrom, prior to deducting the estimated costs of the Restructuring Transactions and the Financing Transactions.

(2)	Includes shares of common stock, representing our initial capitalization and operating partnership units and an aggregate of shares of common stock to be issued to certain of our directors, executive officers and other employees at the completion of this offering.

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the as adjusted number of shares of common stock held by existing stockholders will decrease to , or approximately %, of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of common stock held by new investors will increase to , or approximately %, of the total number of shares of our common stock outstanding after this offering.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth summary selected financial data on a historical basis for our Predecessor. Our Predecessor is comprised of the real estate activities of four of our operating properties, 1656 McCarthy, 32 Avenue of the Americas, 12100 Sunrise Valley and 70 Innerbelt, as well as the Coronado-Stender Business Park, all under common control. As part of our Restructuring Transactions, we will acquire other data center properties and buildings housing office and other space under common management, which we refer to in this prospectus as our Acquired Properties. Our Acquired Properties include the continuing real estate operations of 55 S. Market, One Wilshire, 1275 K Street, 900 N. Alameda, 427 S. LaSalle and 2115 NW 22nd Street, as well as 1050 17th Street, a property we lease as our corporate headquarters, which does not generate operating revenue. For accounting purposes, our Predecessor is considered to be the acquiring entity in the Restructuring Transactions and, accordingly, the acquisition of our Acquired Properties will be recorded at fair value. For more information regarding the Restructuring Transactions, please see “Structure and Formation of Our Company.”

The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2009 are presented as if this offering and the consummation of the Restructuring Transactions and Financing Transactions had all occurred on December 31, 2009 for the pro forma condensed consolidated balance sheet and as of January 1, 2009 for the pro forma condensed consolidated statement of operations. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The historical financial information as of December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007 has been derived from our Predecessor’s audited financial statements included elsewhere in this prospectus. The historical financial information as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 has been derived from our Predecessor’s unaudited financial statements.

You should read the following selected financial data in conjunction with our pro forma financial statements, our Predecessor’s historical combined financial statements and the related notes thereto, and our Acquired Properties’ historical combined financial statements and the related notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Year Ended December 31,
	Pro Forma	Historical Predecessor
	2009	2009	2008	2007	2006(1)	2005(1)
	(In thousands except per share data)
	(Unaudited)				(Unaudited)	(Unaudited)

Statement of Operations Data
Operating revenues	$112,979	$28,831	$15,581	$10,349	$—	$—
Operating expenses:
Property operating and maintenance	37,466	13,954	11,258	4,451	—	—
Management fees to related party	—	2,244	1,523	363	—	—
Real estate taxes and insurance	5,730	1,787	2,125	1,015	—	—
Depreciation and amortization	41,330	11,193	7,966	3,528	—	—
Sales and marketing	2,650	135	170	60	—	—
General and administrative	21,242	1,401	1,325	267	—	—
Rent expense	19,206	2,816	2,624	509	—	—

Total operating expenses	127,624	33,530	26,991	10,193	—	—

Operating income	(14,645)	(4,699)	(11,410)	156	—	—
Other income and expense
Interest income	79	3	17	38	—	—
Interest expense	(17,592)	(2,343)	(2,495)	(2,123)	—	—

Net income/(loss)	(32,158)	(7,039)	(13,888)	(1,929)	—	—
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(22,511)	—	—	—	—	—

Net income (loss) attributable to controlling interests	$(9,647)	$(7,039)	$(13,888)	$(1,929)	$—	$—

Pro forma (earning/loss) per share—basic and diluted	$—

Pro forma weighted average common shares - basic and undiluted	—

	As of December 31,
	Pro Forma	Historical Predecessor
	2009	2009	2008	2007	2006(1)	2005(1)
	(In thousands)
	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)

Balance Sheet Data
Net investments in real estate	$600,065	$218,055	$197,493	$151,044	$10,132	$—
Total assets	944,078	239,420	213,846	164,762	10,161	—
Mortgages and notes payable	192,362	62,387	52,530	44,332	—	—
Redeemable noncontrolling interests in operating partnership	495,741	—	—	—	—	—
Stockholders’ and members’ equity	212,460	162,338	149,103	107,228	10,114	—

(1)	The Predecessor acquired its first property in December 2006 and did not commence operations until 2007. Accordingly, the selected financial data does not include statement of operations data for the years ended December 31, 2006 and 2005 or balance sheet data as of December 31, 2005.

We consider FFO to be a supplemental measure of our performance which should be considered along with, but not as an alternative to, net income and cash provided by operating activities as a measure of operating performance and liquidity. We calculate FFO in accordance with the standards established by NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Our management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs.

We offer this measure because we recognize that FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. FFO is a non-GAAP measure and should not be considered a measure of liquidity, an alternative to net income, cash provided by operating activities or any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. In addition, our calculations of FFO are not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

The following table is a reconciliation of our net loss to FFO:

	Year Ended December 31,
	Pro Forma
	Consolidated	Historical Predecessor
	2009	2009	2008	2007
	(In thousands)
	(Unaudited)

Funds from Operations
Net loss	$(32,158)	$(7,039)	$(13,888)	$(1,929)
Real estate depreciation and amortization	40,985	11,193	7,966	3,528

FFO	$8,827	$4,154	$(5,922)	$1,599

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business and the other non-historical statements contained herein are forward-looking statements. See “Forward-Looking Statements.” You should also review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described herein or implied by such forward-looking statements. Our Predecessor is comprised of the real estate activities and holdings of a Carlyle real estate fund that will contribute properties into our portfolio. We refer to the assets we will acquire upon completion of this offering and completion of the Restructuring Transactions as the “Acquired Properties,” which are comprised of certain real estate activities and holdings of the Carlyle real estate funds or their affiliates other than our Predecessor. Since our formation as CoreSite Realty Corporation on February 17, 2010, we have not had any corporate activity other than the issuance of shares of common stock in connection with the initial capitalization of our company. Because we believe that a discussion of the historical results of CoreSite Realty Corporation would not be meaningful, we have set forth below a discussion of the historical operations of (i) our Predecessor and (ii) the Acquired Properties.

Overview

We are a leading owner, developer and operator of strategically located data centers in some of the largest and fastest growing data center markets in the United States, including Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago and New York City. Our premium data centers feature ample and redundant power, advanced cooling and security systems and many are points of dense network interconnection. We are able to satisfy the full spectrum of our customers’ data center requirements by providing data center space ranging in size from an entire building or large dedicated suite to a cage or cabinet. We lease our space to a broad and growing customer base ranging from enterprise customers to less space-intensive, more network-centric customers. Our operational flexibility allows us to selectively lease data center space to its highest and best use depending on customer demand, regional economies and property characteristics.

As of December 31, 2009, our property portfolio included ten operating data center facilities, one data center under construction and one development site, which collectively comprise over 2.0 million NRSF, of which approximately 1.0 million NRSF is existing data center space. These properties include 299,819 NRSF of space readily available for lease, of which 171,956 NRSF is available for lease as data center space. As of December 31, 2009, we had the ability to expand our operating data center square footage by approximately 1.0 million NRSF by redeveloping 481,885 NRSF of vacant space and developing 496,250 NRSF of new data center space on land we currently own. We expect that this redevelopment and development potential will enable us to accommodate existing and future customer demand and positions us to significantly increase our cash flows.

Acquisitions, Redevelopment and Development.  The following sets forth the acquisition, redevelopment and development activities for our Predecessor and the entities contributing the Acquired Properties since January 1, 2007. We refer to each entity contributing a property as a “Contributing Entity.” All NRSF totals presented below are as of December 31, 2009.

Operating Property Acquisitions and Operating Leases

•	February 2007—A Contributing Entity acquired 427 S. LaSalle, located in downtown Chicago, for $35.0 million, which comprises 174,723 NRSF of operating space and 5,309 NRSF of vacant redevelopment space.

•	February 2007—Our Predecessor acquired the Coronado-Stender Business Park in Santa Clara, California for $37.8 million, which consists of 15.75 contiguous acres in Santa Clara, California. The Coronado-Stender Business Park encompasses: (i) the Coronado-Stender Properties, a development site consisting of 12.6 acres housing six buildings with 179,600 NRSF of office and light-industrial operating space and (ii) 2901 Coronado. Subject to entitlements, we believe the Coronado-Stender Properties can be developed into 446,250 NRSF of data center space in addition to the 50,000 NRSF of data center space under construction at 2901 Coronado. See “— Development Projects.”

•	April 2007—Our Predecessor acquired 70 Innerbelt, located just outside of Boston’s central business district, for $32.5 million, which comprises 132,630 NRSF of operating space and 143,976 NRSF of vacant redevelopment space.

•	June 2007—Our Predecessor entered into a lease for the seventh floor in the 32 Avenue of the Americas building in New York City. This lease accounts for 49,303 total NRSF, of which 48,404 NRSF is operating space.

•	August 2007—A Contributing Entity entered into a lease for space in the One Wilshire building in Los Angeles, California. This lease accounts for 172,970 total square feet, of which 164,021 NRSF is operating space.

•	December 2007—Our Predecessor acquired 12100 Sunrise Valley, located in Reston, Virginia, for $45.0 million, which comprises 109,292 NRSF of operating space and 153,477 NRSF of vacant redevelopment space.

Redevelopment History

Since the acquisition of our first property in February 2000, we have completed over 30 data center redevelopment projects. Included among these, from January 1, 2006 through December 31, 2009, we completed 27 projects totaling 528,812 NRSF, representing 53.5% of our existing data center NRSF. In addition to our completed redevelopment projects, at December 31, 2009, we were in the process of redeveloping or developing a total of 125,761 NRSF of additional data center space.

Development Projects

In March 2010, our Predecessor signed a six-year lease with a leading online social networking company for 100% of the 50,000 NRSF of premium data center space at 2901 Coronado, which is located within the Coronado-Stender Business Park. The development site for 2901 Coronado was acquired by our Predecessor as a component of the Coronado-Stender Business Park. Since acquiring the Coronado-Stender Business Park, as of December 31, 2009, our Predecessor had invested $18.5 million in connection with the development of 2901 Coronado and additional improvements to the Coronado-Stender Properties.

Redevelopment and Development.  We identify space suitable for redevelopment and development both at the time we purchase an asset and from time to time as we own and operate an asset. We often strategically purchase properties with large vacancies or expected near-term lease roll-over and use our extensive knowledge of the property and market to determine the optimal use and customer mix. Generally, a redevelopment consists of a range of improvements to a property, including upgrades to existing data center space by adding additional power and cooling capabilities and/or a targeted remodeling of common areas and customer spaces to make the property more attractive to certain customers. A development may involve a more comprehensive structural renovation of an existing building to significantly upgrade the character of the property, or it may involve ground-up construction of a new building to support data center operations. The redevelopment or development process generally occurs in stages and requires significant capital expenditures in many cases.

The Restructuring Transactions.  Immediately prior to the completion of the initial public offering of our common stock, we will enter into a series of transactions with the Carlyle real estate funds or their affiliates to create our new organizational structure. These transactions, which we refer to as our Restructuring

Transactions, are described more fully under the caption “Certain Relationships and Related Party Transactions—The Restructuring Transactions.”

As a result of the Restructuring Transactions, after the completion of this offering, substantially all of our assets will be held by, and our operations conducted through, CoreSite, L.P. and its subsidiaries. All of our interconnection services will be provided by our TRS, CoreSite Services, Inc., a wholly owned subsidiary of our operating partnership. We will control CoreSite, L.P. as general partner and as the owner of approximately     % of the interests in our operating partnership. Our primary asset will be our general and limited partner interests in our operating partnership.

Revenues.  Our operating revenue generally consists of base rent, power, tenant reimbursements and interconnection services. Upon completion of this offering and consummation of the Restructuring Transactions, our property portfolio will include nine owned properties and three leased properties with an aggregate of 2.0 million NRSF. As of December 31, 2009, our operating facilities were approximately 80.0% leased at an annualized rent per leased NRSF of $65.08 and lease expirations through 2010 represented 18.3% of our portfolio’s NRSF and 22.9% of our portfolio’s annualized rent. As of December 31, 2009, and based on annualized rent, our dollar-weighted average lease term was over five years.

Operating Expenses.  Our operating expenses generally consist of utilities, site maintenance costs (including on-site personnel and security, repairs and maintenance), real estate and personal property taxes, insurance, selling, general and administrative and rental expenses on our leased properties. With respect to property operating expenses, many of our customer leases are full service gross or modified gross, both net of electricity expense, as more fully described below. Following the completion of this offering, as a public company, we estimate our annual general and administrative expenses will increase by approximately $6.0 million initially due to increased property taxes, insurance premiums and increased legal, accounting and other expenses related to corporate governance, public reporting and compliance with the various provisions of the Sarbanes-Oxley Act of 2002, and we will not be able to pass through a significant amount of these costs to our customers.

Factors that May Influence our Results of Operations

Rental Income.  Our ability to grow the amount of net rental income generated by the properties in our portfolio depends principally on our ability to maintain the historical occupancy rates of currently leased space and to lease currently available space and space that becomes available from leases that expire or are terminated. As of December 31, 2009, our operating facilities comprised approximately 73.8% of our total NRSF. Our ability to grow the rental income generated by us also depends on our ability to maintain or increase rental rates at our properties. Negative trends in one or more of these factors could adversely affect our rental income in future periods. Future economic downturns or regional downturns affecting our markets or downturns in the technology industry that impair our ability to renew or re-lease space and the ability of our customers to fulfill their lease commitments, as in the case of customer bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties.

Leasing Arrangements.  Historically, many of our properties have been leased to customers on a full service gross or a modified gross basis, both net of electricity expense, and to a limited extent on a triple net lease basis. We expect to continue to do so in the future. Under a full service gross lease, the customer pays a fixed annual rent on a monthly basis, and in return we are required to pay all maintenance, repair, property taxes, insurance, and selling, general and administrative expenses. Under a modified gross lease, the customer has a base-year expense stop, whereby the customer pays a stated amount of certain expenses as part of the rent payment, while future increases (above the base-year stop) in property operating expenses are billed to the customer based on such customer’s proportionate square footage of the property and other factors. The increased property operating expenses billed are reflected as customer reimbursements in the statements of operations. Finally, in a triple net lease, the customer is responsible for all operating expenses, property taxes and insurance. As such, the base rent payment does not include any operating expense, but rather all such expenses are billed to the customer. The full amount of the expenses for this lease type is reflected in customer reimbursements. Since a portion of our revenue consists of those expenses reimbursed to us by our customers, in any given period our revenue will be determined in part by the amount of expenses that are reimbursed by our customers.

Electricity charges are separately recovered under either a breakered-amp or branch-circuit monitoring pricing model. Under the breakered-amp pricing model, the customer typically pays a fixed fee per connected power circuit and increases in the cost of electricity above a base level may be passed onto the customer. Under the branch circuit monitoring pricing model, the customers pay for the power they utilize in any month. As a result of these pricing models, fluctuations in the utilization or cost of electricity will impact our operating revenue and operating expenses, but will have less of an impact on our operating income.

Scheduled Lease Expirations.  Our ability to re-lease expiring space will impact our results of operations. As of December 31, 2009, approximately 299,819 NRSF of our portfolio represented currently available space and leases representing approximately 18.3% and 17.2% of the NRSF across our portfolio were scheduled to expire during the years ending December 31, 2010 and 2011, respectively. These leases also represented approximately 22.9% and 22.1%, respectively, of our annualized rent as of December 31, 2009.

Acquisitions, Redevelopment and Development.  Our ability to grow rental income will depend on our ability to acquire, redevelop, develop and lease data center space at favorable rates. As of December 31, 2009, we had approximately 481,885 NRSF of redevelopment space, or approximately 23.7% of the total space in our portfolio. In addition, we are in the process of developing a 50,000 NRSF data center at 2901 Coronado, Santa Clara, California. In the second quarter of 2010, we entered into a lease for 100% of this space with a leading online social networking company. Our portfolio also contains six buildings on a 12.6 acre development site in Santa Clara, California, which we believe can be developed into 446,250 NRSF of data center space.

Conditions in Significant Markets.  Our operating properties are located in Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago, Boston, New York City and Miami. These markets comprised 41.5%, 26.3%, 10.1%, 8.2%, 8.0%, 4.5% and 1.4%, respectively, of our annualized rent as of December 31, 2009. Positive or negative changes in conditions in these markets will impact our overall performance.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Predecessor’s and Acquired Properties’ historical financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 to our Predecessor’s and Acquired Properties’ financial statements included elsewhere in this prospectus. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Subsequent to the completion of the Financing, these same critical accounting policies and estimates will also be used in our combined financial statements. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date of this prospectus.

Acquisition of Real Estate.  We apply purchase accounting to the assets and liabilities related to all of our real estate investments acquired. Accordingly, we are required to make subjective assessments to allocate the purchase price paid to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and lease origination costs. These allocation assessments involve significant judgment and complex calculations and have a direct impact on our results of operations.

Capitalization of Costs.  We capitalize direct and indirect costs related to leasing, construction, redevelopment and development, including property taxes, insurance and financing costs relating to properties under development. We cease cost capitalization on redevelopment and development space once the space is ready for its intended use and held available for occupancy. All renovations and betterments that extend the economic useful lives of assets are capitalized.

Useful Lives of Assets.  We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income. We depreciate the buildings, on average, over 39 years. Additionally we depreciate building improvements over ten years for owned properties and the remaining term of the original lease for leased properties. Leasehold improvements are depreciated over the shorter of the lease term or useful life of the asset.

Impairment of Long-Lived Assets.  We review the carrying value of our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) from an asset are less than the carrying amount of the asset. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into an impairment review analysis, these changes could result in an adjustment to the carrying amount of our assets. To the extent that an impairment has occurred, the excess of the carrying amount of the property over its estimated fair value would be charged to income. No such impairment losses have been recognized to date.

Revenue Recognition.  Rental income is recognized on a straight-line basis over the non-cancellable term of customer leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are recorded as deferred rent receivable on our combined balance sheets. Many of our leases contain provisions under which our customers reimburse us for a portion of direct operating expenses, including power, as well as real estate taxes and insurance. Such reimbursements are recognized in the period that the expenses are recognized. We recognize the amortization of the acquired above-market and below-market leases as decreases and increases, respectively, to rental revenue over the remaining non-cancellable term of the underlying leases.

Interconnection and utility services are considered separate earnings processes that are typically provided and completed on a month-to-month basis and revenue is recognized in the period that the services are performed. Set-up charges and utility installation fees are initially deferred and recognized over the term of the arrangement or the expected period of performance unless management determines a separate earnings process exists related to an installation charge.

We must make subjective estimates as to when our revenue is earned and the collectability of our accounts receivable related to rent, deferred rent, expense reimbursements and other income. We analyze individual accounts receivable and historical bad debts, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for bad debts. These estimates have a direct impact on our net income because a higher bad debt allowance would result in lower net income, and recognizing rental revenue as earned in one period versus another would result in higher or lower net income for a particular period.

Our Portfolio

The following table provides an overview of our properties as of December 31, 2009 after giving effect to the Restructuring Transactions.

				NRSF
				Operating(1)
						Office and Light-				Redevelopment and
			Annualized	Data Center(2)		Industrial(3)		Total		Development(4)
	Metropolitan	Acquisition	Rent		Percent		Percent		Percent	Under			Total
Facilities	Area	Date(5)	($000)(6)	Total	Leased(7)	Total	Leased(7)	Total(8)	Leased(7)	Construction	Vacant	Total	Portfolio

Predecessor Facilities
1656 McCarthy	San Francisco Bay	Dec. 2006	$6,242	71,847	88.0%	—	—%	71,847	88.0%	—	4,829	4,829	76,676
70 Innerbelt	Boston	Apr. 2007	6,208	118,991	92.7	13,639	13.4	132,630	84.5	14,079	129,897	143,976	276,606
12100 Sunrise Valley	Northern Virginia	Dec. 2007	6,113	70,942	79.9	38,350	84.6	109,292	81.5	45,556	107,921	153,477	262,769
32 Avenue of the Americas*	New York	Jun. 2007	3,546	48,404	68.3	—	—	48,404	68.3	—	—	—	48,404
Coronado-Stender Properties	San Francisco Bay	Feb. 2007	1,036	—	—	179,600	60.7	179,600	60.7	—	—	—	179,600
2901 Coronado	San Francisco Bay	Feb. 2007	—	—	—	—	—	—	—	50,000	—	50,000	50,000

Subtotal Predecessor			$23,145	310,184	84.9%	231,589	61.8%	541,773	75.0%	109,635	242,647	352,282	894,055

Acquired Facilities
One Wilshire*	Los Angeles	Aug. 2007	$20,672	156,521	78.8%	7,500	79.7%	164,021	78.8%	—	—	—	164,021
55 S. Market	San Francisco Bay	Feb. 2000	13,249	84,045	87.7	205,880	90.1	289,925	89.4	—	—	—	289,925
900 N. Alameda	Los Angeles	Oct. 2006	11,656	256,690	89.6	16,622	4.1	273,312	84.4	16,126	144,721	160,847	434,159
427 S. LaSalle	Chicago	Feb. 2007	6,396	129,440	69.6	45,283	100.0	174,723	77.5	—	5,309	5,309	180,032
1275 K Street*	Northern Virginia	Jun. 2006	1,782	22,137	98.1	—	—	22,137	98.1	—	—	—	22,137
2115 NW 22nd Street	Miami	Jun. 2006	1,064	30,176	50.2	1,641	—	31,817	47.6	—	13,447	13,447	45,264

Subtotal Acquired			$54,819	679,009	81.6%	276,926	85.7%	955,935	82.8%	16,126	163,477	179,603	1,135,538

Total Facilities			$77,964	989,193	82.6%	508,515	74.9%	1,497,708	80.0%	125,761	406,124	531,885	2,029,593

*	Indicates properties in which we hold a leasehold interest.
(1)	Represents the square feet at a building under lease as specified in existing customer lease agreements plus management’s estimate of space available for lease to customers based on engineers’ drawings and other factors, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas. Total NRSF at a given facility includes the total operating NRSF and total redevelopment and development NRSF, but excludes our office space at a facility and our corporate headquarters.
(2)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as data center space. Both leased and available data center NRSF include a customer’s proportionate share of the required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(3)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as space other than data center space, which is typically space offered for office or light-industrial use.
(4)	Represents vacant space in our portfolio that requires significant capital investment in order to redevelop or develop into data center facilities. Total redevelopment and development NRSF and total operating NRSF represent the total NRSF at a given facility.
(5)	Represents the date a property was acquired by a Carlyle real estate fund or, in the case of a property under lease, the date the initial lease commenced for the property.
(6)	Represents the monthly contractual rent under existing customer leases as of December 31, 2009 multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes electricity use attributable to customers.
(7)	Includes customer leases in effect as of December 31, 2009. The percent leased is determined based on leased square feet as a proportion of total operating NRSF.
(8)	Represents the NRSF at an operating facility currently leased or readily available for lease. This excludes existing vacant space held for redevelopment or development.

Results of Operations

Since our formation on February 17, 2010 we have not had any corporate activity other than the issuance of shares of common stock in connection with the initial capitalization of our company. Because we believe that a discussion of the operating results for this limited period would not be meaningful, we have set forth below a discussion of the results of operations of our accounting predecessor, or our Predecessor, which consisted of the operations of four operating properties and one development property. Separately, we have presented a discussion of the combined results of operations of the other properties in our portfolio, or our Acquired Properties, which consisted of six operating properties and a property leased as our corporate headquarters, which does not generate operating revenue. Our Acquired Properties do not comprise a legal entity, but rather a combination of assets from certain Carlyle real estate funds, and their respective wholly owned subsidiaries, that have common management. The historical combined financial statements of our Acquired Properties contained in this prospectus represent the combination of the financial statements of those entities. We believe that the results of our Acquired Properties, when considered along with the results of our Predecessor, present a more comprehensive picture of our historical operating results than our Predecessor alone. In addition, the historical results of operations presented below should be reviewed along with the pro forma financial information contained elsewhere in this prospectus, which includes adjustments related to the effects of the Restructuring Transactions and the Financing Transactions.

Results of Operations of Our Predecessor

During the periods presented below, our Predecessor consisted of four properties operating as data centers including 1656 McCarthy, 32 Avenue of the Americas, 12100 Sunrise Valley and 70 Innerbelt, as well as the Coronado-Stender Business Park in Santa Clara, California, consisting of 2901 Coronado, a 50,000 NRSF data center under development as of December 31, 2009, and the Coronado-Stender Properties, a 12.6 acre development site that houses six buildings. Certain of the six buildings located at the Coronado-Stender Properties are under short-term lease for office or light-industrial use, which operating revenue is reflected in our Predecessor’s results of operations for the periods presented below. We completed the first phase of 2901 Coronado in April 2010, and anticipate completing the remainder by the end of the second quarter of 2010. During March 2010, we fully leased this space to a leading online social networking company pursuant to a six-year lease.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating Revenue.  Operating revenue for the year ended December 31, 2009 was $28.8 million. This includes rental revenue of $19.0 million, power revenue of $7.4 million, tenant reimbursements of $1.1 million and other revenue of $1.4 million, primarily from interconnection services. This compares to revenue of $15.6 million for the year ended December 31, 2008. The increase of $13.3 million, or 85%, was due primarily to $10.4 million of increased rental revenue due to a full year of operations at 32 Avenue of the Americas and 12100 Sunrise Valley which were placed into service during the third quarter of 2008 and the continued lease up of 1656 McCarthy and 70 Innerbelt and $2.4 million of increased power revenue resulting from the increased occupancy and power utilization.

Operating Expenses.  Operating expenses for the year ended December 31, 2009 were $33.5 million compared to $27.0 million for the year ended December 31, 2008. The increase of $6.5 million, or 24%, was primarily due to increased depreciation and amortization expense of $3.2 million resulting from a full of year of depreciation for 32 Avenue of the Americas and 12100 Sunrise Valley which were both placed into service during the third quarter of 2008 and $2.7 million of increased property operating and maintenance expenses due to the continued lease up of properties in 2009.

Interest Expense.  Interest expense, including amortization of deferred financing costs, for the year ended December 31, 2009 was $2.3 million compared to interest expense of $2.5 million for the year ended December 31, 2008. The decrease in interest expense was due to lower interest rates on floating rate debt partially offset by increased debt balances.

Net Loss.  Net loss for the year ended December 31, 2009 was $7.0 million compared to a net loss of $13.9 million for the year ended December 31, 2008. The decrease of $6.9 million was primarily due to increased operating revenue from the continued lease up activities partially offset by increased property depreciation and amortization expense and property operating and maintenance costs.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenue.  Operating revenue for the year ended December 31, 2008 was $15.6 million. This includes rental revenue of $8.6 million, power revenue of $5.0 million, tenant reimbursements of $1.2 million and other revenue of $0.8 million, primarily from interconnection services. This compares to revenue of

$10.3 million for the year ended December 31, 2007. The increase of $5.2 million, or 51%, was due primarily to the following: $3.5 million of increased rental revenue resulting from the commencement of operations at 32 Avenue of the Americas and 12100 Sunrise Valley during the third quarter of 2008 and a full year of operations at the remaining properties which were all acquired during 2007 and $2.0 million of increased power revenue resulting from the increased occupancy and power utilization.

Operating Expenses.  Operating expenses for the year ended December 31, 2008 were $27.0 million compared to $10.2 million for the year ended December 31, 2007. The increase of $16.8 million, or 165%, was primarily due to the following: $6.8 million of increased property operating and maintenance costs due to the continued lease up of properties in 2008, increased depreciation and amortization expense of $4.4 million resulting from the placement of 32 Avenue of the Americas and 12100 Sunrise Valley into service during the third quarter of 2008 and a full of year of depreciation and amortization for the remaining properties which were all acquired and placed into service at varying times during 2007, $2.1 million of increased rent expense at 32 Avenue of the Americas resulting from a full year of rent expense compared to 2007 which included rent expense subsequent to the execution of the property lease in June, 2007, $1.2 million of increased management fees primarily due to the increase in operating revenues and leasing activities, and $1.1 million of increased real estate taxes and insurance from 32 Avenue of the Americas and 12100 Sunrise Valley which had capitalized these costs prior to the respective property’s placement into service during the third quarter of 2008.

Net Loss.  Net loss for the year ended December 31, 2008 was $13.9 million compared to a net loss of $1.9 million for the year ended December 31, 2007. The increase of $12.0 million was primarily due to the increased operating expenses as previously discussed, partially offset by the placement of 32 Avenue of the Americas and 12100 Sunrise Valley into service during the third quarter of 2008 and increased operating revenue from the continued lease up activities.

Results of Operations of Our Acquired Properties

During the periods presented below, our Acquired Properties consisted of six properties operating as data centers including, 55 S. Market, One Wilshire, 1275 K Street, 900 N. Alameda, 427 S. LaSalle and 2115 NW 22nd Street, as well as 1050 17th Street, a property leased as our corporate headquarters, which does not generate operating revenue. As discussed above, our Acquired Properties commenced operations prior to 2007 with the exception of One Wilshire, concerning which we executed our lease in August 2007 and 427 S. LaSalle, which commenced operations in February 2007. The continued redevelopment and development and lease up of the properties are the primary factors that explain a significant amount of the changes in the results of operations for our Acquired Properties for the periods discussed below.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating Revenue.  Operating revenue for the year ended December 31, 2009 was $88.8 million. This includes rental revenue of $51.7 million, power revenue of $19.4 million, tenant reimbursements of $3.0 million, other revenue of $9.0 million, primarily from interconnection services, and management fees from related parties of $5.6 million. This compares to revenue of $74.4 million for the year ended December 31, 2008. The increase of $14.4 million, or 19%, was due primarily to increased rental revenue of $7.7 million from increased occupancy and rental rates, increased power revenue of $2.9 million due to the increased occupancy and power utilization and $3.1 million of increased other revenue resulting from increased interconnection services above.

Operating Expenses.  Operating expenses for the year ended December 31, 2009 were $78.5 million compared to $73.5 million for the year ended December 31, 2008. The increase of $5.0 million, or 7%, was primarily due to the following: increased depreciation and amortization expense of $2.6 million resulting from the placement of additional space into service at One Wilshire and the completion of additional capital improvements at 427 S. LaSalle during 2008 and $1.0 million of increased property operating and maintenance costs due to the continued lease up of properties in 2008.

Interest Expense.  Interest expense, including amortization of deferred financing costs, for the year ended December 31, 2009 was $5.5 million compared to interest expense of $8.7 million for the year ended December 31, 2008. The decrease in interest expense was due to lower interest rates on floating rate debt.

Net Income (Loss).  Net income for the year ended December 31, 2009 was $4.9 million compared to a net loss of $7.4 million for the year ended December 31, 2008. The increase of $12.2 million was primarily due to increased operating revenues of $14.4 million as previously discussed, a reduction in interest expense due to lower interest rates on floating rate debt, partially offset by increased operating expenses as discussed previously.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenue.  Operating revenue for the year ended December 31, 2008 was $74.4 million. This includes rental revenue of $44.0 million, power revenue of $16.5 million, tenant reimbursements of $2.5 million and other revenue of $5.9 million, primarily from interconnection services, and management fees from related parties of $5.5 million. This compares to revenue of $48.0 million for the year ended December 31, 2007. The increase of $26.4 million, or 55%, was due primarily to $15.0 million of increased rental revenue due to a full year of operations at One Wilshire and 427 S. LaSalle which were placed into service during 2007 and the continued lease up of the remaining properties, $7.8 million of increased power revenue due to the increase in lease commencements during 2008, and $2.7 million of increased other revenue from increased interconnection services provided.

Operating Expenses.  Operating expenses for the year ended December 31, 2008 were $73.5 million compared to $43.9 million for the year ended December 31, 2007. The increase of $29.6 million, or 67%, was primarily due to the following: $9.2 million of increased property operating and maintenance costs due to the continued lease up of properties in 2008 and a full year of operations at One Wilshire and 427 S. LaSalle which were placed into service during 2007, $7.7 million of increased rent expense at One Wilshire resulting from a full year of rent expense compared to 2007 which included rent expense subsequent to the execution of the property lease in August, 2007, increased general and administrative expense of $6.5 million, increased depreciation and amortization expense of $5.1 million resulting from the placement of One Wilshire and 427 S. LaSalle into service during 2007.

Interest Expense.  Interest expense, including amortization of deferred financing costs, for the year ended December 31, 2008 was $8.7 million compared to interest expense of $11.9 million for the year ended December 31, 2007. The decrease in interest expense was due to lower interest rates on floating rate debt, partially offset by increased debt balances.

Net Loss.  Net loss for the year ended December 31, 2008 was $7.4 million compared to a net loss of $7.0 million for the year ended December 31, 2007. The increase of $0.4 million was primarily due to increased operating expenses of $29.6 million as previously discussed, partially offset by increased operating revenues of $26.4 million and a reduction in interest expense.

Liquidity and Capital Resources

As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annualized basis. We intend to make, but are not contractually bound to make, regular quarterly distributions to common stockholders and unit holders in order to maintain our status as a REIT. All such distributions are at the discretion of our Board of Directors. We intend to fund these distributions with cash generated from operations and external sources of capital, if necessary. As of December 31, 2009 and as adjusted for the Financing Transactions, we would have had $111.3 million of cash and cash equivalents.

Short-term Liquidity

Our short-term liquidity requirements primarily consist of funds needed for future distributions to stockholders and holders of our operating partnership units, interest expense, operating costs including utilities, site maintenance costs, real estate and personal property taxes, insurance, rental expenses and selling, general and administrative expenses and certain recurring and non-recurring capital expenditures, including for the redevelopment and development of data center space during the next 12 months. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established for certain future payments, the net proceeds from this offering and any excess proceeds from our issuance of senior notes after refinancing certain of our indebtedness, and to the extent necessary, by incurring additional indebtedness, including by drawing on our revolving credit facility. Upon completion of the Financing Transactions, we expect to have $      million of cash and cash equivalents on our balance sheet and the ability to borrow up to an additional $      million under a new $100.0 million revolving credit facility, subject to satisfying certain financial tests, which we believe will be sufficient to meet our short-term liquidity needs for the foreseeable future.

Long-term Liquidity

Our long-term liquidity requirements primarily consist of the costs to fund the development of the Coronado-Stender Properties, our 12.6 acre development site that houses six buildings in Santa Clara, California, future redevelopment or development of other space in our portfolio not currently scheduled, property acquisitions, scheduled debt maturities and recurring and non-recurring capital improvements. We expect to meet our long-term liquidity requirements primarily by incurring long-term indebtedness and drawing on our revolving credit facility. We also may raise capital in the future through the issuance of additional equity securities, subject to prevailing market conditions, and/or through the issuance of operating partnership units.

In view of our strategy to grow our portfolio over time, we do not, in general, expect to meet our long-term liquidity needs through sales of our properties. In the event that, notwithstanding this intent, we were in the future to consider sales of our properties from time to time, our ability to sell certain of our assets could be adversely affected by obligations under our tax protection agreement, the general illiquidity of real estate assets and certain additional factors particular to our portfolio such as the specialized nature of our properties, and property use restrictions.

Pro Forma Indebtedness

As summarized in the following table, as of December 31, 2009, on a pro forma basis after giving effect to the Restructuring Transactions, the Financing Transactions and repayment of certain of our existing indebtedness as set forth under the heading “Use of Proceeds,” we expect to have approximately $192.4 million of aggregate combined indebtedness. We expect that we will also have $      million of undrawn capacity under a new $100.0 million revolving credit facility. However, the availability of funds under our revolving facility will depend on, among other things, compliance with applicable restrictions and covenants set forth in the agreements governing our indebtedness and market conditions and there can be no assurance that additional credit would be available to us at acceptable terms or at all.

			Principal	Annual Debt
Pro forma debt	Fixed/Floating		Amount	Service
at December 31, 2009	Interest Rate(1)		($000)	($000)(2)	Maturity Date(3)

Senior Notes		%	$175,000	$
Mortgage(s)(4)	L+2.75		17,362	521	June-2011

Total pro forma debt(5)			$192,362	$521

(1)	The effective interest rate for variable rate loans is calculated based on the 1-month LIBOR rate at December 31, 2009, which was 0.25%.
(2)	Annual debt service includes payments for interest only. The weighted average stated interest rate of our debt was % on a pro forma basis as of December 31, 2009.
(3)	Maturity date represents the date on which the principal amount is due and payable, assuming no payment has been made in advance of the maturity date and no exercise of any extension rights.

(4)	Represents a construction loan secured by our 12100 Sunrise Valley property that matures in June 2011. However, we have two one-year extension rights on this loan, subject to satisfying certain financial and other conditions, which we expect to meet upon completion of this offering.
(5)	Upon consummation of the Financing Transactions, we expect that we will have $9.4 million of letters of credit issued but undrawn, and no other borrowings outstanding, under our new revolving credit facility. See “—Material Terms of Our Indebtedness to be Outstanding After this Offering.”

Material Terms of Our Indebtedness to be Outstanding After this Offering

Revolving Credit Facility and Senior Notes.  We expect that the revolving credit facility and senior notes will be subject to usual and customary affirmative and negative covenants.

Mortgage(s).  In connection with the Restructuring Transactions and the Financing Transactions, our operating partnership intends to assume the outstanding principal balance and any existing recourse obligations related to a $32.0 million construction loan, which is secured by our Predecessor’s 12100 Sunrise Valley property. This loan bears interest at LIBOR plus 2.75% and matures in June 2011, however, we also have two 12-month conditional extension options on the loan which, if extended, would result in a June 2013 maturity date. In addition to standard notice and compliance conditions, the extensions are subject to performance tests that include the completion of certain renovations to the property and a debt service coverage test, which tests we expect to meet. As of December 31, 2009, the outstanding principal balance of this loan was $17.4 million. Under the terms of the loan agreement, we have the ability to draw up to a total balance of $32.0 million for construction costs associated with the redevelopment and renovation of 12100 Sunrise Valley. We believe the outstanding balance of this loan will be approximately $25.3 million upon the completion of this offering.

Commitments and Contingencies

Upon completion of the Restructuring Transactions, the Financing Transactions and repayment of certain of our existing indebtedness, on a pro forma basis, assuming these transactions occurred as of December 31, 2009, we would have had aggregate combined indebtedness totaling $192.4 million. The following table summarizes our contractual obligations as of December 31, 2009, on a pro forma basis, including the maturities and scheduled principal repayments of indebtedness and excluding other borrowings incurred subsequent to December 31, 2009 (in thousands):

Obligation	2010	2011	2012	2013	2014	Thereafter	Total

Operating Leases(1)	$15,907	$16,356	$16,806	$17,228	$17,549	$61,682	$145,528
Senior Notes	—	—	—	—	—	175,000	175,000
Revolver	—	—	—	—	—	—	—
Mortgage(s)(2)	—	17,362	—	—	—	—	17,362
Other(3)	1,957	2,276	2,172	278	151	294	7,128

Total	$17,864	$35,994	$18,978	$17,506	$17,700	$236,976	$345,018

(1)	Lease obligations for One Wilshire, 1275 K Street, 32 Avenue of the Americas, and 1050 17th Street.
(2)	The stated amount of $17,362 represents the amount outstanding on our $32.0 million construction loan at December 31, 2009, which matures in June 2011. Upon execution of the first extension in June 2011, payments under the loan will require principal amortization based on a 30-year term using an interest rate equal to the greater of 150 basis points per year in excess of the then current ten-year U.S. Treasury Note, or seven percent. For additional information on this loan see, “— Material Terms of Our Indebtedness to be Outstanding After this Offering.”
(3)	Obligations for tenant improvement work at 55 S. Market Street, power contracts and telecommunications leases.

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2008, neither our Predecessor nor the Acquired Properties had any material off-balance sheet arrangements.

Discussion of Cash Flows

Our Predecessor

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net cash provided by operating activities was $1.4 million for the year ended December 31, 2009, compared to cash used in operating activities of $9.6 million for the prior period. The increased cash provided by operating activities of $11.1 million is primarily due to the collection of accounts receivable, the increase in accounts payable and accrued expenses and additional operating cash generated by the continued lease up of the properties.

Net cash used in investing activities decreased by $26.4 million to $27.5 million for the year ended December 31, 2009, compared to $53.8 million for the year ended December 31, 2008. This decrease was primarily due to a decrease in cash paid for capital expenditures related to redevelopment and development of data center space.

Net cash provided by financing activities decreased by $33.2 million to $30.0 million for the year ended December 31, 2009 from $63.2 million for the year ended December 31, 2008 primarily due to a decrease in capital contributions received from members of the Predecessor.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net cash used in operating activities was $9.6 million for the year ended December 31, 2008, compared to cash provided by operations of $1.9 million for the prior period. The increase in cash used in operating activities of $11.5 million is primarily due to the repayment of accounts payable and accrued expenses and payment of leasing commissions.

Net cash used in investing activities decreased by $87.3 million to $53.8 million for the year ended December 31, 2008, from $141.1 million for the year ended December 31, 2007. This decrease was primarily due to a decrease in cash paid for acquisitions.

Net cash provided by financing activities decreased by $79.8 million to $63.2 million the year ended December 31, 2008, from $143.0 million for the year ended December 31, 2007 primarily due to a decrease in mortgage loan proceeds and capital contributions received from members of the Predecessor.

Our Acquired Properties

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net cash provided by operating activities was $26.0 million for the year ended December 31, 2009, compared to cash provided by operations of $9.3 million for the prior period. The increased cash provided by operating activities of $16.8 million is primarily due to the collection of accounts receivable and additional operating cash generated by the continued lease up of the properties.

Net cash used in investing activities decreased by $18.7 million to $9.6 million for the year ended December 31, 2009, from $28.3 million for the year ended December 31, 2008. This decrease was primarily due to a decrease in cash paid for capital expenditures.

Net cash used in financing activities was $7.5 million for the year ended December 31, 2009, compared to net cash provided by financing activities of $17.5 million for the year ended December 31, 2008 primarily due to the principal repayment of $5.2 million in 2009 and a decrease in capital contributions received from members of the Acquired properties during 2009 of $17.8 million compared to 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net cash provided by operating activities was $9.3 million for the year ended December 31, 2008, compared to cash provided by operating activities of $6.8 million for the prior period. The increased cash provided by operating activities of $2.5 million is primarily due to additional operating cash generated by the continued lease up of the properties.

Net cash used in investing activities decreased by $83.3 million to $28.3 million for the year ended December 31, 2008, from $111.6 million for the year ended December 31, 2007. This decrease was primarily due to a decrease in cash paid for acquisitions.

Net cash provided by financing activities decreased by $94.0 million to $17.5 million for the year ended December 31, 2008, from $111.5 million for the year ended December 31, 2007 primarily due to a decrease in mortgage loan proceeds and capital contributions received from members of the Acquired Properties during 2008 compared to 2007.

Related Party Transactions

The following related party transactions are based on agreements and arrangements entered into prior to our initial public offering, at which time we did not have formal procedures for approving such related party transactions. For a more detailed discussion of these transactions see “Management” and “Certain Relationships and Related Party Transactions.”

We lease 1,515 NRSF of data center space at our 12100 Sunrise Valley property to an affiliate of The Carlyle Group. The lease commenced on July 1, 2008 and expires on June 30, 2013. Rental revenue was approximately $155,300 for the year ended December 31, 2009. Additionally, we sublease space in our Denver corporate headquarters from an affiliate of The Carlyle Group. The lease commenced on April 25, 2007 and expires on October 31, 2012. Rental expense was approximately $60,300 for the year ended December 31, 2009.

Prior to or concurrently with completion of this offering, Mr. Ray, currently a managing director of The Carlyle Group and a member of our Board of Directors, will resign from his position at Carlyle and will enter into an employment agreement with us to serve exclusively as our President and Chief Executive Officer. Mr. Ray’s compensation and that of his executive assistant have historically been paid by an affiliate of The Carlyle Group. In total, we paid the affiliate of The Carlyle Group $575,000 as partial reimbursement for the related services rendered to us by Mr. Ray and his executive assistant during the year ended December 31, 2009.

Affiliates of The Carlyle Group caused letters of credit to be issued by various financial institutions to guarantee lease commitments, payments to vendors and construction redevelopment at certain properties in our portfolio. Prior to or concurrently with the completion of this offering, letters of credit for four of our properties totaling $9.4 million will be cancelled and be replaced by letters of credit, which we expect we will cause to be issued under our new revolving credit facility.

Leasing Arrangements

In connection with the Restructuring Transactions, we will assume the leases for the operating properties that we do not own (32 Avenue of the Americas, One Wilshire and 1275 K Street), as well as the lease for our corporate headquarters, the space we currently use for our corporate office space.

Policies Applicable to All Directors and Officers

We intend to adopt certain written policies that are designed to eliminate or minimize certain potential conflicts of interest, including a policy for the review, approval or ratification of related party transactions. We have also adopted a code of business conduct and ethics that prohibits our employees, officers and directors and our company from entering into transactions where there is a conflict of interest. In addition, our Board of Directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. See “Policies with Respect to Certain Activities.”

Inflation

Substantially all of our leases contain annual rent increases. As a result, we believe that we are largely insulated from the effects of inflation. However, any increases in the costs of redevelopment or development of our properties will generally result in a higher cost of the property, which will result in increased cash requirements to develop our properties and increased depreciation expense in future periods, and, in some circumstances, we may not be able to directly pass along the increase in these development costs to our customers in the form of higher rents.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates.

As of December 31, 2009, we had approximately $192.4 million of pro forma consolidated indebtedness, of which $17.4 million of indebtedness bore interest at variable rates. Concurrently with the completion of this offering, we intend to enter into a $100.0 million revolving credit facility, borrowings under which will bear interest at variable rates; however, we anticipate that we will not draw on this facility at closing.

If interest rates were to increase by 1%, the increase in interest expense on our pro forma variable rate debt would decrease future earnings and cash flows by approximately $173,618 annually. If interest rates were to decrease 1%, on a pro forma basis the decrease in interest expense on the variable rate debt would be approximately $173,618 annually. Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments.

These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued authoritative accounting guidance which established the FASB Accounting Standards Codification. The Codification is the single official source of authoritative, nongovernmental U.S. GAAP and supersedes all previously issued non-SEC accounting and reporting standards. We adopted the provisions of the authoritative accounting guidance for the interim reporting period ended September 30, 2009, the adoption of which did not have a material effect on the our company’s combined financial statements.

On January 1, 2009, we adopted an accounting standard which modifies the accounting for assets acquired and liabilities assumed in a business combination. This revised standard requires assets acquired, liabilities assumed, contractual contingencies and contingent consideration in a business combination to be recognized at fair value. Subsequent changes to the estimated fair value of contingent consideration are reflected in earnings until the contingency is settled. The revised standard requires additional disclosures about recognized and unrecognized contingencies. This standard is effective for acquisitions made after December 31, 2008. The adoption of this standard will change our company’s accounting treatment for business combinations on a prospective basis.

On January 1, 2009, we adopted authoritative guidance issued by the FASB that amended its existing standards for a parent’s noncontrolling interest in a subsidiary and the accounting for future ownership changes with respect to the subsidiary. The new standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary that is not attributable, directly or indirectly, to a parent. The new standard requires, among other things, that a noncontrolling interest be clearly identified, labeled and presented in the combined balance sheet as equity, but separate from the parent’s equity; that the amount of combined net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the combined statement of income; and that if a subsidiary, other than a subsidiary primarily holding real estate, is deconsolidated, the parent measures at fair value any noncontrolling equity investment that the parent retains in the former subsidiary and recognize a gain or loss in net income based on the fair value of the non-controlling equity investment. The standard was effective for our company beginning on January 1, 2009. The adoption of this standard did not have a material impact on our company’s combined financial statements.

On January 1, 2009, we adopted authoritative guidance issued by the FASB for its non-financial assets and liabilities and for its financial assets and liabilities measured at fair value on a non-recurring basis. The guidance provides a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In April 2009, the FASB issued further clarification for determining fair value when the volume and level of activity for an asset or liability had significantly decreased and for identifying transactions that were not conducted in an orderly market. This clarification of the accounting standard is effective for interim reporting periods after June 15, 2009. We adopted this clarification of the standard for the interim reporting period ended June 30, 2009. The adoption of the provisions of this new standard did not materially impact our company’s combined financial statements.

On January 1, 2009, we adopted a new accounting standard that expands the disclosure requirements regarding an entity’s derivative instruments and hedging activities. The adoption of the provisions of this new standard did not materially impact our company’s combined financial statements.

In June 2009, the FASB issued guidance that amended the consolidation of variable-interest entities, or VIE’s. This amended guidance requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity has (i) the power to direct the activities of the VIE that most significantly impact a VIE’s economic performance and (ii) has the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. Further, the amended guidance requires ongoing reconsideration of the primary beneficiary of a VIE and adds an additional reconsideration event for determination of whether an entity is a VIE. The new guidance was effective January 1, 2010 for our company. The adoption of this guidance did not impact our company’s financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on our company’s combined financial statements.

In January 2010, the FASB issued guidance that amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) transfers in and out of Level 1 and Level 2 and reasons for such transfers; and (2) the separate presentation of purchases, sales, issuances and settlement in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. This standard will be effective for our fiscal year beginning January 1, 2010, except for the new disclosures relating to Level 3 fair value measurements, which will be effective for our fiscal year beginning January 1, 2011. The adoption of this standard is not expected to have a material impact on our company’s combined financial statements.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Industry Overview

Data centers are highly specialized and secure buildings that house networking, storage and communications technology infrastructure, including servers, storage devices, switches, routers and fiber optic transmission equipment. These buildings are designed to provide the power, cooling and network connectivity necessary to efficiently operate this mission-critical IT equipment. This infrastructure requires an uninterruptible power supply, backup generators, cooling equipment, fire suppression systems and physical security. Data centers located at points where many communications networks converge can also function as interconnection hubs where customers are able to connect to multiple networks and exchange traffic with each other.

According to Tier1 Research, LLC, the global Internet data center market is estimated to grow from $9.2 billion in 2008 to $18.5 billion in 2012, representing a compound annual growth rate of 19%.(a) We believe that the data center industry enjoys strong demand dynamics principally driven by the continued growth of Internet traffic, the corresponding increase in processing and storage equipment and the increased need for network interconnection capabilities. Additionally, companies are increasingly outsourcing their data center needs due to the high cost of operating and maintaining in-house data center facilities, increasing power and cooling requirements for data centers and the growing focus on business and disaster recovery planning.

Concurrently with the increasing demand for outsourced data center space, we believe that the supply of new data center facilities has been constrained by industry consolidation, underinvestment and lack of sufficient capital to develop additional space. New data center supply is estimated to grow by only 5% in 2010, whereas data center demand is expected to grow by 12% during the same period.(b) Through 2013, global demand for multi-customer data center space is expected to outpace overall new supply by approximately 250%, resulting in utilization of data center space rising from 73% at year-end 2009 to 96% of forecasted space by 2013.(b) Industry estimates suggest that at 70% space utilization, a data center market will begin to experience supply constraints as suitable space becomes limited.(b) At 80% space utilization, industry sources predict that demand for data center space will greatly outpace available supply and that pricing for available space could be driven up significantly; and at 90% space utilization, available supply in a data center market is estimated to be effectively filled with the remaining space physically fragmented, held for expansion by existing customers and very expensive.(b)

We believe this imbalance of supply and demand will continue to support a favorable pricing environment for providers of data center space. Therefore, we anticipate that sufficiently capitalized operators with space and land available for redevelopment and development, as well as a proven track record and reputation for operating high-quality data center facilities, will enjoy a significant competitive advantage and be best-positioned to accommodate market demand.

Growth in Internet Traffic.  Global Internet Protocol, or IP, traffic has experienced significant growth and is expected to continue to grow exponentially. According to the Cisco Visual Networking Index, global IP traffic, including Internet, non-Internet and mobile data, is expected to quintuple from 2008 to 2013, representing a compound annual growth rate of 40%.(c) This growth is expected to be driven by a mix of consumer and business trends including increased broadband penetration, the proliferation of wireless smart phones, rich media such as video-on-demand, real time online streaming video, social networks, online gaming, mobile broadband, cloud computing and the continued trend of enterprises outsourcing their IT and storage needs. In turn, the need for additional communications and processing equipment in the form of servers, routers, storage arrays and other infrastructure to support this growth, as well as the specialized facilities to house this infrastructure will continue to grow apace. We believe the on-going growth in the amount of content and data created, exchanged and stored will continue to drive strong demand for data center space and interconnection services.

Increasing Power and Cooling Requirements.  Sufficient power availability to operate computing equipment and cooling infrastructure is one of the most significant challenges facing data centers today. As server speeds continue to increase, the power requirement and heat generated by modern servers, such as blade servers, has more than doubled since 2000. Concurrently, increased cooling requirements for these dense servers coupled with increasing memory and storage requirements are also driving power demand. Many legacy-built corporate data centers have proven unable to accommodate these increasing power and cooling requirements. According to Nemertes Research, “at the end of 2009, 28.6% of data centers between 5,000 and 50,000 square feet had insufficient power and this figure is projected to increase to 50% by 2011.”(d) The leading third-party wholesale and colocation data center companies provide high-quality, reliable facilities including power redundancy and density, cooling infrastructure, security and overall efficiency.

Trend Toward Outsourcing.  Data centers are frequently outside of the core competency of many companies and have become increasingly more complex and expensive to design, build and operate. Businesses are continuing to recognize that outsourcing could improve their cost structure, enhance their agility, lower their overall IT risk and allow them to focus on revenue generation. According to a Gartner research poll in December 2008, although 84% of company respondents primarily used their own data centers, 66% indicated that they expected to have at least 1,000 square feet of outsourced data center space within the next 24 months.(e) Third-party data center providers can offer superior infrastructure, operational expertise, redundancy, service level commitments as well as greater access to a diversity of major network carriers. The trend towards outsourcing is driven by the following primary factors:

•	Legacy Corporate Data Center Obsolescence—Data centers remain expensive to build, operate and maintain with significant upfront capital requirements. With the increasing need for higher power density, cooling infrastructure and network connectivity, companies are faced with the choice of either upgrading their existing facilities or outsourcing to a third-party data center with more advanced networking technology and a more reliable and secure infrastructure. According to Tier1 Research, the average price to construct a data center is approximately $1,300 per raised square foot.(f) By outsourcing their data center needs, enterprises that previously built and operated their own data centers are now able to convert high capital costs into lower operating costs.

•	Business Continuity And Disaster Recovery—Organizations are increasingly reliant upon information and communications technology to function properly. Business continuity concerns and disaster recover planning as prudent business practices and in response to requisite regulatory compliance (i.e. Sarbanes Oxley, Health Insurance Portability and Accountability Act), have led to an increasing amount of data storage in secure, off-site facilities with redundant systems enabling businesses to access this data at any point in time, regardless of any failures in their infrastructure. Outsourced data center providers can help enterprises stay in business and meet regulatory requirements by providing superior facilities in diverse locations, with higher uptime and enhanced controls.

•	New Technologies—The continued adoption of network-centric technologies such as cloud computing and hosted application services by enterprises are also driving outsourcing trends. These applications have significant processing and storage requirements and need adequate and redundant network connectivity and reduced latency, which is increasingly difficult for in-house data center solutions to provide.

•	Network Choice—Data center operators are in many cases able to offer increased access to interconnection opportunities providing enterprises with the flexibility to optimize their connection partners based on their individual requirements. In addition, the ability to connect with a dense network of communications service providers, online media, video and content providers and other entities, can provide enterprises with the optimum solution for their business needs, including redundant connectivity and reduced latency.

Increased Need for Interconnectivity.  Network-neutral data centers are increasingly relied upon to support global IP traffic growth, both to house the necessary equipment and infrastructure and to provide a centralized interconnection point where customers can cost-efficiently exchange traffic with each other. Data center providers with facilities housing a large number of networks where IP transit and peering between customers is a critical aspect of their business, see enhanced revenue opportunities as these customers are extremely motivated to colocate in these facilities. These types of customer requirements revolve around superior communication, access to national and international networks and networking opportunities with other customers, including:

•	Communications Service Providers — telecommunications carriers, wireless carriers and Internet service providers that enable the global movement of voice and data traffic;

•	Content Providers — Internet, cable or other media providers that create, maintain or distribute content;

•	Content Delivery Networks — providers of a network of servers delivering large amounts of data or media content; and

•	Web Hosting Providers — providers of infrastructure for making information accessible on the Internet.

These enterprises are increasingly integrating their network-based business applications into their IT environments to drive economies of scale and to achieve greater processing capabilities at lower costs. These applications can cover a host of mission-critical business processes, such as human resource and accounting functionality, sales and customer response management tools and operational efficiency databases. These network-based applications lead to increased requirements for the breadth and depth of interconnection options that are available at interconnection and colocation facilities but more difficult to obtain and manage on an in-house basis.

Types of Data Centers

Customer requirements in the data center industry fall along a continuum from smaller colocation cabinets and cage footprints to larger, dedicated wholesale space. All data center facilities, whether serving wholesale or colocation customers, require the same underlying technical infrastructure, including robust and reliable power and HVAC systems to operate and cool the equipment in the facilities, backup power sources, fire suppression systems, physical security and Internet connectivity.

Wholesale Data Centers.  Wholesale data center providers lease space in large blocks ranging from private suites up to entire buildings, with dedicated power and cooling infrastructure, under long-term leases of five to 15 years. Rental rates per square foot at wholesale data centers generally vary in accordance with the amount of electrical power requirements for such space. Key selection criteria for wholesale data center customers include the availability of low-cost electrical power, the quality of the facilities and the reputation of the data center provider. Wholesale customers typically require a minimal amount of operational support from the data center provider and include: enterprise customers who may find it more cost and time-effective to outsource their IT facility needs; colocation and managed hosting and managed services providers; and network carriers.

Carrier-Neutral Colocation.  Carrier-neutral colocation data center providers sell space on the basis of individual cabinets or cages generally through one to five year leases. In addition, these providers provide interconnection services which allow customers to access network services and exchange traffic. Key colocation data center selection criteria include the quality of the facility including the power, cooling and security infrastructure, proximity to employees and company offices, network density and reputation of the data center provider. Colocation customers typically require a greater degree of operational support inside the data center, including interconnection services, full facility maintenance and additional services such as smart and remote hands and network monitoring services. Colocation customers encompass a wide range of businesses, including: Fortune 1000 enterprises; network carriers; Internet, media and content companies; content delivery networks; providers of Internet applications, such as Software-as-a-Service and cloud computing; shared, dedicated and managed hosting providers; and small and medium businesses.

Interconnection and Exchange Services

As participants in the global economy have become increasingly dependent upon networks such as the Internet to reliably and efficiently transfer data over long distances, the need has grown for an organized approach to network interconnection that can support the continued rapid growth of IP traffic. Proximity and access to global communications networks have become increasingly important selection criteria for data center customers. Many customers not only seek space within data centers located in major metropolitan markets where global communications networks intersect, but also desire interconnection services within those data centers. Interconnection facilitates the cost efficient exchange of information between communications service providers, enterprises, online media, video and content providers and other entities either directly between two parties (cross connect) or among multiple parties (peering).

Interconnection generally provides a more cost-effective, lower latency, more rapidly deployed method of network traffic exchange than metro fiber or local loop alternatives. Parties interconnecting within a common facility can connect directly, do not require a third party to manage the interconnection once initially established and can exchange data over shorter distances with lower capital requirements. Direct connections are usually via fiber optic or Ethernet cable connected between the communications equipment of the two parties. Peering requires use of intermediate devices such as an Ethernet switch to connect one network to many other networks.

Barriers to Entry to Data Center Business

Despite the increase in demand for data center infrastructure and services, there are significant barriers to entry that we believe would make it difficult for new companies to enter this specialized market.

Significant Cost and Time to Develop Data Centers.  Data center construction requires significant time, expertise and capital, which can vary by data center design and geographic location. New data center development requires significant upfront capital expenditures, which present a significant risk for a traditional real estate developer seeking to enter the data center market on a speculative basis. Additionally, financing has been difficult to obtain in the current economic climate with only larger, well-known operators having been able to secure financing to continue their growth. Finally, data center construction requires extensive planning and adherence to local regulatory requirements including permits. Total project length for data center construction, from site selection to completion, can take anywhere from 12 to 24 months.

Strong, Established Track Record with Operational and Technical Expertise.  An increasing number of companies consider their application and Internet infrastructure equipment to be the “crown jewels” of their businesses. New entrants to the market may have difficulty creating an established brand name and reputation and enticing high value customers to entrust them with their mission-critical IT infrastructure. Most companies are less likely to enter into long-term leases with data center providers with limited track records of successfully operating large-scale facilities. We believe this represents a significant barrier to new entrants while enabling more established providers to lease up facilities more rapidly by leveraging long-standing customer relationships. Finally, due to the specialized nature of data centers, the key personnel necessary to develop and operate data centers have training that is highly sought after, which, we believe, can make it difficult for a new entrant to assemble a capable team. Some of the skill sets required include experience in commercial real estate, data center design and construction, communications and electrical and mechanical engineering.

Network Density.  Communications service providers, content providers, content delivery networks, web hosting providers and other enterprises select a data center in part based on their ability to interconnect easily with a large number of other companies within the data center and large users of telecom bandwidth, creating a network effect that deters these companies from switching data centers. The most well-known and critical points of network density have required decades to establish and to build out the necessary infrastructure. These points are extremely difficult for a new entrant to replicate, and in each metropolitan market there are typically only a few buildings that have the sufficient critical mass of multiple high-speed optical connections to major network carriers to be characterized as points of interconnection. These points of interconnection are critical to customers because they provide secure, direct access to the point at which traffic is exchanged, which can reduce their overall costs by eliminating local access charges, decreasing their points of failure and increasing their efficiency. The close proximity of numerous interconnection customers within a single facility generates network efficiencies that result in cost savings and shorter time to market.

BUSINESS AND PROPERTIES

Our Company

We are a leading owner, developer and operator of strategically located data centers in some of the largest and fastest growing data center markets in the United States, including Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago and New York City. Our premium data centers feature ample and redundant power, advanced cooling and security systems and many are points of dense network interconnection. We are able to satisfy the full spectrum of our customers’ data center requirements by providing data center space ranging in size from an entire building or large dedicated suite to a cage or cabinet. We lease our space to a broad and growing customer base ranging from enterprise customers to less space-intensive, more network-centric customers. Our operational flexibility allows us to selectively lease data center space to its highest and best use depending on customer demand, regional economies and property characteristics.

As of December 31, 2009, our property portfolio included ten operating data center facilities, one data center under construction and one development site, which collectively comprise over 2.0 million NRSF, of which approximately 1.0 million NRSF is existing data center space. These properties include 299,819 NRSF of space readily available for lease, of which 171,956 NRSF is available for lease as data center space. As of December 31, 2009, we had the ability to expand our operating data center square footage by approximately 1.0 million NRSF by redeveloping 481,885 NRSF of vacant space and developing 496,250 NRSF of new data center space on land we currently own. We expect that this redevelopment and development potential will enable us to accommodate existing and future customer demand and positions us to significantly increase our cash flows.

Our diverse customer base consists of over 600 customers, including enterprise customers, communications service providers, media and content companies, government agencies and educational institutions. We have a high level of customer retention, which we believe is due to our premium facilities and the interconnection opportunities available at many of our data centers. As of December 31, 2009, our largest customer represented approximately 5.7% of our annualized rent. During the second quarter of 2010, we expanded our relationship with Facebook, Inc. and expect that this customer will represent approximately 10% of our pro forma revenues for the year ending December 31, 2010.

Our management team has an average of more than 19 years of experience in the real estate, communications or technology industries, which includes more than 15 years of collective experience at publicly traded REITs between our chief executive officer and chief financial officer. The first data center in our portfolio was purchased in 2000 and since then we have continued to acquire, redevelop, develop and operate these types of facilities. Our data center acquisitions have been historically funded and held through real estate funds affiliated with The Carlyle Group.

Our Corporate History

The first data center in our portfolio was purchased in 2000 through an investment by a real estate fund affiliated with Carlyle. Since the acquisition of that data center, we have expanded our portfolio through additional investments by various Carlyle real estate funds or their affiliates. Although our data center portfolio has been owned by these various Carlyle real estate funds or their affiliates, all of our data centers have been operated or managed by our management team since they were initially acquired or developed.

We formed CoreSite Realty Corporation as a Maryland corporation on February 17, 2010, with perpetual existence. We elected to be treated as an S corporation for federal income tax purposes effective as of the date of our incorporation. We will terminate our S corporate status shortly before completion of this offering (ending the S corporation tax year) and intend to qualify as a REIT for federal income tax purposes commencing with our taxable year ending on December 31, 2010. Our corporate offices are located at 1050 17th Street, Suite 800, Denver, CO 80265. Our telephone number is (866) 777-2673. Our website is www.coresite.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Our Competitive Strengths

We believe the following key competitive strengths position us to efficiently scale our business, capitalize on the growing demand for data center space and interconnection services, and thereby grow our cash flow.

High Quality Data Center Portfolio.  As of December 31, 2009, our property portfolio included ten strategically located operating data center facilities, one data center under construction and one development site. Much of our data center portfolio has been recently constructed. Specifically, since January 1, 2006, we have redeveloped 528,812 NRSF into data center space, or approximately 53.5% of our current data center portfolio. Based upon our portfolio as of December 31, 2009 and including the completion of the 125,761 NRSF of data center space under construction at that time,  % of our data center portfolio will have been built since January 1, 2006. Our facilities have advanced power and cooling infrastructure with additional power capacity to support continued growth.

Expansion Capability.  By leasing readily available data center space and expanding our operating data center space, we anticipate that we will be able to meet the growing demand from our existing and prospective customers. Our data center facilities currently have 171,956 NRSF of space readily available for lease. We also have the ability to expand our operating data center square footage by approximately 1.0 million NRSF by redeveloping 481,885 NRSF of vacant space and developing 496,250 NRSF of new data centers on land that we currently own. Of this redevelopment and development space, 125,761 NRSF is currently under construction, including the development of a new 50,000 NRSF data center in Santa Clara, California, which we expect will be completed by the end of the second quarter of 2010.

Significant Network Density.  Many of our data centers are points of dense network interconnection that provide our customers with valuable networking opportunities that help us retain existing customers and attract new ones. We believe that the network connectivity at these data centers provides us with a significant competitive advantage because network-dense facilities offering high levels of connectivity typically take many years to establish. To facilitate access to these networking opportunities, we provide services enabling interconnection among our data center customers including private cross connections and publicly-switched peering services. Our private cross connection services entail installing fiber, or other connection media, between two customer spaces. Our publicly-switched peering services allow our customers to exchange digitalized information with each other by connecting to our Any2 Exchange® networking switch. Currently, we actively manage over 9,000 interconnections across our portfolio.

Facilities in Key Markets.  Our portfolio is concentrated in some of the largest and most important U.S. metropolitan markets, including five of the six North American markets identified by Tier1 Research, LLC as markets of high data center demand.(a) Our data centers are located in Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago, Boston, New York City and Miami. These locations offer access to the abundant power required to run and cool the facilities. Many of our facilities are also situated in close proximity to hundreds of businesses and corporations, which drives demand for our data center space and interconnection services. We expect to continue benefitting from this proximity as customers seek new, high-quality data center space in our markets.

Diversified Customer Base.  We have a diverse, global base of over 600 customers, which we believe is a reflection of our outstanding reputation and proven track record, as well as our customers’ trust in our ability to house their mission-critical applications and vital communications technology. As of December 31, 2009, no one customer represented more than 5.7% of our annualized rent and our top ten customers represented 33.5% of our annualized rent. Our diverse customer base spans many industries and includes:

•	Global Telecommunications Carriers, Internet Service Providers and Content Delivery Networks: AT&T Inc., British Telecom (BT Group Plc.), Akamai Technologies, Inc., CDNetworks Co. Ltd., Internap Network Services Corp., Limelight Networks Inc., China Netcom Group Corp., China Unicom (Hong Kong) Limited, France Telecom SA, Japan Telecom Co., Ltd., Korea Telecom Corporation, Singapore Telecom Ltd., Sprint Nextel Corporation, Tata Communications Ltd., Telmex U.S.A., L.L.C. and Verizon Communications Inc.

•	Enterprise Companies, Financial and Educational Institutions and Government Agencies: Computer Science Corporation, Facebook, Inc., Google Inc., Microsoft Corporation, The NASDAQ OMX Group, Inc., NYSE Euronext, the Government of the District of Columbia, Macmillan Inc. and the University of Southern California.

•	Media and Content Providers: DreamWorks Animation SKG, Inc., NBC Universal Inc., Sony Pictures Imageworks Inc. and Warner Brothers Entertainment, Inc.

Experienced Management Team.  Our management team has an average of more than 19 years of experience in the real estate, communications or technology industries, which includes more than 15 years of collective experience at publicly traded REITs between our chief executive officer and chief financial officer. Our senior management team has significant expertise in acquiring, redeveloping, developing and operating efficient data center properties and a track record of delivering customer-focused solutions. For example, we were a leader in introducing pass-through power pricing to smaller, colocation customers, enabling customers to pay only for the power they use (including an allocable share of common area power expenses) and to monitor their power usage via our MyCoreSite web-based customer portal. We believe this value-added feature reflects our customer-first approach, which has enabled us to retain existing customers and attract new ones.

Balance Sheet Positioned to Fund Continued Growth.  As of December 31, 2009, after giving effect to the Restructuring Transactions, the Financing Transactions and the use of proceeds therefrom as described more fully below, we believe that we will be conservatively capitalized with approximately $192.4 million of total long-term debt equal to approximately 20.0% of the undepreciated book value of our total assets. We will have no near-term maturities, except for a $32.0 million construction loan due in June 2011, of which $17.4 million was outstanding as of December 31, 2009. Under this construction loan, we have two one-year extension rights that, subject to satisfying certain tests, we expect to be able to exercise. In addition, we expect to have $      million of cash available on our balance sheet and the ability to borrow up to an additional $      million under a new $100.0 million revolving credit facility, subject to satisfying certain financial tests. We believe this available capital will be sufficient to fund our general corporate needs, including our near-term redevelopment and development of 250,074 NRSF of new data center space.

Business and Growth Strategies

Our business objective is to continue growing our position as a leading provider of data center space in North America. The key elements of our strategy are as follows:

Increase Cash Flow of Our In-Place Data Center Space.  We actively manage and lease our properties to increase cash flow by:

•	Increasing Rents. Approximately 88% of our annualized rent as of December 31, 2009 was derived from data center leases. We believe that the average rental rate for our in-place data center leases is substantially below market and that our ability to renew these leases at market rates provides us with an opportunity to increase our cash flows. During 2009, approximately 75% of expiring data center leases were renewed and had a weighted average increased rental rate of approximately 25%. Additionally, the dollar weighted average rental rate per NRSF of our data center leases renewed in 2009 was greater than 25% of the dollar weighted average rental rate per NRSF of data center leases expiring in 2010. As a result, we believe that the average rental rate for leases that we expect to renew in 2010 will be significantly increased; however, we cannot assure you that we will achieve the same or comparable rate increases or renewals achieved in 2009.

•	Leasing up Available Space and Power. We have the ability to increase both our revenue and our revenue per square foot by leasing additional space and power to new and existing data center customers. As of December 31, 2009, substantially all of our data center facilities offered our customers the ability to increase their square footage under lease as well as the amount of power they use per square foot. In total, our existing data center facilities have 171,956 NRSF of space available for lease. We believe this space, together with available power, enables us to generate incremental revenue within our existing data center footprint without necessitating extensive capital expenditures.

Capitalize on Embedded Expansion Opportunities.  Our portfolio includes 481,885 NRSF of vacant space that can be redeveloped into data center space, of which 75,761 is currently under construction. We believe that redevelopment provides attractive risk-adjusted returns because by leveraging existing in-place infrastructure and entitlements we are typically able to deliver redevelopment space at a lower cost and faster time-to-market than ground-up development. In many cases we are able to strategically deploy capital by redeveloping space in incremental phases to meet customer demand.

In addition to our redevelopment space, as of December 31, 2009, our portfolio included a 15.75-acre property housing seven buildings in Santa Clara, California. The Coronado-Stender Business Park currently includes:

•	the Coronado-Stender Properties, a 12.6 acre development site with six buildings consisting of 179,600 NRSF of office and light-industrial operating space, portions of which generate revenue under short-term leases. We believe this development site provides us with the ability to develop up to 446,250 NRSF of additional data center space in one of the fastest growing and most important data center markets in North America; and

•	2901 Coronado, a 50,000 NRSF data center under development, which represents the first phase of our development at the Coronado-Stender Business Park. We completed a portion of 2901 Coronado in April 2010, and anticipate completing the remainder by the end of the second quarter of 2010. During March 2010, we fully leased this space to a leading online social networking company pursuant to a six-year lease.

Upon completion of the Restructuring Transactions and the Financing Transactions, we believe we will have sufficient capital to execute our redevelopment and development plans as demand dictates.

The following table summarizes the near-term future redevelopment and development plans throughout our portfolio.

	Near-Term Future Redevelopment / Development
		Estimated
	Construction	Total	Redevelopment /
Facilities	Start Date(1)	Cost ($000)	Development NRSF

One Wilshire*	—	$—	—
55 S. Market	—	—	—
900 N. Alameda	3rd Quarter of 2010	5,500	15,858
427 S. LaSalle	2nd Quarter of 2011	21,500	27,309
1656 McCarthy	1st Quarter of 2010	2,300	4,829
70 Innerbelt	1st Quarter of 2010	4,500	15,362
12100 Sunrise Valley	1st Quarter of 2011	35,700	72,269
32 Avenue of the Americas*	—	—	—
1275 K Street*	—	—	—
2115 NW 22nd Street	4th Quarter of 2010	2,500	13,447

Coronado-Stender Business Park:
Coronado-Stender Properties	4th Quarter of 2010	95,000	101,000
2901 Coronado	—	—	—

Total Facilities:		$167,000	250,074

*	Indicates properties in which we hold a leasehold interest.
(1)	Represents the actual or anticipated construction start date. While we have budgeted for this redevelopment and development, there can be no assurance that the redevelopment and/or development will take place as scheduled or on these terms.

Selectively Pursue Acquisition Opportunities in New and Existing Markets.  We intend to seek opportunities to acquire existing or potential data center space in key markets with abundant power and/or dense points of interconnection that will expand our customer base and broaden our geographic footprint. Such acquisitions may entail subsequent redevelopment or development which, in either case, often requires significant capital expenditures. We will also continue to implement our “hub-and-spoke strategy” that we have successfully deployed in our three largest markets, Los Angeles and the San Francisco Bay and Northern Virginia areas. In these markets, we have extended our data center footprint by connecting our newer facilities, the spokes, to our established data centers, our hubs, which allows our customers leasing space at the spokes to leverage the significant interconnection capabilities of our hubs.

Leverage Existing Customer Relationships and Reach New Customers.  Our strong customer and industry relationships, combined with our national footprint and sales force, afford us insight into the size, timing and location of customers’ planned growth. We have historically been successful in leveraging this market visibility to expand our footprint and customer base in existing and new markets. We intend to continue to strengthen our relationship with existing customers, including the pursuit of build-to-suit opportunities, and to expand and diversify our customer base by targeting growing enterprise customers and segments, such as healthcare, financial services, media and entertainment companies, and local, state and federal governments and agencies.

Our Portfolio

The following table provides an overview of our properties as of December 31, 2009 after giving effect to the Restructuring Transactions.

				NRSF
				Operating(1)
						Office and Light-				Redevelopment and
			Annualized	Data Center(2)		Industrial(3)		Total		Development(4)
	Metropolitan	Acquisition	Rent		Percent		Percent		Percent	Under			Total
Facilities	Area	Date(5)	($000)(6)	Total	Leased(7)	Total	Leased(7)	Total(8)	Leased(7)	Construction	Vacant	Total	Portfolio

One Wilshire*	Los Angeles	Aug. 2007	$20,672	156,521	78.8%	7,500	79.7%	164,021	78.8%	—	—	—	164,021
55 S. Market	San Francisco Bay	Feb. 2000	13,249	84,045	87.7	205,880	90.1	289,925	89.4	—	—	—	289,925
900 N. Alameda	Los Angeles	Oct. 2006	11,656	256,690	89.6	16,622	4.1	273,312	84.4	16,126	144,721	160,847	434,159
427 S. LaSalle	Chicago	Feb. 2007	6,396	129,440	69.6	45,283	100.0	174,723	77.5	—	5,309	5,309	180,032
1656 McCarthy	San Francisco Bay	Dec. 2006	6,242	71,847	88.0	—	—	71,847	88.0	—	4,829	4,829	76,676
70 Innerbelt	Boston	Apr. 2007	6,208	118,991	92.7	13,639	13.4	132,630	84.5	14,079	129,897	143,976	276,606
12100 Sunrise Valley	Northern Virginia	Dec. 2007	6,113	70,942	79.9	38,350	84.6	109,292	81.5	45,556	107,921	153,477	262,769
32 Avenue of the Americas*	New York	Jun. 2007	3,546	48,404	68.3	—	—	48,404	68.3	—	—	—	48,404
1275 K Street*	Northern Virginia	Jun. 2006	1,782	22,137	98.1	—	—	22,137	98.1	—	—	—	22,137
2115 NW 22nd Street	Miami	Jun. 2006	1,064	30,176	50.2	1,641	—	31,817	47.6	—	13,447	13,447	45,264

Coronado-Stender Business Park:
Coronado-Stender Properties	San Francisco Bay	Feb. 2007	1,036	—	—	179,600	60.7	179,600	60.7	—	—	—	179,600
2901 Coronado	San Francisco Bay	Feb. 2007	—	—	—	—	—	—	—	50,000	—	50,000	50,000

Total Facilities			$77,964	989,193	82.6%	508,515	74.9%	1,497,708	80.0%	125,761	406,124	531,885	2,029,593

*	Indicates properties in which we hold a leasehold interest.
(1)	Represents the square feet at a building under lease as specified in existing customer lease agreements plus management’s estimate of space available for lease to customers based on engineers’ drawings and other factors, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas. Total NRSF at a given facility includes the total operating NRSF and total redevelopment and development NRSF, but excludes our office space at a facility and our corporate headquarters.
(2)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as data center space. Both leased and available data center NRSF include a customer’s proportionate share of the required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(3)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as space other than data center space, which is typically space offered for office or light-industrial use.
(4)	Represents vacant space in our portfolio that requires significant capital investment in order to redevelop or develop into data center facilities. Total redevelopment and development NRSF and total operating NRSF represent the total NRSF at a given facility.
(5)	Represents the date a property was acquired by a Carlyle real estate fund or, in the case of a property under lease, the date the initial lease commenced for the property.
(6)	Represents the monthly contractual rent under existing customer leases as of December 31, 2009 multiplied by 12. This amount reflects total annualized base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes electricity use attributable to customers.
(7)	Includes customer leases in effect as of December 31, 2009. The percent leased is determined based on leased square feet as a proportion of total operating NRSF.
(8)	Represents the NRSF at an operating facility currently leased or readily available for lease. This excludes existing vacant space held for redevelopment or development.

Customer Diversification

As of December 31, 2009, our portfolio was leased to over 600 customers, many of which are nationally recognized firms. The following table sets forth information regarding the ten largest customers in our portfolio based on annualized rent as of December 31, 2009.

							Weighted
							Average
				Percentage		Percentage	Remaining
				of Total	Annualized	of	Lease
		Number of	Total Leased	Operating	Rent	Annualized	Term in
	Customer	Locations	NRSF(1)	NRSF(2)	($000)(3)	Rent(4)	Months(5)

1	General Services Administration-IRS(6)*	1	132,370	8.8%	$4,465	5.7%	29
2	Sprint Communications Corporation	4	104,857	7.0	4,107	5.3	24
3	Verizon Communications	7	74,100	4.9	3,110	4.0	61
4	Facebook, Inc.(7)	2	24,104	1.6	2,654	3.4	28
5	Tata Communications	2	52,942	3.5	2,485	3.2	26
6	Internap Network Services Corporation	5	72,107	4.8	2,213	2.8	110
7	Gov’t of District of Columbia	2	22,979	1.5	2,116	2.7	55
8	Nuance Communications	1	17,156	1.1	1,756	2.3	105
9	NBC Universal, Inc.	1	17,901	1.2	1,620	2.1	31
10	Akamai Technologies, Inc.	2	13,499	0.9	1,560	2.0	14

	Total/Weighted Average		532,015	35.3%	$26,086	33.5%	48

*	Denotes customer using space for general office purposes.
(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009. We calculate occupancy based on factors in addition to contractually leased square feet, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(2)	Represents the customer’s total leased square feet divided by the total operating NRSF in the portfolio which, as of December 31, 2009, consisted of 1,497,708 NRSF.
(3)	Represents the monthly contractual rent under existing leases as of December 31, 2009 multiplied by 12. This amount reflects total base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes electricity use attributable to a customer.
(4)	Represents the customer’s total annualized rent divided by the total annualized rent in the portfolio as of December 31, 2009, which was approximately $77,964,302.
(5)	Weighted average based on percentage of total annualized rent expiring and is as of December 31, 2009.
(6)	The data presented represents an interim lease in place that expires in May 2012. Upon expiration of the interim lease and the substantial completion of tenant improvements by us, a new lease that has been executed by both parties will commence. That lease includes 119,729 NRSF with a ten year term and a termination option at the end of year eight.
(7)	During the second quarter 2010, we expanded our relationship with Facebook, Inc. at one additional location, adding 50,000 NRSF and expect that, as a result, Facebook, Inc. will represent approximately 10% of our pro forma revenues for the year ending December 31, 2010.

Lease Distribution

The following table sets forth information relating to the distribution of leases in the properties in our portfolio, based on NRSF (excluding space held for redevelopment or development) under lease as of December 31, 2009.

			Total
Square Feet			Operating	Percentage of		Percentage of
Under	Number of	Percentage of	NRSF of	Total	Annualized	Annualized
Lease(1)	Leases(2)	All Leases	Leases(3)	Operating NRSF	Rent ($000)(4)	Rent

Available(5)	—	—%	299,819	20.0%	$—	—%
1,000 or less	853	87.0	144,170	9.5	22,595	29.0
1,001—2,000	51	5.2	76,274	5.1	8,495	10.9
2,001—5,000	48	4.9	138,538	9.3	11,585	14.9
5,001—10,000	10	1.0	70,161	4.7	4,896	6.3
10,001—25,000	10	1.0	193,982	13.0	12,706	16.3
Greater than 25,000	9	0.9	574,764	38.4	17,687	22.6

Total	981	100.0%	1,497,708	100.0%	$77,964	100.0%

(1)	Represents all leases in our portfolio, including data center, office and light-industrial leases.

(2)	Includes leases that upon expiration will be automatically renewed, primarily on a month-to-month basis. Number of leases represents each agreement with a customer; a lease agreement could include multiple spaces and a customer could have multiple leases.
(3)	Represents the square feet at a building under lease as specified in the lease agreements plus management’s estimate of space available for lease to third parties based on engineer’s drawings and other factors, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(4)	Represents the monthly contractual rent under existing leases as of December 31, 2009 multiplied by 12. This amount reflects total base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes electricity use directly attributable to a customer.
(5)	Excludes approximately 531,885 vacant NRSF held for redevelopment or development at December 31, 2009.

Lease Expirations

The following table sets forth a summary schedule of the expirations for leases in place as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010 at the properties in our portfolio. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and all early termination rights.

		Total
	Number	Operating	Percentage		Percentage	Annualized	Annualized	Annualized
	of	NRSF of	of Total	Annualized	of	Rent Per	Rent at	Rent Per
	Leases	Expiring	Operating	Rent	Annualized	Leased	Expiration	Leased NRSF at
Year of Lease Expiration	Expiring(1)	Leases	NRSF	($000)(2)	Rent	NRSF(3)	($000)(4)	Expiration(5)

Available(6)	—	299,819	20.0%	$—	—%	$—	$—	$—
2010	445	274,809	18.3	17,884	22.9	65.08	18,098	65.86
2011	241	256,928	17.2	17,255	22.1	67.16	18,268	71.10
2012(7)	151	340,987	22.8	21,318	27.3	62.52	22,719	66.63
2013	73	105,898	7.1	9,301	11.9	87.83	10,260	96.89
2014	39	47,722	3.2	4,508	5.8	94.46	5,214	109.26
2015	5	572	0.0	59	0.1	103.15	70	122.38
2016	5	20,661	1.4	1,007	1.3	48.74	1,102	53.34
2017	12	6,727	0.4	1,132	1.5	168.28	1,350	200.68
2018	4	17,268	1.2	1,771	2.3	102.56	2,498	144.66
2019-Thereafter	6	126,317	8.4	3,729	4.8	29.52	4,337	34.33

Total / Weighted Average	981	1,497,708	100.0%	$77,964	100.0%	$65.08	$83,916	$70.05

(1)	Includes leases that upon expiration will be automatically renewed, primarily on a month-to-month basis. Number of leases represents each agreement with a customer; a lease agreement could include multiple spaces and a customer could have multiple leases.
(2)	Represents the monthly contractual rent under existing leases as of December 31, 2009 multiplied by 12. This amount reflects total base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes electricity use directly attributable to a customer.
(3)	Annualized rent as defined above, divided by the square footage of leases expiring in the given year.
(4)	Represents the final contractual rent payment due under existing leases as of December 31, 2009 multiplied by 12. This amount reflects total base rent before any one-time or non-recurring rent abatements and is shown on a gross basis; thus, under a net lease, the current year operating expenses are added to contractual net rent. The addition of operating expenses excludes estimated electricity use attributable to a customer.
(5)	Annualized rent at expiration as defined above, divided by the square footage of leases expiring in the given year. This metric highlights the rent growth inherent in the existing base of lease agreements.
(6)	Excludes approximately 531,885 vacant NRSF held for redevelopment or development at December 31, 2009.
(7)	The GSA lease represents an interim lease in place that expires in May 31, 2012. Upon the expiration of the interim lease and the substantial completion of tenant improvements by us, a new lease that has been executed by both parties will commence. This lease includes 119,729 NRSF with a ten-year term and a termination option at the end of year eight.

Description of Our Portfolio

Our property portfolio includes ten operating data center facilities, one data center under construction and one development property, which collectively comprise over 2.0 million NRSF, of which approximately 1.0 million NRSF is existing data center space. These properties include 299,819 NRSF of space readily available for lease, of which 171,956 NRSF is available for lease as data center space. Our portfolio also contains 531,885 NRSF of existing space within our operating properties that we believe can be redeveloped or developed into data center space, of which 125,761 NRSF is currently under construction. Additionally, we own 12.6 acres of property in Santa Clara, California housing six buildings and currently consisting of 179,600 NRSF of office and light-industrial space. Set forth below is additional information for each of these properties as of December 31, 2009.

One Wilshire, Los Angeles, California (Via Leasehold Interest)

Our leasehold interest at One Wilshire commenced in August 2007 and comprises 172,970 total square feet, of which 164,021 NRSF is data center and ancillary support space. The remaining space consists of office space for our company’s staff and management.

One Wilshire is a 664,108 square-foot, 30-story office tower located in downtown Los Angeles, California. One Wilshire is generally recognized as one of the most important point, of interconnection in the western U.S. at which over 300 customers and voice, data and network service providers interconnect. The property is the premier communications hub connecting North America and Asia and is described in Tier1’s Internet Datacenter Supply 2010 Report as the connection hub for trans-Pacific traffic.(b) One Wilshire’s aggregation of service providers creates a powerful and cost-effective operating environment for customers to interconnect and pass traffic between their networks.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

One Wilshire	164,021	156,521	7,500	—	14	321

The following table is a summary of key terms of our leasehold interest:

Annualized
				Rent			Remaining
	Lease	Lease	Rent	Per Leased			Contractual
Total Leased	Commencement	Expiration	Expense	Square	Renewal		Value
Square Feet	Date	Date	($000)(1)	Foot	Options	Option Rent	($000)(2)

172,970	Aug. 2007	July 2017	$11,420	$67.71	3 x 5 yrs	103% of previous monthly base rent	$98,462

(1)	Represents the contractual base rent considerations paid for the year ended December 31, 2009.
(2)	Represents the remaining contractual base rent considerations owed under the lease through the initial term, from the period commencing January 1, 2010.

We have a large and diverse customer base at One Wilshire and no single customer represents more than 6.4% of our total operating NRSF at the property.

The following table sets forth the expirations for leases in place within our leasehold interest in One Wilshire as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage of	Annualized		Rent per
	Number of	NRSF of	of Facility		Facility	Rent per	Annualized	Leased
Year of Lease	Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	34,725	21.2%	$—	—%	$—	$—	$—
2010	182	57,337	35.0	7,782,718	37.6	135.74	7,871,784	137.29
2011	91	29,117	17.7	4,473,127	21.6	153.63	4,681,463	160.78
2012	64	18,405	11.2	3,787,800	18.3	205.80	4,108,879	223.25
2013	26	15,876	9.7	3,008,586	14.6	189.51	3,344,435	210.66
2014	14	4,778	2.9	852,286	4.1	178.38	974,796	204.02
2015	1	296	0.2	31,867	0.2	107.66	38,771	130.98
2016	—	—	—	—	—	—	—	—
2017	7	3,487	2.1	735,657	3.6	210.97	920,303	263.92
2018	—	—	—	—	—	—	—	—
2019-Thereafter	—	—	—	—	—	—	—	—

Total/Weighted Average	385	164,021	100.0%	$20,672,041	100.0%	$159.88	$21,940,431	$169.69

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at One Wilshire, along with total operating NRSF, as of the indicated dates:

	Facility Total
	Operating		Annualized Rent per
Date(1)	NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	164,021	78.8%	$159.88
December 31, 2008	164,021	79.7	141.22
December 31, 2007	142,769	78.7	131.82

(1)	Because our lease commenced on this property in 2007, we are unable to present information in a similar manner for years prior to 2007.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

Other than normally recurring capital expenditures to repair and maintain existing spaces, we have no plans to redevelop additional data center space at One Wilshire.

Upon completion of this offering, our leasehold interest in One Wilshire will not be encumbered by any lien security debt.

As a tenant at One Wilshire, we do not directly pay real estate taxes as these taxes are included in operating expense recoveries collected by the landlord. We do, however, pay taxes to the Los Angeles County Assessor on personal property we own at the building. For the July 1, 2009 to June 30, 2010 fiscal tax year, these taxes totaled $373,070.

55 S. Market, San Jose, California

55 S. Market is a 15-story office and telecommunications tower located in downtown San Jose, California. 55 S. Market established its position as an important communications building in the early 1990s when a predecessor to Verizon Communications installed one of the nation’s first internet network access points, or NAP, in the property known as the MAE West. Following the installation of the MAE West NAP, a large number of communications companies located within the building. Currently there are over 100 customers and voice, data and network service providers that take advantage of the dense interconnection opportunities present at the property. The aggregation of service providers at 55 S. Market creates a cost-effective operating environment for customers to interconnect and pass traffic between their networks.

An affiliate of The Carlyle Group purchased the property on February 2, 2000. Since its acquisition, Carlyle has redeveloped 49,907 NRSF of data center space and improved the power, cooling and interconnection capabilities at the property.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

55 S. Market	289,925	84,045	205,880	—	9	118

The following table summarizes information regarding the primary customers of 55 S. Market that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage
			Total	Total		of Facility	Annualized
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Rent Per
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	Leased NRSF

Federal Services(2)	May 2012	None	132,370	45.7%	$4,465,298	33.7%	$33.73
Telecommunications	May 2012	2 x 5 yrs	49,590	17.1	2,331,927	17.6	47.02

Total/Weighted Average			181,960	62.8%	$6,797,225	51.3%	$37.36

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(2)	The Federal Services lease represents an interim lease in place that expires in May 31, 2012. Upon the expiration of the interim lease and the substantial completion of tenant improvements by us, a new lease that has been executed by both parties will commence. This lease includes 119,729 NRSF with a ten-year term and a termination option at the end of year eight.

The following table sets forth the expirations for leases in place at 55 S. Market as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	30,734	10.6%	$—	—%	$—	$—	$—
2010	71	43,100	14.9	2,586,290	19.5	60.01	2,605,686	60.46
2011	30	11,968	4.1	1,452,182	11.0	121.34	1,499,484	125.29
2012	12	190,018	65.4	7,842,265	59.2	41.27	8,121,146	42.74
2013	10	5,113	1.8	596,628	4.5	116.69	667,637	130.58
2014	6	6,858	2.4	516,101	3.9	75.26	559,797	81.63
2015	2	158	0.1	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	1	1,976	0.7	255,563	1.9	129.33	255,564	129.33
2018	—	—	—	—	—	—	—	—
2019-Thereafter	——	—	—	—	—	—	—	—

Total/Weighted Average	132	289,925	100.0%	$13,249,029	100.0%	$51.12	$13,709,314	$52.89

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 55 S. Market, along with total operating NRSF, as of the indicated dates:

	Facility Total		Annualized Rent per
Date	Operating NRSF(1)	Percent Leased	Leased NRSF

December 31, 2009	289,925	89.4%	$51.12
December 31, 2008	289,925	94.0	47.50
December 31, 2007	289,925	94.1	47.24
December 31, 2006	289,925	92.0	49.27
December 31, 2005	289,925	88.3	45.64

(1)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

Other than normally recurring capital expenditures to repair and maintain existing spaces, we have no plans to redevelop additional data center space at 55 S. Market.

Upon completion of this offering, we will be the fee simple owner of 55 S. Market, which we expect will be subject to a first mortgage lien security under our new revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Terms of Our Indebtedness to be Outstanding After this Offering.”

The current real estate tax rate for 55 S. Market is $13.72 per $1,000 of assessed value. The total annual tax for the property at this rate for the July 1, 2009 to June 30, 2010 tax year is $724,746 (at a taxable assessed value of $52,822,686). There were no direct assessments imposed on 55 S. Market by Santa Clara County for the July 1, 2009 to June 30, 2010 tax year. However, in April 2010, the Santa Clara County Assessor notified our company that the Assessor used an incorrect value as the basis to calculate real estate tax each of the prior four tax years (from tax year 2006 – 2007 through tax year 2009 – 2010). The reassessment increases 55 S. Market’s assessed value by approximately $31 million in tax year 2006 – 2007, and an incremental 2% per tax year thereafter. We have yet to receive a corrected tax bill; however, we have accrued a total of $1.4 million through December 31, 2009 for the prior four tax years, and we expect to incur an additional $0.2 million in expense for the first six months of 2010. We plan to appeal the reassessment for each of the four tax years.

427 S. LaSalle, Chicago, Illinois

427 S. LaSalle is a seven-story data center and office building in downtown Chicago, Illinois. The property is desirably located directly across the street from the Chicago Stock Exchange, in close proximity to AT&T’s Tier One NAP at 10 South Canal Street and all major data centers in Chicago’s central business district, and adjacent to Chicago’s primary fiber optic backbone. A diverse mix of communications networks operate in the building, providing a cost-effective operating environment for customers to interconnect and pass traffic between their networks.

An affiliate of The Carlyle Group acquired the property in February 2007 and has since redeveloped approximately 50,000 NRSF of data center space and upgraded the property’s mechanical and electrical infrastructure.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

427 S. LaSalle	174,723	129,440	45,283	5,309	16	54

The following table summarizes information regarding the primary customers of 427 S. LaSalle that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage
			Total	Total		of Facility	Annualized
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Rent per
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	Leased NRSF

Professional Services	Apr. 2011	2 x 5 yrs	45,283	25.9%	$1,505,998	23.5%	$33.26
Telecommunications	Aug. 2013	2 x 5 yrs	22,256	12.7	907,592	14.2	40.78
Colocation(2)	Nov. 2013	1 x 5 yrs	21,698	12.4	664,610	10.4	30.63

Total/Weighted Average			89,237	51.0%	$3,078,200	48.1%	$34.49

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.
(2)	The renewal option is only representative of one of two lease agreements the customer is a party to at the facility. As such, a renewal option exists on 13,171 NRSF; the remaining NRSF is not subject to any renewal options.

The following table sets forth the expirations for leases in place at 427 S. LaSalle as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	39,354	22.5%	$—	—%	$—	$—	$—
2010	18	2,054	1.2	255,704	4.0	124.49	259,103	126.15
2011	28	56,084	32.1	2,563,842	40.2	45.71	2,660,544	47.44
2012	14	7,102	4.1	584,612	9.1	82.32	624,128	87.88
2013	9	52,702	30.2	2,264,746	35.3	42.97	2,434,492	46.19
2014	1	122	0.1	14,400	0.2	118.03	16,207	132.84
2015	—	—	—	—	—	—	—	—
2016	1	17,060	9.7	698,939	11.0	40.97	708,323	41.52
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019-Thereafter	1	245	0.1	13,800	0.2	56.33	13,800	56.33

Total/Weighted Average	72	174,723	100.0%	$6,396,043	100.0%	$47.25	$6,716,597	$49.62

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 427 S. LaSalle, along with total operating NRSF, as of the indicated dates:

	Facility Total		Annualized Rent per
Date(1)	Operating NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	174,723	77.5%	$47.25
December 31, 2008	143,986	87.5	36.40
December 31, 2007	175,348	80.6	24.12

(1)	Because neither we nor The Carlyle Group owned this property prior to 2007, we are unable to present information for years prior to 2007.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

In addition to normally recurring capital expenditures to repair and maintain existing spaces, we plan to redevelop 50,592 NRSF of office and vacant space into data center NRSF. We plan to redevelop 27,309 NRSF of the available redevelopment space into data center NRSF in the near-term at an estimated cost of $21.5 million. We anticipate that we will keep the remaining 23,283 NRSF available for potential future redevelopment. We expect the Financing Transactions to provide sufficient capital to fund our proposed near-term future redevelopment projects.

Upon completion of this offering, we will be the fee simple owner of 427 S. LaSalle and the property will not be encumbered by any lien security debt.

The current real estate tax rate for 427 S. LaSalle is $54.19 per $1,000 of assessed value. The total annual tax for the property at this rate for the 2008 tax year, paid in 2009, is $946,072 (at a taxable assessed value of $17,457,856). Real estate taxes in Cook County are charged a year in arrears. There were no direct assessments imposed on 427 S. LaSalle by Cook County for the 2010 tax year.

900 N. Alameda, Los Angeles, California

900 N. Alameda, located in Los Angeles, California comprises five stories including a basement level. Formerly known as the Los Angeles Terminal Annex Post Office, the property is listed in the National Register of Historical Places. Previously a mail distribution facility, the property was converted into a data center building in 2000 by Dallas-based Infomart.

The building is 12 blocks from our One Wilshire facility and the two are connected through multiple fiber networks, which allow the customers at 900 N. Alameda to access One Wilshire’s array of over 300 customers and network service providers and to connect to our Any2 Exchange®.

An affiliate of The Carlyle Group acquired a controlling interest in the property in October 2006 and subsequently purchased the remaining fee simple interest in December 2007. Since obtaining the controlling interest, Carlyle has redeveloped over 150,000 NRSF of data center space in the building.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

900 N. Alameda	273,312	256,690	16,622	160,847	40	69

The following table summarizes information regarding the primary customers of 900 N. Alameda that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage
			Total	Total		of Facility	Annualized
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Rent per
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	Leased NRSF

Telecommunications	Dec. 2011	2 x 5 yrs	103,606	37.9%	$3,759,833	32.3%	$36.29
Telecommunications	Jan. 2012	2 x 5 yrs	50,792	18.6	2,012,769	17.3	39.63

Total/Weighted Average			154,398	56.5%	$5,772,602	49.6%	$37.39

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the lease expirations for leases in place at 900 N. Alameda as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	42,595	15.6%	$—	—%	$—	$—	$—
2010	30	20,307	7.4	1,634,777	14.0	80.50	1,641,425	80.83
2011	26	121,320	44.4	5,665,276	48.6	46.70	5,909,190	48.71
2012	10	56,877	20.8	2,946,003	25.3	51.80	3,111,949	54.71
2013	6	5,838	2.1	618,840	5.3	106.00	685,662	117.45
2014	4	2,538	0.9	108,600	0.9	42.79	328,744	129.53
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	1	436	0.2	38,193	0.4	87.60	46,972	107.73
2018	—	—	—	—	—	—	—	—
2019-Thereafter	1	23,401	8.6	644,166	5.5	27.53	787,752	33.66

Total/Weighted Average	78	273,312	100.0%	$11,655,855	100.0%	$50.52	$12,511,694	$54.23

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 900 N. Alameda, along with total operating NRSF, as of the indicated dates:

	Facility Total		Annualized Rent per
Date(1)	Operating NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	273,312	84.4%	$50.52
December 31, 2008	255,920	84.0	41.28
December 31, 2007	240,470	84.7	31.20
December 31, 2006	213,241	83.8	28.51

(1)	Because neither we nor The Carlyle Group owned this property prior to 2006, we are unable to present information for years prior to 2006.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

In addition to normally recurring capital expenditures to repair and maintain existing spaces, we plan to redevelop 15,858 NRSF of existing vacant shell space into data center space in the near-term at an estimated cost of approximately $5.5 million. We expect the Financing Transactions to provide sufficient capital to fund our anticipated near-term redevelopment plans. In its entirety, 900 N. Alameda contains a total of 247,672 NRSF of space, consisting of 144,721 NRSF of vacant space and 102,951 NRSF of leased space, that is available for future redevelopment into data center space.

Upon completion of this offering, we will be the fee simple owner of 900 N. Alameda and the property will not be encumbered by any lien security debt.

The current real estate tax rate for 900 N. Alameda is $12.97 per $1,000 of assessed value. The total annual tax for the property at this rate for the July 1, 2009 to June 30, 2010 tax year is $499,267 (at a taxable assessed value of $38,494,799). However, it should be noted that the Los Angeles County Assessor has not issued its property value notice and supplemental tax bill subsequent to The Carlyle Group’s December 2007 acquisition. In accordance with California law, we estimate that the property value for the July 1, 2009 to June 30, 2010 tax year will be approximately $109,240,000 and that the associated real estate taxes will be approximately $1,308,000. There were no direct assessments imposed on 900 N. Alameda by Los Angeles County for the July 1, 2009 to June 30, 2010 tax year.

12100 Sunrise Valley, Reston, Virginia

12100 Sunrise Valley is a two-story data center and office facility situated on a 13.8-acre site located in Reston, Virginia. The building, formerly occupied by a prominent Internet service provider, was extensively modified for data center use in 2000.

An affiliate of The Carlyle Group purchased 12100 Sunrise Valley in December 2007 and has since improved the building and its infrastructure by adding redundant UPS systems, emergency generator capacity and additional cooling.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

12100 Sunrise Valley	109,292	70,942	38,350	153,477	20	64

The following table summarizes information regarding the primary customers of 12100 Sunrise Valley that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage
			Total	Total		of Facility	Annualized
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Rent Per
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	Leased NRSF

Engineering	Oct. 2016	1 x 5 yrs	27,384	25.1%	$577,290	9.4%	$21.08
Government	Aug. 2014	2 x 5 yrs	22,837	20.9	2,106,000	34.4	92.22

Total/Weighted Average			50,221	46.0%	$2,683,290	43.8%	$53.43

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the expirations for leases in place at 12100 Sunrise Valley as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	20,177	18.5%	$—	—%	$—	$—	$—
2010	42	7,355	6.7	704,137	11.5	95.74	700,401	95.23
2011	22	5,680	5.2	621,097	10.2	109.35	640,577	112.78
2012	18	11,247	10.3	844,549	13.8	75.09	1,106,586	98.39
2013	9	5,005	4.6	555,130	9.1	110.92	604,535	120.79
2014	9	29,260	26.8	2,535,633	41.5	86.66	2,777,077	94.91
2015	—	—	—	—	—	—	—	—
2016	2	3,184	2.9	275,570	4.5	86.55	338,592	106.34
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019-Thereafter	1	27,384	25.0	577,290	9.4	21.08	738,931	26.98

Total/Weighted Average	103	109,292	100.0%	$6,113,406	100.0%	$68.60	$6,906,699	$77.50

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 12100 Sunrise Valley, along with total operating NRSF, as of the indicated dates:

	Facility Total
	Operating		Annualized Rent per
Date(1)	NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	109,292	81.5%	$68.60
December 31, 2008	80,354	18.9	75.68

(1)	Since the property was completely vacant at purchase in December 2007, we did not present information for years prior to 2008.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

In addition to normally recurring capital expenditures to repair and maintain existing spaces, we plan to redevelop 72,269 NRSF of existing vacant shell space into data center space in the near-term at an estimated cost of $35.7 million. We expect the Financing Transactions to provide sufficient capital to fund our proposed near-term redevelopment projects. In addition, 12100 Sunrise Valley contains 35,652 NRSF available for potential future redevelopment.

Upon completion of this offering, we will be the fee simple owner of 12100 Sunrise Valley and believe the property will be encumbered by a construction loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Terms of Our Indebtedness to be Outstanding After this Offering.”

The current real estate tax rate for 12100 Sunrise Valley is $13.36 per $1,000 of assessed value. The total annual tax for the property at this rate for the 2009 tax year was $362,388 (at a taxable assessed value of $27,124,880). There were no direct assessments imposed on 12100 Sunrise Valley by Fairfax County for the 2009 tax year.

70 Innerbelt, Boston, Massachusetts

70 Innerbelt is a two-story building located in the Boston metropolitan area two miles from the city’s Central Business District. Originally constructed as a warehouse and distribution center, the property underwent significant renovations to upgrade its primary power capacity and fiber optic network connectivity in 1999. The property renovations are indicative of the transformation of Innerbelt Park from industrial warehouses to a technology business park.

An affiliate of The Carlyle Group acquired 70 Innerbelt in April 2007 and has since redeveloped 53,688 NRSF of additional data center space.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

70 Innerbelt	132,630	118,991	13,639	143,976	18	38

The following table summarizes information regarding the primary customers of 70 Innerbelt that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage	Annualized
			Total	Total		of Facility	Rent per
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Leased
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	NRSF

Managed Services Provider	June 2019	4 x 5 yrs	71,062	53.6%	$2,117,810	34.1%	$29.80
Computer Software	Sept. 2018	1 x 5 yrs	17,156	12.9	1,756,062	28.3	102.36

Total/Weighted Average			88,218	66.5%	$3,873,872	62.4%	$43.91

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the expirations for leases in place at 70 Innerbelt as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	20,517	15.5%	$—	—%	$—	$—	$—
2010	22	9,514	7.2	880,227	14.2	92.52	924,391	97.16
2011	5	1,950	1.5	242,415	3.9	124.32	274,606	140.82
2012	3	120	0.1	13,680	0.2	114.00	14,513	120.94
2013	4	4,677	3.4	443,026	7.1	94.72	512,151	109.50
2014	2	3,213	2.4	352,320	5.7	109.65	411,264	128.00
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	1	234	0.2	18,618	0.3	79.56	23,201	99.15
2018	3	17,234	13.0	1,764,192	28.4	102.37	2,489,247	144.44
2019-Thereafter	2	75,171	56.7	2,493,890	40.2	33.18	2,796,471	37.20

Total/Weighted Average	42	132,630	100.0%	$6,208,368	100.0%	$55.38	$7,445,844	$66.41

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 70 Innerbelt, along with total operating NRSF, as of the indicated dates:

	Facility Total		Annualized Rent per
Date(1)	Operating NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	132,630	84.5%	$55.38
December 31, 2008	148,104	78.8	36.89
December 31, 2007	116,262	76.5	20.55

(1)	Because neither we nor The Carlyle Group owned this property prior to 2007, we are unable to present information for years prior to 2007.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

In addition to normally recurring capital expenditures to repair and maintain existing spaces, we are currently redeveloping 14,079 NRSF into data center space for an estimated cost of $4.0 million and plan to redevelop 15,362 NRSF of office and data center common area at an estimated cost of $4.5 million. We expect the Financing Transactions to provide sufficient capital to fund our proposed near-term redevelopment projects. In addition, 70 Innerbelt contains 114,535 NRSF available for potential future redevelopment.

Upon completion of this offering, we will be the fee simple owner of 70 Innerbelt and the property will not be encumbered by any lien security debt.

The current real estate tax rate for 70 Innerbelt is $19.73 per $1,000 of assessed value. The total annual tax for the property at this rate for the 2010 tax year is $605,448 (at a taxable assessed value of $30,684,700). There were no direct assessments imposed on 70 Innerbelt by the City of Somerville for the 2010 tax year.

Coronado-Stender Business Park, Santa Clara, California

The Coronado-Stender Business Park consists of seven buildings ranging in size from 10,670 to 50,400 square feet and was purchased by an affiliate of The Carlyle Group in February 2007. The entire site comprises 15.75 acres, of which a 12.6 acre development site housing six buildings represents the Coronado-Stender Properties. The Coronado-Stender Business Park also includes 2901 Coronado, a 50,000 NRSF data center under development as of December 31, 2009. The Coronado-Stender Business Park is located in technology-rich Silicon Valley adjacent to the Central Expressway on Coronado Drive and Stender Way in Santa Clara, California.

Coronado-Stender Properties

The Coronado-Stender Properties encompass a 12.6 acre development site with six buildings consisting of 179,600 NRSF of office and light-industrial operating space, portions of which generate revenue under short-term leases. We believe this development site provides us with the ability to develop up to 446,250 NRSF of additional data center space with nearly 40 MW of available utility power in one of the fastest growing and most important data center markets in North America. We are in the process of obtaining project clearance with the City of Santa Clara to obtain a negative declaration entitling development of the Coronado-Stender Properties.

2901 Coronado

2901 Coronado is located within the Coronado-Stender Business Park in Santa Clara, California, one of the fastest growing and most important data center markets in North America. The facility was originally constructed as a light-industrial building and is currently being developed into a data center. The first phase of the development of the 50,000 NRSF at 2901 Coronado was completed in April 2010 and we anticipate completing the remainder by the end of the second quarter of 2010.

As of December 31, 2009, our Predecessor had invested $18.5 million to develop the building into a state-of-the-art data center and we expect the total cost to complete development to be $44.6 million, which we anticipate will be financed by contributions by the Carlyle affiliate to our Predecessor.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Development Facility	Operating	Center	Industrial	Development	(MW)	Customers

2901 Coronado	—	—	—	50,000	10	0

We executed a lease for 100% of this property on March 25, 2009 to a leading online social networking company with a minimum term of six years. The lease commenced as to a portion of the NRSF at the building on April 9, 2010, with the remaining portion to come under this lease prior to the end of the second quarter of 2010.

Upon completion of this offering, we will be the fee simple owner of 2901 Coronado and we expect the property will be subject to a first mortgage lien security under our new revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Terms of Our Indebtedness to be Outstanding After this Offering.”

The current real estate tax rate for the Coronado-Stender Business Park is $9.82 per $1,000 of assessed value. The total annual tax for the property at this rate for the July 1, 2009 to June 30, 2010 tax year is $358,015 (at a taxable assessed value of $36,466,020). The currently in process development of the 2901 Coronado building will cause a reassessment of the property. The actual assessed value and associated tax increase will not be determined until after construction is complete; however, real estate taxes could increase by as much as $300,000. There were no direct assessments imposed on the Coronado-Stender Business Park by Santa Clara County for the July 1, 2009 to June 30, 2010 tax year.

1275 K Street, Washington, District of Columbia (Via Leasehold Interest)

Our leasehold interest at 1275 K Street commenced in June 2006 and comprises 23,921 total square feet, of which 22,137 NRSF is data center and ancillary support space. The remaining space consists of office space for our staff and management.

1275 K Street is a 12-story Class A office and telecom building located on the northeast corner of K and 13th Streets in Washington, DC. The property is located on Franklin Square Park in the downtown business district. 1275 K Street was significantly renovated in 2001 and 2005-2007 and is adjacent to one of the Washington, DC area’s major fiber trunks.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

1275 K Street	22,137	22,137	—	—	2	52

The following table is a summary of key terms of our leasehold interest:

Annualized
	Lease	Lease	Rent	Rent per			Remaining
Total Leased	Commencement	Expiration	Expense	Leased	Renewal	Option	Contractual
Square Feet	Date	Date	($000)(1)	Square Foot	Options	Rent(2)	Value ($000)(3)

23,921	June 2006	May 2016	$1,035	$44.58	3 x 5 yrs	Greater of 103% of previous monthly base rent or 95% of FMV	$7,419

(1)	Represents the contractual base rent considerations paid for the year ended December 31, 2009.
(2)	FMV represents “fair market value.”
(3)	Represents the remaining contractual base rent considerations owed under the lease through the initial term, from the period commencing January 1, 2010.

The following table summarizes information regarding the primary customers within our leasehold interest in 1275 K Street that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage	Annualized
			Total	Total		of Facility	Rent per
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Leased
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	NRSF

Media & Entertainment	Jan. 2010	None	4,565	20.6%	$242,676	13.6%	$53.16
Web Hosting	Mar. 2010; June 2011	None	4,969	22.4	421,827	23.7	84.89
Online Gaming	Aug. 2010	None	2,763	12.5	175,493	9.8	63.52

Total/Weighted Average			12,297	55.5%	$839,996	47.1%	$68.31

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the expirations for leases in place within our leasehold interest in 1275 K Street as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	431	1.9%	$—	—%	$—	$—	$—
2010	27	10,867	49.2	763,692	42.8	70.28	758,640	69.81
2011	15	6,112	27.6	590,272	33.1	96.58	615,575	100.72
2012	11	3,717	16.8	282,585	15.9	76.03	320,107	86.12
2013	5	356	1.6	72,837	4.1	204.60	79,591	223.57
2014	2	118	0.5	14,004	0.8	118.68	16,713	141.64
2015	2	119	0.5	26,400	1.5	221.85	31,207	262.24
2016	2	417	1.9	32,674	1.8	78.35	54,957	131.79
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019-Thereafter	—	—	—	—	—	—	—	—

Total/Weighted Average	64	22,137	100.0%	$1,782,464	100.0%	$82.12	$1,876,790	$86.46

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 1275 K Street, along with total operating NRSF, as of the indicated dates:

	Facility Total
	Operating		Annualized Rent per
Date(1)	NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	22,137	98.1%	$82.12
December 31, 2008	22,137	95.8	72.71
December 31, 2007	22,137	91.7	65.66
December 31, 2006	22,137	59.8	54.36

(1)	Because our lease commenced on this property in 2006, we are unable to present information in a similar manner for years prior to 2006.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

Other than normally recurring capital expenditures to repair and maintain existing spaces, we have no plans to redevelop additional data center space at 1275 K Street.

Upon completion of this offering our leasehold interest in 1275 K Street will not be encumbered by any lien security debt.

As a tenant at 1275 K Street, we do not directly pay real estate taxes as these taxes are included in operating expense recoveries collected by the landlord.

32 Avenue of the Americas, New York, New York (Via Leasehold Interest)

Our leasehold interest at 32 Avenue of the Americas comprises 49,303 total square feet, of which 48,404 NRSF is data center and ancillary support space. The remaining consists of office space for our staff and management.

The 32 Avenue of the Americas building comprises 1.2 million NRSF of space across 27 stories and was originally designed and constructed as AT&T’s World Headquarters. Located in Manhattan and adjacent to the world’s most active financial exchanges, our 32 Avenue of the Americas data center was designed to meet the security, interconnection and power requirements of the world’s leading financial institutions. Currently, the following leading financial exchanges and trading venues are accessible within the 32 Avenue of the Americas building from our data center, some of which are our customers:

North American:	NYSE, NASDAQ, ARCA, ISE, ICE, BATS, NYFIX, Hotspot/Knight, GL, Fidessa, LAVA
European:	Euronext, Swiss Exchange, OMX Nordic Exchange, Virt-X, Equiduct, Turquoise, Chi-X
Asian/Australian:	Sydney Futures Exchange, Hong Kong Stock Exchange, Hong Kong Futures Exchange, Singapore Stock Exchange and Malaysian Stock Exchange

In addition to accessibility to financial exchanges, the building provides our customers with access to 50 other carriers and service providers. We also operate our Any2 Exchange® at this facility.

On June 30, 2007, an affiliate of The Carlyle Group leased the seventh floor of the building plus space in other areas of the building housing generators, chillers and other data center infrastructure supporting our net rentable data center on the seventh floor. At the time we leased our space, the seventh floor was in raw condition. Shortly after leasing the space, we constructed our new data center and supporting infrastructure.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

32 Avenue of the Americas	48,404	48,404	—	—	5	19

The following table is a summary of key terms of our leasehold interest:

Annualized
	Lease	Lease	Rent	Rent			Remaining
Total Leased	Commencement	Expiration	Expense	per Leased	Renewal	Option	Contractual
Square Feet	Date	Date	($000)(1)	Square Foot	Options	Rent(2)	Value ($000)(3)

49,303	June 2007	Apr. 2023	$2,376	$49.18	2 x 5 yrs	FMR	$36,522

(1)	Represents the contractual base rent considerations paid for the year ended December 31, 2009.
(2)	FMR represents “fair market rent.”
(3)	Represents the remaining contractual base rent considerations owed under the lease through the initial term, from the period commencing January 1, 2010.

The following table summarizes information regarding the primary customers within our leasehold interest in 32 Avenue of the Americas that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage
			Total	Total		of Facility	Annualized
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Rent per
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	Leased NRSF

Media & Entertainment	July 2012	1 x 1 yrs; 1 x 2 yrs	17,901	37.0%	$1,620,000	45.7%	$90.50
Web Hosting	July 2013	None	6,661	13.8	898,560	25.3	134.90

Total/Weighted Average			24,562	50.8%	$2,518,560	$71.0%	$102.54

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the expirations for leases in place within our leasehold interest in 32 Avenue of the Americas as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	15,330	31.7%	$—	—%	$—	$—	$—
2010	6	694	1.4	118,200	3.3	170.32	112,560	162.19
2011	7	5,689	11.8	589,908	16.6	103.69	880,468	154.77
2012	5	18,803	38.8	1,753,838	49.5	93.27	1,861,013	98.97
2013	1	6,660	13.8	898,560	25.3	134.92	1,010,758	151.77
2014	1	833	1.7	115,200	3.2	138.30	129,658	155.65
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	1	361	0.7	63,360	1.8	175.51	77,928	215.87
2018	1	34	0.1	6,831	0.3	200.91	8,995	264.56
2019-Thereafter	—	—	—	—	—	—	—	—

Total/Weighted Average	22	48,404	100.0%	$3,545,897	100.0%	$107.21	$4,081,380	$123.40

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 32 Avenue of the Americas, along with total operating NRSF, as of the indicated dates:

	Facility Total		Annualized
	Operating		Rent per
Date(1)	NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	48,404	68.3%	$107.21
December 31, 2008	48,404	16.4	87.16

(1)	Because the facility was not operational prior to 2008, we are unable to present information for years prior to 2008.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

Other than normally recurring capital expenditures to repair and maintain existing spaces, we have no plans to redevelop additional data center space at 32 Avenue of the Americas.

Upon completion of this offering, our leasehold interest in 32 Avenue of the Americas will not be encumbered by any lien security debt.

As a tenant at 32 Avenue of the Americas, we do not directly pay real estate taxes as these taxes are included in operating expense recoveries collected by the landlord.

1656 McCarthy, Milpitas, California

1656 McCarthy, located in Milpitas, California, was originally built as a light-industrial building and converted in 2000 to a data center facility by Verizon. The interconnection capabilities at 1656 McCarthy are supported by six diverse networks in the building plus a direct fiber connection to our 55 S. Market building. This fiber connection allows the property’s customers to access over 100 customers and network service providers at 55 S. Market through our Any2 Exchange®.

An affiliate of The Carlyle Group purchased the property in December 2006. At the time of acquisition, the property was vacant and partially built out as data center space. Following the acquisition, we completed and upgraded 71,847 NRSF of data center space.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

1656 McCarthy	71,847	71,847	—	4,829	8	33

The following table summarizes information regarding the primary customers of 1656 McCarthy that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage
			Total	Total		of Facility	Annualized
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Rent per
of Customers	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	Leased NRSF

Social Networking	Apr. 2012	2 x 1 yrs	23,995	33.4%	$2,640,000	42.3%	$110.02
Web Hosting	May 2013	None	9,532	13.3	834,600	13.4	87.55

Total/Weighted Average			33,527	46.7%	$3,474,600	55.7%	$103.64

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the expirations for leases in place at 1656 McCarthy as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	8,640	12.0%	$—	—%	$—	$—	$—
2010	23	16,689	23.2	1,478,188	23.7	88.57	1,488,740	89.20
2011	14	8,522	11.9	904,299	14.5	106.11	950,232	111.50
2012	6	28,169	39.1	2,995,939	48.0	106.36	3,183,754	113.02
2013	2	9,594	13.4	842,325	13.5	87.80	920,431	95.94
2014	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	1	233	0.4	20,935	0.3	89.85	25,741	110.48
2018	—	—	—	—	—	—	—	—
2019-Thereafter	—	—	—	—	—	—	—	—

Total/Weighted Average	46	71,847	100.0%	$6,241,686	100.0%	$98.75	$6,568,898	$103.93

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 1656 McCarthy, along with total operating NRSF, as of the indicated dates:

	Facility Total
	Operating		Annualized Rent per
Date(1)	NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	71,847	88.0%	$98.75
December 31, 2008	71,847	76.9	78.63
December 31, 2007	56,547	17.4	65.31

(1)	Because the property was purchased vacant in December 2006, we are unable to present information for years prior to 2007.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

In addition to normally recurring capital expenditures to repair and maintain existing spaces, we plan to redevelop 4,829 NRSF of existing vacant shell space into data center NRSF in the near-term at an estimated cost of $2.3 million. We expect the Financing Transactions to provide sufficient capital to fund our proposed near-term future redevelopment projects.

Upon completion of this offering, we will be the fee simple owner of 1656 McCarthy, which we expect will be subject to a first mortgage lien security under our new revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Material Terms of Our Indebtedness to be Outstanding After this Offering.”

The current real estate tax rate for 1656 McCarthy is $11.56 per $1,000 of assessed value. The total annual tax for 1656 McCarthy at this rate for the July 1, 2009 to June 30, 2010 tax year is $119,023 (at a taxable assessed value of $10,299,960). There were no direct assessments imposed on 1656 McCarthy by Santa Clara County for the 2009/2010 tax year.

2115 NW 22nd Street, Miami, Florida

2115 NW 22nd Street is a three-story data center in Miami, Florida. The property is located between Miami International Airport and the Central Business District. The building was constructed ground up in 2002 by WilTel Communications to house their mission-critical data center and switching equipment. The structure was built to withstand Category-5 hurricane winds and stands over 30 feet above sea-level, making it one of the highest points in South Florida. We currently operate two floors of completed data center space.

An affiliate of The Carlyle Group purchased the property in June 2006, and has since upgraded the property’s data center infrastructure.

The following table presents certain summary data regarding our space at the building:

NRSF
		Total	Total Office	Existing Vacant	Available
	Total	Data	& Light-	Data Center	Utility Power	Number of
Operating Facility	Operating	Center	Industrial	Redevelopment	(MW)	Customers

2115 NW 22nd Street	31,817	30,176	1,641	13,447	6	31

The following table summarizes information regarding the primary customers of 2115 NW 22nd Street that lease 10% or more of total operating NRSF as of December 31, 2009:

				Percentage
				of Facility		Percentage	Annualized
			Total	Total		of Facility	Rent per
Principal Nature of Business	Lease	Renewal	Leased	Operating	Annualized	Annualized	Leased
of Customer	Expiration	Options	NRSF(1)	NRSF	Rent	Rent	NRSF

Web Hosting	Sept. 2010	1 x 1 yrs	7,901	24.8%	$527,167	49.5%	$66.72

Total/Weighted Average			7,901	24.8%	$527,167	49.5%	$66.72

(1)	Total leased NRSF is determined based on contractually leased square feet for leases that have commenced on or before December 31, 2009, including required data center support space (such as the mechanical, telecommunications and utility rooms) and building common areas.

The following table sets forth the lease expirations for leases in place at 2115 NW 22nd Street as of December 31, 2009, plus available space, for each of the ten calendar years beginning January 1, 2010, assuming that customers exercise no renewal options and all early termination options.

								Annualized
		Operating	Percentage		Percentage	Annualized		Rent per
	Number	NRSF of	of Facility		of Facility	Rent per	Annualized	Leased
Year of Lease	of Leases	Expiring	Operating	Annualized	Annualized	Leased	Rent at	NRSF at
Expiration	Expiring	Leases	NRSF	Rent	Rent	NRSF	Expiration	Expiration

Available	—	16,676	52.4%	$—	—%	$—	$—	$—
2010	22	12,162	38.1	763,640	71.8	62.79	818,946	67.34
2011	2	986	3.1	90,558	8.5	91.84	93,634	94.96
2012	7	1,798	5.7	209,812	19.7	116.69	204,349	113.65
2013	1	78	0.2	—	—	—	—	—
2014	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019-Thereafter	1	117	0.5	—	—	—	—	—

Total/Weighted Average	33	31,817	100.0%	$1,064,010	100.0%	$70.28	$1,116,929	$73.77

The following table sets forth the percentage leased and annualized rent per leased square foot we charge our customers at 2115 NW 22nd Street, along with total operating NRSF, as of the indicated dates:

	Facility Total
	Operating		Annualized Rent per
Date(1)	NRSF(2)	Percent Leased	Leased NRSF

December 31, 2009	31,817	47.6%	$70.28
December 31, 2008	15,088	65.9	43.14
December 31, 2007	15,088	40.1	25.82
December 31, 2006	15,088	1.8	22.70

(1)	Because neither we nor The Carlyle Group owned this property prior to 2006, we are unable to present information for years prior to 2006.
(2)	The facility total operating NRSF may fluctuate as office or shell space is taken offline to convert to data center space and subsequently becomes operational again as data center space.

In addition to normally recurring capital expenditures to repair and maintain existing spaces, we plan to redevelop 13,477 NRSF of existing vacant shell space into data center NRSF in the near-term at an estimated cost of $2.5 million. We expect the Financing Transactions to provide sufficient capital to fund our proposed near-term future redevelopment projects.

Upon completion of this offering, we will be the fee simple owner of 2115 NW 22nd Street and the property will not be encumbered by any lien security debt.

The current real estate tax rate for 2115 NW 22nd Street is $15.33 per $1,000 of assessed value. The total annual tax for the property at this rate for the 2009 tax year is $89,326 (at a taxable assessed value of $5,827,212). There were no direct assessments imposed on 2115 NW 22nd Street by Miami-Dade County for the 2009 tax year.

Depreciation

Except for certain formation transactions which are taxable transactions and will result in an increase in tax basis for certain assets being fully taxable transactions and thereby resulting in a fair market value tax basis for such assets, we will use the carryover basis for determining the tax basis for the properties that will be contributed in exchange for operating partnership units. For federal income tax purposes, we intend to depreciate all of our properties over the same remaining useful lives and using the same methods previously used by the owners of the properties. Depreciation with respect to the real property components of our properties (other than land) generally will be computed using the straight-line method over a useful life of 15 to 39 years.

Our operating partnership’s tax depreciation deductions generally will be allocated among the partners in accordance with their respective interests in our operating partnership (except to the extent that the partnership is required under Section 704(c) of the Code to use a method for allocating depreciation deductions that results in us receiving a disproportionately larger share of the deductions). Because the initial basis in the properties that will be contributed in exchange for operating partnership units may be less than the fair market value of those properties on the date of contribution, our depreciation deductions may be less than they otherwise would have been if we had purchased the properties in a fully taxable transaction.

The following table sets forth for each property in our portfolio and component thereof upon which depreciation is taken, the (i) federal tax basis upon completion of this offering and the formation transactions,

(ii) rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

		Depreciable
		Federal Tax
Property	Federal Tax Basis	Basis	Rate	Method	Life Claimed

One Wilshire	35,344,966	35,344,966	2.56%	Straight Line	39 years
55 S. Market	100,584,935	80,525,338	2.56%	Straight Line	39 years
1275 K Street	1,440,234	1,440,234	2.56%	Straight Line	39 years
900 N. Alameda	104,464,190	80,971,809	2.56%	Straight Line	39 years
427 S. LaSalle	38,773,685	24,873,685	2.56%	Straight Line	39 years
2115 NW 22nd Street	13,538,464	12,796,999	2.56%	Straight Line	39 years
1656 McCarthy	24,591,381	19,505,338	2.56%	Straight Line	39 years
32 Avenue of the Americas	31,273,310	31,273,310	2.56%	Straight Line	39 years
12100 Sunrise Valley	50,072,800	41,117,490	2.56%	Straight Line	39 years
70 Innerbelt	55,961,517	49,861,517	2.56%	Straight Line	39 years
Coronado-Stender Business Park	39,101,652	16,738,999	2.56%	Straight Line	39 years

In addition, we have an aggregate of approximately $2.0 million in additional tax basis of depreciable furniture, fixtures and equipment associated with the properties in our portfolio as of December 31, 2009. Depreciation on this furniture, fixtures and equipment is computed on the straight line and double declining balance methods over the claimed life of such property, which is generally seven years.

Regulation

General

Data centers in our markets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of our properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of ADA, to the extent that such properties are “public accommodations” as defined by the ADA. Properties that are “public accommodations” as defined by the ADA must meet federal requirements related to use and access by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to those properties to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages and/or attorneys’ fees to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect. See “Risk Factors—Risks Related to the Real Estate Industry—We may incur significant costs complying with the Americans with Disabilities Act and similar laws which could harm our operating results.”

Environmental Matters

Under various laws relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property, and may be required to investigate and clean up such contamination at that property or emanating from that property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and a party may be liable for all of the cleanup costs, even when more than one person was responsible for the contamination. Previous owners used some of our properties for industrial and retail purposes, so those properties may contain some level of environmental contamination. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability or materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral.

Environmental laws also require that asbestos-containing building materials be properly managed and maintained and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Further, third parties may seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, certain of our customers, particularly those leasing light-industrial space from us, routinely handle hazardous substances and wastes as part of their operations at our properties. Environmental laws and regulations subject our customers, and potentially us, to liability resulting from these activities or from previous industrial or other uses of those properties. Environmental liabilities could also affect a customer’s ability to make rental payments to us. We require our customers to comply with these environmental laws and regulations and to indemnify us for any related liabilities.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of our owned properties in our portfolio. Each of the site assessments has been either completed or updated since 2005. Site assessments are intended to collect and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil sampling, subsurface investigations or asbestos sampling. Although prior commercial or industrial operations at some of our properties have released hazardous materials and some of our properties contain or may contain asbestos, none of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the reviews were completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability. See “Risk Factors—Risks Related to the Real Estate Industry—Environmental problems are possible and can be costly.”

Insurance

Upon completion of this offering and consummation of the Restructuring Transactions, we will carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio. We will select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our company’s management, the properties in our portfolio are currently, and upon completion of this offering will be, adequately insured. We will not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. In addition, we will carry earthquake insurance on our properties in an amount and with deductibles which we believe are commercially reasonable. Certain of the properties in our portfolio will be located in areas known to be seismically active. See “Risk Factors—Risks Related to Our Business and Operations—Potential losses to our properties may not be covered by insurance or may exceed our policy coverage limits.”

Competition

We compete with numerous developers, owners and operators of technology-related real estate and data centers, many of which own properties similar to ours in the same markets in which our properties are located, including Digital Realty Trust, Inc., Dupont Fabros Technology, Inc., 365 Main Inc., Equinix, Inc., Terremark Worldwide, Inc., Savvis, Inc. and Telx Group Inc. In addition, we may face competition from new entrants into the data center market. Some of our competitors and potential competitors may have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential customers, significantly greater financial, marketing and other resources, and access to less expensive power, all of which could allow them to respond more quickly to new or changing opportunities. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our customers, we may lose potential customers and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers’ leases expire. See “Risk Factors—Risks Related to Our Business and Operations—We face significant competition and may be unable to lease vacant space, renew existing leases or re-lease space as leases expire, which may have a material adverse effect on our business and results of operations.”

As a developer of data center space, we also compete for the services of key third-party providers of services, including engineers and contractors with expertise in the development of data centers. The competition for the services of specialized contractors and other third-party providers required for the development of data centers is intense, increasing the cost of engaging such providers and the risk of delays in completing our development projects.

In addition, we face competition from real estate developers in our sector and in other industries for the acquisition of additional properties suitable for the development of data centers. Such competition may reduce the number of properties available for acquisition, increase the price of these properties and reduce the demand for data center space in the markets we seek to serve.

Employees

As of March 31, 2010, we had 155 full-time and part-time employees of which 101 employees are salaried, and we pay the remainder on an hourly basis. None of our employees are members of labor unions.

Offices

Our corporate offices are located at 1050 17th Street, Suite 800, Denver, CO 80265. We believe that our current offices are adequate for our present and future business operations.

Legal Proceedings

In the ordinary course of our business, we are subject to claims for negligence and other claims and administrative proceedings, none of which we believe are material or would be expected to have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Upon completion of this offering, our Board of Directors will consist of seven individuals, including a majority of directors who are independent within the meaning of the NYSE listing standards. Pursuant to our charter, each of our directors will be elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.” The first annual meeting of our stockholders after this offering will be held in 2011. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our Board of Directors.

Certain information regarding our executive officers, directors and persons who have agreed to become directors upon the completion of this offering is set forth in the following table:

Name	Age	Position

Thomas M. Ray	47	President, Chief Executive Officer and Director
Deedee M. Beckman	38	Chief Financial Officer
Robert K. Rockwood	49	Senior Vice President, Acquisitions
Ari B. Brumer	38	General Counsel
David W. Dunn	30	Senior Vice President, Marketing and Business Development
Christopher M. Bair	41	Senior Vice President, Sales
Billie R. Haggard	44	Senior Vice President, Data Centers
Charles D. Price	43	Senior Vice President, Information Technology
Dominic M. Tobin	56	Senior Vice President, Operations, of CoreSite Services, Inc.
Robert M. Sistek	33	Senior Vice President, Capital Markets
Robert G. Stuckey	48	Director Nominee
Paul E. Szurek	49	Director Nominee
David A. Wilson	68	Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee

The following are biographical summaries of the experience of our executive officers, directors and director nominees.

Executive Officers and Directors

Thomas M. Ray is our President and Chief Executive Officer and a member of our company’s Board of Directors. Mr. Ray has been responsible for our company’s activities since its founding in 2001. Prior to the initial public offering of our company, Mr. Ray also served as a Managing Director of The Carlyle Group, focusing upon opportunities for the firm’s real estate funds and leading those funds’ activities in the data center sector. He brings over 20 years of experience making and managing investments and businesses throughout the U.S., Europe and Asia. Prior to joining Carlyle and our company, Mr. Ray held roles of increasing responsibility with the Security Capital Group of companies (ProLogis, CarrAmerica and predecessors to Archstone-Smith). Prior thereto he practiced real estate and transactional law. Mr. Ray received his M.B.A. from the University of Texas at Austin Graduate School of Business, where he was a Longhorn Scholar. He received a J.D. from the University of Colorado at Boulder School of Law and a B.S. in Business Administration with emphasis in Finance from the University of Denver, where he was a Hornbeck Scholar.

Deedee M. Beckman is our Chief Financial Officer. Ms. Beckman has been responsible for our company’s accounting and financial activities since becoming a member of our team in 2005, first as a contract employee, then as Senior Vice President of Finance before becoming our Chief Financial Officer in 2010. Prior to joining our company, Ms. Beckman spent ten years with ProLogis, where she held roles of increasing responsibility including Vice President and Development Controller. In addition, Ms. Beckman led the implementation of systems for North American development accounting and oversaw an annual budget of $400.0 million. Ms. Beckman also served as a lead Transactions Associate as well as a financial analyst at ProLogis. In this capacity, she completed corporate and asset acquisitions totaling $620.0 million in North America and Europe. Ms. Beckman began her career as an auditor with Ernst & Young LLP, working on corporate audits, including large and mid-cap companies in the data and communications sectors. Ms. Beckman is a Certified Public Accountant and received her B.S. in Accounting, cum laude, from the University of Southern California.

Robert K. Rockwood is our Senior Vice President of Acquisitions, responsible for our eastern region. Mr. Rockwood has been with our company since shortly after its founding in 2001. Mr. Rockwood has been involved with every aspect of our data center portfolio development and management, and has served as Chief Operating Officer, Chief Investment Officer and General Manager before assuming his current role. Before joining our company, Mr. Rockwood was the Managing Director of the Faris Group, an independent consulting company specializing in increasing the value of data centers and telecom real estate. He was also the director of business development for Broadband Office and the general manager of Transcom, a wholly owned telecommunications subsidiary of the Columbia Energy Group. Prior to entering the private sector, Mr. Rockwood was a Captain and Commander in the United States Army. Mr. Rockwood received his M.P.A. from the JFK School of Government at Harvard University, his M.S. in construction management from the University of Illinois, and B.S. from the United State Military Academy at West Point.

Ari B. Brumer is our General Counsel. Prior to joining our company in 2009, Mr. Brumer worked as a partner in the real estate group at Greenberg Glusker in Los Angeles. Prior to that he was a partner in the real estate group of Jeffer, Mangels, Butler & Marmaro, LLP, in Century City, California. Mr. Brumer’s responsibilities have spanned the breadth of commercial real estate transactions with an emphasis on acquiring, leasing, financing and disposing data center, office, industrial and retail projects. Mr. Brumer has provided counsel to our company since 2002 and has led our company’s real estate and financing efforts since that time. Mr. Brumer received his B.S. with Highest Honors from the University of Illinois and his J.D., cum laude, from Northwestern University, Order of the Coif. Mr. Brumer is certified to practice law in the states of California, Colorado and Illinois.

David W. Dunn is our Senior Vice President of Marketing and Business Development. Mr. Dunn joined our company in 2004 and has led our marketing and business development activities since 2006. Mr. Dunn has also served as our Sales Director, Real Estate Asset Manager and Senior Vice President of Sales and Marketing. Prior to joining us in March 2004, Mr. Dunn was a Senior Analyst at The Carlyle Group, where he played a role in managing several strategic projects as well as Carlyle’s data center investments. Before joining The Carlyle Group, he was an Analyst at another private equity fund, JER Partners, where he evaluated acquisition opportunities and conducted due diligence on multiple real estate property types. Mr. Dunn graduated magna cum laude from The Wharton School at the University of Pennsylvania with a B.S. in Economics.

Christopher M. Bair is our Senior Vice President of Sales. Mr. Bair brings 15 years of executive sales and management experience in the data center and information technology industries. Prior to joining our company in May 2010, Mr. Bair was Senior Vice President of Sales and Marketing at Qualifacts Systems, a software service provider of enterprise systems for healthcare providers. Mr. Bair has also held roles of increasing responsibility in sales and operations at SunGard Availability Services/Inflow, which he joined in 1999. Prior to entering the private sector Mr. Bair was a Captain and Pilot in the United States Air Force. Mr. Bair received a M.S. in Management from Embry Riddle Aeronautical University and a B.S. from the United States Air Force Academy in Colorado Springs, CO.

Billie R. Haggard is our Senior Vice President of Data Centers. In this role Mr. Haggard is responsible for the design, construction, maintenance, facilities staffing and ultimately uptime, reliability and energy efficiency of our data centers. Mr. Haggard has also served as our Vice President of Facilities. Prior to joining our company in March 2009, Mr. Haggard was the Senior Technical Manager at Switch and Data, where he oversaw all aspects of data center design and management for more than 40 data centers across North America. Prior to joining Switch and Data in 2003, Mr. Haggard held the position of Technical Manager for Lee Technologies focused upon data center and mission-critical facilities. Mr. Haggard studied Engineering at Louisiana State University and Louisiana Tech University. Additionally, Mr. Haggard held positions of increasing responsibility focused upon nuclear power technology and maintenance during his 14-year career as an officer in the United States Navy. Mr. Haggard was recognized with four Naval Achievement Medals and numerous letters of commendation stemming from his work and teachings concerning highly sensitive, mission-critical facilities.

Charles D. Price is our Senior Vice President of Information Technology. Mr. Price is responsible for our overall technology strategy as well as overseeing the development, management and security of all internal and external IT systems and applications. Mr. Price brings over 18 years of IT leadership experience. Prior to joining our company in April 2010, Mr. Price was the head of technology for TD Ameritrade Trust Company, where he was responsible for the business unit’s post-acquisition integration, technology strategy and operational efficiency. Mr. Price has also held C-level positions at Fiserv Investment Support Services, Requisite Technology, Syngistix and Net Library. Mr. Price attended the University of California at San Diego’s Computer Science and Physics programs. Additionally, Mr. Price held top security clearance and was responsible for SWAT Team operations, Special Weapons, Fire Control Radars and Advanced Missile Systems during his distinguished career in the United States Navy. Mr. Price is also a veteran of the first Gulf War.

Dominic M. Tobin is the Senior Vice President of Operations for CoreSite Services, Inc. Mr. Tobin is responsible for our company’s operations activities, including all Any2 Exchange® related initiatives. Prior to joining our company in January 2007, Mr. Tobin spent 15 combined years at First Level Technology and AT&T, where he held roles of increasing responsibility including Field Operations Director and District Manager. Mr. Tobin obtained his B.S. degree in Telecommunications Management, magna cum laude, from Golden Gate University. He also received a Network Management Certificate from U.C. Santa Cruz Extension and was a First Class Electronics Technician in the U.S. Coast Guard.

Robert M. Sistek is our Senior Vice President of Capital Markets. Mr. Sistek is responsible for structuring and executing our debt and equity capital markets transactions and oversees our treasury and investor relations functions. Prior to joining our company in 2010, Mr. Sistek was a Senior Associate with The Carlyle Group, focused on investments in the firm’s US real estate funds. Before joining The Carlyle Group in 2007, Mr. Sistek was a Vice President of DCT Industrial Trust, where he was responsible for corporate and real estate financings and the implementation of all capital markets related initiatives. Throughout his career in corporate and real estate finance, which also included roles of increasing responsibility with ProLogis and GMAC Commercial Mortgage, Mr. Sistek has been directly involved in structuring, negotiating and closing corporate and real estate financings totaling over $5 billion. Mr. Sistek received his M.B.A. from the Kellogg School of Management at Northwestern University and his B.S. in Accounting, summa cum laude, from the University of Northern Colorado. Mr. Sistek is an inactive Certified Public Accountant and a member of the AICPA.

Director Nominees

Robert G. Stuckey will serve on our board of directors upon completion of this offering. Mr. Stuckey is a Managing Director and Fund Head, US Real Estate, at The Carlyle Group. Prior to joining Carlyle Realty in 1998, Mr. Stuckey was Chief Investment Officer at CarrAmerica. Prior to that, he was Senior Vice President of ProLogis and Chief Financial Officer for Trammel Crow Company, NE. Mr. Stuckey was twice Academic All-American in football at the University of Nebraska and received an M.B.A. from Harvard University. Mr. Stuckey possesses significant experience concerning the acquisition, disposition, financing, operations and market opportunities of private and publicly traded REITs, as well as of data center properties. This experience provides us with insight into REIT and data center industry trends that affect our business.

Paul E. Szurek will serve on our board of directors upon completion of this offering. Mr. Szurek is Chief Financial Officer of Biltmore Farms, LLC, a residential and commercial real estate development and operating company. Prior to joining Biltmore Farms in 2003, Mr. Szurek served as Chief Financial Officer of Security Capital Group Incorporated, a real estate investment, development and operating company. He has also served as director to two publicly-traded real estate companies, Regency Centers and Security Capital U.S. Realty. Mr. Szurek received a J.D. with honors from Harvard Law School and a B.A. in Government, magna cum laude, from the University of Texas at Austin. Mr. Szurek possesses significant experience concerning the acquisition, disposition, financing, operations and market opportunities of private and publicly traded REITs. This experience provides us with insight into REIT-industry trends that affect our business.

David A. Wilson will serve on our board of directors upon completion of this offering. Mr. Wilson became the President and Chief Executive Officer of the Graduate Management Admission Council, or the Council, in 1995. The Council is a $100.0 million enterprise that is the owner of the Graduate Management Admission Test, the GMAT. Prior to that, he was a Managing Partner and National Director for Professional Development at Ernst & Young. From 1968 to 1978, he held faculty positions at the University of Texas at Austin, where he was awarded tenure, and at Harvard Business School. Mr. Wilson completed his undergraduate studies at Queen’s University in Canada, his MBA at the University of California, Berkeley, and his doctorate at the University of Illinois. He is a Chartered Accountant in Canada and a Certified Public Accountant in the United States. He has served on the board of directors of Laureate Education, Inc., and of Terra Industries, Inc. At Laureate, he chaired the Audit Committee and served as a member of the Nominating and Governance Committee and the Conflicts Committee. He served on the Audit Committee of Terra. He has served on the Worldwide Board of Junior Achievement, the Conseil d’Administration de la Confrérie de la Chaîne des Rôtisseurs (Paris) and The Wolf Trap Foundation. He presently serves as a member of the board of The Atlantic Council, and is a national trustee of the National Symphony Orchestra. Mr. Wilson will serve as Chairman of and the Financial Expert on our Audit Committee. Mr. Wilson brings to our Board significant industry experience in the areas of accounting policy, internal controls, and risk management.

Board of Directors

Upon completion of the offering, our Board of Directors will consist of seven directors. Our charter and bylaws provide that the number of directors constituting our Board of Directors may be increased or decreased by a majority vote of our Board of Directors subject to the following restrictions: (1) under the operating partnership agreement, for so long as the Carlyle real estate funds or their affiliates collectively own 10% or more of the outstanding common stock (assuming all operating partnership units are exchanged for common stock), the Board of Directors may not increase or decrease the number of directors unless, in the case of an increase, the number of directors that the Carlyle real estate funds and their affiliates are entitled to nominate is also increased, provided that the number of Carlyle nominees shall not exceed one-third of the entire Board and (2) the number of directors may not be decreased to fewer than the minimum number required under the MGCL.

Our bylaws require that nominees for director, whether for election by the stockholders or by the Board of Directors, shall include such number of individuals as are entitled to be nominated pursuant to the partnership agreement. The operating partnership agreement provides that for so long as the number of operating partnership units and shares of common stock held collectively by the Carlyle real estate funds or their affiliates is equal to or greater than 50% of the total number of shares of outstanding common stock (assuming all operating partnership units are exchanged for common stock), such funds of their affiliates shall have the right to nominate two directors, although such nomination will be subject to the vote of the stockholders. Such rights to nominate directors would also decrease as follows (in each case assuming all operating partnership units are exchanged for common stock):

•	if the Carlyle real estate funds or their affiliates collectively owned less than 50% but at least 10% of the outstanding common stock, then such funds or their affiliates would be entitled to nominate one director;

•	if the Carlyle real estate funds or their affiliates collectively owned less than 10% of the outstanding common stock, then such funds or their affiliates would no longer be entitled to nominate any directors.

Our charter and amended and restated bylaws that will be effective upon the completion of this offering will provide that our directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the votes entitled to be cast in an annual election of directors.

Committees of the Board of Directors

Upon the completion of this offering, our Board of Directors will appoint an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board of Directors may from time to time establish other committees to facilitate the management of our company. Each of these committees will have at least three directors and will be composed as required by the partnership agreement, and exclusively of independent directors if required by the rules, regulations and listing standards of the NYSE. The operating partnership agreement currently requires that, so long as the Carlyle real estate funds or their affiliates collectively own at least 10% of the outstanding common stock (assuming all operating partnership units are exchanged for common stock), such funds or their affiliates shall have the right to have at least one of their nominees on each committee (including the Audit Committee if the nominee is qualified as independent under the Exchange Act) other than any committee whose purpose is to evaluate or negotiate any transaction with the Carlyle real estate funds or their affiliates.

Audit Committee.  The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The audit committee will select, appoint, assist and meet with the independent auditor, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement.           has been designated as chair and           and           have been appointed as members of the audit committee.

Compensation Committee.  The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our Board of Directors regarding our compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement and publish an annual committee report for our stockholders.           has been designated as chair and           and           have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee will develop and recommend to our Board of Directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our Board of Directors, conduct candidate searches and interviews, oversee and evaluate our Board of Directors and management, evaluate from time to time the appropriate size and composition of our Board of Directors and recommend, as appropriate, increases, decreases and changes in the composition of our Board of Directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders.           has been designated as chair and           and           have been appointed as members of the nominating and corporate governance committee.

Compensation of Directors

We have not paid any cash compensation or granted any equity-based awards to any of the members of our Board of Directors. As of December 31, 2009, none of our directors held any awards in the form of or relating to our common stock. Upon completion of this offering, each of our non-employee directors will receive an annual retainer of $      for services as a director and will receive a fee of $     for each meeting attended in person and $      for each meeting attended telephonically. Directors who serve on our audit, nominating and corporate governance and/or compensation committees will receive a fee of $      for each meeting attended in person or $      for each meeting attended telephonically. Directors who serve as the

Chair of one of our committees will receive an additional annual retainer of $     . Directors who are employees of our company or our subsidiaries will not receive compensation for their services as directors.

Executive Officer Compensation

Compensation Discussion and Analysis

The following is a discussion of the compensation policies and decisions with respect to the following individuals, who are or were executive officers of our company during 2009 and are referred to as the “named executive officers” or NEOs:

•	Thomas Ray, Chief Executive Officer;

•	Deedee Beckman, Chief Financial Officer;

•	Robert Rockwood, Senior Vice President, Acquisitions;

•	David Dunn, Senior Vice President of Marketing and Business Development; and

•	Ari Brumer, General Counsel.

Compensation Objectives

Our compensation program is designed to recruit and retain as executive officers individuals with the highest capacity to develop, grow and manage our business, and to align their compensation with our short-term and long-term goals. To do this, our compensation program for executive officers is made up of the following components: (i) base salary, designed to compensate our executive officers for work performed during the fiscal year; (ii) short-term incentive programs, designed to reward our executive officers for our yearly performance and for their individual performances during the fiscal year; and (iii) equity-based awards, meant to align our executive officers’ interests with our long-term performance, under our profits interest incentive program, or PIP. For all NEOs, compensation is intended to be significantly performance-based, with a belief that compensation paid to executive officers should be closely aligned with the performance of our company on both a short-term and long-term basis, in order to create value for equityholders.

In establishing compensation for executive officers, the following summarizes our primary objectives:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure senior officer compensation is aligned with our corporate strategies and business objectives and the long-term interests of our equityholders;

•	Increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

•	Enhance the officers’ incentives to provide increased value to equityholders, as well as promote retention of key management personnel, by providing a portion of total compensation opportunities for senior management in the form of ownership in our company, historically, through awards granted under our PIP, and going forward, in the form of shares of our common stock and other equity and equity-based awards.

Our company’s overall compensation program is structured to attract, motivate and retain highly qualified executive officers by awarding compensation that is consistent with our company’s success and their contributions to that success. Our company believes compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to company performance and other factors that directly and indirectly influence equityholder value. Total compensation for our NEOs has been allocated between cash and equity compensation taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance to align the interests of management with equityholders.

Taking account of the foregoing objectives, we structure total compensation for our executives to provide a guaranteed amount of cash compensation in the form of base salaries, while also providing a meaningful amount of annual cash compensation that is at risk and dependent on our performance and the individual performance of the executives, in the form of discretionary annual bonuses. We also seek to provide a portion of total compensation in the form of equity-based awards under our PIP in order to align the interests of executives and other key employees with those of our equityholders and for retention purposes. In anticipation of our initial public offering, we intend to adopt a new equity incentive plan, which we refer to as the “2010 Equity Incentive Plan,” or the 2010 Plan, and which is discussed in more detail under “2010 Equity Incentive Plan” below.

Compensation of Our Chief Executive Officer

Prior to and throughout 2009, our Chief Executive Officer, Thomas Ray, was an employee of Carlyle and received no direct compensation from us for his services as our Chief Executive Officer. For a discussion of certain payments we have made to Carlyle in respect of compensation for our Chief Executive Officer’s services to us, refer to the discussion under “Certain Relationships and Related Party Transactions” elsewhere in this prospectus. The discussion of the compensation paid and awarded to our NEOs in this “Compensation Discussion and Analysis” relates generally to our NEOs other than our Chief Executive Officer and, except where otherwise stated, all references to our NEOs in this section refer to NEOs other than our Chief Executive Officer.

Role of the Board of Directors, the Compensation Committee and Management

Historically, from 2000 through compensation decisions made in late 2009, decisions with respect to the compensation of our NEOs other than our Chief Executive Officer were made by our Chief Executive Officer in consultation with Carlyle. In connection with our initial public offering, we expect to revise certain policies and practices with respect to executive compensation. Our Board of Directors expects to appoint a Compensation Committee to administer certain aspects of the compensation policies and programs for our executive officers and certain other employees. The Compensation Committee will be charged with, among other things, the responsibility of reviewing executive officer compensation policies and practices to ensure (i) adherence to our compensation philosophies and (ii) that the total compensation paid to our executive officers is fair, reasonable and competitive, taking into account our competitive position within our industry and our named executive officers’ level of expertise and experience in their positions.

Following our initial public offering, we expect that the Compensation Committee will be primarily responsible for, among other things, (i) determining base salary levels and target bonus levels (representing the bonus that may be awarded expressed as a percentage of base salary or as a dollar amount for the year), (ii) assessing the performance of the Chief Executive Officer and other NEOs for each applicable performance period and (iii) determining the amount of the annual cash incentive awards to be paid to our Chief Executive Officer and other NEOs for each year after taking into account any previously established target bonus levels. In addition, the Compensation Committee will be responsible for making awards, or recommendations to our Board of Directors with respect to any awards, under our new 2010 Plan.

Historically, the performance of our NEOs has been assessed, and the performance-driven aspects of our NEOs’ compensation have been determined, primarily by our Chief Executive Officer on an annual basis. Each NEO participates in an annual performance review with the Chief Executive Officer to provide input about their contributions to our company’s success for the period being assessed. Following our initial public offering, we expect that the Compensation Committee will review and consider our Chief Executive Officer’s recommendations with respect to compensation decisions for our NEOs other than himself and will make all compensation decisions with regard to our Chief Executive Officer.

Compensation Processes and Peer Group

As discussed above, we have set base salary structures, annual incentive targets and equity awards under our PIP in amounts as determined by our Chief Executive Officer, in consultation with Carlyle. In making compensation determinations, our Chief Executive Officer and Carlyle have not historically reviewed executive compensation against a specific group of comparable companies, but instead relied upon their own judgment and industry experience in making decisions with respect to total compensation and with respect to the allocation of total compensation among our three main components of compensation.

For 2009, actual pay for each NEO was determined based on the NEOs’ historical compensation levels, which have been set based on our Chief Executive Officer’s general knowledge and understanding of compensation levels for similarly situated executives in our industry, and was also driven primarily by the performance of the executive over time and on our company-wide performance. For Ms. Beckman and Mr. Brumer, both of whom joined us in 2009, compensation levels were determined by our Chief Executive Officer and Carlyle based upon their view of the compensation that was necessary to attract Ms. Beckman and Mr. Brumer to serve as our Chief Financial Officer and General Counsel, respectively, and upon individual negotiations with each.

Elements of 2009 Compensation

Base Salaries

In 2009, we sought to compensate our NEOs for their performance throughout the year with annual base salaries that were fair and competitive within our marketplace, taking into account the considerations described above under “Compensation Processes and Peer Group.” We provide base salaries to our NEOs in order to ensure the attraction, development and retention of superior talent and relative base salary levels reflecting the NEOs’ historic contributions to our performance as well as their level of responsibility within our organization and length of service with us. Going forward, we expect that base salary determinations will continue to focus on the above considerations and will also be made based upon relevant market data, including data from the Peer Group.

At the end of 2009, base salaries were reviewed to ensure continuing consistency with market levels and our level of financial performance during the previous year. We expect that future adjustments to base salaries and salary ranges will reflect average movement in the competitive market as well as individual performance. No formulaic base salary increases are provided to the NEOs.

For their contributions to us during 2009, base salaries for the NEOs were adjusted and increased based on the factors identified above as follows: Mr. Rockwood: 2.6% increase; Mr. Brumer: 2.4% (based on pro-rated compensation in 2009) increase; and Mr. Dunn: 3.2% increase. These increases took effect in early 2010. In addition, as a result of her performance in her new role as our Chief Financial Officer starting in 2010 and the substantial increase in responsibilities that accompany that role, and the increase in time she commits to our company, Ms. Beckman received a 145% salary increase, effective as of January 1, 2010, such that her new annualized base salary is $245,000.

Annual Cash Incentive Awards

As one way of accomplishing our compensation objectives, executive officers are rewarded for their contribution to our financial and operational success through the award of discretionary annual incentive cash bonuses, which have historically been determined by our Chief Executive Officer and Carlyle and which, going forward, we expect will be determined annually by the Compensation Committee. Annual incentive bonuses for each NEO have not been paid pursuant to any formal bonus plans or programs. Our Chief Executive Officer and Carlyle retain broad discretion regarding whether, and in what amounts, annual cash bonuses will be awarded.

Bonuses for our NEOs historically have not been based on a prescribed formula, but rather have been determined individually for each NEO on a subjective basis. We believe that this approach to assessing performance results in a more comprehensive evaluation for compensation decisions and following this offering, we expect that we will initially follow this approach when making annual bonus determinations. In addition to our level of achievement of our economic forecasts for the year, our Chief Executive Officer and

Carlyle have considered the following factors in determining the amount of the annual bonus to be awarded to each of our NEOs:

•	the NEO’s length of service with us;

•	the scope, level of expertise and experience required for the NEO’s position; and

•	a subjective performance evaluation, based on our Chief Executive Officer’s view of each NEO’s level of contribution toward our achievement of economic forecasts for the year.

These additional factors were selected as the most appropriate measures upon which to base the annual incentive cash bonus decisions because we believe that they help to align individual compensation with both competency and contribution.

For 2009, bonus amounts for our NEOs were determined primarily based upon our level of achievement against our economic forecast for Adjusted EBITDA for the year of $33,350,000. For this purpose Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization after making certain adjustments with respect to net straight-line rent. Based upon achieving an actual Adjusted EBITDA for the year that exceeded this forecast by approximately 3.6%, and after consideration of the additional factors described above, we determined to award the following annual incentive bonus amounts to our named executive officers for performance in 2009: Ms. Beckman: $100,000; Mr. Rockwood: $70,000; Mr. Brumer: $90,000; and Mr. Dunn: $100,000.

2009 Equity Compensation

Our PIP is an equity incentive program in which membership profits interests in a limited liability company controlled by Carlyle, each representing a percentage grant in an equity pool, were awarded to our NEOs and other employees in 2009. The participants’ membership interests represent the right to receive a percentage of the net profits generated from company investments to the extent the net profits exceed specified internal rate of return thresholds. Holders of the PIP interests are entitled to cash distributions in respect of their interests only to the extent company investments generate net profits in excess of the specified internal rate of return thresholds.

The total theoretical value of the equity pool is generally 3% of the amount by which the net profits of our investments exceed an internal rate of return threshold of 15% and 5% of the amount by which the net profits of company investments exceed an internal rate of return threshold of 20%. However, certain of our investments have been designated as having different incentive percentages and return thresholds. Cash distributions to holders of the PIP interests in respect of net profits for any given year would equal a participant’s total aggregate percentage grants in the pool multiplied by the total actual distributed value of net profits allocated to the pool.

The PIP was designed to incentivize executives and employees toward, and to reward, the sustained superior financial performance of our company and to align the interests of employees and executives with the long- term interests of equityholders. In addition, the PIP was designed to aid our company in retaining the services of key executives and employees by requiring vesting conditions on each percentage interest grant in the pool, which provide that the participant will forfeit the unvested portion of the grant upon their termination of service with us. Each individual percentage interest grant becomes vested as to 20% of the grant each year until a maximum vesting of 80% has been reached. However, for so long as participants remain employed with us, and to the extent cash distributions are made, participants would be entitled to receive cash distributions with respect to 100% of their interests, regardless of whether or not they are vested.

Prior to December 2009, our PIP was structured as an informal incentive program that provided for cash bonus payments to participants in connection with the distribution of net profits to equityholders, as determined in Carlyle’s sole and absolute discretion, with reference to the return thresholds described above. Except with respect to Mr. Rockwood as discussed below, no such cash bonus payments were made under the program in or for 2009.

In December 2009, we formalized our PIP by granting formal equity membership interests. The table below sets forth the percentage interest grants that were awarded to our NEOs in connection with the formalization of our PIP. The amounts awarded to each NEO were based on the NEOs’ participation in our prior informal incentive arrangement, as previously determined by our Chief Executive Officer and Carlyle based on each NEO’s length of service with us and on the NEO’s level of responsibility within our organization and expertise and experience in our industry.

Name	Vesting Start Date(1)		Percentage Grant

Deedee Beckman	Jun. 30, 2007		1.00%
	Jan. 31, 2009		0.40%

		Total	1.40%
Robert Rockwood	Jun. 30, 2007		2.50%
	Jan. 31, 2009		0.40%

		Total	2.90%
David Dunn	Jun. 30, 2007		2.50%
	Jan. 31, 2009		0.10%

		Total	2.60%
Ari Brumer	Feb. 23, 2009		0.70%

		Total	0.70%

(1)	Reflects the date the membership interests were deemed granted for vesting purposes. The first 20% of the individual percentage grant vests or vested on December 31 of the year of the vesting start date.

Although cash distributions under our PIP would be determined on an annual basis, the cash distributions in respect of any company investments are intended to be cross-collateralized across multiple years and are therefore subject to an escrow and clawback policy to ensure that participants do not receive and retain cash distributions in excess of the appropriate level of cumulative net profits from company investments over time. If, at any time, the cumulative amount distributed to participants exceeds the cumulative net profits, from company investments in the same group, in excess of the return thresholds multiplied by the participant’s aggregate percentage grants, our company will give notice to the participant of the amount in excess to be repaid and the participant will be required to make a capital contribution equal to the lesser of the excess and the cumulative amount distributed to such participant less applicable taxes. Our company has not previously invoked this clawback policy or required any capital contributions under it.

In addition to the awards described above, an arrangement was maintained for Mr. Rockwood with respect to one of our company’s investments pursuant to which Mr. Rockwood received cash bonus payments based on the financial performance of this investment. The payments were determined with reference to internal rate of return thresholds for this investment, based on 3% of excess profits once the investment had achieved an internal rate of return of at least 15%. In 2009, we made a cash bonus payment to Mr. Rockwood in an amount equal to $34,153 under this arrangement, which was terminated in connection with the formalization of our PIP. This arrangement and our PIP were designed and implemented based on our status as a private company. We do not expect to make additional grants under our PIP following our initial public offering. Going forward, we expect to implement revised equity and equity-based compensation programs, consisting of awards that would be granted to our NEOs and other employees under our 2010 Plan, which is described in more detail under “2010 Equity Incentive Plan” below. In connection with our initial public offering, we expect to exchange the awards under the PIP for other equity and cash interests and, in addition, participants in our PIP may receive additional awards under our 2010 Plan. The details of such exchange and additional awards have not yet been determined.

Defined Contribution Plans

We have maintained a Section 401(k) Savings/Retirement Plan, or 401(k) Plan, for eligible employees of our company and any designated affiliate, including our NEOs. The 401(k) Plan Provides our NEOs and other employees with the opportunity to save for their future retirement by deferring compensation up to IRS imposed limits. We currently make safe harbor contributions to the 401(k) Plan in an amount equal to three percent (3%) of the participant’s annual salary and subject to certain other limits. Plan participants vest immediately in the amounts contributed by us. Our employees are eligible to participate in the 401(k) Plan after six months of credited service.

Other Elements of Compensation and Perquisites

In addition to other elements of compensation, as described above, we provide the following benefits to our NEOs:

•	Medical Insurance. Our company, at its sole cost, provides to each NEO, the NEO’s spouse and children such health, dental and vision insurance programs as our company makes available to other eligible employees of our company.

•	Life and Disability Insurance. Our company provides each NEO such short-term and long-term disability and/or life insurance as our company makes available to other eligible employees of our company. Our company offers life insurance coverage equal to the annual salary of each employee.

•	Relocation Allowance. Our company from time to time provides our NEO’s and certain other employees with a relocation allowance as part of the overall compensation package intended to persuade such NEO to begin work for our company. In addition, our company may provide a NEO with a relocation allowance as part of an agreement to work in a specific company location. In 2009, we provided relocation allowances to Mr. Dunn in connection with his transfer and relocation to another company location and Mr. Brumer in connection with his relocation upon commencement of employment.

•	Parking Allowance. Our company provides each NEO with paid parking at each company location such as our company makes available to every other employee of our company.

Employment Agreements and Severance Arrangements

As of December 31, 2009, we had not entered into any employment agreements or any severance, change in control, or other similar arrangements with any of our NEOs, and we do not maintain any policies or programs that would provide our NEOs any right to payments or other benefits upon termination of employment, other than as required by law. From time to time, we have provided severance compensation to executive officers and other employees on a discretionary basis in various forms, at levels determined by our Chief Executive Officer and other managers as appropriate. However, we did not pay discretionary severance to any of our NEOs during 2009.

In connection with our initial public offering, we expect to enter into employment agreements with certain named executive officers, including our Chief Executive Officer. We expect that these employment agreements will provide for compensation and benefits consistent with our compensation philosophy described above. These agreements may also provide for severance and/or change in control payments and benefits. The terms of these employment agreements have not yet been determined.

Compensation Recovery Policy

We maintain a compensation recovery policy relating to awards under and distributions pursuant to our PIP. Under these policies, any outstanding percentage interests in the PIP, whether or not vested are subject to forfeiture upon a participant’s termination of employment for “Cause.” “Cause” is generally defined as an uncured failure of the participant to substantially perform his or her duties, a conviction or plea of guilty or no contest to certain crimes, use of illegal drugs while performing duties or on our company’s premises, or any act of fraud, embezzlement, misappropriation, willful misconduct or material breach of fiduciary duty against our company. These provisions serve to help ensure that executive officers act in the best interest of our company and its equityholders. In addition, cash distributions in respect of awards under our PIP are subject to escrow and clawback policies as described above under “2009 Equity Compensation.”

Other Compensation Components

We believe that it is important to maintain flexibility to adapt our compensation structure to properly attract, motivate, and retain the top executive talent for which we compete. In connection with our initial public offering, as we revise our compensation program, we may provide compensation components that are different from or in addition to the components described above, including benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced, comprehensive and competitive compensation structure, as deemed appropriate by the Compensation Committee.

Other Compensation Considerations

Tax Considerations

We have historically sought to compensate our NEOs and other employees in a manner that is tax efficient for both the employee and for us. Going forward, we expect to continue this approach, while maintaining flexibility with respect to the awards we may choose to grant under our compensation programs. For example, Section 162(m) of the Internal Revenue Code, which we expect will begin to impact us following our annual shareholders’ meeting in 2014, disallows a tax deduction for individual compensation exceeding $1.0 million in any taxable year for our Chief Executive Officer and each of the other NEOs (other than our Chief Financial Officer), unless compensation is performance based. We expect that, following this offering, we will seek to qualify the variable compensation paid to our NEOs for an exemption from the deductibility limitations of Section 162(m). As such, we will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m), such as when it believes that such payments are appropriate to attract and retain executive talent.

Accounting Considerations

ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans will be accounted for under ASC Topic 718. Going forward, we expect to consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

2009 Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers, other than our Chief Executive Officer for the fiscal year ended December 31, 2009.

					All Other
			Stock Awards	Bonus	Compensation	Total
Name and Principal Position	Salary ($)		($)(3)	($)(4)	($)(5)	($)

Tom Ray
Chief Executive Officer	540,000	(1)				540,000
Deedee Beckman(2)
Chief Financial Officer	79,167		88,176	100,000	34,480	301,823
Robert Rockwood
Senior Vice President, Acquisitions	195,875		182,650	104,153	7,350	490,028
David Dunn
Senior Vice President of Marketing and Business Development	152,578	(6)	163,755	100,000	12,977	429,310
Ari Brumer(7)
General Counsel	158,021		44,088	90,000	77,230	369,339

(1)	During 2009, Mr. Ray was a managing director of The Carlyle Group and received all of his compensation directly from an affiliate of Carlyle, rather than from us. For fiscal year 2009, we paid the Carlyle affiliate $575,000 as reimbursement for services rendered to us by Mr. Ray and certain other Carlyle employees. The amount shown is an estimate of the portion of this payment that is allocable to the services provided to us by Mr. Ray. For a further discussion of payments we have made to Carlyle in respect of compensation for Mr. Ray’s services to us, refer to the discussion under “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.
(2)	Prior to becoming an employee effective on March 16, 2009, Ms. Beckman served as a consultant to us. Consulting fees paid to Ms. Beckman in 2009 for her services to us are reflected in the amount shown under “All Other Compensation,” as described in note 5 below.
(3)	Amounts shown reflect an estimate of the grant date fair value of the PIP interests granted to the named executive officers in December 2009, as described under “Compensation Discussion and Analysis—Elements of 2009 Compensation—2009 Equity Compensation.” Equity awards under our PIP represent the right to receive cash distributions only to the extent our future net profits exceed certain internal rate of return thresholds and we cannot determine at this time whether or in what amount cash distributions will be made in respect of PIP awards. Cash distributions to holders of PIP interests are dependent on our future performance and the amounts shown were determined based upon an estimate of the probable outcome with respect to such performance in accordance with FASB ASC Topic 718. The amount payable in respect of PIP interests is not subject to any maximum and the value of PIP awards, assuming that the highest level of performance will be achieved, is not calculable.
(4)	Amounts shown include annual cash bonuses awarded under our annual incentive award program. In addition, for Mr. Rockwood, the amount shown also includes a cash bonus payment of $34,153 made to Mr. Rockwood under an informal arrangement that was similar to our PIP, as it existed before December 2009, as described in more detail under “Compensation Discussion and Analysis—Elements of 2009 Compensation—2009 Equity Compensation.”
(5)	Amounts shown include (i) a relocation allowance for Mr. Dunn and Mr. Brumer of $6,900 and $74,030, respectively; (ii) 401(k) contributions in the following amounts: Ms. Beckman: $2,250; Mr. Rockwood: $7,350; Mr. Dunn: $6,077; and Mr. Brumer: $3,200; and (iii) $32,230 in consulting fees paid to Ms. Beckman in 2009 prior to her becoming an employee.
(6)	The amount shown includes $2,578 in sales commissions paid to Mr. Dunn in 2009 in connection with a lease agreement we entered into with one of our customers in May 2008 and which were paid based upon our receiving payment under the contract.
(7)	Mr. Brumer joined our company on February 23, 2009.

2009 Grants of Plan Based Awards

Our NEOs received no grants of plan based awards in 2009 other than the awards received under our PIP, as described in more detail above under “2009 Equity Compensation.” The following table sets forth the percentage interest grants made to each of our NEOs in connection with the formalization of PIP in 2009.

		All Other Stock	Grant Date Fair
		Awards: Number of	Value of Stock
		Shares of Stocks or	Awards
Name and Principal Position	Date of Grant	Units	($)(1)

Deedee Beckman
Chief Financial Officer	Dec. 22, 2009	1.40%	88,176
Robert Rockwood
Senior Vice President, Acquisitions	Dec. 22, 2009	2.90%	182,650
David Dunn
Senior Vice President of Marketing and Business Development	Dec. 22, 2009	2.60%	163,755
Ari Brumer
General Counsel	Dec. 22, 2009	0.70%	44,088

(1)	Amounts shown reflect an estimate of the grant date fair value of the PIP interests granted to the named executive officers in December 2009, as described under “Compensation Discussion and Analysis—Elements of 2009 Compensation—2009 Equity Compensation.” For a further discussion related to the value of PIP awards, please refer to note 3 under “2009 Summary Compensation Table.”

Outstanding Equity Awards at December 31, 2009

The following table sets forth the portion of the percentage grants held by each of our NEOs under our PIP that were not vested as of December 31, 2009. Though awards may be unvested, participants in our PIP are deemed to be 100% vested in distributions that may occur during their period of continuous employment with us.

	Number of Shares or		Market Value of
	Units of Stock		Shares or Units of
	That Have Not		Stock That Have Not
	Vested		Vested
Name and Principal Position	(#)		($)(3)

Deedee Beckman
Chief Financial Officer	0.40	%(1)	25,193
	0.32	%(2)	20,154
Robert Rockwood
Senior Vice President, Acquisitions	1.00	%(1)	62,983
	0.32	%(2)	20,154
David Dunn
Senior Vice President of Marketing and Business Development	1.00	%(1)	62,983
	0.08	%(2)	5,039
Ari Brumer
General Counsel	0.56	%(2)	35,270

(1)	Represents awards under our PIP with a vesting start date occurring during 2007. The awards, although granted in 2009, are deemed to have vested 20% on December 31, 2007 and vest 20% on each December 31, thereafter up to a maximum of 80% vesting.
(2)	Represents awards under our PIP with a vesting start date occurring during 2009. The awards vested 20% on December 31, 2009 and vest 20% on each December 31, thereafter up to a maximum of 80% vesting.
(3)	The amounts shown represent an estimate of the fair market value of the unvested portion of each of our named executive officer’s PIP awards as of December 31, 2009. For a further discussion related to the value of PIP awards, please refer to note 3 under “2009 Summary Compensation Table.”

Awards Vested in 2009

The following table shows the percentage of each of our NEOs awards under our PIP that vested during 2009. In each case, the amount of the award that vested during 2009 is the amount of each award that was deemed vested as of the date of grant of December 31, 2009.

		Value Realized
		on Vesting
Name and Principal Position	Awards Vesting (#)	($)(1)

Deedee Beckman
Chief Financial Officer	0.68%	42,829
Robert Rockwood
Senior Vice President, Acquisitions	1.58%	99,513
David Dunn
Senior Vice President of Marketing and Business Development	1.52%	95,733
Ari Brumer
General Counsel	0.14%	8,818

(1)	The amounts shown represent an estimate of the fair market value of the portion of each named executive officer’s PIP award that was deemed vested as of the grant of such award on December 22, 2009 or which vested on December 31, 2009. For a further discussion of PIP awards, please refer to “Compensation Discussion and Analysis—Elements of 2009 Compensation—2009 Equity Compensation.” For a further discussion related to the value of PIP awards, please refer to note 3 under “2009 Summary Compensation Table.”

Pension Benefits

The named executive officers do not participate in any pension plans and received no pension benefits (other than with respect to our defined contribution 401(k) plan) during the year ended December 31, 2009.

Nonqualified Deferred Compensation

The named executive officers do not participate in any nonqualified deferred compensation plans and received no nonqualified deferred compensation during the year ended December 31, 2009.

Potential Payments Upon Termination or Change in Control

Assuming each of the NEOs had terminated employment of December 31, 2009, none of the NEOs would have been entitled to any severance or change in control benefits. For more information, refer to the discussion under “Employment Agreements and Severance Arrangements” in the Compensation Discussion and Analysis above.

2010 Equity Incentive Plan

In connection with our initial public offering, we intend to adopt a new equity incentive plan, which we refer to as the 2010 Plan, under which we expect to grant incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2010 Plan, as it is currently contemplated, are summarized below. We are still in the process of implementing the 2010 Plan and, accordingly, this summary is subject to change prior to the effectiveness of the registration statement of which this prospectus is a part.

Eligibility and Administration

Our employees and our subsidiaries’ employees, consultants and directors will be eligible to receive awards under the 2010 Plan. The 2010 Plan will generally be administered by the Compensation Committee, or the plan administrator. However, our Board of Directors determines the terms and conditions of, interprets and administers the 2010 Plan for awards granted to our non-employee directors and, with respect to these awards, the term “plan administrator” refers to our Board of Directors. As appropriate, administration of the 2010 Plan may be re-vested in our Board of Directors. In addition, for administrative convenience, our Board of Directors or the compensation committee may determine to grant to one or more members of our Board of Directors or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

Securities Subject to the 2010 Plan

We have reserved a total of           shares of our common stock for issuance pursuant to the 2010 Plan. That number may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading “— Changes in Control and Corporate Transactions.”

To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, then any unexercised shares subject to the award will be available for future grant or sale under the 2010 Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the 2010 Plan may again be optioned, granted or awarded under the 2010 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2010 Plan.

Awards

Stock Options.  The 2010 Plan provides for discretionary grants of non-qualified stock options, or NQSOs, to employees, non-employee directors and consultants. The 2010 Plan also provides for the grant of incentive stock options, or ISOs, which may only be granted to our employees and employees of our qualifying subsidiaries. Options may be granted with terms determined by the plan administrator; provided that ISOs must meet the requirements of Section 422 of the Code. The exercise price for stock options granted under the 2010 Plan is set by the plan administrator and may not be less than fair market value on the date of grant.

Stock Appreciation Rights.  The 2010 Plan provides for discretionary grants of stock appreciation rights to employees, non-employee directors and consultants. Stock appreciation rights may be granted with terms determined by the plan administrator, provided that the exercise price for stock appreciation rights may not be less than fair market value on the date of grant. The plan administrator may pay amounts owed upon exercise of a stock appreciation right in shares of common stock or cash or a combination of both, at the plan administrator’s discretion.

Other Stock Based Awards.  The 2010 Plan allows for various other awards including dividend equivalents, stock payments, restricted stock units, Long-Term Incentive Plan, or LTIP, unit awards and other incentive awards, with such terms generally as the plan administrator may determine in its discretion, provided that no dividend equivalents may be payable with respect to options or stock appreciation rights. LTIP unit awards under the 2010 Plan are substantially similar to restricted stock awards. However, an LTIP unit represents an equity interest in our operating partnership, rather than us. Initially, LTIP units will not have full parity with common units of our operating partnership with respect to liquidating distributions, but LTIP units can over time achieve full parity with common units of our operating partnership for all purposes, and therefore accrete to an economic value equivalent to one share of our common stock on a one-for-one basis. If such parity is reached, vested LTIP units may be redeemed for cash in an amount equal to the then fair market value of an equal number of shares of our common stock or converted into an equal number of shares of our common stock, as determined by us at our election. Under the 2010 Plan, each LTIP unit issued pursuant to an award shall be counted against the share reserve under the plan as one share of common stock, but only to the extent that such LTIP unit is convertible into shares of common stock, and on the same basis as the conversion ratio applicable to the LTIP unit.

Awards Generally Not Transferable

Awards under the 2010 Plan are generally not transferable during the award holder’s lifetime without the consent of the plan administrator. The plan administrator may allow an award to be transferable to certain permitted transferees for estate or tax planning purposes.

Changes in Control and Corporate Transactions

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company (such as a stock split, stock dividend, a combination or exchange of shares, merger, recapitalization, distribution of assets to stockholders (other than normal cash dividends) or any other corporate event affecting our stock or the share price of our stock) and certain other events (including a change in control, as defined in the 2010 Plan), the plan administrator may make proportionate adjustments to:

•	the aggregate number and type of shares that may be issued under the 2010 Plan;

•	the limitations on the maximum number of shares that may be subject to awards granted under the 2010 Plan to any individual in any calendar year;

•	the terms and conditions of any outstanding awards under the 2010 Plan; and

•	the grant or exercise price per share for any outstanding awards under the 2010 Plan.

Should any of the foregoing events or certain other events (including a change in control, as defined in the 2010 Plan) occur, the plan administrator is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards under the 2010 Plan. Except as may be set forth in the applicable award agreement, if a change in control occurs and the holder’s awards are not continued, converted, assumed or replaced, those awards become fully exercisable and vested. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events.

Term of the Plan; Amendment and Termination

The 2010 Plan will be in effect until the tenth anniversary of the date it is approved by our Board of Directors, unless our Board of Directors terminates the 2010 Plan at an earlier date. Our Board of Directors may terminate the 2010 Plan at any time with respect to any shares not then subject to an award under the Plan. Our Board of Directors may also modify the 2010 Plan from time to time, except that our Board of Directors may not, without prior stockholder approval, (1) amend the 2010 Plan so as to increase the number of shares of stock that may be issued under the 2010 Plan, or (2) amend the 2010 Plan in any manner which would require stockholder approval to comply with any applicable law, regulation or rule.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate our company, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity and

•	any individual who, while a director or officer and, at our request, serves or has served as a director, officer, trustee, partner, member or manager of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity,

against any claim or liability by reason of that status and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. The rights to indemnification and advance of expenses provided by our charter and bylaws vest immediately upon election of a director or officer. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company or any entity acquired by our company, or its predecessors, if any, or any partnership controlled by our company, or its predecessors, if any, in any of the capacities described above and any employee or agent of us or a predecessor of our company or acquired entity. Prior to the offering, we intend to enter into indemnification agreements with each of our executive officers and directors that will obligate us to indemnify them to the maximum extent permitted by Maryland law. A copy of the form of indemnification agreement is attached as an exhibit to the registration statement of which this prospectus forms a part.

In addition, our directors and officers are also indemnified by our operating partnership for the same or similar liabilities and expenses pursuant to the partnership agreement of CoreSite, L.P.

Code of Ethics

The Audit Committee and the Board of Directors have adopted a code of ethics (within the meaning of Item 406(b) of Regulation S-K) that applies to the Board of Directors, Chief Executive Officer, Chief Financial Officer and Controller. The Board of Directors believes that these individuals must set an exemplary standard of conduct for our company, particularly in the areas of accounting, internal accounting control, auditing and finance. The code of ethics sets forth ethical standards the designated officers must adhere to. The code of ethics has been posted to our company’s website www.coresite.com.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks and none of our employees will participate on the compensation committee.           has been designated as chair and           and           have been appointed as members of the audit committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Restructuring Transactions

Immediately prior to the completion of the initial public offering of our common stock, we will enter into a series of transactions with the Carlyle real estate funds or their affiliates to create our new organizational structure. In the Restructuring Transactions, the Carlyle real estate funds or their affiliates will contribute to our operating partnership, CoreSite, L.P., their ownership interest in entities that each, directly or indirectly, own or lease one of the properties that comprise our portfolio as well as their interest in CoreSite L.L.C., the company that manages these properties. In exchange for this contribution, our operating partnership will issue to the Carlyle real estate funds or their affiliates an aggregate of           operating partnership units which are redeemable for cash or, at our option, exchangeable into our common stock on a one-to-one basis and have a total value of $      million based upon the midpoint of the range set forth on the cover of this prospectus. Concurrently with the completion of this offering, we will purchase from the Carlyle real estate funds and their affiliates an aggregate of          of these units in exchange for $     , and we will purchase from our operating partnership an additional           units for $     . Following our purchase of these units, the Carlyle real estate funds or their affiliates will have an aggregate beneficial ownership interest in our operating partnership of approximately     %, which, if exchanged for our common stock, would represent an approximately     % interest in our common stock. In the event that the underwriters of the offering exercise their overallotment option, we will purchase from the Carlyle real estate funds or their affiliates an aggregate of           of these units in exchange for $     , and we will purchase from our operating partnership an additional           units for $     .

Pursuant to the Contribution Agreement, each of the affiliates of the Carlyle real estate funds that are contributing one or more entities to the operating partnership will make certain representations and warranties as to certain material matters related to the property being contributed by such fund such as title to any owned property, compliance with laws (including environmental laws) and the enforceability of certain material customer contracts and leases. It shall be a condition to the closing of the Restructuring Transactions that the representations and warranties are true and correct in all material respects as of the date the offering is priced. In the event that the representations and warranties are not true and correct, the party that contributed the property to which such losses relate will indemnify the operating partnership for any resulting losses. No contributor will be liable unless and until the amount of losses exceeds 1% of the value of the operating partnership units received by all of the Carlyle funds or their affiliates (based upon the initial offering price) and the liability of each contributor will be limited to 10% of the value of the operating partnership units received by such contributor (including operating partnership units purchased by us from the Carlyle real estate funds or their affiliates at closing). The representations and warranties made by the affiliates of the Carlyle real estate funds, will survive for a period of one year after the completion of the offering and in the event that we do not become aware of a breach until after the end of such period or if we otherwise fail to assert a claim prior to such date, we will have no further recourse against the contributors. Under the Contribution Agreement, we agree to pay all fees and expenses of the Carlyle funds incurred in connection with the Restructuring Transactions and the Financing Transactions, including any prepayment penalties incurred in connection with any outstanding indebtedness that is refinanced by us or any amendment fee charged in respect of any indebtedness that remains outstanding following the offering.

As a result of the Restructuring Transactions, after the completion of this offering, substantially all of our assets will be held by, and our operations conducted through, CoreSite, L.P. and its subsidiaries. We expect to qualify as a REIT for federal income tax purposes beginning with our tax year ending December 31, 2010. Substantially all of our interconnection services will be provided by CoreSite Services, Inc., our TRS, a wholly owned subsidiary of our operating partnership. We will control CoreSite, L.P. as general partner and as the owner of approximately     % of the operating partnership units. Our primary asset will be our general and limited partner interests in our operating partnership.

Other Transactions

We lease 1,515 NRSF of space at our 12100 Sunrise Valley property to an affiliate of The Carlyle Group. The lease commenced on July 1, 2008 and expires on June 30, 2013. Rental revenue was approximately $155,300 for the year ended December 31, 2009. Additionally, we sublease space in our Denver corporate headquarters from an affiliate of Carlyle. The lease commenced on April 25, 2007 and expires on October 31, 2012. Rental expense was approximately $60,300 for the year ended December 31, 2009.

Prior to or concurrently with the completion of this offering, Mr. Ray currently a managing director of Carlyle and a member of our Board of Directors, will resign from his position at Carlyle and will enter into an employment agreement with us to serve exclusively as our President and Chief Executive Officer. Historically, Mr. Ray’s compensation and the salary of his executive assistant were paid by an affiliate of Carlyle. However, we paid the affiliate of Carlyle $575,000 as partial reimbursement for the related services render to us by Mr. Ray and his executive assistant during the year ended December 31, 2009.

Affiliates of The Carlyle Group caused letters of credit to be issued by various financial institutions to guarantee lease commitments, payments to vendors and construction redevelopment at certain properties in our portfolio. Prior to or concurrently with the completion of this offering, letters of credit for four of our properties totaling $9.4 million will be cancelled and replaced by letters of credit, which we expect we will cause to be issued under our new revolving credit facility.

Statement of Policy Regarding Transactions with Related Parties

Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating potential conflicts of interest and reviewing and approving any related party transactions. See “Policies with Respect to Certain Activities—Conflict of Interest Policy.”

Registration Rights Agreement

All holders of operating partnership units will receive registration rights with respect to shares of our common stock that may be issued to them upon redemption of the operating partnership units held by them. See “Shares Eligible for Future Sale—Registration Rights Agreement” and “Description of the Partnership Agreement of CoreSite, L.P.”

Tax Protection Agreement

We have agreed with each of the Carlyle real estate funds or their affiliates which have directly or indirectly contributed their interests in the properties in our portfolio to our operating partnership that if we directly or indirectly sell, convey, transfer or otherwise dispose of all or any portion of these interests in a taxable transaction, we will make an interest-free loan to the contributors in an amount equal to the contributor’s tax liabilities, based on an assumed tax rate. Any such loan would be repayable out of the after-tax proceeds (based on an assumed tax rate) of any distribution from the operating partnership to, or any sale of operating partnership units (or common stock issued by us in exchange for such units) by, the recipient of such loan, and would be non-recourse to the borrower other than with respect to such proceeds. These tax protection provisions apply for a period expiring on the earlier of (i) the seventh anniversary of the completion of this offering and (ii) the date on which these contributors (or certain transferees) dispose in certain taxable transactions of 90% of the operating partnership units that were issued to them in connection with the contribution of these properties.

Indemnification of Officers and Directors

Effective upon completion of this offering, we will enter into an indemnification agreement with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our Board of Directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of the properties and other acquired properties and assets. We currently intend to invest primarily in technology-related real estate. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our qualification as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing technology-related and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our current portfolio consists of, and our business objectives emphasize, equity investments in technology-related real estate, we may, at the discretion of our Board of Directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, although we have not done so in the past, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our Board of Directors determines that such action would be in the best interest of our stockholders. We have agreed with the Carlyle real estate funds and their affiliates who will directly or indirectly contribute their interests in the properties in our portfolio that we will make an interest free loan to them in an amount equal to their assumed tax liabilities in the event that we sell any of the properties contributed by them within seven years of the date of the offering in certain taxable transactions, and we may agree to similar arrangements in the future with third parties who contribute properties to the operating partnership in exchange for operating partnership units. See “Certain Relationships and Related Party Transactions—Tax Protection Agreement” for a description of such arrangements. As a result of our obligations under these agreements, it may be more costly or economically disadvantageous for us to sell a property even though it may be in our company’s best interest to do so.

Financing Policies

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, nor have we adopted any policies addressing this. We are, however, subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness, including our revolving credit facility.

We anticipate that our Board of Directors will adopt a policy of limiting the amount of indebtedness we incur. Our Board of Directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. If these policies are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders. We intend to adopt a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our borrowings. This policy will govern our use of derivatives to manage the interest rates on our variable rate borrowings. We expect our policy to state that we will not use derivatives for speculative or trading purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Conflict of Interest Policy

Sale or Refinancing of Properties

Upon the sale of certain of our properties and on the repayment of indebtedness, certain holders of operating partnership units could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock and preferred stock. Consequently, holders of operating partnership units may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our Board of Directors. The limited partners of our operating partnership have agreed that in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to our operating partnership by acting in the best interests of our stockholders. See “Description of the Partnership Agreement of CoreSite, L.P.”

Policies Applicable to All Directors and Officers

We will adopt a code of ethics that prohibits conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except in compliance with the policy. Waivers of our code of ethics will be required to be disclosed in accordance with NYSE and Securities and Exchange Commission requirements. In addition, we will adopt corporate governance guidelines to assist our Board of Directors in the exercise of its responsibilities and to serve our interests and those of our stockholders. In addition, our Board of Directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts.

However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. For example, certain of the directors affiliated with the Carlyle real estate funds or their affiliates are engaged in certain real estate related businesses and these funds may invest in businesses that compete with us, including the acquisition of properties suitable for use, or currently operate, as data centers.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our Board of Directors or a committee of our Board of Directors, and our Board of Directors or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares of stock owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us as of the time it is authorized, approved or ratified.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty to our operating partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated securityholders, although our Board of Directors will have no obligation to do so.

Policies with Respect to Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of CoreSite, L.P.,” we expect, but are not obligated, to issue common stock to holders of operating partnership units upon exercise of their redemption rights. Our Board of Directors has the power, without further stockholder approval, to increase the number of authorized shares of common stock or preferred stock and issue additional shares of common stock or preferred stock, in one or more series, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Securities.” We do not intend to engage in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our Board of Directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may in the future make loans to third parties, including, without limitation, to joint ventures in which we participate.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Where You Can Find More Information.”

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Partnership

Substantially all of our assets are held by, and our operations conducted through, our operating partnership and its subsidiaries. Immediately prior to the completion of the initial public offering of our common stock, we will enter into a series of transactions with the Carlyle real estate funds or their affiliates to create our new organizational structure. In the Restructuring Transactions, the Carlyle real estate funds or their affiliates will contribute to our operating partnership, CoreSite, L.P., their ownership interest in entities that each, directly or indirectly, own or lease one of the properties that comprise our portfolio as well as their interest in CoreSite L.L.C., the company that manages these properties. In exchange for this contribution, our operating partnership will issue to the Carlyle real estate funds or their affiliates an aggregate of           operating partnership units which are redeemable for cash or, at our option, exchangeable into our common stock on a one-to-one basis and have a total value of $      million based upon the midpoint of the range set forth on the cover of this prospectus. Concurrently with the completion of this offering, we will purchase from the Carlyle real estate funds and their affiliates an aggregate of          of these units in exchange for $       , and we will purchase from our operating partnership an additional           units for $     . Following our purchase of these units, the Carlyle real estate funds or their affiliates will have an aggregate beneficial ownership interest in our operating partnership of approximately     %, which, if exchanged for our common stock, would represent an approximately     % interest in our common stock. In the event that the underwriters of the offering exercise their overallotment option, we will purchase from the Carlyle real estate funds or their affiliates an aggregate of           of these units in exchange for $     , and we will purchase from our operating partnership an additional           units for $     . Our operating partnership intends to use the cash received from our purchase of its operating partnership units to redevelop and develop additional data center space and for general corporate purposes. See “Use of Proceeds.”

Our interest in our operating partnership’s units will entitle us to share in any cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership of its units. As sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to certain limited approval and voting rights of the other limited partners described more fully below in “Description of the Partnership Agreement of CoreSite, L.P.” Our Board of Directors manages the affairs of our company by directing the affairs of our operating partnership.

Limited partners have the right, commencing on the first anniversary of the completion of this offering, to require our operating partnership to redeem part or all of their units for cash based upon the fair market value of an equivalent number of shares of our company’s common stock at the time of the redemption. Alternatively, we may elect to acquire those operating partnership units in exchange for shares of our company’s common stock. Any such exchange will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of stock rights, specified extraordinary distributions and similar events, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” With each redemption of units, we increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of CoreSite, L.P.”

The following diagram depicts our ownership structure upon completion of the concurrent offerings and acquisition of the acquisition properties. Our operating partnership owns or is under contract to acquire the various properties depicted below directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

(1)	Excludes (i) shares issuable upon exercise of the underwriters’ over-allotment option, (ii) shares available for future issuance under our 2010 Equity Incentive Plan, (iii) shares underlying outstanding options granted under our 2010 Equity Incentive Plan with a weighted average exercise price of $ per share and (iv) shares reserved for issuance with respect to operating partnership units held by limited partners expected to be outstanding subsequent to the Restructuring Transactions that may, subject to limits in the partnership agreement of our operating partnership, be redeemed for cash or, at our option, exchanged for shares of our common stock on a one-for-one basis commencing upon the first anniversary of the completion of this offering. Assuming all operating partnership units owned by the Carlyle real estate funds or their affiliates are exchanged for shares of common stock (a) our public stockholders will own % of our outstanding common stock and our company’s directors and executive officers will own % of our outstanding common stock and (b) if the underwriters exercise their overallotment option in full, our public stockholders will own % of our outstanding common stock and our company’s directors and executive officers will own % of our outstanding common stock.

(2)	Reflects the purchase by us of operating partnership units from the Carlyle real estate funds or their affiliates upon completion of this offering and the Restructuring Transactions.

Determination of the Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock will be determined in consultation with the underwriters and based on a number of factors, including our results of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution to you, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the data center industry and the economy as a whole. As a result, the initial public offering price does not necessarily bear any relationship to our book value, the fair market value of our assets or the appraised value of our properties. See “Risk Factors—Risks Related to Our Business and Operations—We have not obtained third-party appraisals to establish the amount of operating partnership units to be issued in exchange for the properties to be contributed to our operating partnership in connection with the Restructuring Transactions and the operating partnership units issued by our operating partnership in exchange for these properties may exceed their fair market values.”

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF CORESITE, L.P.

We have summarized the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of CoreSite, L.P., which we refer to as the partnership agreement. This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer to CoreSite Realty Corporation.

Management of Our Operating Partnership

Our operating partnership, CoreSite, L.P., is a Delaware limited partnership that was formed on May 4, 2010. Our company is the sole general partner of our operating partnership, and we conduct substantially all of our business in or through it. As sole general partner of our operating partnership, we exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause our operating partnership to enter into major transactions including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. We may not be removed as general partner by the limited partners. The partnership agreement restricts our ability to engage in a business combination as more fully described in “— Termination Transactions” below.

The limited partners of our operating partnership expressly acknowledge that we, as general partner of our operating partnership, are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. Neither our company nor our Board of Directors is under any obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions, except as described below. If there is a conflict between the interests of our stockholders on the one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we are the general partner of our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners may be resolved in favor of our stockholders. We are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions; provided, that we have acted in good faith and in accordance with the terms of the partnership agreement.

The partnership agreement provides that all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and that our operating partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

Except in connection with a transaction described in “— Termination Transactions” below, we, as general partner, may not voluntarily withdraw from our operating partnership, or transfer or assign all or any portion of our interest in our operating partnership, without the consent of the holders of a majority of the limited partnership interests. The limited partners have agreed not to sell, assign, encumber or otherwise dispose of their operating partnership units prior to the first anniversary of the completion of this offering, other than to us, as general partner, to immediate family members or any trust for their benefit, to affiliates of such partner (including, without limitation, any entity controlled by such partner), to a charitable entity or a trust for their benefit, or to a lending institution as collateral for a bona fide loan, subject to certain limitations. Beginning on the first anniversary of the completion of this offering, any transfer of operating partnership units by the limited partners, except to the parties specified above, will be subject to a right of first offer by us. All transfers must be made only to “accredited investors” as defined under Rule 501 of the Securities Act or otherwise in accordance with applicable securities laws.

Board of Directors

Upon completion of the offering, our Board of Directors will consist of seven directors. Our charter and bylaws provide that the number of directors constituting our Board of Directors may be increased or decreased by a majority vote of our Board of Directors subject to the following restrictions: (1) under the operating partnership agreement, for so long as the Carlyle real estate funds or their affiliates collectively own 10% or more of the outstanding common stock (assuming all operating partnership units are exchanged for common stock), the Board of Directors may not increase or decrease the number of directors unless, in the case of an increase, the number of directors that the Carlyle real estate funds and their affiliates are entitled to nominate is also increased, provided that the number of Carlyle nominees shall not exceed one-third of the entire Board, and (2) the number of directors may not be decreased to fewer than the minimum number required under the MGCL.

Our bylaws require that nominees for director, whether for election by the stockholders or by the Board of Directors, shall include such number of individuals as are entitled to be nominated pursuant to the partnership agreement. The operating partnership agreement provides that for so long as the number of operating partnership units and shares of common stock held collectively by the Carlyle real estate funds or their affiliates is equal to or greater than 50% of the total number of shares of outstanding common stock (assuming all operating partnership units are exchanged for common stock), such funds of their affiliates shall have the right to nominate two directors, although such nomination will be subject to the vote of the stockholders. Such rights to nominate directors would also decrease as follows (in each case assuming all operating partnership units are exchanged for common stock):

•	if the Carlyle real estate funds or their affiliates collectively owned less than 50% but at least 10% of the outstanding common stock, then such funds or their affiliates would be entitled to nominate one director;

•	if the Carlyle real estate funds or their affiliates collectively owned less than 10% of the outstanding common stock, then such funds or their affiliates would no longer be entitled to nominate any directors.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by the limited partners owning at least 50% of the operating partnership units held by the limited partners.

Generally, the partnership agreement may not be amended, modified or terminated without the approval of the general partner and limited partners holding a majority of all outstanding operating partnership units held by the limited partners (other than, in each case, operating partnership units owned directly or indirectly by us). As general partner, we have the power to unilaterally make certain amendments to the partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

•	reflect the issuance of additional operating partnership units or the admission, substitution, termination or withdrawal of limited partners in accordance with the terms of the partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	set forth or amend the designations, rights, preferences, privileges and other terms and conditions of any new class of partnership interest permitted to be issued under the partnership agreement;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us, as general partner, to maintain our status as a REIT; or

•	modify the manner in which capital accounts are computed or net income or net loss are allocated.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights or alter the protections of the limited partners in connection with termination transactions described below must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the operating partnership units held by limited partners (other than operating partnership units owned directly or indirectly by us), we, as general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any liability not contemplated in the limited partnership agreement;

•	enter into any contract, mortgage loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of a limited partner to exercise its redemption/exchange rights explained below;

•	enter into or conduct any business other than in connection with our role as general partner of the operating partnership and our operation as a REIT;

•	acquire an interest in real or personal property other than through our operating partnership;

•	withdraw from the operating partnership or transfer any portion of our general partnership interest; or

•	be relieved of our obligations under the partnership agreement following any permitted transfer of our general partnership interest.

Distributions to Unitholders

The partnership agreement provides that holders of operating partnership units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with the number of operating partnership units held by each of them and by us (subject to the rights, preferences and privileges of the holders of any class of preferred partnership interests that may be authorized and issued after the offering).

Redemption/Exchange Rights

Limited partners have the right, commencing on the first anniversary of the completion of this offering, to require our operating partnership to redeem part or all of their operating partnership units for cash based upon the fair market value of an equivalent number of shares of our company’s common stock at the time of the redemption. Alternatively, we may elect to acquire those operating partnership units in exchange for shares of our company’s common stock. Any such exchange will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of stock rights, specified extraordinary distributions and similar events. We presently anticipate that we will elect to issue shares of our company’s common stock in exchange for operating partnership units in connection with each redemption request, rather than having our operating partnership redeem the operating partnership units for cash. With each redemption or exchange, we increase our company’s percentage ownership interest in our operating partnership. Commencing on the first anniversary of the completion of this offering, limited partners who hold operating partnership units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our company’s ownership limits, or any other limit as provided in our charter or as otherwise determined by our

Board of Directors as described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.”

In addition, if the number of operating partnership units delivered by a limited partner for redemption, together with other shares of our common stock owned or attributed to that limited partner, exceeds 9.8% of our outstanding common stock (in value or number, whichever is more restrictive) and $      million in gross value (based on our operating partnership unit having a value equal to the trailing ten-day daily price of our common stock) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may also elect to redeem the operating partnership units with the proceeds from a public offering or private placement of our common stock. In the event we elect this option, we may require the other limited partners to also elect whether or not to participate. If we do so, any limited partner who does not elect to participate will not be permitted to redeem operating partnership units for the subsequent 12 months, subject to limited exceptions. Participating limited partners will receive on the redemption date the lesser of the cash our operating partnership would otherwise be required to pay for such operating partnership units or the net proceeds per share in the public offering, but will have a limited opportunity to withdraw their operating partnership units from the redemption immediately prior to the pricing of the public offering.

Issuance of Additional Securities

As sole general partner, we have the ability to cause the operating partnership to issue additional operating partnership units representing general and limited partnership interests in one or more classes and series of any such class. These additional operating partnership units may include preferred limited partnership units. In addition, we may issue additional shares of our common stock or convertible securities, but only if we cause our operating partnership to issue to us partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having designations, preferences and other rights, so that the economic interests of our operating partnership’s interests issued are substantially similar to the economic interests of the securities that we have issued.

Capital Contributions

The partnership agreement provides that we, as general partner, may determine that, subsequent to the completion of this offering, our operating partnership requires additional funds for the acquisition of additional properties or for other purposes. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of our shares of stock as additional capital to our operating partnership.

The partnership agreement provides that we may make additional capital contributions, including properties, to our operating partnership in exchange for additional operating partnership units. If we contribute additional capital and receive additional partnership interests for the capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of our operating partnership at the time of the contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital and receive additional partnership interests for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the operating partnership or the issuance or sale of any operating partnership units or other partnership interests.

Our operating partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests that our wholly owned subsidiaries own.

Tax Matters

We are the tax matters partner of our operating partnership and, as such, we have authority to make tax elections under the Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

The net income of our operating partnership will generally be allocated to us as general partner and the limited partners in accordance with our respective percentage interests in the operating partnership units issued by our operating partnership. Net loss will generally be allocated to us, as general partner, and the limited partners in accordance with our respective percentage interests in our operating partnership until the limited partner’s capital is reduced to zero and any remaining net loss would be allocated to us. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations. See “Federal Income Tax Considerations—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

In addition, we may from time to time issue long-term incentive units to persons who provide services to our operating partnership for such consideration or for no consideration as we may determine to be appropriate, and admit such persons as limited partners of our operating partnership. The long-term incentive units are similar to our common units in many respects and rank pari passu with our common units as to the payment of regular and special periodic or other distributions except liquidating distributions. The long-term incentive units may be subject to vesting requirements. Also, initially long-term incentive units do not have redemption or common stock exchange rights. Holders of vested long-term incentive units generally may convert some or all of their long-term incentive units into common units under certain circumstances, provided that the capital account balance attributable to each such long-term incentive unit to be converted equals our capital account balance with respect to a common unit. Because the holders of long-term incentive units generally will not pay fair market value for the long-term incentive units, the capital account balance attributable to a long-term incentive unit initially will be less than the amount required to convert such long-term incentive unit into a common unit. Accordingly, to increase the capital account balances of holders of long-term incentive units so they may convert such profits interest units into common units, the partnership agreement provides that holders of long-term incentive units are to receive special allocations of gain in the event of a sale or hypothetical sale of assets of our operating partnership prior to the allocation of gain to us or other limited partners with respect to their common units. Once the long-term incentive units are converted to common units, the operating partnership units will have all of the rights and obligations associated with common units as set forth in the partnership agreement.

Operations

The partnership agreement provides that we, as general partner, will determine in our discretion and distribute available cash on a quarterly basis, pro rata in accordance with the partners’ percentage interests. Available cash is the operating partnership’s net operating cash flow plus the reduction of any reserves and minus principal payment on debt and capital expenditures, investments in any entity, and increase in reserves or working capital accounts and any amounts paid in redemption of limited partner interests. We intend to manage the operating partnership in a manner that will enable us to maintain our qualification as a REIT and to avoid any federal income tax liability.

The partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our operating partnership.

Termination Transactions

The partnership agreement provides that our company may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of our assets or any reclassification or any recapitalization or change in outstanding shares of our common stock (a “termination transaction”), unless in connection with a termination transaction,

(i) we obtain the consent of the holders of at least a majority of our operating partnership’s common units (including units held by us), and

(ii) either:

(A) all limited partners will receive, or have the right to elect to receive, for each common unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of our company’s common stock into which each unit is then exchangeable, and

•	the greatest amount of cash, securities or other property paid to the holder of one share of our company’s common stock in consideration of one share of our common stock in connection with the termination transaction, provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our company’s common stock, each holder of common units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its common units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

(B) the following conditions are met:

•	substantially all of the assets of the surviving entity are held directly or indirectly by our operating partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with our operating partnership;

•	the holders of common units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the consideration available to the common limited partners pursuant to the first paragraph in this section, or the right to redeem their common units for cash on terms equivalent to those in effect with respect to their units immediately prior to the consummation of the transaction if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

Dissolution

Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•	an event of withdrawal, as defined in Delaware law, including, without limitation, by reason of our bankruptcy, as general partner, unless, within 90 days after the withdrawal, a majority of interest of the remaining partners agree in writing to continue the business of our operating partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner;

•	an election to dissolve our operating partnership made by us as the general partner in our sole and absolute discretion, with or without the consent of the partners;

•	the entry of a decree of judicial dissolution of our operating partnership pursuant to the provisions of Delaware law;

•	the sale or other disposition of all or substantially all of the assets of our operating partnership for cash or cash equivalents; or

•	the redemption, or acquisition by us, of all operating partnership units other than operating partnership units held by us.

Upon dissolution of our operating partnership, the general partner, or, in the event that there is no remaining general partner, a liquidator will proceed to liquidate the assets of our operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our directors, officers, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith, fraud or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, we, as general partner of our operating partnership, and our officers, directors, agents or employees, are not liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock and shares of common stock into which operating partnership units are exchangeable (without giving effect to the 12 month restriction on exchange applicable to operating partnership units) immediately following the completion of this offering and the Restructuring Transactions by (1) each of our named executive officers, (2) each of our directors and director nominees, (3) all of our executive officers, directors and director nominees as a group and (4) each holder of five percent or more of our shares of common stock.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or other rights held by that person that are exercisable as of the closing of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address for each of our executive officers and directors is c/o CoreSite Realty Corporation, 1050 17th Street, Suite 800, Denver, CO 80265. The principal address and principal offices of each of TCG Holdings, L.L.C., DBD Investors V, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, DC 20004.

Percentage of all
	Number of Shares		Shares and
	and Operating		Operating
	Partnership Units	Percentage of All	Partnership
Name of Beneficial Owner	Beneficially Owned	Shares(1)	Units(2)

Beneficial holders of five percent or more our common stock
DBD Investors V, L.L.C.(3)
TCG Holdings, L.L.C.(4)
Named Executive Officers, Directors and Director Nominees
Thomas M. Ray
Deedee M. Beckman
Robert K. Rockwood
Ari B. Brumer
David W. Dunn
Christopher M. Bair
Billie R. Haggard
Charles D. Price
Dominic M. Tobin
Robert M. Sistek
Robert G. Stuckey
Paul E. Szurek
David A. Wilson
All named executive officers, directors and director nominees as a group (13 persons)

*	Denotes less than 1% beneficial ownership.

(1)	Assumes shares of our common stock are outstanding immediately following this offering. In addition, amounts for individuals assume that all operating partnership units held by the person are exchanged for shares of our common stock, and amounts for all executive officers, directors and director nominees as a group assume all operating partnership units held by them are exchanged for shares of our common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the operating partnership units held by other persons are exchanged for shares of our common stock.

(2)	Assumes a total of shares of common stock and operating partnership units, which units may be exchanged for cash or shares of common stock as described in “Description of the Partnership Agreement of CoreSite, L.P.” are outstanding immediately following this offering.

(3)	Amounts shown reflect the number of units that, upon completion of this offering, will be beneficially owned by DBD Investors V, L.L.C. DBD Investors V, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of these units requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, each of whom may be deemed to share beneficial ownership of the units shown as beneficially owned by DBD Investors V, L.L.C. Such persons disclaim beneficial ownership of these units.

(4)	Amounts shown reflect the number of units that, upon completion of this offering, will be beneficially owned by TCG Holdings, L.L.C. TCG Holdings, L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these units requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the members of the TCG Holdings, L.L.C. managing board, may be deemed to share beneficial ownership of the units beneficially owned by TCG Holdings, L.L.C. Such persons disclaim beneficial ownership of these units.

DESCRIPTION OF SECURITIES

The following summary of the terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to      million shares of our common stock, $0.01 par value per share, or common stock, and      million shares of preferred stock, $0.01 par value per share, or preferred stock. Our charter authorizes a majority of our entire Board of Directors to amend our charter to increase or decrease the number of authorized shares without stockholder approval. Upon completion of this offering, shares of our common stock and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Common Stock

All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends when authorized by our Board of Directors and declared by us out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of holders of any other class or series of our stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and the specific class voting rights, if any, of holders of any other class or series of our stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Except as may be provided with respect to any other class or series of our stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors. Directors will be elected by a plurality of the votes cast in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining stock will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, appraisal or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, all holders of our common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter provides that any action may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. Because our operating assets may be held by our wholly owned subsidiaries, under Maryland law, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Power to Issue, Reclassify or Increase the Number of Authorized Shares of Our Stock

Our Board of Directors may, without stockholder approval, classify any unissued shares of our preferred stock and reclassify any unissued shares of our common stock or previously-classified shares of our preferred stock into other classes or series of stock. Prior to the issuance of shares of each class or series other than common stock, our Board of Directors must set, subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series. In addition, our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue.

We believe that the power to amend our charter to increase the number of authorized shares, to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that has priority over our common stock with respect to voting rights, dividends or upon liquidation or with rights that could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or that our common stockholders may otherwise believe is in their best interest.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% in value of our shares of stock outstanding may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities during the last half of a taxable year other than the first year for which an election to be treated as a REIT has been made.

In addition, if we, or one or more owners of 10% or more of our stock, actually or constructively owns 10% or more of a customer or a customer of any partnership in which we are a partner, the rent received by us either directly or through any such partnership from such customer generally will not be qualifying income for purposes of the REIT gross income tests of the Code.

The constructive ownership rules under the Code are complex and may cause capital stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the common stock or capital stock or the acquisition or ownership of an interest in an entity that owns, actually or constructively, common stock, by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding common stock or capital stock and thus subject such common stock to the remedy provision under the ownership limits.

Our charter contains restrictions limiting the ownership and transfer of our stock that will become effective upon the completion of this offering. Subject to the exceptions described below, no person may own, directly or by virtue of the applicable beneficial or constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of our capital stock. We refer to these restrictions as the “ownership limits.”

Our Board of Directors may, in its sole discretion, prospectively or retroactively, exempt a person from one or both of the ownership limits. However, our Board of Directors may not exempt any person whose ownership of our outstanding stock in excess of the ownership limits would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. Prior to granting an exemption our Board of Directors may require the person seeking an exemption to make certain representations and undertakings or to agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust described below. Our Board of Directors may also require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our status as a REIT and may impose any conditions or restrictions on an exemption as it deems appropriate.

In addition to the ownership limits, our charter prohibits (a) any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT and (b) any transfer of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of these restrictions, or who is the intended transferee of shares of our stock that are transferred to the trust as described below, must give us immediate written notice or, in the case of a proposed or attempted transaction, at least 15 days prior written notice, and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT.

The restrictions on ownership and transfer of our stock described above will become effective upon the completion of this offering and will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock which, if effective, would result in a violation of any of the ownership limits, our being “closely held” under Section 856(h) of the Code (without regard to whether the interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will cause the number of shares of stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares of stock. The automatic transfer will be effective as of the close of business on the business day prior to the date of the attempted transfer or other event that resulted in the transfer to the trust. If a transfer to the trust does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in a violation of the restrictions on ownership and transfer of our stock will be null and void.

Shares of our stock held in the trust will be issued and outstanding. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust, and will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the trust. These rights will be exercised by the trustee of the trust for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee must be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee may (i) rescind as void any vote cast by the proposed transferee prior to our discovery that the shares of our stock have been transferred to the trustee and (ii) recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee must sell the shares of stock to a person designated by the trustee whose ownership of the stock will not violate the restrictions on ownership and transfer of our stock. Upon the sale, the interest of the charitable beneficiary in the stock sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares of stock or, if the proposed transferee did not give value for the shares of stock in connection with the event causing the shares of stock to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares of stock, which will generally be the last sale price of our stock reported on the NYSE, on the day of the event that resulted in the transfer of such stock to the trust and (ii) the price per share received by the trustee from the sale or other disposition of the stock. The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares of stock had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above. Any net sale proceeds in excess of the amount payable to the proposed transferee must be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of stock have been transferred to the trust, the shares of stock are sold by the proposed transferee, then (i) the shares of stock will be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares of our stock that exceeds the amount the proposed transferee was entitled to receive, the excess must be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price of the shares at the time of the devise or gift) and (ii) the price of our stock reported on the NYSE, on the date we, or our designee, accept the offer. We may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee and are owed by the proposed transferee to the trustee as described above, and we may pay such amount to the trustee for distribution to the charitable beneficiary. We may accept the offer until the trustee has sold the stock. Upon a sale to us, the interest of the charitable beneficiary in the stock sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee.

Any certificates representing shares of our stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares of our stock, will bear a legend referring to the restrictions described above.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each such owner must provide us with any additional information we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must, upon demand, provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

The Board of Directors has determined that the restrictions on transferability and ownership of shares of stock are necessary and advisable for us to qualify as a REIT. The charter provides that the current restrictions may be modified by our Board of Directors, without a stockholder vote, provided that (a) the Board of Directors determines that such modification is necessary or advisable to assist us in qualifying as a REIT as a result of a change in the provisions of the Code or any regulation thereunder, published ruling or interpretation of such provisions or regulations relating to requirements to qualify as a REIT; (b) upon such determination, the Board of Directors shall adopt a resolution setting forth such modification; and (c) we shall file a certificate of notice with the State Department of Assessments and Taxation of Maryland that sets forth the modification.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or that our common stockholders might otherwise believe is in their best interests.

Preferred Stock

Following the completion of this offering, our charter will authorize our Board of Directors, without further vote or action by the stockholders, to issue up to           shares of preferred stock, par value $0.01 per share, in one or more classes or series, and to fix or alter:

•	the number of shares constituting any class or series;

•	the designations, powers and preferences of each class or series;

•	the relative, participating, optional and other special rights of each class or series; and

•	any qualifications, limitations or restrictions on each class or series.

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by our ownership limitations or by the listing standards of the NYSE. We may issue these additional shares of common stock or preferred stock for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The above provisions are intended to promote continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors, and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are expected to reduce our vulnerability to unsolicited acquisition attempts as well as discourage certain tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our stock and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          .

New York Stock Exchange Listing

We intend to apply to list our common stock on the NYSE under the trading symbol “COR.”

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Board of Directors

Our charter and bylaws provide that the number of directors constituting our initial Board of Directors is seven, which number may be increased or decreased by a majority vote of our Board of Directors pursuant to our bylaws and subject to the following restrictions: (1) under our operating agreement, for so long as the Carlyle real estate funds and their affiliates collectively own 10% or more of the outstanding common stock (assuming all operating partnership units are exchanged for common stock), the Board of Directors may not increase or decrease the number of directors and (2) the number of directors may not be decreased to fewer than the minimum number required under the MGCL. Any and all vacancies on our Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, except that a vacancy resulting from an increase in the size of the Board of Directors must be filled by a majority vote of the entire Board of Directors, and any individual elected to fill such vacancy will serve until the next annual meeting of stockholders and until a successor is duly elected and qualified.

Our Bylaws require that nominees for director, whether for election by the stockholders or by the Board of Directors, shall include such number of individuals as are entitled to be nominated pursuant to the partnership agreement. Each of our directors will be elected by our stockholders to serve for a one-year term and until his or her successor is duly elected and qualified. A plurality of all votes cast on the matter at a meeting of stockholders at which a quorum is present is sufficient to elect a director. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum.

Removal of Directors

Our charter provides that, subject to the rights of our preferred stockholders to elect or remove one or more of our directors, a director may be removed with or without cause only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Business Combinations

Under Maryland law, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include, among other things, a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by statute, we have opted out of the business combination provisions of the MGCL by resolution of our Board of Directors. However, our Board of Directors may opt into these provisions if approved by our stockholders by the affirmative vote of a majority of votes cast and with the consent of the Carlyle real estate funds or their affiliates, provided that such consent of the Carlyle entities will not be required if at such time, they own less than 10% of our outstanding common stock (assuming all operating partnership units are exchanged for common stock).

If the foregoing resolution is rescinded, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating an offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, but excluding the acquiring person, officers and employees who are directors of the corporation. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the direct or indirect acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the holder of the shares acquired or proposed to be acquired. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of our company to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiring person or of any meeting of stockholders at which the voting rights of the holders of the shares are considered and not approved. If voting rights for the holder of the control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. However, our Board of Directors may opt into these provisions if approved by our stockholders by the affirmative vote of a majority of votes cast and, as it would apply to the Carlyle real estate funds or their affiliates, with the Carlyle real estate funds or their affiliates’ consent, provided that the consent of the Carlyle entities will not be required if at such time they own less than 10% of our outstanding common stock (assuming all operating partnership units are exchanged for common stock).

There can be no assurance that, subject to the approval of our stockholders, this provision will not be amended or eliminated at any time in the future by our Board of Directors.

Amendment to our Charter and Bylaws

In general, our charter may be amended if an amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter. With certain exceptions, our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Dissolution of our Company

The dissolution of our company must be approved by the affirmative vote of a majority of each of our entire Board of Directors and our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that nominations of individuals for election to our Board of Directors and proposals of other business to be considered at any annual meeting of our stockholders must be made (i) pursuant to our notice of the meeting, (ii) by or at the direction of our Board of Directors or (iii) by any stockholder who was a stockholder of record both at the time of notice and at the time of the meeting, is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and has complied with the advance notice requirements of, and provided the information and certifications required by, our bylaws.

Only the business specified in our notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders must be made (i) by or at the direction of our Board of Directors or (ii) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record both at the time of notice and the time of the special meeting, is entitled to vote at the meeting in the election of each individual so nominated and has complied with the advance notice requirements of, and provided the information and certifications required by, our bylaws.

Special Meetings of Stockholders

Our Chairman, Chief Executive Officer, President, Board of Directors or any three members of the Board of Directors may call special meetings of our stockholders. A special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information and certifications required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and mail the notice of the special meeting.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in such charter or bylaws, to any or all of five provisions of the MGCL, which provide for:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority vote requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) vest in our Board of Directors the exclusive power, subject to the limitations described above, to fix the number of directors, by vote of a majority of the entire Board, and (2) require, unless called by our Chairman of our Board of Directors, our Chief Executive Officer, our President, our Board of Directors or any three members of our Board of Directors, the request of stockholders entitled to cast a majority of votes entitled to be cast on a matter at the meeting to call a special meeting to act on the matter. Our charter provides that vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the directorship in which the vacancy occurred. We have not elected to create a classified board. In the future, our Board of Directors may elect, without stockholder approval, to create a classified board or elect to be subject to any of the other provisions of Subtitle 8. Notwithstanding the foregoing, for so long as the Carlyle real estate funds or their affiliates have the right to designate at least one member to the Board of Directors in accordance with the bylaws and partnership agreement our charter prohibits us from electing to be subject to the provisions of Subtitle 8 relating to a (i) two-thirds vote requirement for the removing of a director, (ii) requirement that the number of directors be fixed only by a vote of the directors and (iii) requirement that a vacancy on the Board of Directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding           shares of common stock, (      shares of common stock assuming that the underwriters exercise their over-allotment option in full). In addition, shares of common stock are reserved for issuance upon the exchange of operating partnership units and shares of common stock are approved for issuance under our 2010 Plan. Of these shares,          shares of common stock sold in this offering (           shares of common stock if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after completion of this offering; or

•	the average weekly trading volume in our shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without limitation subject only to availability of current, public information about our company, and after beneficially owning such shares for at least 12 months such person would be able to sell those shares without limitation regardless of the availability of public information about our company. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701, any of our directors, officers, employees, consultants or advisors who purchased shares of stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares of stock 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration of Shares under Equity Compensation Plans

We intend to adopt our 2010 equity incentive plan immediately prior to the completion of this offering. The plan will provide for the grant of incentive awards to our employees, directors and consultants of our company and our subsidiaries. We intend to reserve           shares of common stock for issuance under the plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the incentive award plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Redemption Rights

At any time after the first anniversary of this offering, the holders of operating partnership units may elect to redeem part or all of their units for cash based upon the fair market value of an equivalent number of shares of our company’s common stock at the time of the redemption. Alternatively, at such time, we may elect to acquire those operating partnership units submitted for redemption in exchange for shares of our company’s common stock on a one-for-one basis. If we elected to acquire all of the operating partnership units held by the Carlyle real estate funds or their affiliates in exchange for shares of our common stock, the Carlyle real estate funds or their affiliates would own an aggregate of     % of the common stock (     % if the underwriters’ overallotment option were exercised in full).

Registration Rights Agreement

In connection with the completion of this offering, we will grant those persons who will receive operating partnership units in the Restructuring Transactions certain registration rights with respect any shares of our common stock that may be acquired by them in connection with the exchange of units tendered for redemption. An aggregate of      million shares of our common stock issuable upon exchange of units issued in the Restructuring Transactions are subject to a registration rights agreement. Beginning as early as 12 months following completion of this offering, the holders of such units will be entitled to require us to seek to register all such shares of common stock underlying the units for public sale, subject to certain exceptions, limitations and conditions precedent. We will bear expenses incident to our registration requirements under the registration rights agreement, except that such expenses shall not include any underwriting fees, discounts or commissions, brokerage or sales commissions, out-of-pocket expenses of the persons exercising the redemption rights or transfer taxes, if any, relating to the sale of such shares.

Lock-Up Agreements

Under the partnership agreement of our operating partnership, except under limited circumstances, prior to the first anniversary of the closing of this offering, holders of operating partnership units will not be able to tender their units for redemption and, therefore, we will not be required to purchase the operating partnership units for cash or, at our option, exchange our common stock for operating partnership units. In addition, we, our executive officers and directors will agree not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including operating partnership units) for a period of 180 days from the date of this prospectus without the consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation. These lock-up provisions are subject to a number of exceptions described more fully under “Underwriting.”

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material U.S. federal income tax considerations regarding our company and this offering of our common stock. This summary is for general information only and is not tax advice. The information in this summary is based on current law, including:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. Although we have requested a private letter ruling from the IRS on certain matters, we have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax consequences associated with the acquisition, ownership, sale or other disposition of our common stock or our election to be taxed as a REIT.

This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents or partnership agreements. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances.

You are urged to consult your tax advisors regarding the consequences to you of:

•	the acquisition, ownership, and sale or other disposition of our common stock, including the federal, state, local, foreign, and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General.  We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our short taxable year ending December 31, 2010. We believe that we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2010, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we will be organized or able to operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify.” We have received a private letter ruling from the IRS substantially to the effect that our buildings (including the structural components) will be treated as real property for purposes of the gross income tests and the asset tests and that certain services that we will provide directly to our customers will not cause any amounts received from our customers to fail to be treated as qualifying rents from real property for purposes of the gross income tests. We have not received, and do not expect to seek, a private letter ruling from the IRS on any other issue.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock. Latham & Watkins LLP has rendered to us an opinion to the effect that, commencing with our short taxable year ending December 31, 2010, our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth in this prospectus and on our ability to rely on the private letter ruling issued to us by the IRS. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code discussed below, including through annual operating results, asset diversification and diversity of stock ownership, the results of which have not been reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date. You should be aware that an opinion of counsel is not binding on the IRS, and we cannot assure you that the IRS will not challenge the conclusions set forth in such opinions.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that generally results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	Third, if we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We intend to conduct our operations so that no asset owned by us or any of our pass-through subsidiaries will be treated as inventory or property held for sale to customers, and that a sale or other disposition of any such asset will not be made in our ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. We cannot assure you that any property in which we hold a direct or indirect interest will not be treated as inventory or property held for sale to customers, or that we will comply with certain safe-harbor provisions of the Code that would prevent such treatment.

•	Fifth, if we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to a pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (B) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Sixth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire an asset from the C corporation.

•	Eighth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our customers by a “taxable REIT subsidiary” of ours. See “— Penalty Tax.” Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•	Ninth, if we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying asset that caused us to fail such test.

•	Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•	Eleventh, we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders.

•	Twelfth, the earnings of any TRS or other taxable corporations that we own will be subject to federal corporate income tax.

•	In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a Real Estate Investment Trust.  The Code defines a “REIT” as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year; and

(7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we will be organized, will operate and will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us to satisfy conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in “Description of Securities—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements described in (5) and (6) above. To monitor compliance with the stock ownership requirements, we are generally required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See the section below entitled “— Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its pro rata share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership or limited liability company. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below. We have included a brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes and their partners or members below in “— Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We generally have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. In the future, we may be a limited partner or non-managing member in some of our partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes. If such a partnership or limited liability company were to take actions which could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Taxation of Our Company—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.  A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to customers of its parent REIT. A taxable REIT subsidiary is subject to regular U.S. federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of taxable REIT subsidiaries will not be subject to the 10% or 5% asset test described below. See “— Taxation of Our Company—Asset Tests.” We currently hold an interest in a taxable REIT subsidiary and may acquire securities in additional taxable REIT subsidiaries in the future. From time to time we may own properties through taxable REIT subsidiaries, although we have no present plan or intention to do so.

Income Tests.  We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

A significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating ventilation and air conditioning, humidification regulation, security and fire protection, and telecommunication infrastructure. We have received a private letter ruling from the IRS holding, among other things, that our buildings, including the structural components, constitute real property for purposes of the gross income tests and asset tests. We are entitled to rely upon that private letter ruling only to the extent that we did not misstate or omit a material fact in the ruling request we submitted to the IRS and that we operate in the future in accordance with the facts described in that request. Moreover, the IRS, in its sole discretion, may decide to revoke the private letter ruling. If, despite the private letter ruling, the IRS were to determine that structural components at our properties constituted personal property rather than real property, a significant portion of our rent would not constitute rents from real property and we would fail to satisfy the 75% and 95% gross income tests.

Rents we receive from a customer will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the customer, or, if the customer is a corporation, 10% or more of the voting power or value of all classes of stock of the customer. Rents received from such customer that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other customers for comparable space;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally must not operate or manage the property or furnish or render services to the customers of the property, subject to a 1% de minimis exception, and except as provided below. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our customers without causing the rent we receive from those customers to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of noncustomary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to customers. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.

The private letter ruling we received from the IRS held that certain services that we will provide to our customers directly would not prevent the rent received from those properties as constituting rents from real property. The private letter ruling specifically addressed services related to utilities; controlled humidity; security; fire protection; common area maintenance; management, operation and maintenance, and repair of the major building systems and components of the data system buildings (including structural components); acceptance of customer deliveries; parking for customers and their visitors; and telecommunication infrastructure to allow customers to connect to third-party telecommunication providers. The private letter ruling was based, in part, on our representation that those services are customarily rendered in connection with the rental of comparable buildings in the geographic market in which our buildings are located. Our ability to rely upon the private letter ruling is dependent on the accuracy of that representation and on our not misstating or omitting another material fact in the ruling request we submitted to the IRS. Moreover, the IRS, in its sole discretion, may decide to revoke the private letter ruling. If, despite the private letter ruling, the IRS were to determine that services we directly provide at our properties were not “usually and customarily rendered” in connection with the rental of real property, the rent from our property would not constitute rents from real property and we would likely fail to satisfy the 95% and 75% gross income tests. We intend to provide any services that are not “usually and customarily rendered” or that are for the benefit of a particular customer in connection with the rental of real property through our TRS or through an “independent contractor.”

Income we receive that is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking facilities are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary and certain other conditions are met. We believe that the income we receive that is attributable to parking facilities will meet these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction entered into after the date hereof and that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 95% gross income test and the 75% gross income test. The term hedging transaction generally means any transaction we enter into in the normal course of our business primarily to manage risk of: interest rate changes or fluctuations with regard to borrowings made or to be made by us or to acquire or carry real estate assets or for hedging transactions entered into after July 30, 2008, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. In general, for a hedging transaction to be “clearly identified,” (a) it must be identified as a hedging transaction before the end of the day on which it is acquired or entered into, and (b) the items or risks being hedged must be identified “substantially contemporaneously” with entering into the hedging transaction (generally, not more than 35 days after entering into the hedging transaction). To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, REIT gross income test. We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While we expect these actions would prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally accrue or receive exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “— Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income.  Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. We cannot assure you that we can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% penalty tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates.

Penalty Tax.  Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished by one of our taxable REIT subsidiaries to any of our customers, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, our taxable REIT subsidiary may provide services to our customers. We intend to set the fees paid to our taxable REIT subsidiaries for such services at arm’s-length rates, although such rates may not satisfy any of the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for customer services over the amount actually paid.

Asset Tests.  At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For purposes of this test, real estate assets generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in other REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Our operating partnership owns 100% of the stock of a corporation that will elect, together with us, to be treated as a taxable REIT subsidiary. So long as it qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of its stock. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiary does not exceed 25% of the aggregate value of our gross assets. No independent appraisal has been obtained to support this conclusion. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

The asset tests must be satisfied at the close of each calendar quarter in which we, directly or through our operating partnership, acquire securities in the applicable issuer, and also at the close of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in our operating partnership. For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, including as a result of an increase in our interest in our operating partnership, we may cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. As described above in “— Taxation of Our Company—Income Tests,” we have received a ruling from the IRS holding that our buildings (including certain structural components) will constitute real property for purposes of the asset tests. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. Moreover, we cannot assure you that the IRS will not contend that any of our assets or our interests in the securities violate the REIT asset laws. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for “straight debt,” satisfies other conditions described below, or is sufficiently small so as not to otherwise cause an asset test violation.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if (i) the value of our nonqualifying assets does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements.  To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset. These distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential—i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

To the extent that we (i) do not distribute all of our net capital gain or (ii) distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “— U.S. Federal Income Tax Considerations for Holders of Our Common Stock.” We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

Initially, our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements. Revenue Procedure 2010-12 sets forth a safe harbor pursuant to which certain part-stock and part-cash dividends distributed by publically traded REITs for calendar years 2010 and 2011 will satisfy the REIT distribution requirements. Under the terms of this guidance, up to 90% of our distributions could be paid in shares of common stock.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

For purposes of the distribution requirements and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges.  We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

Specified cure provisions may be available to us in the extent we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income and asset tests (for which the cure provisions are described above) and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General.  All of our investments will initially be held indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution from the entity. We will include in our income our pro rata share of these partnership and limited liability company items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests. See “— Taxation of Our Company.” Consequently, our operating partnership’s assets and operations may affect our ability to qualify as a REIT.

Entity Classification.  Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as a partnership (or disregarded entity). For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation. However, if any such entity were treated as a C corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “— Taxation of Our Company—Asset Tests” and “— Taxation of Our Company—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “— Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in our operating partnership’s or a subsidiary partnership’s or limited liability company’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Allocations of Income, Gain, Loss and Deduction.  The operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of operating partnership units in proportion to the number of units held by each such unitholder. Certain limited partners have agreed to guarantee debt of our operating partnership, either directly or indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guaranties or contribution agreements, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of operating partnership units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us. In addition, the partnership agreement further provides that holders of long-term incentive units and profits interest holders may be entitled to receive special allocations of gain in the event of a sale or hypothetical sale of assets of our operating partnership prior to the allocation of gain to us or other limited partners. This special allocation of gain is intended to enable the holders of long-term incentive units to convert their long-term incentive units and profits interest holders into common units.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated under this section of the Code.

Tax Allocations with Respect to the Properties.  Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property will be contributed to our operating partnership in exchange for interests in our operating partnership in connection with the Restructuring Transactions. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to our operating partnership. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of our operating partnership (i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “— Taxation of Our Company—Requirements for Qualification as a Real Estate Investment Trust” and “— Taxation of Our Company—Annual Distribution Requirements.” Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

U.S. Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary deals only with common stock held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	regulated investment companies and REITs;

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States;

•	broker-dealers or dealers in securities or currencies;

•	persons holding our common stock as a hedge against currency risks or as a position in a straddle;

•	U.S. persons whose functional currency is not the United States dollar; or

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities, and persons holding our stock through a partnership or pass-through entity;

•	holders subject to the alternative minimum tax, and

•	United States expatriates.

If a partnership holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for U.S. federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or in the District of Columbia;

•	is an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

If you hold shares of our common stock and are not a U.S. stockholder, a partnership or such entity classified as a partnership for U.S. federal income tax purposes, you are a “non-U.S. stockholder” for purposes of the summary.

Taxation of Taxable U.S. Stockholders Generally

Distributions Generally.  As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, will constitute dividends and, other than with respect to capital gains dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as, in general, ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. As a REIT, dividends by us of our ordinary income will generally not qualify as “qualified dividend income” which are currently eligible to be taxed in the case of individuals at capital gain rates. See “— Tax Rates” below. Such stockholders, however, are taxed at the preferential rates on certain out-of-the-ordinary dividends designated by and received from REITs. These are dividends attributable to (1) dividends received by the REIT from TRSs or other taxable C corporations or (2) any income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in its shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gains, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in our capital stock and partially paid in cash that comply with Revenue Procedure 2010-12, will be taxable to the recipient U.S. stockholder to the same extent as if paid in cash.

Capital Gain Dividends.  Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset held for more than one year, to the extent that such gains do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held its stock.

Passive Activity Losses and Investment Interest Limitations.  Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and income designated as qualified dividend income described below as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by our company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains.  We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Dispositions of Our Common Stock.  If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. In general, a stockholder’s tax basis will equal the stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the stockholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. This gain or loss, except as provided below, will be long-term capital gain or loss if it has held the common stock for more than one year. However, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including “capital gain dividends,” has generally been reduced to 15%, although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate, and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year). The currently applicable provisions of the U.S. federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Backup Withholding

We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “— Taxation of Non-U.S. Stockholders.”

Taxation of Tax Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Dividend income from us and gain arising upon a sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

The IRS has issued a revenue ruling in which it held that amounts distributed by a real estate investment trust to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. However, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to some trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT. Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing U.S. federal income taxation of the ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of U.S. federal, state, local, and foreign income tax laws on the ownership and disposition of shares of our common stock.

Distributions Generally.  Distributions including any taxable stock dividends that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Except as provided below, we expect to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1) a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. stockholder’s common stock, they will give rise to gain from the sale or exchange of its common stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as if made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.  Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to U.S. federal income taxation, unless:

(1) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, or FIRPTA, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would thus generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. Also, such gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation, as discussed above.

We will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury Regulations) of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of any distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability. However, any distribution with regard to stock which is “regularly traded” on an established securities market located in the U.S. is not subject to FIRPTA and therefore not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions and subject to withholding in the manner described above with regard to ordinary dividends.

Retention of Net Capital Gains.  Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us were to exceed their actual U.S. federal income tax liability.

Sale of Our Common Stock.   Gain recognized by a non-U.S. stockholder upon the sale, exchange, or other taxable disposition of our common stock generally will not be subject to United States taxation unless such shares of stock constitute a “United States real property interest” within the meaning of FIRPTA. Our common stock will not constitute a “United States real property interest” so long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. Because our common stock is publicly traded, no assurance can be given that we will continue to be a “domestically controlled REIT.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a domestically controlled REIT, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a United States real property interest if the non-U.S. stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1).

Even if we do not qualify as a “domestically controlled REIT” at the time a non-U.S. stockholder sells our common stock, gain arising from the sale or exchange by a non-U.S. stockholder of common stock would not be subject to United States taxation under FIRPTA as a sale of a “United States real property interest” if:

(1) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2) such non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other disposition of our common stock were subject to taxation under FIRPTA and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Backup Withholding Tax and Information Reporting.  Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Other Tax Consequences

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. In addition, a stockholder’s state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. Consequently, prospective investors should consult their tax advisors regarding the effect of state, local and foreign tax laws with respect to our treatment as a REIT and on an investment in our shares.

New Legislation

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Newly enacted legislation also requires certain U.S. stockholders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our stock.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of such plan’s assets in the common shares. Accordingly, such fiduciary should consider (1) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (2) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (3) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of the Code). Thus, a plan fiduciary considering an investment in our common shares also should consider whether the acquisition or the continued holding of the shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL. Similar restrictions apply to many governmental and foreign plans which are not subject to ERISA. Thus, those considering investing in the shares on behalf of such a plan should consider whether the acquisition or the continued holding of the shares might violate any such similar restrictions.

The DOL has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We expect our common stock to be “widely held” upon the completion of this offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.” We believe that the restrictions imposed under our declaration of trust on the transfer of our shares are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of the common stock to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

Assuming that the common shares will be “widely held” and “freely transferable,” we believe that our common shares will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be “plan assets” of any plan that invests in our common stock.

Each holder of our common stock will be deemed to have represented and agreed that its purchase and holding of such common shares (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

UNDERWRITING

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets Corporation

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of common stock.

Stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the stock is not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any stock issued or sold under the option will be issued and sold on the same terms and conditions as the other stock that are the subject of this offering.

We, our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the joint bookrunners, dispose of or hedge any shares of common stock or any other securities convertible into or exchangeable for our common stock, subject to certain exceptions, including, but not limited to, (a) with respect to our company (1) grants of stock options, restricted stock or other awards to employees, consultants or directors that may be granted pursuant to the terms of our 2010 equity incentive plan in effect as of the date of this prospectus, (2) issuances of our common stock pursuant to the exercise of any employee stock options or other awards, (3) issuances of our common stock pursuant to a dividend reinvestment plan (if any), (4) issuances of our common stock or securities convertible into or exchangeable or exercisable for shares of common stock in connection with acquisitions of real property or real property companies; and (b) with respect to our officers and directors, transfers as a bona fide gift, or by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member, provided that in each case, the transferee agrees in writing to be bound by the terms of the lock-up agreement. The representatives of the underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Under the partnership agreement of our operating partnership, except under limited circumstances, prior to the first anniversary of the closing of this offering, holders of operating partnership units will not be able to tender their units for redemption and, therefore, we will not be required to purchase the operating partnership units for cash or, at our option, exchange our common stock for operating partnership units.

At our request, the underwriters have reserved up to     % of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares of common stock purchased by participants in the program. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying stock through the directed stock program has agreed that, for a period of 25 days from the date of this prospectus, he or she will not, without the prior written consent of the joint bookrunners, dispose of or hedge any stock or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers and directors purchasing shares through the directed stock program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. The representatives of the underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed stock not purchased will be offered by the underwriters to the general public on the same basis as all other stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed stock.

Prior to this offering, there has been no public market for our stock. Consequently, the initial public offering price for the stock was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our stock will develop and continue after this offering.

We have applied to have our shares listed on the NYSE under the symbol “COR.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Us
	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that our expenses of this offering, excluding underwriting discounts and commissions, will be $          .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

From time to time, the underwriters and their affiliates have performed commercial banking, investment banking and advisory services for us and our affiliates for which they have received customary fees and reimbursement of expenses. We expect that the representatives and some of the other underwriters in this offering, or their respective affiliates, will be the initial purchasers in the concurrent private placement of our senior notes, and arrangers and lenders of our new revolving credit facility for which they will receive customary fees and reimbursement of expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or combined accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representative below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of Maryland law, including the validity of the common stock offered hereby, will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters will be passed upon for the underwriters by Mayer Brown LLP, New York, New York.

EXPERTS

The combined balance sheets of CoreSite Predecessor, as of December 31, 2009 and 2008, and the related combined statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related combined financial statement schedule III, the combined balance sheets of CoreSite Acquired Properties, as of December 31, 2009 and 2008, and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related combined financial statement schedule III, and the balance sheet of CoreSite Realty Corporation as of May 1, 2010, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2009 combined financial statements of CoreSite Acquired Properties contains an explanatory paragraph that states that one of the combined entities has significant short-term debt obligations that raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of the uncertainty.

CHANGE IN INDEPENDENT REGISTERED ACCOUNTING FIRMS

On September 21, 2009, our executive management team approved the dismissal of Ernst & Young LLP, or E&Y, as our independent registered public accounting firm, which was immediately effective, and appointed KPMG LLP, or KPMG, as our independent registered public accounting firm for the year ended December 31, 2009.

E&Y’s reports on our financial statements of our significant subsidiaries for the years ended December 31, 2008 and 2007, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and any subsequent interim period preceding the dismissal of E&Y, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference to the matter in their report, and there have been no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

Prior to the engagement of KPMG, we did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with KPMG regarding the type of audit opinion which might be rendered on our financial statements and no oral or written report was provided by KPMG.

We have provided E&Y with a copy of this disclosure prior to its filing with the Commission and have requested E&Y to furnish us with a letter addressed to the Commission stating whether it agrees with the above statements regarding E&Y and, if not, stating the respects in which it does not agree. A copy of this letter, dated May 7, 2010, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On September 21, 2009, our executive management team approved the dismissal of Beers and Cutler, PLLC, or B&C, as our independent registered public accounting firm, which was immediately effective, and appointed KPMG LLP, or KPMG, as our independent registered public accounting firm for the year ended December 31, 2009.

B&C’s reports on our financial statements of our significant subsidiaries for the years ended December 31, 2008 and 2007, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and any subsequent interim period preceding the dismissal of B&C, there were no disagreements with B&C on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to B&C’s satisfaction, would have caused B&C to make reference to the matter in their report, and there have been no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

Prior to the engagement of KPMG, we did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with KPMG regarding the type of audit opinion which might be rendered on our financial statements and no oral or written report was provided by KPMG.

We have provided B&C with a copy of this disclosure prior to its filing with the Commission and have requested B&C to furnish us with a letter addressed to the Commission stating whether it agrees with the above statements regarding B&C and, if not, stating the respects in which it does not agree. A copy of this letter, dated May 11, 2010, which states that B&C agrees with these statements, is filed as Exhibit 16.2 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, accordingly, will file periodic and current reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and on the SEC’s website referred to above.

We maintain a website at www.coresite.com. We are not incorporating by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Appendix A: Glossary of Terms

The following are certain terms used in this prospectus.

“Any2 Exchange®” refers to physical networking switches operated by us that enable the exchange of Internet and other data traffic between many customers simultaneously. A single connection to these switches enables customers to interconnect with network service providers and exchange traffic with each other in a cost-efficient manner.

“Available utility power” refers to the power that could potentially be provided by the utility company depending upon factors such as peak demand load at the property. We generally estimate available utility power in megawatts, or MW.

“Blade server” refers to a server architecture used widely in data centers that houses multiple server modules (“blades”) in a single chassis to save space and improve system management.

“Branch circuit monitoring” or “BCM” refers to a consumption-based power pricing model enabled by the measurement and remote monitoring of the current and voltage on each individual electrical circuit provisioned to customers. BCM is a technology supporting pass-through, or “net,” billing for power.

“Breakered-amp” refers to a power pricing model whereby the right to draw electricity is charged at a fixed rate for each power circuit provisioned to a customer, irrespective of the customer’s actual consumption of power. Generally, this pricing model enables lessors to increase this fixed charge annually to reflect increases in our cost of available utility power.

“Chillers” refers to equipment that removes heat from a liquid via a vapor-compression or absorption refrigeration cycle in order to facilitate the cooling of a data center.

“Cloud computing” refers to a general term for hosted computing and data storage services delivered to the end-user over the Internet or similar data network.

“Connected power circuit” refers to an electrical circuit that has been activated and contracted with a customer.

“Content delivery network” refers to a system of computers containing copies of content, placed at various points in a network so as to efficiently distribute the content to end users across the network.

“Content provider” refers to an entity that creates, owns or distributes information and/or educational or entertainment content over the Internet or other networks.

“Cross connection” refers to a physical circuit directly connecting the networking equipment of two customers within a data center to allow for exchange of Internet and other data traffic between the parties.

“Data center” refers to a special-purpose building used to house computer systems, servers, data storage devices and associated communications equipment. Data center facilities provide the redundant and backup power supplies, multiple communications network connections, specialized environmental controls (e.g., cooling, humidification and fire suppression) and security features required to safely and efficiently house such equipment.

“Data center infrastructure” refers to the underlying equipment, systems and physical improvements required for the successful, efficient and uninterrupted operations of a data center. This infrastructure includes redundant power systems, UPS systems, backup generators, air-conditioning and other cooling systems, raised flooring and cabling.

“Disaster recovery” refers to the process, policies, procedures and preparation related to the recovery or continuation of technology infrastructure critical to an organization after a natural or human-induced disaster.

“Ethernet” refers to a data communications protocol used for networking computers and other devices across local and wide-area networks.

“Ethernet switch” refers to a data networking device which manages connections between computers and other equipment connected to a network.

“Fiber optic” refers to a method of transmitting information from one place to another by sending pulses of light through a glass-based fiber cable.

“Fiber optic backbone” refers to the main paths or routes in a network constructed of fiber optic circuits.

“Fiber trunk” refers to a one or more fibers supporting one or more physical circuits designed to handle many signals simultaneously that connect major switching centers or nodes in a communications network.

“Financial exchange” refers to a group of banks, brokers, trading firms and securities markets which trade or support the trading of securities and other financial instruments.

“Hub-and-spoke” refers to a method of expanding the capacity of an existing, network-dense data center facility by connecting additional adjacent or nearby facilities through fiber optics.

“HVAC” refers to the heating, ventilation and air conditioning equipment and systems used to manage environmental conditions and air flow within a building.

“Interconnection” refers to a physical link between separate networks for means of exchanging traffic including either direct circuit connections between two customers as well as voluntary multi-party connections using a shared switching device to connect different customers.

“Internet data center market” refers to the total revenue generated by multi-tenant data center facilities owned or operated by firms specializing in providing data center services to customers.

“Internet service provider” refers to a company that provides access to the Internet by connecting end users to one or more network service providers.

“Internet Protocol” or “IP” refers to a standard set of rules used for communicating data between computers and other devices across a network.

“Information Technology” or “IT” refers to the use of computer, software and/or communications systems to manage information.

“Latency” refers to a measurement of the delay in time required to transmit information from one point in a network to another.

“Managed hosting” refers to a service designed to provide the servers and data storage equipment as well as the network connectivity required by the owners of applications, content or websites that need to be housed in a data center and connected to a network.

“Network Access Point” or “NAP” refers to a location where network carriers meet to exchange traffic with each other and to provide connectivity services to their customers.

“Network density” refers to a measurement of the number of network service providers offering connectivity services within a data center facility.

“Network interconnection” refers to the physical link, via fiber or other means of connection, between two networks for the means of exchanging traffic.

“Network service provider” refers to a business that sells bandwidth or network access by providing direct access to the Internet.

“Network-neutral” refers to a data center provider that offers network connectivity options from a number of different network carriers, and that does not have a bias to any one provider within its facilities.

“North America” refers to the U.S. and Canada.

“Peering” refers to the voluntary interconnection of separate networks for the purpose of exchanging traffic between the customers of each network.

“Primary power capacity” refers to the total electrical power supplied by the public utility company.

“Raised flooring” refers to a specialty flooring which provides the capability to diffuse air to specific locations in a data center.

“Redundant power” refers to the duplication of critical components in an electrical system to increase the reliability of a data center in case of a power failure.

“Router” refers to a device that interconnects two or more computer networks and exchanges packets of data between them.

“Software-as-a-Service” or “SaaS” refers to a software sales and delivery model developed for the deployment of on-demand over the Internet.

“Server” refers to a computing device with data processing and storage components designed to house and operate applications, websites or other content to be connected to a network.

“Storage array” refers to a data storage system made up of multiple disk drive devices.

“Switched peering” refers to interconnection utilizing a multi-party, shared switching device to connect different customers.

“Switching” refers to a communications networking method where data is broken down into suitably-sized blocks and routed to its intended destinations.

“Uninterruptible power supply” or “UPS” refers to the electrical equipment that provides short-term, emergency power when there is a power failure until an auxiliary power source can be brought on-line.

“Web hosting provider” refers to a service provider that offers the computing, data storage and Internet connectivity required by owners of websites to make their content or web applications accessible via the Internet.

Appendix B: Citations

The following are documents and reports cited in this prospectus.

(a) Tier1 Research, LLC, Internet Data Center Global Markets Overview—2010, January 2010.

(b) Tier1 Research, LLC, Internet Datacenter Supply 2010, January 2010.

(c) Cisco Systems, Inc., Cisco Visual Networking Index: Forecast and Methodology, 2008-2013, June 2009.

(d) Key Trends in Data Center Outsourcing, Nemertes Research, 2009.

(e) Lydia Leong, Gartner, Dataquest Insight: The Changing Colocation and Data Center Market, January 23, 2009. The Gartner Report(s) described herein, (the “Gartner Report”) represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

(f) Tier1 Research, LLC, Internet Datacenter Supply Midyear 2009 Update, June 2009.

B-1

Report of Independent Registered Public Accounting Firm

The Shareholder
CoreSite Realty Corporation:

We have audited the accompanying balance sheet of CoreSite Realty Corporation (the Company) as of May 1, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of CoreSite Realty Corporation as of May 1, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
May 13, 2010

CoreSite Realty Corporation

Balance Sheet
May 1, 2010

May 1, 2010

ASSETS
Cash	$10
Deferred offering costs	338,138

Total assets	$338,148

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities:
Due to related party	$338,138

Shareholder’s Equity:
Common shares, $0.001 par value; 1,000 shares authorized, issued and outstanding	1
Additional paid-in-capital	9

Total shareholder’s equity	10

Total liabilities and shareholder’s equity	$338,148

See accompanying notes to balance sheet.

CoreSite Realty Corporation

Notes to Balance Sheet
May 1, 2010

1.	Organization

CoreSite Realty Corporation, (the “Company”) was organized in the state of Maryland on February 17, 2010. Under the Company’s charter, the Company is authorized to issue up to 1,000 shares of common stock. The Company issued 1,000 shares on February 17, 2010. The Company intends to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2010. In order to maintain its qualification as a REIT, the Company plans to distribute at least 90% of its taxable income in the form of qualifying distributions to its shareholders.

2.	Formation of the Company and Initial Public Offering

The Company has not commenced operations, nor has the Company entered into any contracts to acquire properties. The Company intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to an initial public offering of common stock (the “IPO”). Proceeds from the IPO will be contributed to CoreSite, L.P. (the “Operating Partnership”) for a limited partnership interest. The Company will be the sole general partner of the Operating Partnership and plans to conduct substantially all of its business through the Operating Partnership following its formation.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet has been prepared by management in accordance with U.S. generally accepted accounting principles.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through May 13, 2010, the date the financial statements were issued.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the balance sheet. Actual results could differ from these estimates.

Deferred Offering Costs

In connection with the IPO, affiliates of the Company have incurred or will incur offering costs, which the Company intends to repay upon consummation of the IPO. Such costs will be deducted from the proceeds of the IPO.

CoreSite Realty Corporation

Pro Forma Condensed Consolidated Financial Statements
(unaudited)

The unaudited pro forma condensed consolidated financial statements as of and for the year ended December 31, 2009, are derived from our Predecessor’s audited combined financial statements and the Acquired Properties combined audited financial statements and are presented as if this offering, the Restructuring Transactions and the Financing Transactions had all occurred on December 31, 2009 for the pro forma condensed consolidated balance sheet and as of January 1, 2009 for the pro forma condensed consolidated statement of operations.

Upon completion of this offering, we will complete the Restructuring Transactions, pursuant to which, we will acquire through a series of acquisitions and contribution transactions, the entities that own interest in our initial portfolio. Also occurring concurrently with the completion of this offering, we will enter into a new $100.0 million revolving credit facility and issue $175.0 million of senior notes, herein referred to as the Financing Transactions.

The accompanying pro forma condensed consolidated financial statements include the following limited liability companies and limited partnerships which comprise the CoreSite Predecessor (the “Predecessor”), all under common control, and the CoreSite Acquired Properties (the “Acquired Properties”) under common management:

Entity Name	Property Name	Date Formed	State of Organization

Predecessor Properties
CoreSite 1656 McCarthy, LLC	1656 McCarthy	November 28, 2006	Delaware
CoreSite Real Estate 70 Innerbelt, LLC	70 Innerbelt	December 19, 2006	Delaware
CoreSite Real Estate 12100 Sunrise Valley Drive, LLC	12100 Sunrise Valley	December 17, 2007	Delaware
CoreSite 32 Avenue of the Americas, LLC	32 Avenue of the Americas	June 18, 2007	Delaware
CRP Coronado Stender, LLC	Coronado-Stender Properties	February 2, 2007	Delaware
Acquired Properties
CoreSite, LLC	CoreSite, LLC	September 13, 2001	Delaware
CoreSite One Wilshire, LLC	One Wilshire	May 7, 2007	Delaware
Carlyle MPT Mezzanine A, LLC	55 S. Market	February 3, 2000	Delaware
CoreSite Real Estate 900 N. Alameda, LP	900 N. Alameda	October 6, 2006	Delaware
CoreSite Real Estate 427 S. LaSalle, LP	427 S. LaSalle	July 19, 2006	Delaware
CoreSite 1275 K Street, LLC	1275 K Street	May 31, 2006	Delaware
CoreSite 2115 NW 22nd Street, LP	2115 NW 22nd Street	April 26, 2006	Delaware

Interests contributed by the Predecessor in the Restructuring Transactions will be recorded at historical cost. The contribution or acquisition of interests in the Acquired Properties will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, lease origination costs and the value of customer relationships.

The fair value of the land and building of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the fair values of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases.

The fair value of intangibles related to in-place leases includes the value of lease intangibles for above-market and below-market leases, lease origination costs, and customer relationships, determined on a lease-by-lease basis. Above-market and below-market leases are valued based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below-market fixed rate renewal periods. Lease origination costs include estimates of costs avoided associated with leasing the property, including tenant allowances and improvements and leasing commissions. Customer relationship intangibles relate to the additional revenue opportunities expected to be generated through cross-connection services, utility services and other interconnection services to be provided to the in-place lease tenants.

CoreSite Realty Corporation (the “Company”, “we”, or “our”) has been excluded from the pro forma balance sheet and statement of operations as of and for the year ended December 31, 2009 as the company was formed on February 17, 2010 and has had no activity since its inception other than the issuance of 1,000 shares of common stock at par value of $0.01 on February 17, 2010. Upon completion of this offering, the Company, as the sole general partner of the Operating Partnership, will own directly or indirectly a     % interest in the Operating Partnership and will have control over major decisions related to the sale or refinancing of the properties and will conduct all activities through the Operating Partnership and its subsidiaries.

The pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of our Predecessor and the Acquired Properties, including the notes thereto, included elsewhere in this prospectus. The adjustments to our pro forma condensed consolidated financial statements are based on available information and assumptions that we consider reasonable. The pro forma condensed consolidated financial statements do not purport to represent our financial position or results of operations that would have actually occurred assuming this offering, completion of our Restructuring Transactions and the Financing Transactions had all occurred on December 31, 2009 or on January 1, 2009, nor does the information purport to project the Company’s financial position or results of operations as of any future date or for any future periods. All pro forma adjustments are based on estimates and assumptions and are subject to revision upon completion of the purchase price allocations in connection with the Acquired Properties, the Restructuring Transactions and the Financing Transactions.

CoreSite Realty Corporation

Pro Forma Condensed Consolidated Balance Sheet
December 31, 2009
(Unaudited)

			Receipt and
			Use of
		Acquisition of	Proceeds		Receipt and
	CoreSite	CoreSite	from		Use of Proceeds
	Predecessor	Acquired	Equity		from Debt	Other		Company
	Historical	Properties	Offering	Subtotal	Financing	Adjustments		Pro Forma
	(A)	(B)	(C)		(D)
	(In thousands)

ASSETS
Net investments in real estate	$218,055	$382,010	$—	$600,065	$—	$—		$600,065
Cash and cash equivalents	7,466	19,106	180,000	95,604	175,000	—	(F)	111,321
			(111,070)		(173,104)
			102		13,821
Restricted cash	1,057	14,176	(102)	15,131	(13,821)	—		1,310
Accounts and other receivables, net	1,566	3,716	—	5,282	—	—		5,282
Deferred rent receivable	3,413	—	—	3,413	—	—		3,413
Lease intangibles, net	2,140	83,936	—	86,076	—	—		86,076
Goodwill	—	121,025	—	121,025	—	—		121,025
Deferred leasing costs, net	5,055	—	—	5,055	—	—		5,055
Deferred financing costs, net	448	—	(74)	374	8,898	—		9,272
Other assets	220	1,039	—	1,259	—	—		1,259

Total assets	$239,420	$625,008	$68,856	$933,284	$10,794	$—		$944,078

LIABILITIES AND EQUITY
Mortgages and notes payable	$62,387	$148,456	$(30,540)	$180,303	$175,000	$—		$192,362
					(162,941)
Accounts payable and accrued expenses	6,449	9,112	(30)	15,531	(475)	—		15,056
Due to related parties	6	261	—	267	—	—		267
Deferred rent payable	1,733	—	—	1,733	—	—		1,733
Acquired below-market lease contracts, net	2,459	15,764	—	18,223	—	—		18,223
Prepaid rent and other liabilities	4,048	4,188	—	8,236	—	—		8,236

Total liabilities	77,082	177,781	(30,570)	224,293	11,584	—		235,877
Redeemable noncontrolling interests in operating partnership	—	—	—	—	—	495,741	(E)	495,741
Equity (deficit)	162,338	447,227	(74)	708,991	(790)	(495,741	)(E)	212,460
			180,000			—	(F)
			(80,500)

Total liabilities and equity (deficit)	$239,420	$625,008	$68,856	$933,284	$10,794	$—		$944,078

See accompanying notes.

CoreSite Realty Corporation

Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2009
(Unaudited)

		CoreSite	Acquisition of
	CoreSite	Acquired	CoreSite
	Predecessor	Properties	Acquired	Other		Company
	Historical	Historical	Properties	Adjustments		Pro Forma
	(AA)	(BB)	(CC)
			(In thousands)

Operating revenue:
Rental revenue	$18,974	$51,686	$1,023	$—		$71,683
Power revenue	7,372	19,430	—	—		26,802
Tenant reimbursement	1,061	3,044	—	—		4,105
Other revenue	1,424	8,965	—	—		10,389
Management fees from related parties	—	5,643	—	(5,643	)(EE)	—

Total operating revenues	28,831	88,768	1,023	(5,643)		112,979
Operating expenses:
Property operating and maintenance	13,954	23,512	—	—		37,466
Management fees to related party	2,244	—	—	(2,244	)(EE)	—
Real estate taxes and insurance	1,787	3,943	—	—		5,730
Depreciation and amortization	11,193	19,413	10,724	—		41,330
Sales and marketing	135	3,195	—	(680	)(EE)	2,650
General and administrative	1,401	13,841	—	6,000	(FF)	21,242
Rent expense	2,816	14,616	1,774	—		19,206

Total operating expenses	33,530	78,520	12,498	3,076		127,624

Operating income	(4,699)	10,248	(11,475)	(8,719)		(14,645)
Other income and expense
Interest income	3	76	—	—		79
Interest expense	(2,343)	(5,467)	—	(9,782	)(DD)	(17,592)

Net income/(loss)	(7,039)	4,857	(11,475)	(18,501)		(32,158)
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	—	—	—	(22,511	)(GG)	(22,511)

Net income (loss) attributable to controlling interests	$(7,039)	$4,857	(11,475)	$4,010		$(9,647)

Pro forma (earning/loss) per share—basic and diluted						$—	(HH)

Pro forma weighted average common shares — basic and diluted						—	(HH)

See accompanying notes.

CoreSite Realty Corporation

Notes to Pro Forma Condensed Consolidated Financial Statements

(unaudited)

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the pro forma condensed consolidated balance sheet as of December 31, 2009, are as follows:

(A) Reflects the Predecessor’s historical condensed combined balance sheet as of December 31, 2009. Pursuant to the contribution agreement between the members of the Predecessor properties and the Operating Partnership, which was executed on               , the Operating Partnership will receive a contribution of direct and indirect interests in the properties in the portfolio in exchange for limited partnership interests in the Operating Partnership. The contribution will be made in anticipation of the completion of this offering.

(B) Reflects the Predecessor’s acquisition of the CoreSite Acquired Properties through a series of contribution transactions. Pursuant to the contribution agreements between the members of the Acquired Properties and the Operating Partnership, which was executed on               , the Operating Partnership will receive a contribution of direct and indirect interests in the properties in the portfolio in exchange for limited partnership interests in the Operating Partnership. The contribution will be made in anticipation of the completion of this offering.

The acquisition of all the interests in the Acquired Properties will be accounted for as an acquisition under the purchase method of accounting in accordance with the authoritative guidance for business combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. The following pro forma adjustments are necessary to reflect the initial allocation of the estimated fair value of the Acquired Properties. The allocation of fair value shown in the table below is based on our preliminary estimates which are subject to change based on the final determination of the fair value of the assets and liabilities acquired.

CoreSite Realty Corporation

Notes to Pro Forma Condensed Consolidated Financial Statements—(Continued)

	As of December 31, 2009
	Historical
	Carrying	Fair	Increase
	Amount	Value	(Decrease)

ASSETS
Net investments in real estate	$262,371	$382,010	$119,639	(a)
Cash and cash equivalents	19,106	19,106	—
Restricted cash	14,176	14,176	—
Accounts and other receivables, net	3,716	3,716	—
Due from related parties	—	—	—
Deferred rent receivable	3,970	—	(3,970	)(b)
Lease intangibles, net	10,594	83,936	73,342	(a)
Goodwill	—	121,025	121,025	(a)
Deferred leasing costs, net	2,382	—	(2,382	)(c)
Deferred financing costs, net	268	—	(268	)c)
Other assets	1,039	1,039	—

Total assets	$317,622	$625,008	$307,386

LIABILITIES AND EQUITY
Mortgage loans payable	$148,456	$148,456	$—
Accounts payable and accrued expenses	9,112	9,112	—
Due to related parties	261	261	—
Deferred rent payable	3,774	—	(3,774	)(b)
Acquired below-market lease contracts, net	3,467	15,764	12,297	(a)
Prepaid rent and other liabilities	5,783	4,188	(1,595	)(c)

Total liabilities	170,853	177,781	6,928
Equity	146,769	447,227	300,458

Total liabilities and equity	$317,622	$625,008	$307,386

(a)	The fair values of the real estate assets are determined on an as-if-vacant basis considering the estimated future cash flows, market conditions, property conditions and estimated rental and absorption rates. The as-if-vacant fair value will be allocated to land, building and improvements, tenant improvements and personal property based on relevant information obtained in connection with the acquisition of the properties.

The estimated fair value includes goodwill and other intangible assets which includes acquired in-place leases which consist of the estimated costs to replace the leases and estimated leasing commissions and legal costs that would have been incurred to lease the properties to their occupancy levels on the date of acquisition. Additionally, above-market and below-market lease values are recorded as an asset or liability based on the difference between the contractual rents to be paid pursuant to the in-place leases and an estimate of fair market rates for the acquired in-place leases. The fair value of the debt is not adjusted to fair value as it is anticipated to be repaid with proceeds of the Financing Transactions.

(b)	Reflects the write-off of historical deferred rent receivable and deferred rent payable that resulted from recognizing rental revenue and rental expense on a straight-line basis.

(c)	Reflects the write-off of historical unamortized deferred leasing costs, historical unamortized deferred financing costs and historical deferred revenue that is not subject to a performance obligation.

CoreSite Realty Corporation

Notes to Pro Forma Condensed Consolidated Financial Statements—(Continued)

(C) Reflects the sale of        shares of common stock in this public offering at the initial offering price of $        per share (dollars in thousands):

Proceeds from this offering		$200,000
Less costs of this offering:
Underwriters’ discounts and commissions(@ 7%)	14,000
Other costs	6,000

		20,000

Net cash proceeds		$180,000

Use of proceeds:
Repayment of mortgage loans		30,540
Payment of interest payable on retired loans		30
Payments to Limited Partners		80,500	(G)

		111,070
Increase in cash and cash equivalents		68,930

		$180,000

The impact on equity from the use of proceeds from the equity offering is as follows (in thousands):

Payments to Limited Partners	$80,500
Write-off of unamortized deferred financing costs	74

$80,574

Additionally, cash previously escrowed for debt service, insurance and real estate taxes which have been historically classified as restricted cash will be released from escrow and classified as cash and cash equivalents upon repayment of the retired mortgage loans.

(D) Reflects the issuance of $175.0 million of senior notes and the repayment of certain mortgage loans. In addition to the issuance of the senior notes, the Company will enter into a new $100.0 million revolving credit facility which the Company does not expect to initially draw upon.

(dollars in thousands):
Proceeds from the Debt Financing	$175,000
Use of Proceeds:
Repayment of mortgage loans	162,941
Payment of financing costs	9,188
Payment of defeasance fee on retired mortgages	500
Payment of interest payable on retired loans	475

173,104
Increase in cash and cash equivalents	1,896

$175,000

The impact of the financing transaction on deferred costs is as follows (dollars in thousands):

Payment of financing costs	$9,188
Write-off of unamortized deferred financing costs	(290)

$8,898

CoreSite Realty Corporation

Notes to Pro Forma Condensed Consolidated Financial Statements—(Continued)

The impact on members’ equity from the use of proceeds from the financing transaction is as follows (dollars in thousands):

Write-off of unamortized deferred financing costs	$290
Payment of defeasance fee on retired mortgages	500

$790

Additionally, cash previously escrowed for debt service, insurance and real estate taxes which have been historically classified as restricted cash, will be released from escrow and classified as cash and cash equivalents upon repayment of the retired mortgage loans.

(E) Reflects the recording of noncontrolling interests in the operating partnership as a result of an aggregate of        operating partnership units issued to certain owners of our Predecessor and Acquired Properties who elected to receive operating partnership units as a result of the Restructuring Transactions. Noncontrolling interest is calculated based on stockholders’ equity and noncontrolling interest of approximately 70%.

(F) Reflects the retirement of the profits interest incentive program, “PIP”. Under the PIP, executives and other key employees were provided equity-based awards in order to align the interests of executives and other key employees with those of our equity holders and for retention purposes. In connection with our initial public offering, we intend to adopt a new equity incentive plan and retire the PIP through payments of cash and the issuance of common stock to vested participants.

(G) Reflects the payment of cash to certain owners of the Predecessor and Acquired Properties receiving cash as a result of the Restructuring Transactions.

2.	Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

The adjustments to the pro forma condensed consolidated statement of operations for the year ended December 31, 2009, are as follows:

(AA) Reflects the Predecessor’s historical condensed combined statement of operations for the year ended December 31, 2009.

(BB) Reflects the Acquired Properties’ historical condensed combined statement of operations for the year ended December 31, 2009.

(CC) Reflects the acquisition and contributions of the Acquired Properties as discussed in (B) above. The acquisition of all interests in the Acquired Properties will be accounted for under the purchase method of accounting and will be reflected in the condensed consolidated pro forma financial statements as of January 1, 2009. Adjustments to rental revenue and rent expense represent the resetting of the straight-line rent amounts to January 1, 2009 and the amortization of the net above- and below-market lease contracts, all resulting from purchase accounting. Adjustments to depreciation and amortization expense result from increasing the value of the net real estate assets and the recording of lease intangible assets, all resulting from purchase accounting.

(DD) Reflects the elimination of interest expense, including the amortization of deferred financing costs that would have been eliminated if the mortgage loans were repaid on January 1, 2009 and includes

CoreSite Realty Corporation

Notes to Pro Forma Condensed Consolidated Financial Statements—(Continued)

the pro forma interest expense including amortization of deferred financing costs as if the Financing Transactions had occurred as of January 1, 2009 (dollars in thousands).

Interest Expense
Year Ended
December 31, 2009

Interest expense on retired mortgages	$6,305
Amortization of deferred financing costs on retired mortgages	737
Interest expense on Senior Notes (assumes interest rate of 8.50%)	(14,875)
Amortization of deferred financing costs on Senior Notes and revolving line of credit	(1,949)

Increase in interest expense	$(9,782)

If the interest rate obtained on the Senior Notes was to increase or decrease by 1/8%, the increase or decrease in interest expense on our Senior Notes would decrease or increase future earnings and cash flows by approximately $0.2 million annually.

(EE) Reflects the elimination of the management fee revenue recorded by the Acquired Properties for management fees, construction management fees, payroll reimbursements and leasing commissions earned by the Acquired Properties for services performed on behalf of the Predecessor. The elimination of management fee expense is related to management fees and payroll expense incurred by the Predecessor. The construction management fees and leasing commissions have been capitalized by the Predecessor. Finally, the elimination of Sales and Marketing expense related to lease commissions paid to employees of the Acquired Properties for leasing of the Predecessor’s properties, which amounts will be deferred and recognized over the respective lease terms after the completion of the Restructuring Transactions.

Although such management fees will not be payable subsequent to the completion of the offering, the management, construction and leasing fees incurred historically have been replaced by direct payments of compensation and other general and administrative expenses that will be paid by the Company subsequent to the completion of the public offering.

(FF) The Company expects to incur additional general and administrative expenses as a result of becoming a public company, including but not limited to incremental salaries, board of directors’ fees and expenses, directors’ and officers’ insurance, Sarbanes-Oxley compliance costs, filing fees and incremental audit and tax fees. The Company estimates that these costs could result in incremental general and administrative expenses of approximately $6.0 million per year.

(GG) Reflects the non-controlling interests in the earnings of the Operating Partnership (in thousands):

Pro forma loss from continuing operations before noncontrolling interest	$(32,158)
Noncontrolling interest percentage	70.00%

Noncontrolling interests in continuing operations	$22,511

(HH) Pro forma loss from continuing operations per share—basic and diluted are calculated by dividing pro forma consolidated loss from continuing operations by the number of shares of common stock issued in our initial public offering. REIT shares will be issued in connection with the following Restructuring Transactions:

Initial capitalization	1,000
Issuance of shares to employees	—
Initial public offering	—

1,000

Report of Independent Registered Public Accounting Firm

The Members
CoreSite Predecessor:

We have audited the accompanying combined balance sheets of CoreSite Predecessor (the Company), as of December 31, 2009 and 2008, and the related combined statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the combined financial statements, we also have audited combined financial statement schedule III. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CoreSite Predecessor as of December 31, 2009 and 2008, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Denver, Colorado
May 13, 2010

CoreSite Predecessor

Combined Balance Sheets

	December 31,
	2009	2008
	(In thousands)

ASSETS
Investments in real estate
Land	$43,186	$43,186
Building and building improvements	137,158	127,397
Leasehold improvements	30,782	30,066

	211,126	200,649
Less: Accumulated depreciation and amortization	(16,207)	(7,012)

Net income producing properties	194,919	193,637
Construction in progress	23,136	3,856

Net investments in real estate	218,055	197,493
Cash and cash equivalents	7,466	3,495
Restricted cash	1,057	1,325
Accounts and other receivables, net of allowance for doubtful accounts of $271 and $347 as of December 31, 2009 and 2008, respectively	1,566	2,346
Deferred rent receivable	3,413	1,102
Lease intangibles, net of accumulated amortization of $4,829 and $3,996 as of December 31, 2009 and 2008, respectively	2,140	2,974
Deferred leasing costs, net of accumulated amortization of $1,571 and $444 as of December 31, 2009 and 2008, respectively	5,055	4,029
Deferred financing costs, net of accumulated amortization of $859 and $369 as of December 31, 2009 and 2008, respectively	448	794
Other assets	220	288

Total assets	$239,420	$213,846

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loans payable	$62,387	$52,530
Accounts payable and accrued expenses	6,449	3,663
Due to related parties	6	788
Deferred rent payable	1,733	1,495
Acquired below-market lease contracts, net of accumulated amortization of $3,260 and $2,221 as of December 31, 2009 and 2008, respectively	2,459	3,498
Prepaid rent and other liabilities	4,048	2,769

Total liabilities	77,082	64,743
Members’ equity	162,338	149,103

Total liabilities and members’ equity	$239,420	$213,846

See accompanying notes to combined financial statements.

CoreSite Predecessor

Combined Statements of Operations

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Operating revenue:
Rental revenue	$18,974	$8,592	$5,045
Power revenue	7,372	4,971	2,954
Tenant reimbursement	1,061	1,223	1,193
Other revenue	1,424	795	1,157

Total operating revenues	28,831	15,581	10,349
Operating expenses:
Property operating and maintenance	13,954	11,258	4,451
Management fees to related party	2,244	1,523	363
Real estate taxes and insurance	1,787	2,125	1,015
Depreciation and amortization	11,193	7,966	3,528
Sales and marketing	135	170	60
General and administrative	1,401	1,325	267
Rent	2,816	2,624	509

Total operating expenses	33,530	26,991	10,193

Operating loss	(4,699)	(11,410)	156
Interest income	3	17	38
Interest expense	(2,343)	(2,495)	(2,123)

Net loss	$(7,039)	$(13,888)	$(1,929)

See accompanying notes to combined financial statements.

CoreSite Predecessor

Combined Statements of Members’ Equity

(In thousands)

Balance, January 1, 2007	$10,114
Contributions	99,043
Net loss	(1,929)

Balance, December 31, 2007	107,228
Contributions	55,763
Net loss	(13,888)

Balance, December 31, 2008	149,103
Contributions	20,274
Net loss	(7,039)

Balance, December 31, 2009	$162,338

See accompanying notes to combined financial statements.

CoreSite Predecessor

Combined Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,039)	$(13,888)	$(1,929)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10,368	6,820	1,267
Amortization of above/below market leases	(206)	223	1,552
Amortization of deferred financing costs	490	276	93
Bad debt expense	310	324	24
Changes in operating assets and liabilities:
Restricted cash	(323)	49	(419)
Accounts receivable	470	(1,040)	(1,653)
Due to related parties	(783)	703	85
Deferred rent receivable	(2,312)	(944)	(157)
Deferred leasing costs	(2,182)	(3,715)	(1,370)
Other assets	60	79	(359)
Accounts payable and accrued expenses	1,065	(658)	3,890
Prepaid rent and other liabilities	1,279	1,158	372
Deferred rent payable	239	981	514

Net cash provided by (used in) operating activities	1,436	(9,632)	1,910

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate improvements	(28,043)	(54,377)	(23,953)
Acquisition of real estate assets	—	—	(115,672)
Changes in reserves for capital improvements	591	532	(1,486)

Net cash used in investing activities	(27,452)	(53,845)	(141,111)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage payable	9,857	8,199	44,332
Payments of loan fees and costs	(144)	(777)	(387)
Contributions	20,274	55,763	99,043

Net cash provided by financing activities	29,987	63,185	142,988

Net change in cash and cash equivalents	3,971	(292)	3,787
Cash and cash equivalents, beginning of year	3,495	3,787	—

Cash and cash equivalents, end of year	$7,466	$3,495	$3,787

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$1,919	$2,597	$2,215
Construction costs payable capitalized to real estate	$1,721	$2,113	$2,497

See accompanying notes to combined financial statements.

CoreSite Predecessor

Notes to Combined Financial Statements
December 31, 2009 and 2008

1.	Organization

CoreSite Predecessor (the “Predecessor” or the “Company”) owns four data center properties and leases one data center property. The Predecessor is engaged in the business of ownership, acquisition, construction and management of technology-related real estate. The Company is not a legal entity, but rather a combination of limited liability companies (LLCs), and their wholly owned subsidiaries under common control. The members of the limited liability companies are collectively referred to as “members”. The limited liability agreements do not confer any rights to any creditor to require any member to make a capital contribution, thus the members’ liability is limited to their capital accounts. Each limited liability company will cease to exist upon the occurrence of certain events, including the entry of a decree of judicial dissolution in accordance with the state of Delaware Limited Liability Company Act, or any other event which pursuant to the limited liability company agreements shall cause a termination of such limited liability company, as discussed in the respective agreements.

The accompanying combined financial statements include the following limited liability companies:

		Owned or		State of
Entity Name	Property Name	Leased	Date Formed	Organization

CoreSite 1656 McCarthy, LLC	1656 McCarthy	Owned	November 28, 2006	Delaware
CoreSite Real Estate 70 Innerbelt, LLC	70 Innerbelt	Owned	December 19, 2006	Delaware
CoreSite Real Estate 12100 Sunrise Valley Drive, LLC	12100 Sunrise Valley	Owned	December 17, 2007	Delaware
CoreSite 32 Avenue of the Americas, LLC	32 Avenue of the Americas	Leased	June 18, 2007	Delaware
CRP Coronado Stender, LLC	Coronado-Stender Properties	Owned	February 2, 2007	Delaware

2.	Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles (GAAP). The combined entities are under common management in that they have common managing members. The operations of the properties are included in the financial statements from the date of formation by the Company. Intercompany balances and transactions have been eliminated.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements as of and for the year ended December 31, 2010 through May 13, 2010, the date the financial statements were issued.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investments in Real Estate

Real estate investments are carried at cost less accumulated depreciation and amortization. The cost of real estate includes the purchase price of the property and leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Significant renovations and betterments that extend the

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

economic useful lives of assets are capitalized. During the development of the properties, the capitalization of costs which include interest, real estate taxes and other direct and indirect costs, begins upon commencement of development efforts and ceases when the property is ready for its intended use. Capitalized interest is calculated by applying the specific borrowing rate to the actual development costs expended up to the specific borrowings. Capitalized interest costs were not significant for the years ended December 31, 2009, 2008 and 2007.

Depreciation and amortization are calculated using the straight-line method over the following useful lives of the assets:

Buildings	40 years
Building improvements	1 to 40 years
Leasehold improvements	The shorter of the lease term or useful life of the asset

Depreciation expense was $9.2 million, $5.8 million and $1.2 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Acquisition of Investment in Real Estate

Purchase accounting is applied to the assets and liabilities related to all real estate investments acquired. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, lease origination costs and the value of customer relationships.

The fair value of the land and building of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the fair values of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases.

The fair value of intangibles related to in-place leases includes the value of lease intangibles for above-market and below-market leases, lease origination costs, and customer relationships, determined on a lease-by-lease basis. Above-market and below-market leases are valued based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below-market fixed rate renewal periods. Lease origination costs include estimates of costs avoided associated with leasing the property, including tenant allowances and improvements and leasing commissions. Customer relationship intangibles relate to the additional revenue opportunities expected to be generated through interconnection services and utility services to be provided to the in-place lease tenants.

The capitalized values for above and below-market lease intangibles, lease origination costs, and customer relationships are amortized over the term of the underlying leases. Amortization related to above-market and below-market leases is recorded as either an increase to or a reduction of rental income and amortization for lease origination costs and customer relationships are recorded as amortization expense. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. The carrying value of intangible assets is reviewed for impairment in connection with its respective asset group whenever events or changes in circumstances indicate that the asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount the asset group exceeds its estimated fair value.

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include all non-restricted cash held in financial institutions and other non-restricted highly liquid short-term investments with original maturities of three months or less.

Restricted Cash

The Company is required to maintain certain minimum cash balances in escrow by its members and debt agreements to cover various building improvements and obligations related to tax assessments and insurance premiums. The Company is legally restricted by these agreements from using this cash other than for the purposes specified therein.

Deferred Costs

Deferred leasing costs include commissions and other direct and incremental costs incurred to obtain new customer leases, which are capitalized and amortized over the term of the related leases using the straight-line method. If a lease terminates prior to the expiration of its initial term, any unamortized costs related to the lease are written off to amortization expense.

Deferred financing costs include costs incurred in connection with obtaining debt and extending existing debt. These financing costs are capitalized and amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included as a component of interest expense.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the assets. To the extent that an impairment has occurred, the excess of the carrying amount of long-lived assets over its estimated fair value would be charged to income. For the years ended December 31, 2009, 2008 and 2007 no impairment was recognized.

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the non-cancellable term of the agreements. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rent receivable. If a lease terminates prior to its stated expiration, the deferred rent receivable relating to that lease is written off to rental revenue.

When arrangements include both lease and nonlease elements, the revenue associated with separate elements are allocated based on their relative fair values. The revenue associated with each element is then recognized as earned. Interconnection, utility and power services are considered as separate earnings processes that are provided and completed on a month-to-month basis and revenue is recognized in the period that the services are performed. Utility and power services are included in power revenue in the accompanying statement of operations. Interconnection services are included in other revenue in the accompanying statements of operations. Set-up charges and utility installation fees are initially deferred and recognized over the term of the arrangement as other revenue or the expected period of performance unless management determines a separate earnings process exists related to an installation charge.

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred.

Above-market and below-market lease intangibles that were acquired are amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining non-cancellable term of the underlying leases. Balances, net of accumulated amortization, at December 31, 2009 and 2008 are as follows (in thousands):

	December 31,	December 31,
	2009	2008

Lease contracts above-market value	$680	$680
Accumulated amortization	(605)	(597)

Lease contracts above-market value, net	$75	$83

Lease contracts below-market value	$5,719	$5,719
Accumulated amortization	(3,260)	(2,221)

Lease contracts below-market value, net	$2,459	$3,498

A provision for uncollectible accounts is recorded if a receivable balance relating to contractual rent, rent recorded on a straight-line basis, and tenant reimbursements is considered by management to be uncollectible. At December 31, 2009 and 2008 allowance for doubtful accounts totaled $0.3 million and $0.3 million, respectively. Additions to the allowance for doubtful accounts were approximately $0.3 million, $0.3 million, and less than $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Write-offs charged against the allowance were approximately $0.4 million, $0 and $0 for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007, were approximately $0.1 million, $0.2 million and less than $0.1 million, respectively, and are included in sales and marketing expense.

Asset Retirement Obligations

We record accruals for estimated retirement obligations. The asset retirement obligations relate primarily to the removal of asbestos during development or redevelopment of the properties as well as the estimated equipment removal costs upon termination of a certain lease where the Company is the lessee. At December 31, 2009 and 2008, the amount included in other liabilities on the combined balance sheets was approximately $1.5 million and $1.4 million, respectively.

Income Taxes

No provision is required in the accompanying financial statements for federal and state income taxes, as any such income taxes are the responsibility of the LLCs’ members. The allocated share of income is included in the income tax return of the members. Accordingly, no accounting for federal and state income taxes is required in the accompanying financial statements. Local income taxes are not material. The income tax returns, the qualification of the LLCs as pass-through entities for tax purposes, and the amount of distributable income or loss are subject to examination by federal, state and local taxing authorities. If such examination results in changes to the LLCs’ qualification or in changes to distributable income or loss, the tax liability of the members could be changed accordingly. Net income for financial reporting purposes differs from net

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

income for tax reporting purposes primarily due to differences in depreciation and amortization and the timing of the recognition of rental revenue.

Effective January 1, 2009, the Company adopted the new authoritative guidance under GAAP related to the accounting for uncertainty in income taxes. The Company evaluates tax positions taken or expected to be taken in the course of preparing its combined financial statements to determine whether the tax positions are “more likely than not” of being sustained. Tax positions not deemed to be the “more likely than not” threshold would be recorded as a tax expense in the current year. Previously, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company has concluded that there was no impact related to uncertain tax positions on net income of the Company for the year ended December 31, 2009. Adoption of the standard did not have an impact on the Company’s financial position and results of operations. The Company’s conclusions regarding tax positions may be impacted in the future, based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The earliest tax year subject to examination is 2006.

Concentration of Credit Risks

The Company’s cash and cash equivalents are maintained in various financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk in this area. The Company has no off-balance-sheet concentrations of credit risk, such as foreign exchange contracts, option contracts, or foreign currency hedging arrangements.

For the years ended December 31, 2009, 2008 and 2007, total operating revenues recognized from one customer accounted for 19.2%, 44.9% and 60.5%, respectively. For the year ended December 31, 2007, total operating revenue recognized from another customer accounted for 29%. Other than noted here, no single customer comprised more than 10% of total revenues for the years ended December 31, 2009, 2008 and 2007. The Company obtains security deposits from most of its tenants.

Segment Information

The Company manages its business as one reportable segment consisting of investments in data centers located in the United States. Although the Company provides services in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics amongst all markets, including the nature of the services provided and the type of customers purchasing such services.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued authoritative accounting guidance that established the FASB Accounting Standards Codification. The Codification is the single official source of authoritative, nongovernmental U.S. GAAP and supersedes all previously issued non-SEC accounting and reporting standards. The Company adopted the provisions of the authoritative accounting guidance for the interim reporting period ended September 30, 2009, which did not have a material effect on the Company’s combined financial statements.

On January 1, 2009, the Company adopted an accounting standard which modifies the accounting for assets acquired and liabilities assumed in a business combination. This revised standard requires assets acquired, liabilities assumed, contractual contingencies and contingent consideration in a business combination to be recognized at fair value. Subsequent changes to the estimated fair value of contingent consideration are reflected in earnings until the contingency is settled. The new standard also requires all acquisition costs to be expensed as incurred. The revised standard requires additional disclosures about recognized and unrecognized

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

contingencies. This standard is effective for acquisitions made after December 31, 2008. The adoption of this standard will change the Company’s accounting treatment for business combinations on a prospective basis.

On January 1, 2009, the Company adopted authoritative guidance issued by the FASB which requires all entities to report noncontrolling (i.e. minority) interests in subsidiaries as equity in the combined financial statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the entity retains its controlling financial interest in the subsidiary. The standard also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. The standard was effective for the Company beginning on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s combined financial statements.

On January 1, 2008, the Company adopted authoritative guidance issued by the FASB for its non-financial assets and liabilities and for its financial assets and liabilities measured at fair value on a non-recurring basis. The guidance provides a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In April 2009, the FASB issued further clarification for determining fair value when the volume and level of activity for an asset or liability had significantly decreased and for identifying transactions that were not conducted in an orderly market. This clarification of the accounting standard is effective for interim reporting periods after June 15, 2009. The Company adopted this clarification of the standard for the interim reporting period ended June 30, 2009. The adoption of the provisions of this new standard did not materially impact the Company’s combined financial statements.

On January 1, 2009, the Company adopted a new accounting standard which expands the disclosure requirements regarding an entity’s derivative instruments and hedging activities. The adoption of the provisions of this new standard did not materially impact the Company’s combined financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple-element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In January 2010, the accounting requirements for fair value measurements were modified to provide disclosures about transfers into and out of Levels 1 and 2, separate detail of activity relating to Level 3 measurements, and disclosure by class of asset and liability as opposed to disclosure by the major category of assets and liabilities, which was often interpreted as a line item on the balance sheet. The accounting guidance also clarifies for Level 2 and Level 3 measurements that a description of the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques or inputs, if any, are required for both recurring and nonrecurring fair value measurements. This standard will be effective for the Company’s fiscal year beginning January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements which will be effective for the Company’s fiscal year beginning January 1, 2011. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In June 2009, the FASB issued guidance that amended the consolidation of variable-interest entities (“VIEs”). This amended guidance requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) has the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. Further, the amended guidance requires

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

ongoing reconsideration of the primary beneficiary of a VIE and adds an additional reconsideration event for determination of whether an entity is a VIE. The new guidance was effective January 1, 2010 for the Company. The adoption of this guidance did not impact the Company’s combined financial statements.

3.	Investment in Real Estate

1656 McCarthy

On December 6, 2006, CRP Oak Creek V, LLC, an affiliate of CoreSite 1656 McCarthy, LLC acquired the property, along with four other properties, for an aggregate purchase price of approximately $28.5 million. Concurrently with the acquisition, the members of CRP Oak Creek V, LLC contributed the property to the CoreSite 1656 McCarthy, LLC as a non-cash contribution totaling $10.2 million, the property’s fair value on date of acquisition of which $5.1 million was allocated to land and $5.1 million allocated to building. The members of CRP Oak Creek V, LLC are also members of the CoreSite 1656 McCarthy, LLC. The property is located at 1656 McCarthy Boulevard, Milpitas, California.

32 Avenue of the Americas

On June 30, 2007, a lease was executed for one floor in the property located at 32 Avenue of the Americas, New York, New York. The term of the lease is 15 years and 6 months. There are two lease renewal options that are exercisable at the end of the lease term. Each lease renewal option is effective for five years.

12100 Sunrise Valley

On December 28, 2007, the property was acquired for approximately $45.0 million, which includes the property’s purchase price and closing costs. The purchase price was allocated to land and building, totaling $12.0 million and $33.1 million, respectively. The property is located at 12100 Sunrise Valley Drive, Reston, Virginia.

70 Innerbelt

On April 11, 2007, the property was acquired for approximately $32.5 million, which includes the property’s purchase price, closing costs, and the assumption of a $14.5 million loan payable. The purchase price was allocated to various components, such as land, building, and intangibles related to in-place leases. The total amount allocated to land and building was $6.1 million and $26.7 million, respectively. The total amount allocated to lease intangibles consisted of $0.1 million for above-market leases and $2.9 million for below-market leases. The total amount allocated to lease origination costs was $2.5 million. The property is located at 70 Innerbelt Road, Somerville, Massachusetts.

Coronado-Stender Properties

On February 2, 2007, CRP Coronado Stender, LLC and another entity entered into a purchase and sale agreement with Coronado Stender Associates, LLC, to acquire the property as tenant in common. CRP Coronado Stender, LLC’s interest in the property was 94 percent for which $34.5 million plus closing costs was paid. On March 14, 2007, CRP Coronado Stender, LLC purchased the remaining 6 percent interest in the property for $2.1 million plus closing costs. The total purchase price of $37.8 million including closing costs, was allocated to identifiable tangible and intangible assets and liabilities based upon their fair values. The total amount allocated to land and buildings was $19.9 million and $16.4 million, respectively. The total amount allocated to lease intangibles consisted of $0.6 million for above-market leases and $2.8 million for below-market leases. The total amount allocated to tenant origination costs was $3.7 million.

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

The following is a summary of the properties owned and leased at December 31, 2009 (in thousands):

		Acquisition		Buildings and	Leasehold	Construction in
Property Name	Location	Date	Land	Improvements	Improvements	Progress	Total Cost

1656 McCarthy	Milpitas, CA	12/6/2006	$5,086	$20,175	$—	$136	$25,397
70 Innerbelt	Somerville, MA	4/11/2007	6,100	53,576	—	94	59,770
12100 Sunrise Valley	Reston, VA	12/28/2007	12,100	43,819	—	6,964	62,883
32 Avenue of the Americas	New York, NY	6/30/2007	—	—	30,782	—	30,782
Coronado-Stender Properties	Santa Clara, CA	2/2/2007	19,900	19,588	—	15,942	55,430

Total			$43,186	$137,158	$30,782	$23,136	$234,262

4.	Debt

A summary of outstanding indebtedness as of December 31, 2009 and 2008 is as follows (in thousands):

	Interest Rate at	Maturity	December 31,	December 31,
	December 31, 2009	Date	2009	2008

12100 Sunrise Valley	LIBOR plus 2.75% (3.00% at December 31, 2009)	June 1, 2011	$17,362	$7,516
70 Innerbelt	7.25%	March 1, 2011	14,486	14,475
Coronado Stender Properties	LIBOR plus 1.40% (1.63% at December 31, 2009)	March 9, 2010	30,539	30,539

Total			$62,387	$52,530

12100 Sunrise Valley

As of December 31, 2009, 12100 Sunrise Valley has a mortgage loan payable of $17.4 million, which bears interest at LIBOR plus 275 basis points (3.00% at December 31, 2009). Additional draws may be made under the loan agreement up to a maximum of $32.0 million to fund specified construction. The mortgage loan payable is secured by the 12100 Sunrise Valley property and requires payments of interest only until the “amortization commencement date” on June 1, 2011, provided that the maturity date has been extended. The loan matures on June 1, 2011 with two one-year extension options exercisable at the Company’s request provided certain conditions are met. The Company capitalized $0.7 million in deferred financing costs associated with the issuance of the mortgage loan payable. Amortization of deferred financing costs totaled $0.2 million and $0.1 million for the years ended December 31, 2009 and 2008, respectively. The mortgage loan payable contains certain nonfinancial covenants. As of December 31, 2009, the Company is in compliance with all covenants.

70 Innerbelt

As of December 31, 2009, the Company had a mortgage loan payable of $14.5 million. This loan is secured by deeds of trust on 70 Innerbelt and bears interest at a fixed rate of 7.25%. The Company assumed the loan as part of its acquisition of the property on April 11, 2007. The loan was originally recognized at its fair value of $14.5 million and the difference between the acquisition date fair value and the outstanding principal amount of $43 thousand is being amortized over the life of the loan as interest expense. The loan requires payments of interest only until maturity, and is subject to various prepayment penalties and fees. The loan matures on March 1, 2011.

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

Coronado-Stender Properties

As of December 31, 2009, Coronado Stender had a senior mortgage loan payable of $28.0 million and a junior mortgage loan payable of $2.5 million. These loans are secured by deeds of trust on the property and bear interest at LIBOR plus 140 basis points (1.63% as of December 31, 2009). Both the senior and junior mortgage loan payable require interest only payments. The original maturity date of the senior mortgage loan payable and subordinate mortgage loan payable is March 9, 2010 with three extension options. The first extension is broken into two periods, the first for a three-month extension and the second for a nine-month extension. The remaining two extension periods are for 12 month extensions. The Company exercised the first three month extension on March 9, 2010 and intends to exercise the remaining extensions. Amortization of the deferred financing costs for the years ended December 31, 2009, 2008 and 2007, was $0.2 million, $0.1 million and $0.1 million, respectively.

In addition, the Coronado Stender loan agreements require the Company to obtain an interest rate cap agreement for the principal amount of the debt instruments. The interest rate cap provides interest rate protection above the strike rate of 4.0% and results in the receipt of interest payments when actual rates exceed the cap strike rate. We recognize changes in fair value of the derivative in earnings. The amounts recognized for such derivative for the years ended December 31, 2009, 2008 and 2007, were not significant.

As of December 31, 2009, principal payments due for the borrowings are as follows (in thousands):

2010	$30,539	(1)
2011	31,848

Total	$62,387

(1)	On March 9, 2010 the Company exercised its 3 month extension right on the 2901 Coronado Drive loan extending the maturity date to June 9, 2010. The Company intends to exercise its 9 month extension right prior to maturity in June 2010.

5.	Intangible Assets

As of December 31, 2009, lease intangible liabilities, which are classified as below-market leases have a weighted average remaining life of 4.7 years and lease intangible assets, which are classified as above-market leases, have a weighted average remaining life of 9.5 years. The net lease intangible assets and liabilities are amortized on a straight-line basis over their remaining useful life. For the years ended December 31, 2009, 2008 and 2007, $1.0 million, $1.1 million and $1.2 million, respectively, of below-market leases were amortized as an increase to rental revenue. For the years ended December 31, 2009, 2008 and 2007, less than $0.1 million, $0.1 million and $0.5 million, respectively, of above-market leases were amortized as a decrease to rental revenue. Future estimated amortization expense related to these intangibles will be a net increase to rental revenue as follows (in thousands):

Year Ending
December 31,

2010	$628
2011	206
2012	206
2013	206
2014	206
Thereafter	932

Total	$2,384

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

Lease origination costs are amortized on a straight-line basis over the remaining noncancelable term of the associated leases. As of December 31, 2009, 2008 and 2007, $0.8 million, $1.1 million and $2.3 million, respectively, of amortization expense was included in depreciation and amortization. As of December 31, 2009, the weighted average remaining useful life was 5.4 years with future estimated amortization expense as follows (in thousands):

Year Ending
December 31,

2010	$453
2011	190
2012	190
2013	190
2014	190
Thereafter	852

Total	$2,065

6.	Leases

The future minimum lease payments to be received under noncancelable leases in effect at December 31, 2009 is as follows (in thousands):

Year Ending
December 31,

2010	$20,775
2011	18,616
2012	14,103
2013	9,822
2014	6,796
Thereafter	21,296

Total	$91,408

7.	Related Party Transactions

Management fees, lease commissions and construction management fees

The Company has engaged CoreSite, LLC, a related party, to act as its agent for the purpose of coordinating the activities of the property manager, for leasing and servicing the properties, and for overseeing property build-out activities. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC earned management fees of $2.2 million, $1.5 million and $0.4 million, respectively. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC earned lease commissions of $1.8 million, $2.4 million and $0.5 million, respectively. These commissions are included in deferred leasing costs. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC earned construction management fees of $0.6 million, $1.1 million and $0.5 million, respectively. The construction management fees are included in building improvements and construction in progress. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC was reimbursed for payroll related expenses of $1.0 million, $0.7 million and $0.2 million, respectively. At December 31, 2009 and 2008, less than $0.1 million and $0.8 million, respectively, of such fees were payable to CoreSite, LLC. Management fee revenue, lease commission revenue, construction management fees and reimbursements of payroll related expenses are included in management fees from related parties on the combined statements of operations.

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

Letters of Credit

In connection with the lease agreement entered into by 32 Avenue of the Americas (see Note 3), Carlyle Realty Partners V, LP, a related party of the Company’s members, executed two letters of credit on behalf of 32 Avenue of the Americas for $8.0 million and $0.3 million. The $0.3 million letter of credit is security for construction costs and the $8.0 million letter of credit is security for rental payments. Any amounts drawn on either letter of credit would be due on demand to Carlyle Realty Partners V, LP. As of December 31, 2009, the letters of credit have not been funded. The $8.0 million and $0.3 million letters of credit are automatically renewed annually on August 1 and June 20, respectively, unless notice of termination is given 120 days prior to the renewal date. On April 5, 2010, the letter of credit for $0.3 million was terminated.

Sale of Fixed Assets

During 2008, 70 Innerbelt sold certain fixed assets at historical cost to a related entity for $0.6 million in cash. There was no gain or loss recorded for the transaction.

8.	Estimated Fair Value of Financial Instruments

Authoritative guidance issued by the Financial Accounting Standards Board establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring assets and liabilities at fair values. This hierarchy establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy under the authoritative guidance are as follows:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

During the year ended December 31, 2009, the Company did not have any nonfinancial assets or liabilities measured at fair value on a recurring basis other than the interest rate caps as discussed below.

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, interest rate caps, mortgage notes payable, interest payable and accounts payable. The carrying values of cash and cash equivalents, restricted cash, accounts receivable, interest payable, and accounts payable approximate fair values due to the short-term nature of these accounts.

As of December 31, 2009, the fair value of our interest rate cap was determined using Level 2 inputs from the fair value hierarchy and was not significant. The interest rate cap was prepaid and therefore can never result in a liability to the company.

Derivative financial instruments expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the derivative instrument. The Company uses interest rate derivatives to help manage the risk associated with variable interest rate mortgages. The Company does not trade derivative instruments. The Company minimizes its credit risk on these transactions by dealing with major, creditworthy financial institutions as determined by management, and therefore, the Company believes the likelihood of realizing losses from counterparty non-performance is remote.

The combined balance of our mortgage notes payable was $62.4 million as of December 31, 2009 with a fair value of $62.0 million based on Level 2 inputs from the fair value hierarchy.

CoreSite Predecessor

Notes to Combined Financial Statements — (Continued)

Measurements of asset retirement obligations upon initial recognition are based on Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of remediation costs, inflation rate, market risk premium and the expected timing of development or redevelopment. The inputs are derived based on historical data as well as management’s best estimate of current costs.

9.	Commitments and Contingencies

The Company currently leases the data center space known as 32 Avenue of the Americas under a noncancelable operating lease agreement. The lease agreement provides for base rental rate increases at defined intervals during the term of the lease. In addition, the Company has negotiated rent abatement periods to better match the phased build-out of the data center space. The Company accounts for such abatements and increasing base rentals using the straight-line method over the noncancelable term of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent.

Additionally, the company has commitments related to telecommunications capacity used to connect data centers located within the same market or geographical area.

The future minimum payments to be made under noncancelable leases and telecommunications capacity commitments as of December 31, 2009, are as follows (in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total

Operating leases	$2,424	$2,472	$2,521	$2,572	$2,623	$23,910	$36,522
Telecommunications capacity	335	380	367	163	104	142	1,491

Total	$2,759	$2,852	$2,888	$2,735	$2,727	$24,052	$38,013

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $2.8 million, $2.6 million and $0.5 million, respectively.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. Management believes that the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

CoreSite Predecessor
Schedule III

Real Estate and Accumulated Depreciation
December 31, 2009

				Costs Capitalized
				Subsequent to		Gross Amount Carried at			Accumulated
		Initial Cost		Acquisition		December 31, 2009			Depreciation at
			Building and		Building and		Building and		December 31,	Year
Property	Encumbrances	Land	Improvements	Land	Improvements	Land	Improvements	Total	2009	Acquired
	(In thousands)

1656 McCarthy	$—	$5,086	$5,046	$—	$15,265	$5,086	$20,311	$25,397	$2,727	2006
70 Innerbelt	14,486	6,100	26,748	—	26,922	6,100	53,670	59,770	5,999	2007
12100 Sunrise Valley	17,362	12,100	32,939	—	17,844	12,100	50,783	62,883	3,021	2007
32 Avenue of the Americas	—	—	—	—	30,782	—	30,782	30,782	3,042	2007
Coronado-Stender Properties	30,539	19,900	16,438	—	19,092	19,900	35,530	55,430	1,418	2007

	$62,387	$43,186	$81,171	$—	$109,905	$43,186	$191,076	$234,262	$16,207

The aggregate cost of the total properties for federal income tax purposes was $204.8 million at December 31, 2009.

See accompanying report of independent registered public accounting firm.

CoreSite Predecessor
Schedule III

Real Estate and Accumulated Depreciation
December 31, 2009
(In thousands)

The following table reconciles the historical cost and accumulated depreciation of the CoreSite Predecessor properties for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Property
Balance, beginning of period	$204,505	$152,242	$10,132
Additions—property acquisitions	—	—	114,225
Additions—improvements	29,757	52,263	27,885

Balance, end of period	$234,262	$204,505	$152,242

Accumulated Depreciation
Balance, beginning of period	$7,012	$1,199	$—
Additions—depreciation and amortization	9,195	5,813	1,199

Balance, end of period	$16,207	$7,012	$1,199

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

The Members and Partners
CoreSite Acquired Properties:

We have audited the accompanying combined balance sheets of CoreSite Acquired Properties (the Company), as of December 31, 2009 and 2008, and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the combined financial statements, we also have audited combined financial statement schedule III. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CoreSite Acquired Properties as of December 31, 2009 and 2008, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying combined financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the combined financial statements, one of the combined entities has significant short-term debt obligations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 1. The combined financial statements and financial statement schedule do not include any adjustments that might result from the outcome of the uncertainty.

/s/ KPMG LLP

Denver, Colorado
May 13, 2010

CoreSite Acquired Properties

Combined Balance Sheets

	December 31,
	2009	2008
	(In thousands)

ASSETS
Investments in real estate
Land	$45,548	$45,548
Building and building improvements	217,406	208,805
Leasehold improvements	44,722	41,661

	307,676	296,014
Less: Accumulated depreciation and amortization	(46,154)	(31,129)

Net income producing properties	261,522	264,885
Construction in progress	849	1,740

Net investments in real estate	262,371	266,625
Cash and cash equivalents	19,106	10,110
Restricted cash	14,176	16,371
Accounts and other receivables, net of allowance for doubtful accounts of $905 and $1,724 as of December 31, 2009 and 2008, respectively	3,716	6,686
Due from related parties	—	96
Deferred rent receivable	3,970	4,046
Lease intangibles, net of accumulated amortization of $8,409 and $5,175 as of December 31, 2009 and 2008, respectively	10,594	14,462
Deferred leasing costs, net of accumulated amortization of $3,370 and $1,992 as of December 31, 2009 and 2008, respectively	2,382	2,430
Deferred financing costs, net of accumulated amortization of $2,910 and $2,415 as of December 31, 2009 and 2008, respectively	268	327
Other assets	1,039	723

Total assets	$317,622	$321,876

LIABILITIES AND EQUITY
Mortgage loans payable	$148,456	$150,494
Accounts payable and accrued expenses	9,112	11,418
Due to related parties	261	—
Deferred rent payable	3,774	2,559
Acquired below-market lease contracts, net of accumulated amortization of $2,080 and $1,581 as of December 31, 2009 and 2008, respectively	3,467	4,478
Prepaid rent and other liabilities	5,783	6,038

Total liabilities	170,853	174,987
Equity	146,769	146,889

Total liabilities and equity	$317,622	$321,876

See accompanying notes to combined financial statements.

CoreSite Acquired Properties

Combined Statements of Operations

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Operating revenue:
Rental revenue	$51,686	$43,987	$29,045
Power revenue	19,430	16,517	8,708
Tenant reimbursement	3,044	2,489	2,000
Other revenue	8,965	5,875	3,179
Management fees from related parties	5,643	5,511	5,009

Total operating revenues	88,768	74,379	47,941
Operating expenses:
Property operating and maintenance	23,512	22,466	13,231
Real estate taxes and insurance	3,943	3,897	3,601
Depreciation and amortization	19,413	16,777	11,679
Sales and marketing	3,195	2,995	2,209
General and administrative	13,841	13,276	6,798
Rent	14,616	14,112	6,406

Total operating expenses	78,520	73,523	43,924

Operating income	10,248	856	4,017
Interest income	76	455	929
Interest expense	(5,467)	(8,695)	(11,931)

Net income (loss)	4,857	(7,384)	(6,985)
Net loss attributable to noncontrolling interests	—	—	(3,317)

Net income (loss) attributable to partners and members	$4,857	$(7,384)	$(3,668)

See accompanying notes to combined financial statements.

CoreSite Acquired Properties

Combined Statements of Equity

	Partners’ and	Noncontrolling
	Members’ Equity	Interest	Total Equity
	(In thousands)

Balance, January 1, 2007	$41,653	$38,262	$79,915
Contributions	104,939	—	104,939
Distributions	(1,650)	—	(1,650)
Purchase of noncontrolling interest	—	(34,945)	(34,945)
Net income	(3,668)	(3,317)	(6,985)

Balance, December 31, 2007	141,274	—	141,274
Contributions	21,982	—	21,982
Distributions	(8,983)	—	(8,983)
Net income	(7,384)	—	(7,384)

Balance, December 31, 2008	146,889	—	146,889
Contributions	4,199	—	4,199
Distributions	(9,176)	—	(9,176)
Net income	4,857	—	4,857

Balance, December 31, 2009	$146,769	$—	$146,769

See accompanying notes to combined financial statements.

CoreSite Acquired Properties

Combined Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$4,857	$(7,384)	$(6,985)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,727	13,982	8,488
Amortization of above/below market leases	2,788	2,830	3,094
Amortization of deferred financing costs	495	551	900
Bad debt expense	859	1,373	421
Changes in operating assets and liabilities:
Restricted cash	428	(643)	(1,290)
Accounts receivable	2,110	(4,429)	(2,566)
Due to and due from related parties	358	462	(451)
Deferred rent receivable	76	(973)	(1,748)
Deferred leasing costs	(1,419)	(1,109)	(3,131)
Other assets	(315)	(69)	(401)
Accounts payable and accrued expenses	(1,900)	916	7,425
Prepaid rent and other liabilities	(254)	2,138	2,169
Deferred rent payable	1,215	1,621	861

Net cash provided by operating activities	26,025	9,266	6,786

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate improvements	(11,344)	(27,159)	(31,223)
Acquisition of real estate assets	—	—	(83,182)
Distributions from (contributions to) reserves for capital improvements	1,767	(1,112)	2,835

Net cash used in investing activities	(9,577)	(28,271)	(111,570)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage loans payable	3,128	4,898	35,253
Repayments of mortgage loans payable	(5,166)	—	—
Payments of loan fees and costs	(437)	(445)	(497)
Contributions	4,199	21,982	78,393
Distributions	(9,176)	(8,983)	(1,650)

Net cash (used in) provided by financing activities	(7,452)	17,452	111,499

Net change in cash and cash equivalents	8,996	(1,553)	6,715
Cash and cash equivalents, beginning of year	10,110	11,663	4,948

Cash and cash equivalents, end of year	$19,106	$10,110	$11,663

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$4,849	$8,225	$10,925
Construction costs payable capitalized to real estate	$407	$1,785	$2,082
Contribution of leasehold improvements	—	—	$26,546

See accompanying notes to combined financial statements.

CoreSite Acquired Properties

Notes to Combined Financial Statements
December 31, 2009 and 2008

1.	Organization

CoreSite Acquired Properties (the “Acquired Properties”, “we”, “our” or the “Company”) owns four data center properties and leases two data center properties. Additionally, the Company owns CoreSite, LLC, the management company that was created on September 13, 2001 for the purpose of acting as the agent for the Acquired Properties and other related parties to coordinate the activities of the property manager and for leasing and servicing the properties. The Company is engaged in the business of ownership, acquisition, construction and management of technology-related real estate. The Company is not a legal entity, but rather a combination of limited liability companies (LLCs) and limited partnerships (LPs) under common control, and their wholly owned subsidiaries. The members of the combined limited liability companies are collectively referred to as “members”. The partners of the combined limited partnerships are collectively referred to as “partners”. The limited liability and limited partnership agreements do not confer any rights to any creditor to require any member to make a capital contribution, thus the members’ and partners’ liability is limited to their capital accounts. Each limited liability company will cease to exist upon the occurrence of certain events, including the entry of a decree of judicial dissolution in accordance with the state of Delaware Limited Liability Company Act, or any other event which pursuant to the LLC or LP agreements shall cause a termination of such LLC or LP, as discussed in the respective agreements.

The accompanying combined financial statements include the following limited liability companies:

		Owned or		State of
Entity Name	Property Name	Leased	Date Formed	Organization

CoreSite, LLC	(1)	(1)	September 13, 2001	Delaware
CoreSite One Wilshire, LLC	One Wilshire	Leased	May 7, 2007	Delaware
Carlyle MPT Mezzanine A, LLC	55 S. Market	Owned	February 3, 2000	Delaware
CoreSite Real Estate 900 N. Alameda, LP	900 N. Alameda	Owned	October 6, 2006	Delaware
CoreSite Real Estate 427 S. LaSalle, LP	427 S. LaSalle	Owned	July 19, 2006	Delaware
CoreSite 1275 K Street, LLC	1275 K Street	Leased	May 31, 2006	Delaware
CoreSite 2115 NW 22nd Street, LP	2115 NW 22nd Street	Owned	April 26, 2006	Delaware

(1)	CoreSite LLC is the management company and does not have an ownership interest in real property.

Liquidity

As of December 31, 2009, one of the combined entities, Carlyle MPT Mezzanine A, LLC (55 S. Market) had $11.5 million in cash and cash equivalents and $73.0 million of short-term debt obligations related to mortgage loans as described in Note 4. In 2009, Carlyle MPT Mezzanine A, LLC exercised its final extension of the maturity date of these loans, and they are due and payable on November 9, 2010. Carlyle MPT Mezzanine A, LLC does not anticipate that cash flow from operations will be sufficient to satisfy these obligations. The Company intends to repay these loans with proceeds from an initial public offering, by refinancing the existing debt obligation, or by obtaining other debt financing. There is no assurance that the Company will be able to complete an initial public offering, obtain additional debt financing or otherwise obtain the capital necessary to repay the debt, resulting in substantial doubt about Carlyle MPT Mezzanine A, LLC’s ability to continue as a going concern. If the Company is unable to raise capital or refinance the debt, the lender would be entitled to exercise its rights under the loan agreement, which could include foreclosing on the property. Carlyle MPT Mezzanine A, LLC represents 21% of total operating revenues for the year ended December 31, 2009 and 31% of total assets at December 31, 2009 of the combined financial statements. The combined financial statements have been prepared with the assumption that the combined entities will continue as going concerns and will be able to realize their assets and discharge their liabilities in the normal course of business. These financial statements do not include any

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result from the inability of Carlyle MPT Mezzanine A, LLC to continue as a going concern.

2.	Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles (GAAP). The combined entities are under common management. The operations of the properties are included in the financial statements from the date of formation by the Company. Intercompany balances and transactions have been eliminated.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements as of and for the year ended December 31, 2009 through May 13, 2010, the date the financial statements were issued.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investments in Real Estate

Real estate investments are carried at cost less accumulated depreciation and amortization. The cost of real estate includes the purchase price of the property and leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Significant renovations and betterments that extend the economic useful lives of assets are capitalized. During the development of the properties, the capitalization of costs which include interest, real estate taxes and other direct and indirect costs, begins upon commencement of development efforts and ceases when the property is ready for its intended use. Capitalized interest is calculated by applying the specific borrowing rate to the actual development costs expended up to the specific borrowings. Interest costs capitalized were not significant for the years ended December 31, 2009, 2008 and 2007.

Depreciation and amortization are calculated using the straight-line method over the following useful lives of the assets:

Buildings	40 years
Building improvements	1 to 40 years
Leasehold improvements	The shorter of the lease term or useful life of the asset

Depreciation expense was $15.3 million, $12.6 million and $7.6 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Acquisition of Investment in Real Estate

Purchase accounting is applied to the assets and liabilities related to all real estate investments acquired. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, lease origination costs, and the value of customer relationships.

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

The fair value of the land and building of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the fair values of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases.

The fair value of intangibles related to in-place leases includes the value of lease intangibles for above-market and below-market leases, lease origination costs, and customer relationships, determined on a lease-by-lease basis. Above-market and below-market leases are valued based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below-market fixed rate renewal periods. Lease origination costs include estimates of costs avoided associated with leasing the property, including tenant allowances and improvements and leasing commissions. Customer relationship intangibles relate to additional revenue opportunities expected to be generated through interconnection services and utility services to be provided to the in-place lease tenants.

The capitalized values for above-market and below-market lease intangibles, lease origination costs, and customer relationships are amortized over the term of the underlying leases. Amortization related to above-market and below-market leases is recorded as either an increase to or a reduction of rental income and amortization for lease origination costs and customer relationships are recorded as amortization expense. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. The carrying value of intangible assets is reviewed for impairment in connection with its respective asset group whenever events or changes in circumstances indicate that the asset group may not be recoverable. An impairment loss is recognized if the carrying amount of the asset group is not recoverable and its carrying amount exceeds its estimated fair value.

Cash and Cash Equivalents

Cash and cash equivalents include all non-restricted cash held in financial institutions and other non-restricted highly liquid short-term investments with original maturities of three months or less.

Restricted Cash

The Company is required to maintain certain minimum cash balances in escrow by its members and debt agreements to cover various building improvements and obligations related to tax assessments and insurance premiums. The Company is legally restricted by these agreements from using this cash other than for the purposes specified therein.

Deferred Costs

Deferred leasing costs include commissions and other direct and incremental costs incurred to obtain new customer leases, which are capitalized and amortized over the term of the related leases using the straight-line method. If a lease terminates prior to the expiration of its initial term, any unamortized costs related to the lease are written off to amortization expense.

Deferred financing costs include costs incurred in connection with obtaining debt and extending existing debt. These financing costs are capitalized and amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included as a component of interest expense.

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, these changes could result in an adjustment to the carrying amount of the assets. To the extent that an impairment has occurred, the excess of the carrying amount of the long-lived asset over its estimated fair value would be charged to income. For the years ended December 31, 2009, 2008 and 2007, no impairment was recognized.

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the non-cancellable term of the agreements. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rent receivable. If a lease terminates prior to its stated expiration, the deferred rent receivable relating to that lease is written off to rental revenue.

When arrangements include both lease and nonlease elements, the revenue associated with separate elements are allocated based on their relative fair values. The revenue associated with each element is then recognized as earned. Interconnection, utility and power services are considered as separate earnings processes that are provided and completed on a month-to-month basis and revenue is recognized in the period that the services are performed. Utility and power services are included in power revenue in the accompanying statements of operations. Interconnection services are included in other revenue in the accompanying statements of operations. Set-up charges and utility installation fees are initially deferred and recognized over the term of the arrangement as other revenue or the expected period of performance unless management determines a separate earnings process exists related to an installation charge.

Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred.

Above-market and below-market lease intangibles that were acquired are amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining non-cancellable term of the underlying leases. Balances, net of accumulated amortization, at December 31, 2009 and 2008 are as follows (in thousands):

	December 31,	December 31,
	2009	2008

Lease contracts above-market value	$3,680	$3,680
Accumulated amortization	(1,937)	(1,077)

Lease contracts above-market value, net	$1,743	$2,603

Lease contracts below-market value	$5,547	$6,059
Accumulated amortization	(2,080)	(1,581)

Lease contracts below-market value, net	$3,467	$4,478

A provision for uncollectible accounts is recorded if a receivable balance relating to contractual rent, rent recorded on a straight-line basis, and tenant reimbursements is considered by management to be uncollectible. At December 31, 2009 and 2008, allowance for doubtful accounts totaled $0.9 million and $1.7 million, respectively. Additions to the allowance for doubtful accounts were approximately $0.8 million, $1.4 million,

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

and $0.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Write-offs charged against the allowance were approximately $1.6 million, $0.1 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007, were approximately $0.5 million, $0.7 million and $0.3 million, respectively, and are included in sales and marketing expense.

Asset Retirement Obligations

We record accruals for estimated retirement obligations. The asset retirement obligations relate primarily to the removal of asbestos during development or redevelopment of the properties. At December 31, 2009 and 2008, the amount included in other liabilities on the combined balance sheets was approximately $0.4 million and $0.4 million, respectively.

Income Taxes

No provision is required in the accompanying combined financial statements for federal and state income taxes, as any such income taxes are the responsibility of the Acquired Properties’ members and partners. The allocated share of income is included in the income tax returns of the members and partners. Local income taxes are not material. The income tax returns, the qualification of the LLCs and LPs as pass-through entities for tax purposes, and the amount of distributable income or loss are subject to examination by federal, state and local taxing authorities. If such examination results in changes to the LLCs’ or LPs’ qualification or in changes to distributable income or loss, the tax liability of the members and partners could be changed accordingly. Net income for financial reporting purposes differs from net income for tax reporting purposes primarily due to differences in depreciation and amortization and the timing of the recognition of rental revenue.

Effective January 1, 2009, the Company adopted the new authoritative guidance under GAAP related to the accounting for uncertainty in income taxes. The Company evaluates tax positions taken or expected to be taken in the course of preparing its combined financial statements to determine whether the tax positions are “more likely than not” of being sustained. Tax positions not deemed to be the “more likely than not” threshold would be recorded as a tax expense in the current year. Previously, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company has concluded that there was no impact related to uncertain tax positions on net income of the Company for the year ended December 31, 2009. Adoption of the standard did not have an impact on the Company’s financial position and results of operations. The Company’s conclusions regarding tax positions may be impacted in the future, based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The earliest tax year subject to examination is 2006.

Concentration of Credit Risks

The Company’s cash and cash equivalents are maintained in various financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk in this area. The Company has no off-balance-sheet concentrations of credit risk, such as foreign exchange contracts, option contracts, or foreign currency hedging arrangements.

No single customer comprised more than 10% of total revenues for the years ended December 31, 2009, 2008 and 2007.

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

Segment Information

The Company manages its business as one reportable segment consisting of investments in data centers located in the United States. Although the Company provides services in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics amongst all markets, including the nature of the services provided and the type of customers purchasing such services.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued authoritative accounting guidance that established the FASB Accounting Standards Codification (the “Codification”). The Codification is the single official source of authoritative, nongovernmental U.S. GAAP and supersedes all previously issued non-SEC accounting and reporting standards. The Company adopted the provisions of the authoritative accounting guidance for the interim reporting period ended September 30, 2009, which did not have a material effect on the Company’s combined financial statements.

On January 1, 2009, the Company adopted an accounting standard which modifies the accounting for assets acquired and liabilities assumed in a business combination. This revised standard requires assets acquired, liabilities assumed, contractual contingencies and contingent consideration in a business combination to be recognized at fair value. Subsequent changes to the estimated fair value of contingent consideration are reflected in earnings until the contingency is settled. The new standard also requires all acquisition costs to be expensed as incurred. The revised standard requires additional disclosures about recognized and unrecognized contingencies. This standard is effective for acquisitions made after December 31, 2008. The adoption of this standard will change the Company’s accounting treatment for business combinations on a prospective basis.

On January 1, 2009, the Company adopted authoritative guidance issued by the FASB which requires all entities to report noncontrolling (i.e. minority) interests in subsidiaries as equity in the combined financial statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. The standard also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. The standard was effective for the Company beginning on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s combined financial statements.

On January 1, 2009, the Company adopted authoritative guidance issued by the FASB for its non-financial assets and liabilities and for its financial assets and liabilities measured at fair value on a non-recurring basis. The guidance provides a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In April 2009, the FASB issued further clarification for determining fair value when the volume and level of activity for an asset or liability had significantly decreased and for identifying transactions that were not conducted in an orderly market. This clarification of the accounting standard is effective for interim reporting periods after June 15, 2009. The Company adopted this clarification of the standard for the interim reporting period ended June 30, 2009. The adoption of the provisions of this new standard did not materially impact the Company’s combined financial statements.

On January 1, 2009, the Company adopted a new accounting standard which expands the disclosure requirements regarding an entity’s derivative instruments and hedging activities. The adoption of the provisions of this new standard did not materially impact the Company’s combined financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple-element arrangement and requires the allocation of arrangement consideration to each deliverable

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In January 2010, the accounting requirements for fair value measurements were modified to provide disclosures about transfers into and out of Levels 1 and 2, separate detail of activity relating to Level 3 measurements, and disclosure by class of asset and liability as opposed to disclosure by the major category of assets and liabilities, which was often interpreted as a line item on the balance sheet. The accounting guidance also clarifies for Level 2 and Level 3 measurements that a description of the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques or inputs, if any, are required for both recurring and nonrecurring fair value measurements. This standard will be effective for the Company’s fiscal year beginning January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements which will be effective for the Company’s fiscal year beginning January 1, 2011. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In June 2009, the FASB issued guidance that amended the consolidation of variable-interest entities (“VIEs”). This amended guidance requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) has the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. Further, the amended guidance requires ongoing reconsideration of the primary beneficiary of a VIE and adds an additional reconsideration event for determination of whether an entity is a VIE. The new guidance was effective January 1, 2010 for the Company. The adoption of this guidance did not impact the Company’s combined financial statements.

3.	Investment in Real Estate

55 S. Market

On February 3, 2000, the property was acquired for approximately $72.7 million, which includes the property’s purchase price and closing costs. The total amount allocated to land and building was $14.5 million and $58.1 million, respectively. The property is located in San Jose, California.

One Wilshire

On August 1, 2007, the CoreSite One Wilshire, L.L.C. executed two leases for 172,970 square feet (unaudited) in the property. The term of each lease is 10 years. The company has three lease renewal options that are exercisable at the end of each lease term. Each lease renewal option is effective for five years.

1275 K Street

On June 12, 2006, CoreSite 1275 K Street, L.L.C. executed a lease for approximately 23,921 square feet (unaudited) in the property. The term of the lease is 10 years. The Company has three lease renewal options that are exercisable at the end of each lease term. Each lease renewal option is effective for five years.

427 S. LaSalle

On February 14, 2007, the property was acquired for approximately $35.0 million, which includes the property’s purchase price and closing costs. The purchase price was allocated to various components, such as land, building, and intangibles related to in-place leases. The total amount allocated to land and building was $5.6 million and $30.3 million, respectively. The total amount allocated to net lease intangibles consisted of $0.5 million for above-market leases and $4.0 million for below-market leases. The total amount allocated to tenant origination costs was $2.6 million. The property is located in Chicago, Illinois.

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

900 N. Alameda

On October 6, 2006, the Property was acquired for approximately $76.0 million which includes the purchase price and closing costs, of which $24.7 million, $42.3 million and $9.0 million was allocated to land, building and improvements, and lease intangibles, respectively. The property is located in Los Angeles, California.

2115 NW 22nd Street

On June 12, 2006, the property was acquired for approximately $10.8 million which includes the purchase price and closing costs, of which $0.7 million and $10.1 million were allocated to land, building and improvements, respectively. The property is located in Miami, Florida.

The following is a summary of the properties owned and leased at December 31, 2009 (in thousands):

		Acquisition/		Buildings and	Leasehold	Construction in
Property Name	Location	Lease Date	Land	Improvements	Improvements	Progress	Total Cost

One Wilshire	Los Angeles, CA	8/1/2007	$—	$—	$37,446	$161	$37,607
55 S. Market	San Jose, CA	2/3/2000	14,534	76,462	—	49	91,045
900 N. Alameda	Los Angeles, CA	10/6/2006	24,718	73,738	—	335	98,791
427 S. LaSalle	Chicago, IL	2/14/2007	5,555	52,994	—	189	58,738
1275 K Street	Washington, DC	6/12/2006	—	—	5,107	7	5,114
2115 NW 22nd Street	Miami, FL	6/12/2006	741	14,212	—	90	15,043

Total			$45,548	$217,406	$42,553	$831	$306,338

4.	Debt

A summary of outstanding indebtedness as of December 31, 2009 and 2008 is as follows (in thousands):

	Interest Rate at	Maturity	December 31,	December 31,
	December 31, 2009	Date	2009	2008

55 S. Market—Mortgage loan	LIBOR plus 1.67% (1.90% at December 31, 2009)	November 9, 2010	$58,000	$58,000
55 S. Market—Mortgage loan	LIBOR plus 4.50% (4.73% at December 31, 2009)	November 9, 2010	15,000	15,000
427 S. LaSalle—Senior mortgage loan	LIBOR plus 0.60% (0.83% at December 31, 2009)	March 9, 2010	25,000	25,000
427 S. LaSalle— Subordinate mortgage loan	LIBOR plus 1.95% (2.18% at December 31, 2009)	March 9, 2010	5,000	1,872
427 S. LaSalle— Mezzanine loan	LIBOR plus 4.83% (5.06% at December 31, 2009)	March 9, 2010	10,000	10,000
900 N. Alameda—Senior mortgage loan	LIBOR plus 3.25% (7.75% at December 31, 2009)	February 1, 2010	32,000	32,000
900 N. Alameda— Subordinate mortgage loan	LIBOR plus 3.25% (7.75% at December 31, 2009)	February 1, 2010	3,456	8,622

Total			$148,456	$150,494

55 S. Market

As of December 31, 2009, the Company has two mortgage loans payable for $58.0 million and $15.0 million, which bear interest at LIBOR plus 1.668% (1.90% as of December 31, 2009) and LIBOR plus 4.5% (4.73% as of December 31, 2009), respectively. Both mortgage loans payable are secured by the property, require payments of interest only until maturity, and are subject to various prepayment penalties and

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

fees. The original maturity date of the mortgage loans payable was November 9, 2007 with three one-year extension options. During 2009, the Company exercised and obtained the third and final one-year extension option through November 9, 2010. In addition, the loan agreements require the Company to obtain an interest rate cap agreement for the principal amount of the debt instruments. The interest rate caps provide interest rate protection if LIBOR increases above 5.50% and result in the Company’s receipt of interest payments when actual rates exceed the cap strike rate. The Company recognizes changes in fair value of these financial instrument derivatives in earnings. The amounts recognized for such derivatives for the years ended December 31, 2009, 2008 and 2007 were not significant.

427 S. LaSalle

As of December 31, 2009, the Company had a senior mortgage loan, subordinate mortgage loan and mezzanine loan payable of $25.0 million, $5.0 million and $10.0 million, respectively. These loans are secured by deeds of trust on the property and bear interest as follows: LIBOR plus 0.60% for the senior mortgage loan (0.83% as of December 31, 2009), LIBOR plus 1.95% for the subordinate mortgage loan (2.18% as of December 31, 2009) and LIBOR plus 4.83% for the mezzanine loan payable (5.06% as of December 31, 2009). The loans payable require payments of interest only until maturity, and are subject to various prepayment penalties and fees.

The loans’ original maturity dates are March 9, 2010 with two 12-month extensions available. On March 9, 2010, the first extension was exercised, and the maturity was extended to March 9, 2011. In addition, the loan agreements require the Company to obtain an interest rate cap agreement for the principal amount of the debt instruments. The interest rate caps provide interest rate protection if LIBOR increases above 6.50% and result in the Company’s receipt of interest payments when actual rates exceed the cap strike rate. The Company recognizes changes in fair value of these financial instrument derivatives in earnings. The amounts recognized for such derivatives for the years ended December 31, 2009, 2008 and 2007 were not significant.

900 N. Alameda

As of December 31, 2009, the Company has a senior mortgage loan payable of $32.0 million and a subordinate mortgage loan payable of $3.5 million. These two loans are secured by deeds of trust on the property and bear interest at LIBOR plus 3.25% but shall not be less than 7.75% during the first four extension periods (7.75% as of December 31, 2009). The senior mortgage loan payable requires interest only payments. Assuming the exercise of all extension periods, the loans would require principal payments of $3.5 million in 2010, with the remainder due at maturity in August 2011. The original maturity date of the senior mortgage loan payable and subordinate mortgage loan payable was August 1, 2009 with eight 90-day extension options. During 2009, the Company exercised and obtained two extension options for each loan, which extended the maturity dates to February 1, 2010. There are four additional extension periods of 90 days remaining, which the Company intends to exercise. The loan agreements require fees of 0.25% of the outstanding loan balance to be paid for each of the first four extensions and fees of 0.50% of the outstanding loan balance for the last four extensions.

In addition, the loan agreements require the Company to obtain an interest rate cap agreement for the principal amount of the debt instruments. The interest rate caps provide interest rate protection if LIBOR increases above 4.50% for the first 4 options to extend and at 5.75% for the last 4 options to extend and result in the Company’s receipt of interest payments when actual rates exceed the cap strike rate. The Company recognizes changes in fair value of these financial instrument derivatives in earnings. The amounts recognized for such derivatives for the years ended December 31, 2009, 2008 and 2007 were not significant.

On March 15, 2010, the fourth extension period was exercised and obtained which changes the maturity date to August 1, 2010.

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

As of December 31, 2009, principal payments due for our borrowings are as follows (in thousands):

2010	$108,456	(1)
2011	40,000	(2)

Total	$148,456

(1)	On March 15, 2010, 900 N. Alameda exercised its 3-month extension right extending the maturity date to August 1, 2010. There are four additional extension periods of 90 days remaining, which the Company intends to exercise.

(2)	On March 9, 2010, 427 S. LaSalle exercised its 12-month extension right extending the maturity date to March 9, 2011.

5.	Intangible Assets

As of December 31, 2009, net lease intangible liabilities, which are classified as below-market leases, have a weighted average remaining life of 3.2 years, with the exception of a long-term lease with the United States Postal Service, which has a remaining life of 93.6 years and carrying amount of $1.9 million as of December 31, 2009. Lease intangible assets, which are classified as above-market leases, have a weighted average remaining life of 2.1 years. The above-market and below-market lease intangible assets and liabilities are amortized on a straight-line basis over their remaining useful life. For the years ended December 31, 2009, 2008 and 2007, $0.7 million, $0.8 million and $0.8 million, respectively, of below-market leases were amortized as an increase to rental revenue. For the years ended December 31, 2009, 2008 and 2007 $0.9 million, $0.9 million and $0.8 million, respectively, of above-market leases were amortized as a decrease to rental revenue. Future estimated amortization expense resulting in increases (decreases) to rental revenue related to these intangibles is as follows (in thousands):

Year Ending
December 31,

2010	$(211)
2011	(467)
2012	264
2013	245
2014	25
Thereafter	1,868

Total	$1,724

Lease origination costs are amortized on a straight-line basis over the remaining noncancelable term of the associated leases. As of December 31, 2009, 2008 and 2007, $2.7 million, $2.8 million and $3.1 million, respectively, of amortization expense was included in depreciation and amortization. As of December 31, 2009

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

the weighted average remaining useful life was 9.2 years with future estimated amortization expense as follows (in thousands):

Year Ending
December 31,

2010	$2,559
2011	2,442
2012	827
2013	801
2014	181
Thereafter	2,041

Total	$8,851

6.	Leases

The future minimum lease payments to be received under noncancelable leases in effect at December 31, 2009 is as follows (in thousands):

Year Ending
December 31,

2010	$43,330
2011	33,005
2012	20,213
2013	11,210
2014	6,936
Thereafter	23,306

Total	$138,000

7.	Related Party Transactions

Management fees, lease commissions and construction management fees

Other related entities not included in CoreSite Acquired Properties have engaged CoreSite, LLC to act as its agent for the purpose of coordinating the activities of the property manager, for leasing and servicing the properties, and for overseeing property build-out activities. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC recognized management fees of $2.2 million, $1.4 million and $2.6 million, respectively. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC recognized lease commission revenue of $1.8 million, $2.3 million and $1.6 million, respectively. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC recognized construction management fees of $0.6 million, $1.1 million and $0.5 million, respectively. For the years ended December 31, 2009, 2008 and 2007, CoreSite, LLC was reimbursed for payroll related expenses of $1.0 million, $0.7 million and $0.3 million, respectively. At December 31, 2009 and 2008, less than $0.1 million and $0.8 million, respectively, of such fees were receivable. Management fee revenue, lease commission revenue, construction management fees and reimbursements of payroll related expenses are included in management fees from related parties on the combined statements of operations.

Letters of Credit

In connection with 900 N. Alameda’s loan (see Note 4), Carlyle Realty Partners IV, LP, a related party of the Company’s members, has executed two letters of credit on behalf of the Company for $4 million and $6.5 million. The letters of credit are collateral against the loan. As of December 31, 2009, the letters of credit

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

have not been funded. The letters of credit expire on July 31, 2010 and December 26, 2010, but will automatically renew for a period of one year, unless notice of termination is given 90 days prior to the renewal date.

In connection with the lease CoreSite One Wilshire, LLC entered into as a lessee for the property known as One Wilshire (see Note 3), Carlyle Realty Partners III, LP, a related party of the Company’s member, has executed a letter of credit on behalf of the Company for $0.5 million. The $0.5 million letter of credit is security for general lease performance. Any amounts drawn on the letter of credit would be due on demand to Carlyle Realty Partners III, LP. As of December 31, 2009, the letters of credit have not been funded. The letter of credit is automatically renewed annually on August 1, unless notice of termination is given 120 days prior to the renewal date.

In connection with the lease CoreSite 1275 K Street, LLC entered into as a lessee for the property known as 1275 K Street (see Note 3), Carlyle Realty Partners III, LP, a related party of the Company’s member, has executed a letter of credit on behalf of the Company for $0.7 million. The $0.7 million letter of credit is used as a substitution for a cash security deposit. Any amounts drawn on the letter of credit would be due on demand to the Carlyle Realty Partners III, LP. As of December 31, 2009, the letters of credit have not been funded. The letter of credit is automatically renewed annually on October 22, unless notice of termination is given 60 days prior to the renewal date.

In connection with the lease CoreSite, LLC entered into as a lessee for the Company’s headquarters located in Denver, Colorado, Carlyle Realty Partners III, LP, a related party of the Company’s member, has executed a letter of credit on behalf of the Company for $0.3 million for rent security. On the commencement anniversary dates of the lease, the letter of credit will be reduced by $0.1 million per year. At December 31, 2009, the letter of credit was $0.2 million. As of December 31, 2009, the letter of credit has not been funded. The letter of credit expires October 22, 2010 but will automatically renew annually, unless notice of termination is given 30 days prior to the renewal date.

Contribution of Leasehold Improvements and Lease of One Wilshire

An entity controlled by CoreSite One Wilshire, LLC’s parent previously owned the building which includes the data center space known as One Wilshire, and on August 1, 2007, sold its interest in the land and building to an unrelated third party. Upon the sale of the building, the parent contributed the leasehold improvements and lease intangibles with a cost basis of $26.5 million to CoreSite One Wilshire, LLC. Subsequent to the sale, CoreSite One Wilshire, LLC leases space in the building representing approximately 26% of the property and subleases this space to its customers. The Coresite Acquired Properties’ combined financial statements include the results of operations for Coresite One Wilshire, LLC from the date it commenced operations on August 1, 2007.

8.	Estimated Fair Value of Financial Instruments

Authoritative guidance issued by the FASB establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring assets and liabilities at fair values. This hierarchy establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy under the authoritative guidance are as follows:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

During the year ended December 31, 2009, the Company did not have any nonfinancial assets or liabilities measured at fair value on a recurring basis other than the interest rate caps as discussed below.

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, interest rate caps, mortgage notes payable, interest payable, and accounts payable. The carrying values of cash and cash equivalents, restricted cash, accounts receivable, interest payable, and accounts payable approximate fair values due to the short-term nature of these accounts.

As of December 31, 2009, the fair value of our interest rate cap was determined using Level 2 inputs from the fair value hierarchy and was not significant. The interest rate caps were prepaid and therefore can never result in a liability to the Company.

Derivative financial instruments expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the derivative instrument. The Company uses interest rate derivatives to help manage the risk associated with variable interest rate mortgages. The Company does not trade derivative instruments. The Company minimizes its credit risk on these transactions by dealing with major, creditworthy financial institutions as determined by management, and therefore, the Company believes the likelihood of realizing losses from counterparty non-performance is remote.

The combined balance of our mortgage notes payable was $148.5 million as of December 31, 2009 with a fair value of $144.6 million based on Level 2 inputs from the fair value hierarchy.

Measurements of asset retirement obligations upon initial recognition are based on Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of remediation costs, inflation rate, market risk premium and the expected timing of development or redevelopment. The inputs are derived based on historical data as well as management’s best estimate of current costs.

9.	Employee Benefit and Compensation Plans

CoreSite, LLC has a tax qualified retirement 401(k) plan that provides employees with an opportunity to save for retirement on a tax advantaged basis. Employees may participate after six months of employment. Additionally at that time, the Company provides a safe harbor contribution equal to 3% of the participant’s annual salary. The employee and employer contributions are limited to the maximum amount allowed by the Internal Revenue Service. Both employee and employer contributions vest immediately. Company contributions were $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has an incentive compensation plan which provides for incentive awards to employees of CoreSite, LLC for the performance of services to or for the related real estate entities that CoreSite, LLC manages. The awards are settled in cash and are based on performance of the respective real estate entities. Compensation expense for the plan is recorded when payments become probable. During the years ended December 31, 2009, 2008 and 2007, payments totaling $0.3 million, $0 and $0 respectively were considered to be probable of payment and were accrued by the Company. The related expense is recorded by the respective real estate entities and is or will be reimbursed by those entities. Accordingly, compensation expense of $0.2 million and $0.1 million was recorded by CoreSite One Wilshire, LLC and CoreSite 1275 K Street, LLC, respectively.

10.	Commitments and Contingencies

The Company currently leases the data center space under noncancelable operating lease agreements at One Wilshire and 1275 K Street, and the Company leases its headquarters located in Denver, Colorado under a

CoreSite Acquired Properties

Notes to Combined Financial Statements — (Continued)

noncancelable operating lease agreement. The lease agreements provide for base rental rate increases at defined intervals during the term of the lease. In addition, the Company has negotiated rent abatement periods to better match the phased build-out of the data center space. The Company accounts for such abatements and increasing base rentals using the straight-line method over the noncancelable term of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent payable.

Additionally, the Company has commitments related to telecommunications capacity used to connect data centers located within the same market or geographical area and power usage.

The future minimum payments to be made under noncancellable leases, telecommunications capacity and power usage commitments as of December 31, 2009, are as follows (in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total

Operating leases	$13,483	$13,884	$14,285	$14,656	$14,926	$37,772	$109,006
Telecommunications capacity	306	290	290	116	47	152	1,201
Power usage	179	92	—	—	—	—	271

Total	$13,968	$14,266	$14,575	$14,772	$14,973	$37,924	$110,478

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $14.6 million, $14.1 million and $6.4 million, respectively.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. Management believes that the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

CoreSite Acquired Properties
Schedule III

Real Estate and Accumulated Depreciation
December 31, 2009

				Costs Capitalized
				Subsequent to		Gross Amount Carried at			Accumulated
		Initial Cost		Acquisition		December 31, 2009			Depreciation at
			Building and		Building and		Building and		December 31,	Year
Property(1)	Encumbrances	Land	Improvements	Land	Improvements	Land	Improvements	Total	2009	Acquired
	(In thousands)

One Wilshire	$—	$—	$—	$—	$37,607	$—	$37,607	$37,607	$7,834	2007
55 S. Market	73,000	14,534	58,136	—	18,375	14,534	76,511	91,045	20,690	2000
900 N. Alameda	35,456	24,718	42,305	—	31,768	24,718	74,073	98,791	6,919	2006
427 S. LaSalle	40,000	5,555	30,256	—	22,927	5,555	53,183	58,738	6,567	2007
1275 K Street	—	—	—	—	5,114	—	5,114	5,114	1,628	2006
2115 22nd Street	—	741	10,017	—	4,285	741	14,302	15,043	1,852	2006

Total	$148,456	$45,548	$140,714	$—	$120,076	$45,548	$260,790	$306,338	$45,490

(1)	Table excludes our leasehold interest in our Denver corporate headquarters.

The aggregate cost of the total properties for federal income tax purposes was $298.4 million at December 31, 2009.

See accompanying report of independent registered public accounting firm.

CoreSite Acquired Properties
Schedule III

Real Estate and Accumulated Depreciation
December 31, 2009

The following table reconciles the historical cost and accumulated depreciation of the CoreSite Acquired Properties properties for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(In thousands)

Property(1)
Balance, beginning of period	$296,938	$276,417	$169,237
Additions—property acquisitions	—	—	35,811
Additions—improvements	9,400	20,521	71,369

Balance, end of period	$306,338	$296,938	$276,417

Accumulated Depreciation(1)
Balance, beginning of period	$30,818	$18,372	$10,783
Additions—depreciation and amortization	14,672	12,446	7,589

Balance, end of period	$45,490	$30,818	$18,372

(1)	Table excludes our leasehold interest in our Denver corporate headquarters.

See accompanying report of independent registered public accounting firm.

11 DATA CENTERS | 7 MAJOR U.S. METRO AREAS

2.0 MILLION SQUARE FEET | 600+ CUSTOMERS

ONE WILSHIRE
ONE WILSHIRE

55 S. MARKET

900 N. ALAMEDA

2901 CORONADO

12100 SUNRISE VALLEY

2115 NW 22ND STREET

1275 K STREET

32 AVE. OF THE AMERICAS

70 INNERBELT

1656 MCCARTHY

427 S. LASALLE

CORESITE

STRONG DATA CENTERS.
LASTING RELATIONSHIPS.

Shares

CoreSite Realty Corporation

Common Stock

PRELIMINARY PROSPECTUS

          , 2010

Citi
BofA Merrill Lynch
RBC Capital Markets

Dealer Prospectus Delivery Requirement

Until          , 2010 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Securities and Exchange Commission registration fee	$
FINRA filing fees
NYSE listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Federal and State Taxes

Miscellaneous

Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

During the past three years, we (including our predecessor), have issued and sold the following unregistered securities: On February 17, 2010, in connection with our formation, Thomas M. Ray was issued 1,000 shares of our common stock for total consideration of $10.00 in cash in order to provide our initial capitalization.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate our company, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity and

•	any individual who, while a director or officer and, at our request, serves or has served as a director, officer, trustee, partner, member or manager of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity, against any claim or liability by reason of that status and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. The rights to indemnification and advance of expenses provided by our charter and bylaws vest immediately upon election of a director or officer. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company or any entity acquired by our company, or its predecessors, if any, or any partnership controlled by our company, or its predecessors, if any, in any of the capacities described above and any employee or agent of us or a predecessor of our company or acquired entity.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of CoreSite, L.P., the partnership in which we serve as sole general partner.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b) Exhibits.  The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement between CoreSite Realty Corporation and the underwriters named therein.
3	.1*	Articles of Amendment and Restatement of CoreSite Realty Corporation.
3	.2*	Amended and Restated Bylaws of CoreSite Realty Corporation.
4	.1*	Specimen certificate representing the Common Stock of CoreSite Realty Corporation.
5	.1*	Opinion of Venable LLP as to legality of the securities being issued.

Exhibit
Number		Description

8	.1*	Opinion of Latham & Watkins LLP as to certain U.S. federal income tax matters.
10	.1*	Form of Limited partnership agreement of CoreSite, L.P.
10	.2*	Form of 2010 Equity Incentive Plan.
10	.3*	Form of Restricted Stock Award Agreement.
10	.4*	Form of Incentive Stock Option Agreement.
10	.5*	Form of Employment Agreement between CoreSite Realty Corporation and Thomas M. Ray.
10	.6*	Form of Indemnification Agreement for directors and officers of CoreSite Realty Corporation.
10	.7*	Form of Registration Rights Agreement.
16.1		Letter of Ernst & Young, LLP regarding Change in Certifying Accountants.
16.2		Letter of Baker Tilly Virchow Krause, LLP (formerly Beers & Cutler PLLC) regarding Change in Certifying Accountants.
21	.1*	Subsidiaries of CoreSite Realty Corporation.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Venable LLP (included in Exhibit 5.1).
23	.3*	Consent of Latham & Watkins LLP (included in Exhibit 8.1).
24.1		Powers of Attorney (included in signature pages).
99.1		Consent of Robert G. Stuckey to be named as a board nominee.
99.2		Consent of Paul E. Szurek to be named as a board nominee.
99.3		Consent of David A. Wilson to be named as a board nominee.

*	To be filed by Amendment.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on May 13, 2010.

CORESITE REALTY CORPORATION

By:	/s/ Thomas M. Ray
Name:     Thomas M. Ray

Title:	President

Each person whose signature appears below constitutes and appoints Thomas M. Ray and Deedee M. Beckman, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following. persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas M. Ray Thomas M. Ray	President and Director (Principal Executive Officer)	May 13, 2010

/s/ Deedee M. Beckman Deedee M. Beckman	Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 13, 2010

II-4